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As filed with the Securities and Exchange Commission on October 6, 2010

Registration No. 333-167842

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Global Aviation Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4522 (Primary Standard Industrial Classification Code Number)	No. 20-4222196 (I.R.S. Employer Identification No.)
101 World Drive Peachtree City, Georgia 30269 (770) 632-8000
(Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

Mark M. McMillin

Senior Vice President, General Counsel and Secretary
Global Aviation Holdings Inc.
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8215
 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

Copy to:

Thomas R. McNeill Eliot W. Robinson Bryan Cave LLP 1201 West Peachtree Street, N.W. 14th Floor Atlanta, Georgia 30309 (404) 572-6600	Leslie N. Silverman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

         Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 6, 2010

Prospectus

                                Shares

Global Aviation Holdings Inc.

Common Stock

        Global Aviation Holdings Inc. is offering                        shares of common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

        We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol "GLAH."

        Investing in the common stock involves risks. See "Risk Factors" beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$

        The selling stockholder identified in this prospectus has granted to the underwriters the right to purchase up to an additional                        shares of common stock at the public offering price, less the underwriting discount, held by the selling stockholder to cover over-allotments. We will not receive any proceeds from sales by the selling stockholder.

        Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares to the purchasers on or about                        , 2010.

Morgan Stanley	Jefferies & Company

The date of this prospectus is                        , 2010

        We are responsible for the information contained in this prospectus. We have not, and the underwriters and the selling stockholder have not, authorized anyone to give you any other information, and neither we, the underwriters nor the selling stockholder take any responsibility for any other information that others may give you. We, the underwriters and the selling stockholder (if applicable) are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, the "Company," "our Company," "we," "us" and "our" refer to Global Aviation Holdings Inc., and its consolidated subsidiaries, unless the context otherwise requires.

        Through and including                        , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        Unless otherwise indicated, information contained in this prospectus concerning our business lines, our industry and its segments and related markets and our general expectations concerning our industry and its segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and reflect assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable.

i

PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections captioned "Risk Factors" and "Cautionary Language Regarding Forward-Looking Statements" and the historical financial data and related notes contained elsewhere in this prospectus before making an investment decision.

        All references to "we," "us," "our," "Global," "our Company" or "the Company" in this prospectus mean Global Aviation Holdings Inc. and its consolidated subsidiaries, unless the context requires otherwise.

        All share data have been adjusted to give retroactive effect for all periods presented to a 100-for-one stock split of our common stock effected as of October 1, 2010.

        All references to "MatlinPatterson" in this prospectus mean MatlinPatterson ATA Holdings LLC, a Delaware limited liability company, our principal stockholder and an affiliate of MatlinPatterson Global Advisers LLC and certain investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager.

        All references to the "military" mean the armed forces of the United States of America. All references to "government fiscal year" in this prospectus mean the fiscal year of the U.S. federal government ending on September 30 of the year indicated.

Our Company

        Global Aviation Holdings Inc. is a provider of customized, non-scheduled passenger and cargo air transport services, offering our customers a wide range of aircraft types, configurations, payloads and capabilities. We operated in approximately 126 countries worldwide in 2009, and are the largest provider of contracted air transportation services to the U.S. military. We provide our services through our two operating air carriers, World Airways, Inc. and North American Airlines, Inc., which we refer to in this prospectus as "World" and "North American," respectively. As of June 30, 2010, our combined fleet consisted of 30 wide-body and narrow leased aircraft, which support our two primary business lines: (1) military, which includes both passenger and cargo services, and (2) commercial cargo air transport services. We also offer passenger charter services to customers in specialty markets, such as providing supplemental peak capacity for other air carriers, political campaigns, professional sports teams, tour operators and concert tours.

        Our two primary lines of business combine the recurring revenue base of our established military business with the growth opportunities provided by our commercial cargo service. This coupling reduces our business model's vulnerability to economic downturns while positioning us to take advantage of opportunities as the global economy strengthens. Nearly all our military and commercial cargo customer contracts provide for fuel expense pass-throughs or reimbursements, significantly reducing our exposure to fuel price volatility.

        For the year ended December 31, 2009, our military (passenger and cargo) and commercial cargo business lines generated revenues of $858 million and $116 million, respectively, and, with other revenues of $69 million, we had combined revenues of $1,043 million. For the six months ended June 30, 2010, our military (passenger and cargo) and commercial cargo business lines generated revenues of $505 million and $60 million, respectively, and, with other revenues of $25 million, we had combined revenues of $590 million. For the year ended December 31, 2009, we recorded net income of $142.0 million. For the six months ended June 30, 2010, we recorded net income of $0.2 million.

        We generally measure our productivity by block hours, and charge many of our customers on a block hour basis. A block hour is the time interval from an aircraft's departure from one terminal to its arrival at another. For the year ended December 31, 2009, block hours totaled 86,684, of which military (passenger and cargo) and commercial cargo business lines accounted for 55,828 block hours and 22,514 block hours, respectively. For the six months ended June 30, 2010, block hours totaled 43,774, of which military (passenger and cargo) and commercial cargo business lines accounted for 29,105 block hours and 11,222 block hours, respectively. The balance of the block hours, or 8,342 block hours for the year ended December 31, 2009, and 3,447 block hours for the six months ended June 30, 2010, respectively, were for passenger charter services and non-revenue operations.

Our Business Lines

        Military Passenger and Military Cargo (approximately 82% of our revenues and 64% of our block hours in 2009).    We are the largest provider of air transport services to the U.S. military. We have been transporting troops and their families, as well as equipment and supplies, around the world since 1952 during times of both conflict and peace. In 2009, we provided airlift capacity for approximately 864,000 military passengers and approximately 305,000 tons of cargo. We believe the military's demand for international passenger and cargo air transport services will remain significant, even following further troop withdrawals from Iraq.

        The U.S. Department of Defense (DOD), through the U.S. Air Force's Air Mobility Command (the AMC), relies on commercial air carriers for more than 90% of its passenger and 40% of its cargo international air transportation needs because this model represents a more cost-effective option than operating and maintaining its own aircraft. In the government fiscal year ended September 30, 2009, the military contracted with commercial air carriers for $1.6 billion in passenger flights and $1.6 billion in cargo flights under its international program. The AMC awards flights to contracting teams formed by various major scheduled passenger, cargo integrator and charter air carriers based on the aircraft those teams pledge to the Civil Reserve Air Fleet (the CRAF), which is a program operated by the AMC to ensure aircraft are available for activation by the military in times of need. The carriers in these teams generally rely upon passenger and cargo charter air carriers, such as World and North American, to operate the flights awarded to the team. Our military passenger and cargo service contracts reimburse us based on the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. These contract terms allow us to operate on a cost-plus basis, providing a recurring source of revenue payable by the U.S. military, a secure counterparty with very limited credit risk. Furthermore, because our contracts provide for reimbursement of fuel costs by the military, plus an applicable cost-plus markup, this business line is substantially insulated from fuel price volatility.

        We are the largest operator of passenger flights in the AMC international program, receiving 51% of the program's total passenger expenditures in 2009. We offer the military a range of aircraft sizes from the Boeing 757-200 narrow-body to the medium-class wide-body Boeing 767-300ER to the large-class wide-body McDonnell Douglas MD-11. Our variety of aircraft types and fleet flexibility enable us to meet almost any passenger airlift requirement of the military, which we believe gives us a significant competitive advantage.

        We are the only provider of both passenger and cargo airlift to the military, and we have successfully grown our military cargo business in recent years. One key factor in generating that growth is the military's increasing use of large contoured cargo freighters, primarily the MD-11 freighter, which often provides a more efficient solution for many cargo payloads than the larger B747 family of freighters. The MD-11 freighter has an advantageous payload design and is modern, younger and approximately 32% more fuel-efficient than the Boeing 747-200 traditionally used for military air cargo transport. The AMC has indicated that it intends to direct over 20% of its wide-body cargo transport requirements to contoured freighters. As the largest operator of MD-11 freighter flights for the AMC, we are well-positioned to benefit from this greater use of contoured aircraft.

        Another factor in the growth of our military cargo business is the military's increased use of the Boeing 747-400 freighter with its greater fuel efficiency and increased payload relative to the older B747-200 freighter. In 2009, we began to operate our B747-400 freighters for the military, transporting, among other things, Mine-Resistant, Ambush-Protected All-Terrain Vehicles (M-ATVs) to Afghanistan. In fiscal year 2010, the AMC began paying a separate, higher rate for the B747-400 over the B747-200 freighter.

        Commercial Cargo (approximately 11% of our revenues and 26% of our block hours in 2009).    For our commercial customers, we operate freighter aircraft primarily under contracts pursuant to which we provide the aircraft, crew, maintenance and insurance at a fixed rate per block hour. These contracts, known as ACMI contracts, provide our air cargo customers with the flexibility to outsource their cargo aircraft requirements, add supplemental capacity in existing markets and serve increased demand in seasonal markets, without reactivating older freighters or acquiring newer freighters and related resources, such as flight crews. Under ACMI contracts, the customer is responsible for paying the majority of total operating expenses, including fuel. Our current ACMI commercial cargo customers include ANA Aviation Services, Cargolux, Etihad Airways, and Jade Cargo.

        We also enter into full-service charter contracts with certain customers where we are paid a higher block hour rate, but assume responsibility for fuel, handling, landing fees and other operating expenses.

        Other—Commercial Passenger Charters.    In addition to operating military passenger missions, we use our passenger aircraft to provide ACMI and full-service passenger charters to government and commercial customers in certain specialty markets, including operating supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. In 2009, these commercial passenger charter services represented approximately 5% of our revenues and 8% of our block hours.

Our Combined Aircraft Fleet

        As of June 30, 2010, our combined fleet consisted of 30 leased passenger and freighter aircraft, as described in more detail in the table below:

Aircraft Type	World	North American	Average Age (in years)	Lease Expiration Range (in months)
Boeing 757-200 (passenger)	—	5	11	22-47
Boeing 767-300ER (passenger)	—	5	15	10-45
Boeing 747-400 (freighter)	2	—	17	94-101
McDonnell Douglas MD-11 (freighter)	9	—	16	20-59
McDonnell Douglas MD-11 (passenger)	6	—	15	7-39
McDonnell Douglas DC-10-30 (passenger)	3	—	29	33-38

	20	10	17.2

        To meet increased cargo demand, World entered into contracts in July 2010 to lease two Boeing 747-400 freighter aircraft, each for a period of 72 months. One lease commences and the aircraft is scheduled to be delivered during the fourth quarter of 2010, and the other lease commences and the aircraft is scheduled to be delivered during the first quarter of 2011. In addition, World entered into an agreement to lease an additional MD-11 passenger aircraft, which is scheduled to be delivered during the third quarter of 2010.

Competitive Strengths

        We believe we possess the following competitive strengths:

        Leading Provider of Military Air Transport Services.    We have been flying for the military since 1952 and are the largest provider of military transport services in the AMC international program, which provides the U.S. military's outsourced international passenger and cargo requirements. The U.S. military, through the AMC, relies on commercial air carriers for more than 90% of its passenger and 40% of its international air cargo needs. For the 2009 government fiscal year, our share of total AMC passenger spending was 51.4% and our share of total AMC cargo spending was 5.6%, which on a combined basis represent 27.9% of total spending in the AMC international program. We are the co-leader of the Alliance Team, the largest of the three teams that support the AMC. Under our arrangements within the Alliance Team, we have a right of first refusal to fly all passenger missions awarded to our team. We also have a right of first refusal to fly military MD-11 freighter missions and a second priority position to fly B747 freighter missions awarded to our team. We are the only provider of both passenger and cargo air transport services to the AMC.

        Recurring Source of Revenue.    Since we began flying for the military, we have supported major operations in Korea, Vietnam, the Persian Gulf, Bosnia, Iraq, Afghanistan and Haiti, as well as peacetime multi-government training exercises and on-going deployment of troops on regular assignment at military bases around the world.

        Our cost-plus contracts with the military are not bid based on price but rather are awarded based on team entitlement and priced using the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. We are compensated on a per-mission basis based on the mission's route and the aircraft type employed, at a fixed rate, regardless of the number of passengers or tons of freight actually flown. This operating and payment mechanism promotes a recurring revenue base with predictable margins. Our military business also benefits from attractive payment terms and certainty of collections.

        Significant Barriers to Entry for Military Business.    In order to compete effectively for the military's business, an air carrier must satisfy many technical and logistical criteria. For example, operators of the AMC's international missions must: (1) be a U.S. certificated air carrier; (2) demonstrate 12 continuous months of commercial flights comparable to those flown by AMC charters (primarily international, long-range flights); (3) pass inspections and be certified by the Commercial Airlift Review Board of the AMC; (4) have a fleet capable of flying long-range, over-water and with heavy payloads; (5) have labor contracts with flexibility to conduct extended international missions with relatively short notice over specific routings to numerous international traditional destinations and non-traditional, remote destinations; and (6) commit aircraft to the CRAF. These requirements have historically precluded foreign carriers and discouraged most low cost carriers and major domestic air carriers from operating in the AMC international program.

        Limited Exposure to Fuel Price Volatility.    Our business model generally insulates our profitability from fluctuations in jet fuel prices, which are typically the largest and most volatile expense for an air carrier. Under our military contracts and most of our commercial passenger and cargo charter arrangements, our customers are responsible for the cost of jet fuel. In 2009, approximately 97% of our block hours were flown under either military or ACMI arrangements, in which the customer assumed the risk of fuel price volatility.

        Modern, Versatile Fleet.    We have a range of aircraft types in our fleet, which allows us the flexibility to cross-utilize the same aircraft in our military and commercial businesses, thereby maximizing aircraft usage and revenue while reducing unit costs. For example, we use the same fleet of freighter aircraft in the military business to transport military cargo to the Middle East and then commercial cargo on return trips via Asia to the United States. In addition, our combined fleet provides the military and our commercial customers a complete range of sizes of aircraft with long-range capability that meet most of their operational requirements.

        Our freighter aircraft fleet is younger on average than that of a majority of our principal competitors in the ACMI market, resulting in relatively lower maintenance costs and higher fuel efficiency. All of our freighter aircraft are modern. The term "modern" aircraft is used in this prospectus as such term is used by the AMC to be a function of both age and fuel efficiency. In addition, our current generation of aircraft have contemporary features, such as two-crew member cockpits equipped with digital instrumentation. These modern cockpits provide us with a cost advantage over older wide-body freighter aircraft, such as the B747-200 and DC-10, that require a third pilot or flight engineer to operate all flights.

        Experienced Management Team.    We have a strong management team with extensive experience in the air transport industry. Collectively, our senior executive team has more than 100 years of industry experience, and our key executives have held senior level positions at passenger and cargo divisions of leading charter, cargo and scheduled service airlines with domestic and international operations.

Business Strategy

        Our strategy is to continue to be the leader in providing air transport services to the military while growing our commercial cargo business. The key elements of our strategy are:

        Maintain Leadership Position in the AMC International Program.    We plan to maintain our leadership in the AMC international program by maximizing our team's aircraft commitments to the CRAF, engaging the military on program improvements and continuing to match our aircraft offerings and capacity with the military's needs.

        Increase Military Cargo Business.    We plan to grow our military cargo business. In late 2009, the AMC indicated its intention to use MD-11 freighters to transport 20% of its air cargo missions compared to 13% of cargo transported by MD-11 freighters in 2009. We have been able to dedicate MD-11 freighter aircraft to flying full-time for the military, assisting the military in its stated goal of moving to modern, more fuel-efficient aircraft. Under our existing AMC teaming arrangements, we have a right of first refusal to fly military cargo on MD-11 freighters. We also have a second priority position to fly military cargo on B747 freighters, including B747-400 freighters that recently have been in high demand from the military due in part to the difficulties of transporting equipment and supplies to landlocked Afghanistan, and other difficult-to-reach destinations.

        Grow our Commercial Cargo Charter Business.    We expect the demand for our commercial air cargo charter services to strengthen as the world economy recovers, bolstered by the reduction in airlift capacity with the retirement of older freighter aircraft such as the DC-10 and B747-200. We believe our fleet has the right mix of freighter aircraft, and we are well-positioned to meet this increased demand. Our fleet is built around the MD-11 freighter, which is ideal for shorter transoceanic segments, including routings from Europe to the United States or the Middle East, and the B747-400 freighter, which is ideal for longer segments, including those from Asia-Pacific to the United States or Europe. This well-balanced mix of modern aircraft provides our international customers with attractive, long-range, wide-body freighter alternatives to meet their specific cargo transportation needs. As the global economy and international trade continue to recover, we intend to carefully explore opportunities to grow our freighter fleet to meet increased demand.

        Grow our Commercial Passenger Charter Operations.    We plan to use our worldwide operating experience and the long-range capabilities of our aircraft to grow our passenger charter business in certain specialty markets. For example, we use our aircraft and crew to service scheduled operators' seasonal peak businesses, such as providing additional capacity to Caribbean Airlines and Air Jamaica during summer peak travel months. In addition, we use our passenger aircraft to service specialty requirements, such as servicing supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. In particular, we believe the experience developed from our military business gives us a competitive advantage in servicing customers that require the ability to change flight schedules on short notice or to operate to locations where most air carriers have limited experience and limited contacts with local vendors.

        Provide Reliable, Quality Customer Service.    We plan to continue delivering safe, high quality service to our customers. In order to meet our customers' needs, we prepare and train to operate to a variety of destinations, many of which are remote. For example, North American is certified for extended twin-engine operations, referred to as ETOPS, to operate over-water up to 180 minutes from a landing field. In addition, World recently received certification from the Federal Aviation Administration to fly polar routings to reduce block hours on certain intercontinental flights.

        Both World and North American maintain modern, computerized operations control centers, which, via satellite communication, enable real-time tracking of our aircraft, so that we can quickly troubleshoot issues and communicate with our customers. We carry a fly-away kit of spare parts on our aircraft and also frequently operate our flights with mechanics and operations personnel onboard. We are required under our military contracts to meet certain on-time and other performance criteria, and we track these metrics for our other customers as well.

        Maintain Efficient Cost Structure.    As an integral part of our contract airlift business model we maintain a competitive cost structure. We continuously seek opportunities to streamline our operations and reduce our unit costs. For example, the following initiatives are currently underway:

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  Streamline Operational Support Services—We are consolidating certain duplicate functions, including strategic sourcing for parts and services, travel arrangements for positioning crew, and engineering at World and North American into a single corporate organization charged with developing a more focused sourcing strategy and implementing operational process improvements, which we expect will ultimately drive additional cost savings.

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  Simplify Fleet—We currently operate six wide-body and narrow-body passenger and cargo aircraft types. We have an on-going initiative to simplify our fleet and, in 2009, we began to replace and retire DC-10 passenger and freighter aircraft. Currently, we are evaluating the retirement of our remaining DC-10 aircraft, subject to passenger requirements from the military and the availability of more efficient replacement aircraft. This fleet simplification will enable World to further streamline maintenance, support functions and flight crew training as well as improve crew utilization across its two remaining cockpit types.

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  Reduce Aircraft Lease Costs—We will continue to manage fleet capacity through near-term lease expirations and renewals. Approximately 85% of our aircraft lease contracts will expire over the next four years. Based on prevailing market conditions, we expect to be able to achieve significant reductions in aircraft rental or equivalent costs when we replace or renegotiate the operating lease terms of these aircraft. Current market lease rates are generally lower than the lease rates under our operating leases that we entered into in past years, reflecting changes in general economic conditions, the used aircraft market, and interest rates. For example, we signed operating leases for two B747-400 freighter aircraft in July 2010 that provide for significantly lower monthly lease rates than our prior leases for B747-400 freighter aircraft.

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  Reduce Commissions—Outside studies sponsored by the military have indicated that the level of commissions paid by the charter carriers operating AMC flights to their non-flying carrier teammates should be reduced. When the government fiscal year 2011 contract changes are implemented, World and North American will improve their profitability from flights flown on behalf of the AMC.

Our Sponsor

        Certain investment partnerships affiliated with MatlinPatterson, for which MatlinPatterson Global Advisers LLC acts as investment manager, are our equity sponsors. MatlinPatterson Global Advisers LLC, since its inception in 2002, has managed investment partnerships with approximately $9 billion in capital commitments. Over a period of 16 years, investment partnerships affiliated with MatlinPatterson Global

Advisers LLC and their principals have invested across a broad range of industries in more than 40 countries and obtained majority or substantial ownership interests in more than 70 companies. As of June 30, 2010, MatlinPatterson owned approximately 92% of our outstanding shares.

        Upon the completion of this offering, we anticipate that MatlinPatterson will own            shares of our common stock, or        % of our outstanding shares, or will own          shares of our common stock, or        % of our outstanding shares, if the underwriters exercise in full their over-allotment option to purchase additional shares of our common stock from the selling stockholder. For risks related to MatlinPatterson's ownership of our shares, see the following risk factors under the heading "Risk Factors—Risks Related to our Common Stock and this Offering":

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  "—Immediately after this offering, MatlinPatterson will continue to have a significant influence over matters determined by our board of directors and will be in a position to control the outcome of all matters submitted to our stockholders for approval,"

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  "—Conflicts of interest may arise, as MatlinPatterson and its affiliates do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do," and

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  "—A majority of our board of directors may not be considered 'independent' under the rules of the NASDAQ Global Select Market."

Our History

        Global was incorporated under Delaware law on January 26, 2006 under the name "New ATA Holdings Inc." and acquired a controlling interest in ATA Holdings Corp. and ATA Airlines, Inc. on February 28, 2006. Unless otherwise indicated, we refer to ATA Airlines, Inc. in this prospectus as "ATA". On August 14, 2007, we acquired World Air Holdings, Inc., the parent company of World and North American. Following the 2007 acquisition, Global had three major subsidiaries, ATA, World and North American. Each of these air transport companies specialized in military passenger and/or cargo transport. ATA and North American historically operated in scheduled service and charter passenger service, while World operated in passenger charter and ACMI cargo. The scheduled service operations of both ATA and North American ceased in 2008. On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code primarily due to the unexpected and, we believe, wrongful termination by Federal Express Corporation (FedEx) of ATA's military teaming arrangement led by FedEx.

        The Chapter 11 plan of ATA was approved and confirmed on March 26, 2009 and became effective on March 31, 2009. ATA is in the process of completing an orderly liquidation of its assets and winding down its bankruptcy estate, and all remaining assets are held in plan trusts. We have already received distributions from the ATA bankruptcy estate, and we may be entitled to receive additional distributions in connection with the liquidation of ATA once the litigation against FedEx (described below) is resolved. Except for one pending matter involving an ATA aircraft lease guaranteed by us (discussed under "Business—Legal Proceedings" below), we are aware of no further financial liabilities owed by us arising out of ATA or its bankruptcy.

        On June 11, 2008, the ATA bankruptcy estate filed suit against FedEx for, among other things, breach of contract. FedEx filed a motion for summary judgment that was denied on June 24, 2010. Accordingly, we anticipate that the FedEx litigation will proceed to trial, which is currently scheduled for October 2010. ATA is seeking damages against FedEx for breach of contract in the total amount of approximately $94 million (approximately $66 million in damages for lost revenue and approximately $28 million in damages resulting from the purchase of DC-10 aircraft to perform the contract). On September 16, 2010, the court granted FedEx's motion to exclude ATA's claim for approximately $28 million in damages for the DC-10 aircraft purchase. This ruling is preliminary and the court could change its position during the trial depending upon the evidence presented.

        In accordance with ATA's Chapter 11 plan, approximately 85% of any net damages recovered (after deduction of the expenses associated with the litigation) in the FedEx litigation will be paid to the Chapter 11 plan trustee for eventual distribution to us. If we receive distributions from the ATA bankruptcy estate trusts totaling more than $5 million, we are obligated to use all such distributions to offer to purchase at par any outstanding First Lien Notes, and then, if remaining distributions total more than $1.3 million, we must offer to prepay our Second Lien Loan, without premium, in an amount equal to the entire amount of such remaining distributions. Any funds not so used would be available to us for general corporate purposes. See "Description of Certain Indebtedness."

Principal Executive Office and Other Information

        Our principal executive office is located at 101 World Drive, Peachtree City, Georgia 30269, and our telephone number at this address is (770) 632-8000. Our corporate website is www.glah.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Risk Factors

        Our business is subject to numerous risks, including the following:

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  We are highly dependent on revenues from our military business.

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  Our revenues from our military business are sensitive to teaming arrangements among air carriers participating in the CRAF.

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  The costs we incur on our military missions may be greater than the amounts for which we are reimbursed by the AMC, which would reduce our profitability.

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  While our revenues may vary significantly over time, a substantial portion of our operating expenses are fixed.

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  We depend on a limited number of significant customers for our commercial cargo business, and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

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  We are highly dependent upon our operating cash flows due to our lack of an established line of credit or borrowing facility.

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  Our substantial operating lease obligations could adversely affect our financial condition and results of operations.

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  The terms of our indebtedness contain and may in the future contain various covenants that limit our financial and operating flexibility and in some cases require us to meet certain financial ratios and maintenance tests. The failure to comply with such ratios, tests and covenants could have a material adverse effect on our business, financial conditions and results of operations.

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  Substantially all of our assets are pledged as collateral to secure our indebtedness, which may adversely affect our financial flexibility including our ability to obtain other loans or working capital lines of credit.

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  We depend on certain levels of worldwide economic activity to operate successfully. A significant reduction in demand for air cargo transport could materially and adversely affect our business, financial conditions and results of operations.

  •
  Our majority stockholder, which is affiliated with numerous investment portfolio companies in a wide range of industries, may have conflicts of interest with us in the future.

        These and other risks are more fully described in the section entitled "Risk Factors." We urge you to carefully consider all the information presented in the section entitled "Risk Factors" beginning on page 16.

 The Offering

Common Stock We Are Offering	shares
Over-allotment Option
The underwriters have a 30-day option to purchase from the selling stockholder up to an additional shares of common stock to cover over-allotments. We will not receive any proceeds from any sale of shares of common stock by the selling stockholder.
Common Stock Outstanding After Offering
shares immediately following the offering, assuming that the number of shares issued to pay the prepayment premium on our Second Lien Loan, as described under "Use of Proceeds," is calculated based on a 7% discount to an initial offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.
Use of Proceeds
We intend to use the net proceeds from this offering to repay the Second Lien Loan in full, repay a portion of the First Lien Notes, expand our combined fleet, and for general corporate purposes. See "Use of Proceeds."
NASDAQ Symbol	GLAH

        The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of June 30, 2010 and excludes:

  •
                   shares of common stock issuable upon the exercise of options outstanding as of June 30, 2010.

  •
                   shares of common stock issuable upon the exercise of certain warrants outstanding as of June 30, 2010.

  •
                   additional shares of common stock reserved for future issuance under equity incentive plans.

        Unless otherwise indicated, information in this prospectus assumes no exercise by the underwriters of their option to purchase an additional            shares of common stock from the selling stockholder.

SUMMARY HISTORICAL
CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our summary consolidated financial data for the periods indicated below. The summary consolidated statements of operations data for each of the three years in the period ended December 31, 2009 and the summary consolidated balance sheet data as of December 31, 2009, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

        The summary consolidated balance sheet data as of June 30, 2010 and consolidated statements of operations data for the six months ended June 30, 2010 and 2009 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management we have prepared our unaudited condensed consolidated financial statements on the same basis as our annual consolidated financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The summary consolidated historical financial information for the six months ended June 30, 2010 is not necessarily indicative of the results that may be obtained for the remainder of 2010.

        We believe the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations," significantly affect the comparability of our financial results between periods in the tables below.

  •
  Our acquisition of World Air Holdings, the parent of World and North American, on August 14, 2007. The results of operations and financial position of World Air Holdings have been included in our consolidated financial statements since such date.

  •
  The bankruptcy filing of ATA and ATA's cessation of business operations in April 2008. As of April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements.

        We have also presented below summary balance sheet data as of June 30, 2010 and December 31, 2009 on an actual basis, and as of June 30, 2010, as adjusted, to give effect to the sale of the shares offered hereby at an assumed initial public offering price of $            per share (the mid-point of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and our estimated expenses in this offering, the use of the proceeds from such sale, the issuance of shares to pay the prepayment premium on our Second Lien Loan, and the effects of the approval of a plan to accelerate the vesting of awards currently outstanding under our long-term management incentive plan in the event of the consummation of this offering. See "Capitalization" and "Use of Proceeds."

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(Dollars in thousands)	2010	2009	2009	2008(1)	2007(1)
Statement of operations data:
Total operating revenues	$590,543	$515,295	$1,042,585	$1,447,930	$1,154,610
Operating expenses:
Aircraft fuel	153,080	102,456	225,309	490,714	383,523
Aircraft rentals	78,409	82,427	164,260	159,666	139,071
Maintenance, materials and repairs	66,719	67,865	135,754	140,364	108,404
Flight operations	52,764	51,764	102,599	123,150	118,682
Aircraft and traffic servicing	46,164	45,828	89,538	114,532	111,006
Passenger services	39,242	38,222	78,351	91,571	82,873
Crew positioning	29,144	27,016	55,423	77,382	53,523
Selling and marketing	30,769	26,344	52,401	70,057	68,707
Depreciation and amortization	37,693	36,341	71,092	64,978	43,814
General and administrative	27,497	24,659	44,145	120,245	88,496
Asset impairment and aircraft retirements(2)(3)(4)	—	685	5,716	124,520	7,161
Other expenses	4,732	3,119	6,895	6,811	4,543

Total operating expenses	566,213	506,726	1,031,483	1,583,990	1,209,803

Operating income (loss)	24,330	8,569	11,102	(136,060)	(55,193)
Other income (expense):
Interest expense, net	(21,945)	(25,301)	(53,936)	(51,736)	(27,238)
Gain (loss) on investment	(1,306)	41,500	58,122	—	—
Gain (loss) on debt extinguishment	(1,239)	85,305	85,305	—	—
Gain on write-down of warrants	—	—	—	6,286	—
Other, net	610	638	(2,470)	(336)	(231)

Net income (loss)	183	80,462	141,959	(187,537)	(69,666)
Preferred stock dividends(5)	—	(9,483)	(9,483)	(29,802)	(10,194)

Income (loss) available to common stockholders	$183	$70,979	$132,476	$(217,339)	$(79,860)

Basic income (loss) available to common stockholders per share:
Weighted-average shares outstanding	25,906,300	12,440,000	19,019,000	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$0.01	$5.71	$6.97	$(173.58)	$(71.93)
Diluted income (loss) available to common stockholders per share:
Weighted-average shares outstanding	26,163,800	41,208,300	32,685,800	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$0.01	$1.95	$4.34	$(173.58)	$(71.93)
Pro forma basic income available to common stockholders per share:
Weighted-average shares outstanding
Income (loss) available to common stockholders per share
Pro forma diluted income available to common stockholders per share(6):
Weighted-average shares outstanding
Income (loss) available to common stockholders per share
Other data:
Adjusted EBITDA(7)	$62,633	$44,957	$85,440	$53,102	$(4,449)

	As of June 30, 2010		As of December 31, 2009
(in thousands)	Actual	As Adjusted(8)	Actual
Balance sheet data:
Cash and cash equivalents	$74,181	$	$73,077
Total assets	686,205		679,525
Net property and equipment	127,373		126,526
Long-term debt, less current maturities	206,969		211,128
Stockholders' equity	194,090		191,369

(1)
Includes the operating results of ATA for periods through April 2, 2008.

(2)
During the year ended December 31, 2009, we recorded $5.7 million in asset impairments and aircraft retirements due to the early retirement and redelivery of aircraft and engines.

During the six months ended June 30, 2009, we recorded $0.7 million, net of $1.0 million of insurance proceeds, of asset impairment and aircraft retirements for the retirement of a damaged DC-10 passenger aircraft leased by World.

(3)
During the year ended December 31, 2008, we recorded $124.5 million in asset impairment and aircraft retirements. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe and engine overhauls, and the value of the aircraft and related debt for two aircraft leased under capital leases. As a result of ATA's bankruptcy filing, on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method of $17.8 million as of April 3, 2008 was fully impaired as of April 3, 2008 and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on our consolidated statement of operations.

In addition, during the year ended December 31, 2008, $15.5 million of impairment charges were recorded for goodwill and intangible impairment.

(4)
For the year ended December 31, 2007, we recorded $7.2 million in asset impairments and aircraft retirements for the return of certain aircraft and intangible asset impairment.

(5)
On April 6, 2009, our majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock and accumulated dividends thereon into common stock. The holder of our Series A Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock. The accumulated dividend at the time of conversion was $49.5 million. Preferred stock dividends were recorded for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009. No common stock dividends were paid in any period presented.

(6)
Each of the pro forma basic and diluted income available to common stockholders per share is computed by dividing (a) net income, adjusted for (i) the elimination of interest expense and the related tax benefit, assuming the retirement of approximately $         million of our outstanding debt (including accrued interest and prepayment penalties), and (ii) estimated stock-based compensation expense from the acceleration of certain equity awards upon the completion of this offering, by (b) the pro forma number of weighted average shares outstanding used in the calculation of each of the basic and diluted income available to common stockholders per share, but after assuming the issuance of                         shares of common stock, representing the portion of the shares issued in this offering to repay debt, plus the shares issued to pay the prepayment premium on our Second Lien Loan. The number of shares assumed to be issued is based upon an assumed initial public offering price of $            per share, the mid-point of the estimated price range set forth on the cover of this prospectus. See "Use of Proceeds" and "Capitalization." The table below sets forth the adjustments to net income for the six months ended June 30, 2010 and year ended December 31, 2009:

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Elimination of interest expense	$	$
Stock-based compensation expense
Tax effect

Total Adjustments to Net Income	$	$

(7)
Adjusted EBITDA is a financial measure we use in our business that is not calculated or presented in accordance with Generally Accepted Accounting Principles (GAAP). Adjusted EBITDA is defined by us as net income (loss) less interest expense, net of interest income, income tax expense (benefit), depreciation and amortization, (gain) loss on investment, gain on debt extinguishment, asset impairment and aircraft retirements, and gain on write-down of warrants. We believe Adjusted EBITDA provides useful supplemental information about our operating performance. However, it should not be considered as an alternative to net income (loss) or cash flows from operating activities as indicators of operating performance or liquidity. Adjusted EBITDA should not be viewed in isolation and does not purport to be an alternative to net income (loss) as an indicator of operating performance or cash flow from operating activities as a measure of liquidity. Adjusted EBITDA excludes some, but not all, items that affect net income (loss), and these measures may vary among companies. Therefore, Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following is a reconciliation of net income (loss) to Adjusted EBITDA:

(8)
See "Capitalization."

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2010	2009	2009	2008	2007
Net income (loss)	$183	$80,462	$141,959	$(187,537)	$(69,666)
Interest expense, net of interest income	21,945	25,301	53,936	51,736	27,238
Income tax expense (benefit)	267	28,973	(43,836)	5,691	(12,996)
Depreciation and amortization	37,693	36,341	71,092	64,978	43,814
(Gain) loss on investment(a)	1,306	(41,500)	(58,122)	—	—
(Gain) loss on debt extinguishment(b)	1,239	(85,305)	(85,305)	—	—
Asset impairment and aircraft retirements(c)	—	685	5,716	124,520	7,161
Gain on write-down of warrants(d)	—	—	—	(6,286)	—

Adjusted EBITDA	$62,633	$44,957	$85,440	$53,102	$(4,449)

(a)
As a result of the bankruptcy filing of ATA, on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. During the year ended December 31, 2009, we recorded a gain on this investment of $58.1 million for $52.5 million of cash received from the ATA bankruptcy estate and $5.6 million due to the consolidation of the ATA bankruptcy estate trust. The trust has been consolidated due to our primary beneficial interest in the estate. During the six months ended June 30, 2010, a $1.3 million loss on investment was recorded predominately due to legal expenses associated with the bankruptcy estate's suit filed against FedEx. See "Business—Legal Proceedings." In addition, during the six months ended June 30, 2010, we purchased $8 million face value of our First Lien Notes in the open market. In connection with this repurchase, we recorded a $1.2 million loss on debt extinguishment for the write-off of a pro-rata share of deferred loan costs and discounts on the First Lien Notes. During the six months ended June 30, 2009, we recorded a gain on our cost method investment in ATA of $41.5 million for cash received from the ATA bankruptcy estate, which was used to pay down our outstanding debt.

(b)
Represents net gain recorded as a result of a term loan being purchased at a discount in June 2009.

(c)
See notes 2, 3 and 4 above.

(d)
Represents a non-cash gain on the write-down of warrants reflecting a fair value adjustment applicable under liability accounting. See Note 10 to our audited consolidated financial statements and Note 5 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

        The following table sets forth supplemental operating statistics for World and North American and does not reflect ATA, which ceased operations as of April 3, 2008.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008
Total block hours(1)	43,774	43,487	86,684	91,588
Total departures(2)	7,745	7,652	15,377	16,481
Weighted-average fuel price per gallon	$2.43	$1.66	$1.85	$3.37
Average aircraft in revenue service	26.3	31.2	29.6	28.4
Average aircraft utilization (block hours per day)	9.2	7.7	8.0	8.8

(1)
Consists of the following:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008
Block Hours
Military passenger	24,452	25,811	50,630	48,065
Military cargo	4,653	3,301	5,198	5,200
Commercial cargo	11,222	10,796	22,514	24,955
Commercial passenger	2,959	3,080	7,277	9,551
Scheduled service	0	0	—	2,714
Non-revenue	488	499	1,065	1,103

Total block hours	43,774	43,487	86,684	91,588

(2)
Includes 10,610 and 11,356 non-ACMI departures for the years ended December 31, 2009 and 2008, respectively, and 5,506 and 5,336 non-ACMI departures for the six months ended June 30, 2010, and 2009, respectively.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We are highly dependent on revenues from our participation in the AMC international program, which are derived from one-year contracts that the DOD is not obligated to renew. If our revenues from this business decline from current levels, whether due to decreased demand, termination, non-renewal, modification or otherwise, it could have a material adverse effect on our business, financial condition and results of operations.

        For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007, our revenues from our participation in the AMC international program represented approximately 86%, 82%, 79% and 75% of our total revenues, respectively, excluding ATA. Our revenues and net income from the AMC are derived from one-year contracts that DOD is not obligated to renew. Our current contract runs from October 1, 2009 through September 30, 2010. Any future military contracts awarded to us may be on less favorable terms.

        In addition, the volume of AMC business available to us is sensitive to changes in national and international political priorities, troop deployments and the U.S. federal budget. We currently anticipate a decrease in troop deployments from 2009-2010 levels starting in 2011 and continuing into 2013, which can be expected to result in reduced military flying. It is possible that troop deployments could decline more significantly than anticipated as political or military priorities change.

        Like all government contracts, our current contract with the military is conditioned upon the continuing availability of funds through legislative appropriations. DOD may cancel the contract if appropriations become unavailable.

        Our military contracts contain various operational performance requirements. These include on-time performance, availability of aircraft and crews to meet committed missions and successful completion of inspections. Failure to meet these requirements can result in a reduction in the number of our AMC missions, as well as a 2% penalty on revenue of missions awarded until the performance deficiency is remedied. For example, during 2006, World experienced a decline in AMC missions as a result of its failure to meet certain on-time criteria of the AMC. The performance issues were rectified but nevertheless resulted in World being awarded fewer flights than it otherwise would have been entitled. On-time performance expectations under the 2011 fiscal year contract were increased, and although we expect to be granted a transition period to adjust to such increases, our failure to meet such increased expectations could have a material adverse effect on our business, financial condition and results of operations.

        Because our contracts for the AMC international program are one-year contracts that the DOD is not obligated to renew, the DOD could change the structure and compensation of the AMC international program in future contracts. For example, in the preliminary international program solicitation for the 2011 fiscal year, the calculated effective non-fuel rate proposed for AMC missions is lower than in fiscal year 2010. The AMC is expected to publish the final fee rates for fiscal year 2011 in November 2010, following review and discussion with participating air carriers. Any such changes could have a material adverse effect on our business, financial condition and results of operations.

        DOD can typically terminate or modify its contracts with us for convenience or for default by us or our teaming partners. If DOD terminates our contract for convenience, our ability to recover any incurred costs is subject to the AMC having appropriated sufficient funds to cover the termination settlement costs. The costs of terminating for convenience may exceed the costs appropriated by the AMC in the applicable year, and the AMC may not have access to Congressionally-appropriated additional funding under such circumstances. Moreover, DOD could terminate due to a failure to perform by us or, in limited circumstances, a failure to perform by our teaming partners. A termination arising from default may expose us to liability and have a material adverse effect on our ability to compete for future contracts. If DOD terminates our contract for default due to the performance, or lack thereof, of one of our teaming partners, we are generally cross-indemnified by the defaulting teaming partner subject to limitations of liability set forth in our teaming agreement. If the AMC were to terminate its business with us or if our AMC business otherwise declines significantly, it would have a material adverse effect on our business, financial condition and results of operations.

Unpredictability and variability in military demand for our services could make it difficult to optimize the use and maintenance schedule of our aircraft fleet, which could adversely affect our business, financial condition and results of operations.

        Predicting the precise timing of the military's demand for our services can be difficult, particularly in light of the confidential nature of troop deployment schedules. Our inability to precisely forecast demand for our aircraft can hinder our ability to optimize the use and maintenance schedule of our fleet. For example, in circumstances where we have planned for significant demand from the military that does not materialize, we may be unsuccessful in reallocating our aircraft for use by commercial cargo or passenger services customers. The failure to reallocate our aircraft to commercial use and the resulting reduction in their utilization could have an adverse effect on our business, financial condition and results of operations. Similarly, in circumstances where we have committed aircraft to commercial contracts, we may not have aircraft for military missions.

Our revenues from our AMC business are sensitive to teaming arrangements both with respect to our team and competing teams. If one of our team members reduces its commitments or withdraws from the team, or if carriers on other teams commit additional aircraft to this program, our share of AMC flying may decline. Any of these changes could have a material adverse effect on our business, financial condition and results of operations.

        Each year, the AMC grants a certain portion of its business to different air carriers based on a point system. The number of points that an air carrier can accrue is determined by the number and type of aircraft pledged to the CRAF. Our operating subsidiaries along with the other air carriers in our team currently participate in the CRAF program and generate entitlement points for AMC business. Points from team members that do not fly AMC missions are used to increase the flights awarded to other team members that do fly AMC missions, such as World and North American, in return for a commission on the revenue derived from those points.

        Continued participation by World and North American on the Alliance team is subject to significant risks. The formation of competing teaming arrangements, an increase by carriers from other teams in their commitment of aircraft to the CRAF program and the withdrawal of, or failure to renew a future teaming agreement with, any of the Alliance team's current partners could materially and adversely affect the amount of our AMC business. There has been and continues to be significant consolidation in the air carrier industry. As a result of consolidation, we expect some air carriers may choose to join other teams. As a result of these changes, we currently anticipate that the Alliance team's total share of entitlement points under the AMC international program will decrease for government fiscal year 2011. In addition, if any Alliance team member were to cease or restructure its operations or dispose of aircraft previously pledged to the CRAF program, the number of aircraft pledged to the CRAF program by the Alliance team could be reduced. Any of these developments could reduce the number of points allocated to the Alliance team and the Alliance team's allocation of AMC business to us would likely decrease. If the military substantially reduces the amount of business it awards the Alliance team or if the Alliance team reduces the military missions it awards to us, we may not be able to replace the lost business and our business, financial condition and results of operations could be materially and adversely affected.

The costs we incur on our military missions may be greater than the amounts for which we are reimbursed by the AMC, which would reduce our profitability.

        Under our contract with DOD, we are paid on a cost-plus basis in which we receive a fixed rate per mission based on the route and aircraft type. The fixed rate is calculated using the average costs of all participating air carriers, weighted by flights flown in the AMC international program. The AMC sets the fixed rate for each fiscal year using cost data for a 12-month period ending 15 months prior to the start of such fiscal year as adjusted following consultation with the air carrier, multiplied by a weighted composite price index to account for cost increases in the industry. As a result, the actual operating costs of our military business may exceed the fixed rate, although those higher actual operating costs will provide the basis for the fixed rate used for missions flown in the following contract year. Should we incur unexpected costs for reasons outside our control, such as the additional costs we incurred to fly around the volcanic ash recently affecting flights over Europe, we are entitled to seek reimbursement from the DOD. Reimbursement is granted based on a reasonableness test. No assurance can be given, however, that any particular future increased costs would be adequately reimbursed, if at all. Insofar as the actual operating costs of our military business exceed the fixed rate paid by the AMC and such shortfall is not reimbursed, our profitability would be reduced.

If the DOD activates our aircraft pledged to the CRAF, the activated aircraft would not be available for other commercial use.

        All of our aircraft are pledged to the CRAF and are therefore available for activation and use by the U.S. government in times of need. If the DOD activates our aircraft under the CRAF, we could not use them to serve commercial customers while they are used by the U.S. government pursuant to an activation. We cannot predict whether revenues from the DOD during the activation of our aircraft under the CRAF would be less than or more than would otherwise be generated by commercial customers. While our agreements with our commercial customers generally allow cancellation without penalty in the event of CRAF activation, activation could disrupt our operations, customer relationships and our competitive position as compared to charter operators with aircraft not pledged to the CRAF.

Our business could be adversely affected by an adverse audit by the U.S. government.

        DOD contracts are routinely subject to audit by government agencies. Such an audit involves a review of our performance under our contracts, cost structure and compliance with applicable laws and regulations. It may also involve a review of the adequacy of, and our compliance with, our internal control systems and policies, including our management, purchasing, property, estimating, compensation, accounting and information systems. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including termination of our government contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

While our revenues may vary significantly over time, a substantial portion of our operating expenses are fixed. These fixed costs may limit our ability to quickly change our cost structure to respond to any declines in our revenues, which could reduce our profitability.

        To maintain our level of operations, a substantial portion of our costs, such as aircraft lease payments, crew, maintenance and facility costs, are fixed. Operating revenues from our business are directly affected by our ability to maintain high utilization of our aircraft at favorable rates. The utilization of our aircraft and our ability to obtain favorable rates are affected by many factors, including military requirements, global demand for passenger and cargo air transport services, global economic conditions, fuel costs and the deployment by our current and potential customers of their own aircraft, among others, which may cause our revenues to vary significantly over time. We are particularly vulnerable to reductions in demand due to our relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels. Accordingly, if our revenues for a particular period fall below expectations, we may be unable to proportionately reduce our operating expenses for that period.

We depend on a limited number of significant customers for our commercial cargo business, and the loss of one or more of these customers could materially and adversely affect our business, financial condition and results of operations.

        We depend on a limited number of significant customers for our commercial cargo business, most of which is conducted pursuant to contracts that are set to expire in the next two years. There is a risk that our customers may not renew their ACMI contracts with us on favorable terms or at all. Entering into ACMI contracts with new customers may require a long sales cycle. Because we generally lease our aircraft pursuant to non-cancelable operating leases, we could be forced to maintain aircraft in our fleet while they produce little or no revenue. In addition, certain of our principal competitors have ordered Boeing 747-8 freighters and Boeing 777 freighters, which could increase competition for long-haul large payload ACMI customers. As a result, if our ACMI contracts are not renewed or can only be renewed on less favorable terms, and if we are not able to obtain other business in a timely manner or at all, our business, financial condition and results of operations could be materially and adversely affected.

We depend on certain levels of worldwide economic activity to operate successfully. A significant reduction in demand for air cargo transport could materially and adversely affect our business, financial condition and results of operations.

        Our success is highly dependent upon the level of business activity and overall global economic conditions. The recent economic downturn has decreased and may continue to decrease the volume of world trade and materially and adversely affect demand for the services offered by our ACMI customers, such as a significant reduction in the production of time-sensitive inventories, perishables and packages that have historically been transported via air freight. We cannot predict the effect or duration of any economic slowdown or the timing or strength of a subsequent economic recovery. We are particularly vulnerable to reductions in demand due to our relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels.

If we are unable to continue to lease aircraft at acceptable rates and terms in the future, or if we are unable to acquire compatible engines or spare parts, on terms favorable to us or at all, our business, financial condition and results of operations could be adversely affected.

        All of our aircraft are leased. Our operating leases typically run from three to ten years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our fleet, our profitability would be adversely affected. Also, if available aircraft, whether by purchase or lease, are not compatible with the rest of our fleet in terms of takeoff weight, avionics, engine type or other factors, we would incur potentially significant costs of fleet induction and modification, and reduced efficiency of our operations. Any increase in demand could also impair our ability to obtain additional engines and spare parts on favorable terms or at all at the time needed for our operations or for the implementation of our growth plan.

We are highly dependent upon our operating cash flows due to our lack of an established line of credit or borrowing facility, and, we may be unable to maintain sufficient liquidity to provide for our operating needs.

        We have no lines of credit or current access to a borrowing facility. We are therefore dependent upon our operating cash flows and cash balances to fund our operations and to make scheduled payments on our debt and other fixed obligations. Many air carriers, including ATA, have defaulted on debt securities and bank loans in recent years and have had their equity extinguished in bankruptcy reorganizations. This history has led to limited access to the capital markets by companies in our industry. We cannot assure you that any additional financing will be available on terms that are acceptable to us, if at all.

Our substantial operating lease obligations could adversely affect our financial condition and results of operations.

        We have a significant amount of fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of August 15, 2010, future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year were approximately $603 million, and we may incur significantly more fixed obligations if we take delivery of additional aircraft and other equipment. For example, see "Prospectus Summary—Our Combined Aircraft Fleet," for recent expansions of our fleet. Our level of fixed obligations has important consequences for our business. For example, it could:

  •
  make it difficult for us to satisfy our debt obligations;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our flexibility in planning for, or reacting to, changes in our businesses and the industry and markets in which we operate and compete;

  •
  affect our ability to obtain additional financing, particularly since substantially all of our assets are subject to security interests relating to existing indebtedness; and

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  place us at a competitive disadvantage to our competitors that have fewer fixed obligations.

        If we are unable to make payments on our operating lease obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. We cannot assure you that any renegotiation efforts would be successful or timely, or that we would be able to renegotiate our obligations on terms acceptable to us, if at all.

The terms of our indebtedness contain and may in the future contain various covenants that limit our financial and operating flexibility and in some cases require us to meet certain financial ratios and maintenance tests. The failure to comply with such ratios, tests and covenants could have a material adverse effect on our business, financial condition and results of operations.

        The terms of our indebtedness contain restrictive covenants that impose significant operating and financial restrictions on us, including those that restrict our ability to:

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  incur additional indebtedness, including indebtedness secured by any lien;

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  create liens on assets, including leasehold interests;

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  sell or otherwise dispose of assets;

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  serve as guarantors of additional obligations;

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  change lines of business;

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  pay dividends and distributions or repurchase common stock;

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  make investments, loans or advances;

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  engage in certain transactions with affiliates, including certain payments to MatlinPatterson Global Advisers LLC and its affiliates;

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  enter into sale and leaseback transactions;

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  permit our consolidated cash flow, less capital expenditures, to fall below (i) $45 million for the period from September 30, 2009 through June 30, 2010 and (ii) $50 million thereafter, in each case, calculated quarterly on a trailing l2-month basis;

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  engage in a merger, consolidation or sale or transfer of substantially all of our assets; and

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  fail to hold any permit or authorization required to conduct business.

        In addition, on June 30 and December 31 of each year, we are required to offer to purchase up to $10.0 million aggregate principal amount of the First Lien Notes at a purchase price in cash equal to 100% of the principal amount, plus accrued and unpaid interest thereon. The terms of our indebtedness also require mandatory prepayments regardless of whether there is excess cash flow. Any failure to comply with the restrictions in any agreement governing our indebtedness may result in an event of default under those agreements. Such default may allow our creditors to accelerate our obligations under such indebtedness and such acceleration may trigger cross-acceleration or cross-default provisions in other debt or leases. Our assets and cash flow may not be sufficient to fully repay amounts outstanding under our debt instruments, either upon maturity or, if accelerated, upon an event of default.

Substantially all of our assets are pledged as collateral to secure our indebtedness, which may adversely affect our financial flexibility including our ability to obtain other loans or working capital lines of credit.

        Our First Lien Notes are secured by liens on substantially all our assets, other than mobile equipment and rights under aircraft leases and other excluded assets. Accordingly, if an event of default were to occur under the First Lien Notes, the holders of the First Lien Notes, would have a priority right to our assets, to the exclusion of our general creditors. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by the First Lien Notes resulting in all or a portion of our assets being unavailable to satisfy the claims of our subordinated or unsecured creditors. Additionally, the holders of the secured debt would have a prior claim on such assets in the event of our bankruptcy, insolvency, liquidation or reorganization, and we may not have sufficient funds to pay all of our creditors. In any such event, holders of our equity securities would not be entitled to receive any of our assets or the proceeds therefrom. In addition, the pledge of these assets and other restrictions limit our ability to incur additional secured or unsecured indebtedness, to enter into a line of credit to support our working capital needs, or to sell or dispose of assets to raise capital, which could have an adverse effect on our financial flexibility.

Fuel price volatility could adversely affect our business, financial condition and results of operations.

        The price of aircraft fuel is unpredictable and has been increasingly volatile over the past few years. While our military and ACMI contracts require our customers to pay for or reimburse us for aviation fuel, if fuel costs increase significantly, our customers may reduce the volume and frequency of cargo shipments or find less costly alternatives for cargo delivery, such as land and sea carriers. If our customers reduce their use of air freight, our business, financial condition and results of operations could be materially and adversely affected.

        In addition, as a result of the timing of reimbursement under contracts providing for our customers to reimburse us for fuel costs, our working capital position may be adversely affected by significant increases in fuel costs, which could affect our liquidity.

Volatility in international currency markets may adversely affect demand for our commercial cargo and passenger services.

        Although we price our services and receive our payments in U.S. dollars, many of our customers' revenues are denominated in other currencies. Any significant devaluation in such currencies relative to the U.S. dollar could have a material adverse effect on such customers' ability to pay us or on their level of demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. If there is a significant decline in the value of the U.S. dollar against other currencies, the demand for some of the products we transport could decline. Such a decline could reduce demand for our services and thereby have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims that were not released or discharged in either ATA's or our predecessor's bankruptcy proceedings.

        On April 2, 2008, ATA filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana. The Chapter 11 Plan was approved and confirmed on March 26, 2009 with an effective date of March 31, 2009.

        The terms of ATA's Chapter 11 Plan provided that creditors of ATA that voted in favor of the Plan or accepted a distribution under the Plan were conclusively presumed to have released us from all claims that such creditors had against us relating to ATA based on events occurring on or before March 31, 2009, other than claims arising under our guaranties of ATA's obligations. This provision of the Plan did not apply to the United States or its agencies, nor to claims that ATA's secured lenders may have had against us under ATA's term loan agreement and related loan documents or otherwise.

        ATA also granted us a release of all claims that such creditors had against us based on events occurring on or before March 31, 2009, including derivative claims that might have been asserted on ATA's behalf. This release excluded certain claims arising under specified provisions of the U.S. Bankruptcy Code or comparable provisions of non-bankruptcy law, referred to as "Affiliate Avoidance Actions." The Affiliate Avoidance Actions were contributed to a trust for the benefit of ATA's secured lenders. We cannot provide any assurance that any such claims will not be brought against us by parties not subject to this release. However, as of this date, no such Affiliate Avoidance Actions have been brought, and we believe that defenses to any such actions would exist.

        As the guarantor of ATA's performance with respect to certain of its contractual lease obligations, we have been subject to claims made by lessors of ATA's aircraft leases, all but one of which have been settled. On February 9, 2009, Wilmington Trust Company, in its capacity as the trustee lessor to a 15-year lease agreement entered into by ATA on February 28, 2006, brought an action in the New York Supreme Court Commercial Division to enforce the guaranty provided by us guaranteeing the performance of ATA under that lease. The plaintiff is seeking (a) approximately $333,000 plus interest on the lease; (b) the greater of (i) $35 million and (ii) the current market value of the aircraft and (c) attorneys' fees and costs. The outcome of the litigation cannot be predicted and is dependent upon many factors beyond our control. See "Business—Legal Proceedings."

        In addition, our predecessor, ATA Holdings Corp., emerged from a Chapter 11 bankruptcy reorganization on February 28, 2006. Substantially all of the material claims against us that arose prior to the date of our predecessor's bankruptcy filing were addressed during those Chapter 11 proceedings or were resolved in connection with the related Plan and Confirmation Order adopted by the U.S. Bankruptcy Court. In addition, the U.S. Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. Circumstances in which claims and other obligations that arose prior to the bankruptcy filing were not discharged primarily relate to certain actions by governmental units under police power authority, instances where we agreed to preserve a claimant's claims, as well as, potentially, instances where a claimant had inadequate notice of the bankruptcy filing. In addition, claims against non-debtor subsidiaries, including foreign subsidiaries, are generally not subject to discharge under the U.S. Bankruptcy Code. To the extent that any pre-filing liability remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our business, financial condition and results of operations.

Some of our aircraft are periodically deployed in potentially dangerous situations, which may result in damage to our aircraft or cargo or harm to our employees.

        Some of our aircraft are deployed in potentially dangerous locations and carry hazardous cargo incidental to the services we provide in support of U.S. military activities, particularly in shipments to the Middle East. Some areas through which our flight routes pass are subject to geopolitical instability, which increases the risk of a loss of, or damage to, our aircraft or its cargo, or death or injury to our personnel.

While we maintain insurance to cover the loss or damage to our aircraft or cargo and injury to our employees, we do not have insurance against the loss arising from business interruption. It is difficult to replace lost or substantially damaged aircraft due to the high capital requirements and long delivery lead times for new aircraft or to locate appropriate in-service aircraft for lease or sale. Any loss or damage to our aircraft or cargo or injury to our employees could have a material adverse impact on our business, financial condition and results of operations.

Governments may restrict or revoke our authority to operate flights to or over countries.

        We have authority to operate flights anywhere in the world that U.S. carriers are permitted to operate. However, either the U.S. or foreign governments could limit or restrict our authority to operate flights to or over specified countries due to security concerns, armed conflict, international disputes, or for other reasons. For example, certain foreign governments currently restrict the number of charter flights that can be operated to these countries. In light of such restrictions, we may not be able to serve customers seeking charter services to or that would require flying over such countries, and our business, financial condition and results of operations could be adversely affected.

Our insurance coverage may become more expensive and difficult to obtain and may not be adequate to insure against all risks.

        Aviation insurance premiums historically have fluctuated based on factors that include the loss history of the industry in general, and the insured carrier in particular. Future terrorist attacks, accidents and other adverse events involving aircraft could result in increases in insurance costs and could affect the price and availability of such coverage. We have, as have most other U.S. air carriers, purchased our war-risk coverage through a special program administered by the U.S. federal government through the Federal Aviation Administration (FAA). The FAA is currently providing war-risk hull and cargo loss, crew and third-party liability insurance through December 31, 2010. If the federal war-risk coverage program terminates or provides significantly less coverage in the future, we could face a material increase in the cost of war-risk insurance and may have difficulty in obtaining sufficient coverage.

        There can be no assurance that we will be able to maintain our existing coverage on terms favorable to us, that the premiums for such coverage will not increase substantially or that we will not bear substantial losses and lost revenue from accidents or other adverse events. Substantial claims resulting from an accident in excess of related insurance coverage or a significant increase in our current insurance expense could have a material adverse effect on our business, financial condition and results of operations. Additionally, while we carry insurance against the risks inherent to our operations, which we believe is consistent with the insurance arrangements of other air carriers, we cannot provide assurance that we are adequately insured against all risks. If our liability exceeds the amounts of our insurance coverage, we would be required to pay the excess amount, which could be material to our business, financial condition and results of operations.

Union disputes, employee strikes and other labor-related disruptions may materially and adversely affect our business, financial condition and results of operations.

        Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act. Under this Act, collective bargaining agreements generally contain "amendable dates" rather than expiration dates. The Railway Labor Act requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a lengthy, multi-stage series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement or the National Mediation Board releases the parties to "self-help." After release by the Board, carriers and unions are free to engage in self-help measures, such as strikes and lock-outs.

        Our employees are organized into five labor groups: World's pilots and flight attendants and North American's flight attendants are represented by the International Brotherhood of Teamsters; North American's pilots are represented by the Air Line Pilots Association; World's aircraft dispatchers are represented by the Transport Workers Union. The collective bargaining agreement covering World's flight attendants was ratified in October 2007 and does not become amendable until September 2012. World's collective bargaining agreement with its cockpit crew is currently in negotiations. The collective bargaining agreement covering World's aircraft dispatchers will become amendable in December 2013. The collective bargaining agreement covering North American's flight attendants is also currently in negotiations. The collective bargaining agreement covering North American's cockpit crew was ratified in May 2008 and does not become amendable until November 2012.

        We are subject to risks of work interruption or stoppage and we may incur additional expenses associated with the union representation of our employees. We cannot assure you that disputes, including disputes with any unions representing of our employees, will not arise in the future or will result in an agreement on terms satisfactory to us. Such disputes and the inherent costs associated with their resolution could have a material adverse effect on our business, financial condition and results of operations.

        There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slowdowns, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could, individually or collectively, materially and adversely affect our operations and impair our financial performance. For example, in January 2006 there was a nine-day strike conducted by World's pilots.

We may be liable for a share of any underfunding of the multiemployer defined pension plan in which some employees participate.

        The flight attendants employed by World participate in a multiemployer defined benefit pension plan affiliated with the International Brotherhood of Teamsters. The plan's actuary has certified that the plan is in critical status, determined in accordance with current pension plan funding rules. This means that the multiemployer plan has funding or liquidity problems, or both. As a result, our obligations to the multiemployer plan have increased and may be subject to further increases in the future. In addition, in the event of our partial or complete withdrawal from this multiemployer plan at a time when it is underfunded, we would be liable for a proportionate share of such plan's unfunded vested benefits. In the event that any other contributing employer withdraws from the multiemployer plan at a time when it is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan's unfunded vested benefits. Although the Company has no intention of voluntarily withdrawing from the multiemployer plan, if we were to do so, the plan's actuaries have estimated our current share of withdrawal liability at approximately $15.5 million, subject to certain actuarial assumptions, including an interest rate of 6.75% and the 1983 GAM Mortality Table. Assessment of withdrawal liability could materially and adversely affect our business, financial condition and results of operations.

Our maintenance costs will increase as our fleet ages.

        Our aircraft were manufactured between 1980 and 2001. In general, the cost to maintain aircraft increases as they age and exceeds the cost to maintain new aircraft. Regulations of the FAA require additional maintenance inspections for older aircraft. We also need to comply with other programs that require enhanced inspections of aircraft, including airworthiness directives, which typically increase as an aircraft ages and vary by aircraft or engine type depending on the individual characteristics of each aircraft or engine. It is possible that additional airworthiness directives applicable to the type of aircraft or engines in our fleet could be issued in the future and that the cost of complying with such airworthiness directives could be substantial.

        Our business would be materially and adversely affected if a mechanical problem with any of our aircraft were discovered that caused such aircraft to be grounded while the problem is corrected, assuming it could be corrected at all. The FAA could also suspend or restrict the use of certain of our aircraft in the event of any actual or perceived mechanical problems, whether involving our aircraft or that of another U.S. or foreign airline, while it conducted its own investigation.

Our reputation, business, financial condition and results of operations could be materially and adversely affected in the event of an accident or other incident involving any of our aircraft or the same types of aircraft we operate.

        An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft, its consequential temporary or permanent loss from service and significant potential claims against us for injured passengers and others. Substantial claims resulting from an accident in excess of our insurance coverage would materially and adversely affect our business, financial condition and results of operations. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other air carriers, which could materially and adversely affect our business, financial condition and results of operations. Because our operating air carriers are comparatively small, an accident would be likely to materially and adversely affect us to a greater degree than it would a larger, more established air carrier. For example, as a result of a hard landing on May 6, 2009, one of our DC-10 aircraft was declared a total loss by our insurance carrier and was returned to the lessor. Such accidents may materially and adversely affect our reputation, business, financial condition and results of operations.

Due to our limited fleet size, if any of our aircraft becomes unavailable, we may suffer greater damage to our service, reputation and profitability than airlines with larger fleets.

        As of June 30, 2010, we have a fleet of 30 leased aircraft. Given the limited number of aircraft we operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, we could suffer greater adverse financial and reputational effects than larger air carriers if our flights are delayed or cancelled due to the absence of replacement aircraft. For example, our fleet includes only two B747-400s, which are in high demand in both our military and commercial cargo lines of business. If we are unable to operate those aircraft for a prolonged period of time for reasons outside our control, such as a catastrophic event or a terrorist act, our business, financial condition and results of operations could be disproportionately materially and adversely affected.

If we develop problems with any of our third-party service providers, our operations could be materially and adversely affected, resulting in a decline in revenue, increase in expenses or negative public perception about our services.

        We rely upon others to provide essential services on behalf of our operations. This reliance upon others may result in our relative inability to control the efficiency and timeliness of contract services. We have entered into outsourcing agreements with contractors to provide various services required for our operations, including aircraft maintenance, ground facilities operations and baggage handling. In addition to these existing agreements, it is likely that we will enter into similar agreements in any new regions we decide to serve. Any material problems with the efficiency and timelines of contract services under new or existing service agreements with third parties could have a material adverse affect on our business, financial condition and results of operations.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

        We are heavily and increasingly dependent, particularly at our operations centers, on technology to operate our business. The computer and communications systems on which we rely could be disrupted due to various events, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. We have taken certain steps to help reduce the risk of some of these potential disruptions. There can be no assurance, however, that the measures we have taken are adequate to prevent or remedy disruptions or failures of these systems. Any substantial or repeated failure of these systems could adversely affect our operations, result in the loss of important data, loss of revenues, and increased costs, and generally harm our business. Moreover, a failure of certain of our vital systems could limit our ability to operate our flights for an extended period of time, which would have a material adverse effect on our business, financial condition and results of operations.

Our ability to use our substantial net operating losses for federal income tax purposes could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

        We have substantial net operating losses (NOLs) and other tax attributes for U.S. federal income tax purposes in prior years that we may carry forward (currently, generally up to 20 years), subject to certain limitations, to offset and reduce our current and future U.S. federal taxable income and U.S. federal income tax liabilities. As of June 30, 2010, we have U.S. federal NOL carryforwards totaling approximately $253.5 million, of which approximately $3.9 million are subject to annual utilization limitations pursuant to the Internal Revenue Code, or IRC, Section 382. If not utilized, our NOL carryforwards will begin to expire in 2028.

        IRC Section 382 contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to use its NOL carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Although we believe this offering will not result in an ownership change, we could experience an ownership change for purposes of IRC Section 382 as a result of future transactions involving our common stock, including purchases or sales of stock by 5%, or greater, stockholders. An ownership change that is the result of a future transaction with respect to our stock likewise would limit our ability to use our NOL carryforwards and to recognize certain built-in losses after the date such ownership change were to occur. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of NOL carryforwards and certain built-in losses after such change equals the applicable long-term tax exempt rate (currently roughly 4%) times the value of our stock immediately before the ownership change. Depending on the resulting limitation, a substantial portion of our NOL carryforwards and other tax attributes could expire before we would be able to use them. Our inability to use our NOL carryforwards or certain built-in losses to offset taxable income generated in the future could have an adverse effect on our financial condition and results of operations.

Our assets as of June 30, 2010 include a deferred tax asset, the full value of which we may not be able to realize.

        We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. As of June 30, 2010, our deferred tax assets (most of which were netted against our deferred tax liabilities on our consolidated balance sheet) were approximately $115.5 million, an increase from a balance of approximately $79.2 million at June 30, 2009. Our deferred tax assets are comprised primarily of the expected tax savings from the utilization of our NOL carryforwards. We regularly review our deferred tax assets for recoverability based on our history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carryback years, as well as future taxable income. Although we believe this offering will not result in an ownership change, an ownership change under IRC Section 382 that occurs in the future could affect our ability to realize fully these deferred tax assets.

As a U.S. government contractor, we are subject to a number of procurement and other laws and regulations that affect how we conduct our business and subject us to certain costs.

        We must comply with and are affected by many laws and regulations governing the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

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  require, in some cases, certification and disclosure to the government of all of our cost and pricing information in connection with contract negotiations;

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  impose acquisition regulations that define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts; and

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  restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        These laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. They have affected how we have conducted our business with our customers, and we expect that they will continue to affect how we conduct our business with our customers in the future. In addition, in some instances, these laws and regulations have imposed added costs on our business, and we expect that such added costs will be applicable to us going forward. A violation of these laws and regulations by us could result in the imposition of fines and penalties, the termination of our U.S. government contracts or debarment from bidding on future contracts. In addition, the violation of certain other generally applicable laws and regulations could result in our suspension or termination as a government contractor.

        In addition, U.S. government contractors are generally subject to specific and unique cost accounting standards, or CAS, that may differ from generally accepted accounting principles, or GAAP, and that generally require more stringent disclosures and related certifications. The contract terms for the AMC international program currently include an exemption from CAS accounting for small businesses such as World and North American, but there can be no assurance that this exemption will continue to apply in the future. If we were to become subject to CAS accounting, we would incur significant costs in hiring third party consultants and implementing new management information systems to ensure compliance.

        Furthermore, we have bid, and may in the future submit bids, for U.S. government contracts that require our employees to maintain various levels of security clearances and require us or our teaming partners to maintain certain security clearances in compliance with the DOD and other government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it can be difficult to identify, recruit and retain employees who already hold security clearances. If our employees or the employees of our teaming partners are unable to obtain or retain security clearances, or if our employees or the employees of our teaming partners who hold security clearances stop working for us or our teaming partners, we may face delays in fulfilling contracts, or be unable to fulfill or secure new contracts, with any customer involved in work requiring government clearance. Any breach of security for which we are responsible could seriously harm our business, damage our reputation and make us ineligible to work on any programs requiring government clearance. Furthermore, security requirements may limit our ability to hire non-United States persons to work for us.

Government regulations impose requirements and restrictions on our operations that increase our operating costs.

        We are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, the U.S. Congress has passed laws, and the FAA, the Department of Transportation (DOT) and the Transportation Security Administration (TSA) have issued regulations relating to the operation of air carriers that have required significant expenditures. Our business activities also fall within the jurisdiction of the DOD, U.S. Customs and Border Protection, the U.S. Treasury Department's Office of Foreign Assets Control and the Environmental Protection

Agency (EPA). Local governments and authorities in certain regions have also adopted regulations governing various aspects of aircraft operations, including noise abatement procedures, curfews and use of airport facilities. These agencies have the authority to modify, amend, suspend or revoke the authority and licenses issued to us necessary to operate our business for failure to comply with law or regulations and may impose civil or criminal penalties for such violations. We expect to continue to incur increased expenses in connection with complying with government regulations, including continuing costs for new security measures. Additional laws, regulations, taxes and airport charges have been proposed from time to time that could significantly increase the cost of our operations. For example, the FAA is now in the process of evaluating materials resulting from the Advisory Rulemaking Committee process and drafting a notice of proposed rulemaking to modify existing flight and duty time rules. It is likely that the FAA will issue the notice of proposed rulemaking in 2010, to be followed by a new rule that lessens the permissible amount of flight and duty time or increases pilot rest requirements. We can give no assurance that these and other laws or regulations enacted in the future will not materially and adversely affect our business, financial condition and results of operations.

        In addition, the application of various sales, use, occupancy, value-added and other tax laws, rules and regulations to our services is subject to interpretation by the applicable taxing authorities. We cannot assure you that taxing authorities would not take positions that could materially and adversely affect our business, financial condition and results of operations.

        Furthermore, our operating authority in international regions is subject to aviation agreements between the United States and foreign governments and to considerations of comity and reciprocity between the United States and the concerned foreign government. We are subject to these bilateral agreements, which are in turn subject to renegotiation or termination, and comity and reciprocity are subject to review by the relevant governments. Any alteration or termination of such agreements, or restrictions on aircraft operations by governments based on considerations of comity and reciprocity, could diminish the value of route authorities or otherwise adversely affect our international operations.

Initiatives to address global climate change may adversely affect our business and increase our costs.

        Many existing aspects of aircraft operations are subject to stringent environmental regulations. Legislative or regulatory action to address concerns about climate change in general and the emission of greenhouse gases, in particular, could result in substantial additional costs for us. On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009. The Senate may consider the legislation in 2010. The proposed law would regulate greenhouse gas emissions through a cap and trade system. Fuel producers may be required to acquire allowances sufficient to cover the greenhouse gas content of the fuel they sell, the cost of which would be expected to be passed along to fuel consumers including air carriers. In September 2009, the EPA proposed regulations that would impose controls on greenhouse gas emissions. The proposed regulations would not directly control greenhouse gas emissions by air carriers. However, a number of states and environmental organizations have asked the EPA to regulate greenhouse gas emissions from aircraft. In addition, the EU has adopted legislation to include aviation within the EU's existing greenhouse gas emission trading schemes effective in 2012. We cannot assure you that the costs of complying with potential new environmental laws or regulations will not have a material adverse effect on our business, financial condition and results of operations.

We may not be able to retain or attract senior management and other key employees.

        Our success will depend in part upon our ability to retain senior management and other key employees. Competition for qualified personnel can be very intense. Departures of senior management personnel and other key employees could materially and adversely affect our ability to execute our strategy and as a result our business, financial condition and results of operations may suffer.

We may experience difficulty finding, training and retaining employees.

        Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. Our industry has, from time to time, experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially and adversely affect our business, financial condition and results of operations.

Our results of operations will vary among quarters, which will make comparison of our quarterly results difficult.

        We expect our operating results to fluctuate among quarters in the future based on a variety of factors, including:

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  fluctuations in demand in our business lines;

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  the timing and success of our growth or strategic plans;

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  increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth; and

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  the timing and amount of maintenance expenditures.

        Quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. It is also possible that our operating results in any future quarter could be below the expectations of investors or any published reports or analyses regarding our company.

The historical consolidated financial information included in this prospectus does not reflect the added costs we expect to incur in order to implement and comply with internal control reporting standards applicable to a public company.

        As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately owned corporation. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules of the SEC and The NASDAQ Global Select Market corporate governance practices for public companies impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, place additional demands on our finance and accounting staff and on our financial, accounting and information systems and may require additional resources. We expect that we will be required to expend considerable time and resources complying with public company regulations.

Failure to establish and maintain effective internal control over financial reporting may lead investors to lose confidence in our financial data.

        Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are in the process of evaluating how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC. These rules will require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition, for any year that we are an "accelerated filer" under the rules of the SEC, we will be required to provide a report from our independent registered public accounting firm on our internal control over financial reporting. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports.

        For example, we identified a material weakness in our internal control over financial reporting as of December 31, 2009 principally relating to the accounting for non-routine transactions related to the ATA bankruptcy. Deficiencies were identified in connection with the consolidation of the bankruptcy trust and the tax consequences of the bankrupt entity due to the lack of sufficient technical resources related to these matters.

        A material weakness is defined as deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements that would not be prevented or detected on a timely basis by the company's internal controls. While we believe we have taken the necessary steps to remediate this material weakness, we cannot assure you that our remediation efforts will be fully successful or that similar material weaknesses will not recur. Implementing changes to our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. Moreover, these changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

The reorganization of our predecessor and liquidation of ATA limit the comparability of some of our historical financial information to our current financial information, which will make it more difficult to evaluate the performance of our business.

        As a result of the emergence from the bankruptcy proceedings of our predecessor in 2006, we adopted fresh start accounting prescribed by GAAP. Accordingly, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our predecessor's financial statements for periods prior to February 28, 2006, included in the selected financial data contained in this prospectus. We ceased consolidating the results and operations and financial condition of ATA in our consolidated financial statements as of April 3, 2008 when ATA discontinued all business operations following its Chapter 11 bankruptcy filing. As a result of these factors limiting the comparability of our historical financial statements to our more recent financial information, it may be more difficult for you to assess our future prospects when evaluating our business.

Our business can be affected by factors beyond our control, any of which could materially and adversely affect our business.

        Our business is affected by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, natural disasters, volcanoes, earthquakes and increased security measures. For example, the recent volcano eruptions in Iceland led to significant flight restrictions in European airspace, disrupting operations. Delays increase costs, which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse atmospheric conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to atmospheric conditions, traffic control problems and breaches in security could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully integrate any businesses that we may acquire.

        From time to time, we may consider acquisition opportunities and may make acquisitions in the future, including acquisitions of companies that may constitute a significant part of our consolidated operations. Acquired businesses may not achieve the levels of revenue, profit or productivity anticipated or otherwise perform as expected. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies that could have a material adverse effect on our business, financial condition and results of operations, and difficulties in integrating acquired businesses. While it is intended that our acquisitions will improve our competitiveness and profitability, we cannot assure you that future acquisitions will be accretive to our earnings or otherwise meet our operational or strategic expectations.

        The integration of an acquisition involves a number of factors that may affect our operations. These factors include:

  •
  diversion of management's attention;

  •
  incurrence of significant amounts of additional debt;

  •
  creation of significant contingent earn-out obligations or other financial liabilities;

  •
  difficulties in the integration of acquired operations and retention of personnel;

  •
  unanticipated problems or legal liabilities; and

  •
  tax and accounting issues.

        A failure to integrate acquisitions may be disruptive to our operations and negatively impact our revenues or increase our expenses.

Risks Relating to our Common Stock and this Offering

Immediately after this offering, MatlinPatterson will continue to have significant influence over matters determined by our board of directors and will be in a position to control the outcome of all matters submitted to our stockholders for approval.

        MatlinPatterson owns approximately 92% of our outstanding shares. Immediately after this offering, MatlinPatterson will own         % of our outstanding common stock and if the underwriters exercise in full their over-allotment option to purchase additional shares of common stock from the selling stockholder, MatlinPatterson will own        % of our outstanding common stock. For a description of our share ownership, see "Principal and Selling Stockholders." As a result, MatlinPatterson will continue to have the ability to control the outcome of votes on all matters requiring stockholder approval, including the election of directors, adoption of amendments to our amended and restated certificate of incorporation and by-laws and approval of significant corporate transactions, as long as it continues to hold a controlling percentage of our outstanding common stock. MatlinPatterson will be able to exercise such power by written consent in lieu of taking action at a stockholders' meeting for so long as it holds a majority of our common stock. MatlinPatterson will also be able to take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock because investors perceive disadvantages in owning stock in companies with controlling stockholders. This concentration of control could be disadvantageous to other stockholders with interests different from those of our principal stockholder and the trading price of our common stock could be adversely affected.

Conflicts of interest may arise, as MatlinPatterson and its affiliates do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do.

        MatlinPatterson or its affiliates may invest in entities that directly or indirectly compete with us, or companies in which it or its affiliates currently invests may begin competing with us. In addition, our certificate of incorporation in effect upon the completion of this offering will permit MatlinPatterson or its affiliates, including any directors designated to our board of directors by MatlinPatterson, to pursue and take opportunities that we may find attractive, and as a result, those opportunities may not be available to us. As a result of these relationships, when conflicts between the interests of MatlinPatterson and the interests of our other stockholders arise, our directors who are nominated by MatlinPatterson may not be disinterested.

Our failure to timely register our equity securities under the Securities Exchange Act of 1934 may subject us to potential liability.

        We were required to register as a reporting company under the Securities Exchange Act of 1934, or the Exchange Act, because our equity securities were held by more than 500 holders of record as of December 31, 2006. Although we filed a Form 10 to register our common stock under the Exchange Act within the prescribed time period, we withdrew our Form 10 filing before it became effective. If we had registered our equity securities under the Exchange Act as required, we would have become subject to the periodic reporting requirements under the Exchange Act. We have not filed any periodic reports under the Exchange Act.

        Although we have filed a Form 10 to register certain warrants under the Exchange Act, and in connection with this offering will register our common stock under the Exchange Act, our failure to timely register our equity securities, including certain warrants, under the Exchange Act could subject us to an enforcement action brought by the SEC and to fines and penalties. In addition, our failure to file required Exchange Act reports could give rise to actions by federal regulators or to potential claims by current or former investors based on the assertion that such investors were harmed by the absence of such public reports. If any such claim or action is asserted, we could incur expenses and management's attention would be diverted from our operations in order to defend the claim or action.

Future sales of our shares could adversely affect the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the offering or the perception that such sales may occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us or you to sell our equity or equity-related securities in the future. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price.

        Based on shares outstanding as of June 30, 2010, upon completion of this offering, we will have outstanding                        shares of common stock. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. may, in their sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus or earlier waiver by Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. up to an additional                                    shares will be eligible for sale in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume and other restrictions applicable to exempt sales. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. See "Shares Eligible for Future Sale."

We do not currently intend to pay cash dividends.

        We have not in the past paid, and do not currently intend to pay, cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying any dividends. As a result, appreciation, if any, in the market value of our common stock will be the sole source of potential financial gain from our common stock for the foreseeable future.

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price.

        Prior to this offering, there has been no public market for our common stock. An active trading market for shares of our common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The price for our common stock in this offering will be determined by negotiations among MatlinPatterson, the underwriters and us and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your common stock at or above the initial public offering price or at any other price or at the time that you would like to sell.

        An inactive market may also impair our ability to raise capital by selling our common stock, and it may impair our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using our common stock as consideration.

The market price of our common stock may be volatile.

        The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including those described above under "Risks Relating to our Business" and the following:

  •
  our financial performance or the performance of our competitors and similar companies;

  •
  announcements concerning our competitors, our industry or the economy in general;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings;

  •
  media reports and publications about the safety of our aircraft or the aircraft type we operate;

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  general and industry-specific economic conditions;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  sales of our common stock or other actions by investors with significant stockholdings;

  •
  general market conditions;

  •
  loss of key personnel; and

  •
  availability of capital.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These types of broad market fluctuations may adversely affect the trading price of our common stock.

        In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources, and adversely affect our business, financial condition and results of operations.

Our certificate of incorporation and by-laws include provisions limiting voting by non-U.S. citizens.

        To comply with restrictions imposed by federal law on foreign ownership of U.S. air carriers, our amended and restated certificate of incorporation, as amended, and amended and restated by-laws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our stock be voted, directly or indirectly, by persons who are not U.S. citizens, that our president and at least two-thirds of the members of our board of directors be U.S. citizens, and that we remain under the actual control of U.S. citizens. The "actual control" doctrine, among other things, limits the amount of non-voting equity that may be held by non-U.S. citizens. Our by-laws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record.

A majority of our board of directors may not be considered "independent" under the rules of the NASDAQ Global Select Market.

        MatlinPatterson will own a majority of our common stock following the completion of this offering. As a result, we will certify that we are a "controlled company" under the rules of the NASDAQ Global Select Market and we intend to rely on the "controlled company" exception to the board of directors and committee composition requirements under the rules of the NASDAQ Global Select Market. Under this exception, we will be exempt from the rule that requires that (i) our board of directors be comprised of a majority of "independent directors"; (ii) our compensation committee be comprised solely of "independent directors"; and (iii) our nominating committee be comprised solely of "independent directors," as these terms are defined under the rules of the NASDAQ Global Select Market. Immediately following this offering, we expect that four of our directors will be "independent" under the rules of the NASDAQ Global Select Market.

Our certificate of incorporation and by-laws contain provisions that could delay, deter or prevent a change of control.

        Our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that might enable our management to resist a proposed takeover of our company. These provisions could discourage, delay or prevent a change of control of our company or an acquisition of our company at a price that our stockholders may find attractive. These provisions also may discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. The provisions include:

  •
  limitations as to who may call special meetings of both our board of directors and stockholders;

  •
  advance notice requirements for stockholder proposals; and

  •
  the authority of our board to issue, without stockholder approval, preferred stock with such terms as our board may determine.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

        We expect the initial public offering price of our common stock to be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent stock options are exercised, you will incur further dilution. Based on an assumed initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed        % of the aggregate price paid by all purchasers of our stock but will own only approximately        % of our common stock outstanding after this offering. See "Dilution" for further information.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements relating to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

        A number of important factors could cause actual results to differ materially from those indicated by our forward-looking statements, including but not limited to the factors described in "Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations." These factors include without limitation:

  •
  levels of military spending for the transportation of military personnel and cargo;

  •
  our level of entitlement to the military's spending;

  •
  our fixed obligations;

  •
  our competitive environment;

  •
  our ability to secure and maintain any necessary financing for aircraft acquisitions and other purposes;

  •
  economic and other conditions in regions in which we operate;

  •
  governmental regulation of our operations;

  •
  the outcome of various legal proceedings;

  •
  relations with unionized employees generally and the effect and outcome of future labor negotiations;

  •
  problems with our aircraft;

  •
  increases in maintenance, security costs and insurance premiums;

  •
  cyclical and seasonal fluctuations in our operating results;

  •
  our ability to establish and maintain effective internal control over financial reporting;

  •
  risks related to our divestiture and acquisition strategies, including the risks related to the integration of acquired businesses;

  •
  terrorist attacks, political instability, and acts of war;

  •
  significant disruptions in the supply of aircraft fuel;

  •
  risks inherent in our industry, such as demand for military and commercial cargo air services; and

  •
  other risks that we have described in "Risk Factors."

        These factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. You should review carefully the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this prospectus for a more complete discussion of these and other factors that may affect our business, financial condition and results of operations.

        The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of            shares of common stock in this offering will be approximately $             million, assuming an initial public offering price of $            per share, which is the midpoint of the price range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, our net proceeds will not change as the entire over-allotment option is comprised of shares to be sold by the selling stockholder.

        We intend to use $            of the net proceeds to us from this offering to repay and retire all of our outstanding Second Lien Loan. This amount consists of $            in principal and $            in accrued interest through                on our Second Lien Loan. We intend to exercise our right to pay the premium due upon prepayment of the Second Lien Loan, $            , in common stock valued at a 7% discount to the initial public offering price for this offering (resulting in the issuance of             shares of common stock, calculated based on an assumed initial public offering price of $         per share, which is the midpoint of the range reflected on the cover page of this prospectus). The Second Lien Loan is scheduled to mature in September 2014 and bears interest at an annual rate of 18%, consisting of interest payable in cash at an annual rate of 12% and interest payable in kind as additional Second Lien Loan principal at an annual rate of 6%, and was incurred in September 2009 to refinance then-existing debt. See "Description of Certain Indebtedness."

        We intend to use approximately $            of the net proceeds to us from this offering to repay and retire approximately $            of our outstanding First Lien Notes. This amount consists of $            in principal, $            in accrued interest through                                    , and $            in prepayment premium in accordance with the terms of the First Lien Notes. The First Lien Notes are scheduled to mature in August 2013 and bear interest at an annual rate of 14%, and were issued in August 2009 to refinance then-existing debt. See "Description of Certain Indebtedness."

        We intend to use the balance of the net proceeds to us from this offering for working capital and other general corporate purposes, including to expand our fleet and repay additional debt. We may elect to use a portion of the net proceeds from this offering to purchase or lease additional aircraft. We have no binding commitments to purchase aircraft, and except for the leases described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources," we have no binding commitments to lease additional aircraft. In addition, we may elect to use a portion of the net proceeds from this offering to repay and retire a portion of the First Lien Notes, which will not exceed 35% of the original principal amount of the First Lien Notes as adjusted for certain purchases by us. The First Lien Notes are scheduled to mature in August 2013 and bear interest at an annual rate of 14%, and were issued in August 2009 to refinance then-existing debt. See "Description of Certain Indebtedness."

        Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in funds that primarily invest in short- and intermediate-term investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

        This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. Our management will retain broad discretion over the allocation of any net proceeds for any of the purposes described above and the investment of cash proceeds.

DIVIDEND POLICY

        We have not in the past paid, and do not currently intend to pay, cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current financing agreements preclude us, and any future financing agreements may preclude us, from paying cash dividends.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents balance and our capitalization as of June 30, 2010:

  •
  on an actual basis; and

  •
  on an adjusted basis to reflect:

  •
  the sale of            shares of our common stock in this offering and the use of the resulting net proceeds, based on an assumed initial public offering price of $        per share, which is the midpoint of the range reflected on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and our estimated expenses in this offering, as described in "Use of Proceeds";

  •
  the issuance of            shares of our common stock to pay the prepayment premium on our Second Lien Loan as described under "Use of Proceeds" (based on a 7% discount to the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus); and

  •
  the impact of the effects of the approval of a plan to accelerate the vesting of awards currently outstanding under our Long-Term Incentive Plan in the event of the consummation of this offering. The financial impact of the acceleration of the awards was calculated as a Type I Probable to Probable modification as defined by ASC 718, Stock Compensation. Under the modified vesting schedule, approximately two-thirds of all awards will be vested as of the date of completion of this offering resulting in the immediate recognition of approximately $9.7 million in stock-based compensation expense as of September 30, 2010.

        You should read this table together with "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our financial statements and notes thereto and other financial and operating data included in this prospectus.

	As of June 30, 2010
	Actual	As Adjusted
	(dollars in thousands, except shares and par values)
Cash and cash equivalents	$74,181	$

Long-term debt:
First Lien Notes	$152,006	$
Second Lien Loan	63,425
Other long-term debt and capital lease obligations	6,568

Current and long-term debt	221,999

Equity:
Stockholders' equity:
Common stock, $0.0001 par value; 400,000,000 shares authorized; 25,906,300 shares issued and outstanding, respectively, on an actual basis; issued, shares outstanding, respectively, on an as adjusted basis	3
Warrants	1,479
Additional paid-in-capital	339,339
Accumulated deficit	(147,231)
Accumulated other comprehensive income	400

Total stockholders' equity	194,090		(1)

Total capitalization	$416,089	$

(1)
Includes the effects of a reduction in interest expense of $            relating to the repayment of our Second Lien Loan and the recognition of approximately $9.7 million in stock-based compensation expense relating to acceleration of the vesting of awards under our Long-Term Incentive Plan.

 DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering.

        Our net tangible book value as of June 30, 2010 was $10.4 million, or $            per share of common stock.

        After giving effect to our issuance and sale of            shares of common stock in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus, our net tangible book value as of June 30, 2010 would have been $             million, or $            per share of common stock. This represents an immediate increase in net tangible book value per share of $            to existing stockholders and an immediate dilution of $            per share to new investors. Dilution per share to new investors is determined by subtracting net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution:

Initial public offering price per share of common stock
Net tangible book value per share as of June 30, 2010
Increase in net tangible book value per share attributable to new investors
Net tangible book value per share after this offering
Dilution per share to new investors

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the net tangible book value per share after the offering would not change since the shares for this option are all being provided by our selling stockholder and we will not receive any of the proceeds from the sale of these shares.

        The following table summarizes, as of June 30, 2010, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors			$		$

Total			$		$

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease total consideration paid to us by investors participating in this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full, the number of shares held by existing stockholders will be reduced to        shares, or         % of the total shares outstanding, and the number of shares held by investors participating in this offering will be increased to        shares, or        % of the total shares outstanding.

        As of June 30, 2010, the following options and warrants were outstanding:

  •
               shares of common stock issuable upon the exercise of certain warrants with an exercise price of $        per share, which expire on                ;

  •
               shares of common stock issuable upon the exercise of options with an exercise price of $        per share;

  •
               shares of common stock issuable upon the exercise of options with an exercise price of $        per share;

  •
               shares of common stock issuable upon the exercise of options with an exercise price of $        per share;

  •
               shares of common stock issuable upon the exercise of options with a weighted-average exercise price of $        per share; and

  •
               additional shares of common stock available for issuance in connection with future awards under equity incentive plans.

        The above discussion and table assumes no exercise of options or warrants outstanding as of June 30, 2010. If all of these options and warrants were exercised, our existing stockholders, including the holders of these options and warrants, would own        % of the total number of shares of our common stock outstanding upon the closing of this offering and our new investors would own        % of the total number of shares of our common stock upon the closing of this offering.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected consolidated historical financial data for each of the periods indicated. The selected statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the selected balance sheet data as of December 31, 2009 and 2008, were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the ten months ended December 31, 2006 and balance sheet data as of December 31, 2007 and 2006 were derived from our audited consolidated statements, which are not included in this prospectus. The selected statement of operations data for the two months ended February 28, 2006 and the year ended December 31, 2005 were derived from our predecessor's audited consolidated financial statements, which are not included in this prospectus.

        The selected statement of operations data for the six months ended June 30, 2010 and 2009 and selected balance sheet data as of June 30, 2010 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements included in this prospectus include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described in our annual financial statements included elsewhere in this prospectus, and should be read in conjunction therewith. Historical results are not necessarily indicative of future results, and operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period. The summary historical financial information should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

        The comparability of our selected historical financial data has been affected by the events described below. Our predecessor and certain of our affiliates, including ATA, our predecessor's principal operating subsidiary at the time, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. We emerged from bankruptcy protection on February 28, 2006 with a new capital structure. We applied fresh-start accounting as of March 1, 2006 for our consolidated financial statements. Fresh-start reporting reflects the value of the company as determined by the approved Chapter 11 reorganization plan. Fresh-start reporting required us to allocate our reorganization value to our assets and liabilities based upon their estimated fair values. In addition, fresh-start reporting also required that all liabilities, other than deferred taxes, be stated at the present value of amounts to be paid using appropriate interest rates. The determination of fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. As a result of the fresh-start change in the basis of accounting for our underlying assets and liabilities, our results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006 (Global). We include as a reporting period of our predecessor its pre-emergence two-month period ended February 28, 2006. The historical periods of our predecessor also do not reflect the impact of the fundamental changes in our assets and operations effected through the reorganization. As a result of these changes (and other changes described below), we do not believe our business operations or our operating results for periods prior to March 1, 2006 are comparable to our current business operations or our operating results since that date.

        We acquired World Air Holdings and its wholly owned subsidiaries, World and North American, on August 14, 2007. The results of World Air Holdings and its wholly owned subsidiaries have been included in our financial results since August 14, 2007.

        As discussed more fully in "Note 2—ATA Impairment and Subsequent Bankruptcy" of the notes to our audited consolidated financial statements, on April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and ATA subsequently ceased all business operations. As of April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. The results of operations of ATA through April 2, 2008 are included in our consolidated financial statements.

        During the year ended December 31, 2009 we restructured our senior secured debt and became the primary beneficiary of the ATA bankruptcy estate trust. As a result, we began consolidating our interest in the ATA bankruptcy estate in the second half of 2009. As of June 30, 2010, the estimated fair value of the ATA bankruptcy estate was $3.3 million.

	Global						Predecessor
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Year Ended December 31,
						Ten Months Ended December 31, 2006(2)	Two Months Ended February 28, 2006(1)(2)	Year Ended December 31, 2005(1)
			2009	2008	2007
Statement of Operations Data:
Operating revenues:
Military passenger	$420,001	$382,630	$783,845	$992,252	$560,602	$264,813	$57,848	$383,515
Military cargo	85,985	44,667	74,297	97,295	36,034	—	—	—
Commercial cargo	59,933	54,933	115,755	125,025	41,119	—	—	—
Commercial passenger	21,566	24,235	57,083	94,665	62,445	18,992	1,189	15,141
Scheduled service	—	298	298	99,772	416,894	332,240	53,531	635,295
Other	3,058	8,532	11,307	38,921	37,516	21,017	2,483	58,350

Total operating revenues	590,543	515,295	1,042,585	1,447,930	1,154,610	637,062	115,051	1,092,301
Operating expenses:
Aircraft fuel	153,080	102,456	225,309	490,714	383,523	202,613	37,086	322,094
Aircraft rentals	78,409	82,427	164,260	159,666	139,071	69,439	16,181	145,671
Maintenance, materials and repairs	66,719	67,865	135,754	140,364	108,404	47,130	8,025	89,766
Flight operations	52,764	51,764	102,599	123,150	118,682	79,791	14,938	110,448
Aircraft and traffic servicing	46,164	45,828	89,538	114,532	111,006	64,381	15,491	170,889
Passenger services	39,242	38,222	78,351	91,571	82,873	46,801	10,648	79,422
Crew positioning	29,144	27,016	55,423	77,382	53,523	14,588	5,394	32,255
Selling and marketing	30,769	26,344	52,401	70,057	68,707	39,386	8,069	75,886
Depreciation and amortization	37,693	36,341	71,092	64,978	43,814	17,386	5,219	36,270
General and administrative(3)	27,497	24,659	44,145	120,245	88,496	61,611	13,990	105,190
Asset impairment and aircraft retirements	—	685	5,716	124,520	7,161	13,476	—	403
Other expenses	4,732	3,119	6,895	6,811	4,543	5,091	791	5,398

Total operating expenses	566,213	506,726	1,031,483	1,583,990	1,209,803	661,693	135,832	1,173,692

Operating income (loss)	24,330	8,569	11,102	(136,060)	(55,193)	(24,631)	(20,781)	(81,391)
Other income (expense):
Reorganization items, net	—	—	—	—	—	—	1,456,000	(369,632)
Interest income	1,675	2,045	4,764	7,068	11,230	6,154	397	2,467
Interest expense	(23,620)	(27,346)	(58,700)	(58,804)	(38,468)	(18,231)	(4,666)	(6,235)
Gain (loss) on investment	(1,306)	41,500	58,122	—	—	—	—	—
Gain (loss) on debt extinguishment	(1,239)	85,305	85,305	—	—	—	—	—
Gain on write-down of warrants	—	—	—	6,286	—	—	—	—
Other, net	610	(638)	(2,470)	(336)	(231)	246	558	(796)

Total other income (expense)	(23,880)	100,866	87,021	(45,786)	(27,469)	(11,831)	1,452,289	(374,196)

Income (loss) before income taxes	450	109,435	98,123	(181,846)	(82,662)	(36,462)	1,431,508	(455,587)
Income taxes expense (benefit)	267	28,973	(43,836)	5,691	(12,996)	—	—	—

Net income (loss)	183	80,462	141,959	(187,537)	(69,666)	(36,462)	1,431,508	(455,587)
Preferred stock dividends(4)	—	(9,483)	(9,483)	(29,802)	(10,194)	—	—	—

Income (loss) available to common stockholders(4)	$183	$70,979	$132,476	$(217,339)	$(79,860)	$(36,462)	$1,431,508	$(455,587)

	Global						Predecessor
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Year Ended December 31,
						Ten Months Ended December 31, 2006(2)	Two Months Ended February 28, 2006(1)(2)	Year Ended December 31, 2005(1)
			2009	2008	2007
Basic income (loss) available to common stockholders per share:
Weighted-average shares outstanding	25,906,300	12,440,000	19,019,000	1,252,100	1,110,200	1,075,300
Income (loss) available to common stockholders per share	$0.01	$5.71	$6.97	$(173.58)	$(71.93)	$(33.90)
Diluted income (loss) available to common stockholders per share:
Weighted-average shares outstanding	26,163,800	41,208,300	32,685,800	1,252,100	1,110,200	1,075,300
Income (loss) available to common stockholders per share	$0.01	$1.95	$4.34	$(173.58)	$(71.93)	$(33.90)
Pro forma basic income (loss) available to common stockholders per share(5):
Weighted-average shares outstanding
Income (loss) available to common stockholders per share
Pro forma diluted income (loss) available to common stockholders per share:(5)
Weighted-average shares outstanding
Income (loss) available to common stockholders per share

	Global
						Predecessor
		As of December 31,
	As of June 30, 2010					As of December 31, 2005
		2009	2008	2007	2006
Balance Sheet Data:
Cash and cash equivalents	$74,181	$73,077	$87,424	$79,764	$62,209	$79,217
Property and equipment, net	127,373	126,526	120,525	198,610	89,947	101,267
Total assets	686,205	679,525	724,335	1,083,844	370,366	389,450
Total debt	221,999	235,528	379,279	367,602	146,662	54,600
Liabilities subject to compromise(6)	—	—	—	—	—	1,475,447
Convertible redeemable preferred stock	—	—	158,644	158,644	—	—
Stockholders' equity (deficit)	194,090	191,369	6,755	188,398	71,971	(1,376,143)

(1)
The consolidated financial statements of our predecessor have been prepared in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs that are not in the ordinary course of business and include aircraft lease rejection charges, impairments and professional fees related to the predecessor's Chapter 11 filing.

(2)
As of February 28, 2006, the effective date of the plan of reorganization, we adopted fresh-start accounting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start accounting, our historical financial data is not comparable to that of our predecessor.

(3)
Includes stock-based compensation expense of $2.4 million, $5.7 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively and $2.5 million and $0.5 million for the six months ended June 30, 2010 and 2009, respectively.

(4)
On April 6, 2009, our majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock into Common Stock. The holder of our Series A Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock. The accumulated dividend at the time of conversion was $49.5 million. No common stock dividends were paid in any period presented.

(5)
Each of the pro forma basic and diluted income available to common stockholders per share is computed by dividing (a) net income, adjusted for (i) the elimination of interest expense and the related tax benefit, assuming the retirement of approximately $     million of our outstanding debt (including accrued interest and prepayment penalties) and (ii) estimated stock-based compensation expense from the acceleration of certain equity awards upon the completion of this offering, by (b) the pro forma number of weighted average shares outstanding used in the calculation of each of the basic and diluted income available to common stockholders per share, but after assuming the issuance of         shares of common stock, representing the portion of the shares issued in this offering to repay debt plus the shares issued to pay the prepayment premium on our Second Lien Loan. The number of shares assumed to be issued is based upon an assumed initial public offering price of $    per share, the mid-point of the estimated price range set forth on the cover of this prospectus. See "Use of Proceeds" and "Capitalization." The table below sets forth the adjustments to net income for the six months ended June 30, 2010 and year ended December 31, 2009:

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Elimination of interest expense	$	$
Stock-based compensation expense
Tax effect

Total Adjustments to Net Income	$	$

(6)
Liabilities subject to compromise refers to liabilities to be accounted for under a plan of reorganization, including claims incurred prior to the petition date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and in other parts of this prospectus. See "Cautionary Language Regarding Forward-Looking Statements."

Overview

        We are a provider of customized, non-scheduled passenger and cargo air transport services, offering our customers a wide range of aircraft types, configurations, payloads and capabilities. We provide our services through our two operating air carriers, World and North American, which represent our two business segments. As of June 30, 2010, our combined fleet consisted of 30 wide-body and narrow-body leased aircraft, which support our two primary business lines: (1) military, which includes both passenger and cargo services, and (2) commercial cargo air transport service. We also offer passenger charter services to customers in specialty markets, such as providing supplemental peak capacity for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. Our two primary lines of business combine the recurring revenue base of our established military business with the growth opportunities provided by our commercial cargo services.

        We are the largest provider of military transport services in the AMC international program and have been flying for the military since 1952. Our contracts with the military contain cost-plus pricing and are not bid based on price but rather are awarded based on team entitlement and are priced using the average cost of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. See "Business—Military Passenger and Cargo—AMC/CRAF Arrangements" for additional information on the AMC contract award price. We are compensated on a per mission basis based on the mission's route and the aircraft type employed, at a fixed rate, regardless of the number of passengers or tons of freight actually flown.

        Our business model generally insulates our profitability from fluctuations in jet fuel prices, which are typically the largest and most volatile expenses for an air carrier. Under our military contracts and most of our commercial passenger and cargo charter arrangements, our customers are responsible for the cost of jet fuel. For the six months ended June 30, 2010 and the fiscal year ended December 31, 2009, approximately 97% and 96%, of our block hours, respectively, were flown under either military or ACMI arrangements, in which the customer assumed the risk of fuel price volatility.

        We were incorporated on January 26, 2006 under the name New ATA Holdings, Inc. and acquired a controlling interest in ATA on February 28, 2006, the effective date of ATA's reorganization. On August 14, 2007, we acquired World Air Holdings, Inc., the parent company of World and North American. The acquisition of World Air Holdings, Inc. was accounted for using the purchase method of accounting and the results of World Air Holdings, Inc. have been included in our consolidated financial statements since August 14, 2007. Immediately following the 2007 acquisition, we had three major subsidiaries, ATA, World and North American, that each specialized in military passenger or cargo transport. In addition, ATA and North American historically operated in various scheduled service and charter passenger service markets, while World operated in passenger charter and ACMI cargo markets.

        On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. On April 3, 2008, ATA discontinued all business operations and terminated the majority of its employees and began conducting an orderly liquidation of its assets and has now wound down the majority of its existing bankruptcy estate. As a result of the bankruptcy filing, beginning on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of this date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method was $17.8 million as of April 3, 2008, and that this investment was fully impaired. The ATA bankruptcy estate trust has been consolidated in our consolidated financial statements since August 2009 due to our primary beneficial interest in the estate.

        In May 2008, North American ceased scheduled service operations and moved capacity to its military business line to take advantage of increased demand in the military passenger business.

Operating Revenue

        Military Passenger and Cargo Revenue.    Our military revenues are derived from mission awards from the Air Mobility Command, or AMC. World operates both passenger and cargo missions for the AMC international program while North American operates only passenger missions. Revenue earned from each mission award is primarily based on the product of:

  •
  the relevant rate paid per seat mile or ton mile per aircraft category, or Effective Rate (formerly known as the Line Haul Rate), multiplied by

  •
  the number of seats or tons contracted for purchase by the AMC for each aircraft type, or Allowable Cabin Load, multiplied by

  •
  mission miles, which are calculated flight miles based on awarded routing.

        Because our revenues are based on the Allowable Cabin Load, the revenue we earn is not affected by the number of troops or tons of freight we transport.

        The AMC also reimburses us for our fuel costs. Fuel costs are included in the calculation of the relevant Effective Rate through the inclusion of a Fuel Peg Rate mechanism, which is determined based on a weighted average forecast of commercial and DOD fuel prices, including into-plane fees and taxes. The weighted average forecast for fuel prices varies between our military passenger and military cargo operations due to the relative mix of sources of fuel accessed to service each of the respective operations. While the price we pay for fuel may affect our revenue from award to award, changes in fuel prices do not materially affect our results of operations due to the military's monthly fuel price reconciliation process. Each month, the military compares the actual fuel prices we paid for missions during the previous month with the Fuel Peg Rate used in the calculation of the relevant Effective Rate. In instances where we overpaid, the military reimburses us the difference, and in instances where we underpaid, we reimburse the military for the difference. Operating income may be incrementally affected, positively or negatively, by a change in the Fuel Peg Rate due to the cost-plus nature of the Effective Rate calculation.

        We analyze the performance of our military business based on block hours flown and block hour rates earned. A block hour is the time interval from an aircraft's departure from one terminal to its arrival at another. We calculate the block hour rate by dividing total operating revenue by the total block hours flown for a period.

        Commercial Cargo and Passenger Revenue.    Our commercial revenues are principally driven by overall macroeconomic trends that affect cargo and passenger demand, capacity available in the markets in which we compete and general pricing dynamics. World operates both commercial cargo and passenger services while North American operates only passenger services.

        We provide our services through two contract structures: ACMI contracts and full service contracts. ACMI contracts are aircraft operational arrangements whereby we provide the aircraft, crew, maintenance and insurance to a customer for a fee that is generally based on the expected block hours multiplied by a block hour rate. An ACMI contract includes a minimum block hour commitment per month over the term of the contract, which is typically one year. In contrast, a full service contract is an aircraft operational arrangement whereby we provide the aircraft, crew, maintenance, insurance, fuel, landing, ground handling and other necessary operating services to a customer for a single fee that is either based on a fixed fee or a fee based on block hours multiplied by a block hour rate. Full service contracts generally involve higher rates than ACMI contracts because of the full array of services paid for by us, such as fuel, and in turn provided to the customers. Due to this price differential per block hour, the mix of full service and ACMI block hours flown in any period can affect our period-over-period commercial revenue results. An increase in relative full service block hours flown will generate higher commercial revenue, all else equal. A decrease in relative full service block hours flown will have the converse effect. The mix of full service and ACMI block hours will not have a similar effect on operating income, however, because of the greater operating expenses we incur with respect to full service contracts.

        Since our ACMI customers are responsible for fuel costs, our commercial ACMI revenues are not directly affected by fuel price changes. However, a significant increase in fuel prices could have an adverse effect on demand for the use of our aircraft. Our commercial full service revenues are fuel price sensitive (although operating income is much less so), as we generally increase or decrease full service block hour rates to reflect the fuel costs in our pricing model. Our full service contracts generally will have a block hour rate adjustment provision to mitigate losses created by differences between the fuel prices stated in the contract and the actual fuel price paid by us.

        We also analyze the performance of our commercial cargo and passenger businesses based on block hours flown and the block hour rate earned.

        Scheduled Service Revenue.    Scheduled service revenue historically included revenue derived from scheduled services operated by ATA, which ceased business operations on April 3, 2008, and by North American, which discontinued scheduled service in May 2008. Through 2009, North American continued to recognize some scheduled service revenue related to expired tickets, which typically expire 12 months after purchase if unused. At expiration, the value of the tickets is recorded as earned revenue.

        Other Revenue.    Other revenue primarily consists of revenue generated from the rebill to our customers of operating costs incurred by us under ACMI contracts. We refer to this as "ACMI rebill revenue." We promptly rebill our ACMI customers when we purchase certain products or services on behalf of our ACMI customers, such as fuel, ground handling or catering, as necessary in certain circumstances or to expedite operations. In 2009, ACMI rebill revenue was less than 7% of our total ACMI revenue. Subservice events refer to flights where we are paid by our customer, but classify the amounts payable as other revenue because we have contracted the operation of the flight to another air carrier due to capacity constraints, aircraft maintenance events, or scheduling conflicts.

Operating Expenses

        Aircraft Fuel.    Aircraft fuel expense includes all fuel costs incurred by us under our military and full service commercial contracts. In addition, in certain circumstances, we purchase fuel for our ACMI commercial customers and subsequently rebill them. Aircraft fuel expense is a variable cost; however, our fuel price volatility exposure is limited to our full service commercial contracts. At times, we have experienced temporary favorable and unfavorable fluctuations in working capital due to the timing of significant fuel price changes and reimbursement for these costs. For the six months ended June 30, 2010 and the year ended December 31, 2009, 97% and 96%, respectively, of our block hours were flown under military or ACMI commercial contracts providing for our actual fuel costs to be paid or reimbursed by our customers.

        Aircraft Rentals.    Aircraft rentals include aircraft and engine rent expense under our various operating leases for aircraft and spare engines. These costs are generally fixed for the duration of the leases. Aircraft rentals can also include certain supplemental rents paid to fund future maintenance events, commonly referred to as maintenance reserves. In circumstances where we determine a maintenance reserve will not be refundable to us, or paid to us to fund scheduled maintenance events or meet aircraft redelivery requirements, we record those payments to the lessor as aircraft rentals.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense includes the cost of repairing our aircraft, which includes the repair or replacement of parts as appropriate, certain scheduled airframe maintenance events, company and contract labor for maintenance activities, line maintenance and other non-capitalized direct costs related to fleet maintenance, including short-term spare engine leases, loan and exchange fees for spare parts, and shipping costs. It also includes the engine usage costs incurred under hourly engine maintenance agreements, which we have for certain of our aircraft. These agreements require us to pay monthly fees to the vendor based on a specified rate per engine flight hour, in exchange for the vendor's performance of overhauls and maintenance as required. Also included in maintenance, materials and repairs expense is the cost of our maintenance employees including their benefits. We generally view a large portion of our maintenance, materials and repairs expense as a variable cost.

        Flight Operations.    Flight operations expense includes the wages and benefits paid to our pilots, training costs for our personnel, flight operations management functions and our hull insurance expense. We generally view the non-salary portion of flight operations expense as a variable cost. Our pilots are represented by collective bargaining agreements, and as such, their wages and benefits are generally fixed, although we have some flexibility to adjust staffing levels.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense includes the costs incurred at airports to land and service our aircraft and to handle passenger check-in, security, cargo, and baggage. It also includes navigation fees, which are incurred when our aircraft fly through certain foreign air space and are paid to the relevant foreign authorities, and all aircraft and traffic servicing employee costs and benefits for line and management functions such as ground operations. The non-salary portions of aircraft and traffic servicing expenses are variable costs. We typically do not incur aircraft and traffic servicing expenses under ACMI contracts.

        Passenger Services.    Passenger services expense includes the wages and benefits paid to our flight attendants, training costs for our personnel, on-board costs of meal and beverage catering for our non-ACMI commercial departures, passenger liability insurance and passenger services management functions, such as flight attendant management. In addition, these expenses include passenger fees and costs incurred for mishandled baggage and costs related to compensation for passengers who have been inconvenienced due to flight delays or cancellations. We generally view the non-salary portion of passenger services expense as a variable cost based on the number of aircraft we operate and block hours flown by us. Our flight attendant groups are represented by collective bargaining agreements, and as such, their wages and benefits are generally fixed, although we have some flexibility to adjust staffing levels.

        Crew Positioning.    Crew positioning expenses are primarily the cost of air and ground transportation and hotels incurred to position crewmembers in locations around the world from which they can operate their flights and then return to their home bases. World's crews are home-based throughout the United States, while North American's crews are based at John F. Kennedy (JFK) International Airport in New York. These are variable costs.

        Selling and Marketing.    Selling and marketing expenses primarily include the commissions we pay to Alliance team members as compensation for military missions we operate that were awarded to our team based on their AMC entitlement points. These commissions are negotiated as a percentage of the revenue we earn from those military missions. We pay these commissions monthly. We consider commissions as a variable cost. Selling and marketing expenses also include salaries, wages and benefits and professional fees related to our selling and marketing functions and advertising and product marketing activity. These are mainly variable costs.

        Depreciation and Amortization.    Depreciation reflects the periodic expensing of the recorded cost of owned airframe and engines, capitalized engine overhauls and related life limited parts, referred to as LLPs, and certain scheduled airframe and landing gear maintenance events, leasehold improvements, and rotable parts for all fleet types, together with our property and equipment. Amortization reflects the periodic expensing of the recorded value of our definite-lived intangible assets. These are fixed costs.

        General and Administrative.    General and administrative expenses principally include corporate and management's salaries, wages and benefits, professional fees, including legal and accounting, the cost of general insurance policies, such as workers' compensation insurance, and rent and facility costs. Also included in general and administrative expense is the cost of certain contingent liability provisions, including our guarantees of ATA leasing obligations. These are fixed costs.

        Asset Impairment and Aircraft Retirements.    Asset impairment and aircraft retirements include all identifiable costs relating to impaired assets, both tangible and intangible, as well as costs associated with the retirement of aircraft and engines. For discussion regarding impairment testing, see "Critical Accounting Policies and Estimates" below.

        Other Expenses.    Other expenses primarily include the expense related to subservice events and customer reimbursement for damaged cargo. Other expenses are generally variable in nature.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with GAAP requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities.

        Certain significant accounting policies used in the preparation of the financial statements require us to make difficult, subjective or complex judgments and thus we consider these critical accounting policies. We have identified the following as critical accounting policies.

        Accounting for Long-Lived Assets.    As of June 30, 2010, we had $127.4 million of net property and equipment and $179.7 million of definite-lived net intangible assets on our balance sheet. Generally, our property and equipment is depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to our aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. Our facilities and ground equipment are generally depreciated over three to seven years. Definite-lived intangible assets are amortized on a straight-line basis over the estimated lives of the related assets.

        We evaluate our long-lived assets by segment, including definite-lived intangible assets, for impairment when events or changes in circumstances indicate that the book value of the asset may not be recoverable. In testing for impairment, we compare the undiscounted estimated future cash flows from the expected use of those assets to their net book value to determine if impairment is indicated. Assets deemed impaired are written down to their estimated fair value through a charge to earnings. Fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. This requires the exercise of significant judgment and the preparation of numerous significant estimates.

        We record asset impairments and aircraft retirement (or return) charges based on operational needs and specific, non-recurring events. To date these non-routine impairments have not been required on a regular basis but rather on an infrequent basis under unusual circumstances. In 2007, with the consolidation of ATA, World and North American (as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview"), our excess fleet capacity was reduced by the early termination of three Boeing 737-300 leases resulting in aircraft retirement charges. ATA made the strategic decision to place a greater emphasis on the military passenger business and less on the short-range scheduled passenger service business. As described under "Summary Historical Consolidated Financial and Other Data," all asset impairment charges in 2008 related to the bankruptcy of ATA. In 2009, impairment charges were recorded related to damage caused by a hard landing of an aircraft and by the early return of two DC-10 freighters due to a decline in air cargo demand associated with the increase in fuel prices and economic recession in 2008 and 2009.

        In accordance with ASC 360, Property, Plant and Equipment and the AICPA Audit and Accounting Guide: Airlines, when impairment indicators are present, we assess the aircraft and aircraft-related assets for recoverability and record impairment charges as appropriate. Such impairment indicators have included management's commitment to permanently ground an aircraft and damage caused to an aircraft.

        When impairment indicators are present and aircraft or aircraft-related assets are tested for recoverability, an assessment is also made to determine if it is necessary to adjust the remaining useful lives and salvage values of such assets, regardless of whether an impairment charge is recorded.

        The actual aircraft asset impairment charges recorded in the periods presented resulted in the assets being written down to zero or to their salvage values, and management determined no adjustments to useful lives of other aircraft within its fleet were required.

        As part of our business strategy, we have an on-going initiative to simplify our fleet. In 2009, we began to replace and retire DC-10 passenger and freighter aircraft. Currently, we are evaluating the retirement of our remaining DC-10 aircraft subject to passenger requirements from the military and the availability of more efficient replacement aircraft. To date, our evaluation has included commercial discussions with our DC-10 lessor to determine the financial impact associated with the early termination of our DC-10 aircraft leases. As of June 30, 2010, the net book value of our DC-10 aircraft and related rotables and parts inventory was approximately $19.5 million. In addition, we are obligated to make minimum payments for engine support over the life of such aircraft leases. As of June 30, 2010, the net present value of the DC-10 related lease payments was $12.6 million. In the event we elect to retire our DC-10 aircraft prior to the expiration of their respective leases, we expect to reduce the net book value of the assets to salvage value and to expense the net present value of the DC-10 related lease payments. The net present value of the DC-10 related leased payments may be offset by revenue generated by subleasing or selling the engines. As of the date hereof, no indicators of impairment have been noted which would cause us to believe that the carrying value of these aircraft is unrecoverable.

        Indefinite-Lived Intangible Assets.    We do not amortize our indefinite-lived intangible assets. We test the book value of our intangible assets for impairment on an annual basis and, if certain events or circumstances indicate that an impairment loss may have incurred, on an interim basis. This requires the exercise of significant judgment and the preparation of numerous estimates.

        Purchase Accounting.    On August 14, 2007, we acquired World Air Holdings and its wholly-owned subsidiaries, World, North American, World Airways Parts Company, LLC and World Risk Solutions Ltd. We allocated the cost of World Air Holdings and its wholly-owned subsidiaries to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their estimated fair values on the date of acquisition.

        The allocation of the total purchase price was adjusted within one year from the date of the acquisition when improved information regarding assets and liability valuations became available to us. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

        Airframe and Engine Maintenance and Lease Requirements.    The cost of major engine overhauls for fleet types not covered under a maintenance agreement, and the cost of certain overhauls related to heavy airframe, engine, LLPs, landing gear and auxiliary power units, which we refer to as APUs, for all fleet types, are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft calendar limits, for both owned and leased aircraft. We have maintenance agreements for certain items, such as engines, which require us to pay a monthly fee per engine flight hour in exchange for major overhaul, spares, and maintenance of those engines. We expense the cost per flight hour under these agreements as incurred. Under certain of our aircraft and engine leases, we are required to make periodic maintenance reserve payments to lessors for certain future maintenance work such as airframe, engine, LLP, landing gear and APU overhauls. In addition, under our aircraft and engine leases, we are required to return the airframes, engines, LLP, landing gear, and APUs to the lessors in a specified maintenance condition at the end of the lease (return condition). If the return condition is not met, the leases generally require us to provide financial compensation to the lessor. Under certain leases, the maintenance reserve deposits are not refundable to us. Consequently, we periodically review the balances of the maintenance reserve deposits and write off any amounts that are no longer probable of being used for maintenance. We have adopted the provisions of EITF 08-3, "Accounting by Lessees for Non-Refundable Maintenance Deposits," which became effective on January 1, 2009. In determining whether it is probable that maintenance deposits will be used to offset the liability for future maintenance costs, we consider the condition of the aircraft, including but not limited to the airframe and engines, and the projected future usage of the aircraft based on our business and fleet plans. For the years ended December 31, 2009, 2008, and 2007, we expensed $9.6 million, $10.3 million, and $5.0 million, respectively, of non-refundable maintenance reserve payments on certain aircraft leases where we determined that it was not probable that payments would be used to offset the liability for future maintenance costs.

        In June 2008, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus in Issue No. 08-3 (EITF 08-3), included in Accounting Standards Codification (ASC 840-10), pertaining to maintenance deposits under certain equipment lease agreements, whereby a lessee is legally or contractually responsible for repair and maintenance of the leased asset throughout the lease term. Additionally, certain lease agreements include provisions requiring the lessee to make deposits to the lessor to financially protect the lessor in the event the lessee does not properly maintain the leased asset. This issue applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. The accounting by lessees for maintenance deposits was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted the provisions of ASC 840-10 effective January 1, 2009. The cumulative effect of the change in accounting for nonrefundable maintenance deposits as of January 1, 2009 increased our maintenance deposits by $7.3 million, increased our long-term deferred tax liabilities by $2.7 million and decreased our accumulated deficit by $4.6 million, net of tax.

        If an operating lease has return conditions, our policy is to accrue and expense ratably the return condition costs once they are estimable and probable. We recognized $0.1 million, $0.6 million and $1.0 million of return condition expense as part of maintenance, materials and repairs expense in our consolidated statement of operations for the years ended December 31, 2009, 2008, and 2007, respectively. Conversely, we recognized $3.0 million in return condition income as a reduction to maintenance, materials and repairs expense in the year ended December 31, 2008 as a result of reversing a return condition provision no longer appropriate as we elected to renew the applicable aircraft lease.

        Income Taxes.    We account for income taxes under the asset and liability method. Under this method, we recognize deferred income taxes based upon the tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured through the application of current enacted tax rates. When necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of a valuation allowance.

        Our income tax provisions are based on calculations, estimates, and assumptions that are subject to potential examination by the Internal Revenue Service (IRS) and other taxing authorities. Although we believe the positions taken on previously filed tax returns are reasonable, we have established tax and interest reserves in recognition that taxing authorities may challenge the positions we have taken, which could result in additional liabilities of both taxes and interest. We review and adjust these reserves as circumstances warrant or as events occur that affect our potential liability, such as the lapsing of applicable statutes of limitation, conclusion of audits, a change based upon current calculations, identification of new issues, releases of administrative guidance or the rendering of a court decision affecting a particular issue. Any adjustment to the tax provision would be made in the period in which the facts that gave rise to the change become known.

        We adopted the provisions of ASC 450, Contingencies, on January 1, 2007. We developed and implemented a process, consistent with ASC 450 and ASC 740, Income Taxes, to ensure that uncertain tax positions are properly identified, recognized, and measured in our financial statements. We adopted ASC 805, Business Combinations, effective January 1, 2009. As such, the total unrecognized income tax benefits as of December 31, 2008, if recognized in future periods, will be recorded through income tax expense and will impact our effective tax rate.

        Stock-based Compensation.    On June 29, 2009, we approved certain new equity awards to certain employees under a 2009 Long-Term Incentive Plan that replaced awards granted under previous plans adopted in 2006 and 2007. This Plan allows us to grant incentives to employees in the form of incentive stock options, nonqualified stock options, restricted stock awards and various other performance awards. We accounted for the cancelled and replaced awards as modifications of existing awards with the new incremental fair value recognized over the vesting period beginning in the third quarter of 2009. In June 2010, the compensation committee of the board of directors approved a plan to accelerate the vesting of all awards currently outstanding under the 2009 Long-Term Incentive Plan, which we refer to as LTIP, in the event that our initial public offering of common stock is consummated on or before September 30, 2011 so that two-thirds of the total shares subject to each award will be vested upon consummation of the initial public offering and the remaining one-third will vest on the first anniversary of the consummation of the initial public offering. We will recognize stock-based compensation expense upon the acceleration of vesting of these awards. Assuming the offering is completed in September 2010, we anticipate recognizing approximately $9.7 million of expense related to the acceleration of the unamortized compensation on these awards in the third quarter of 2010.

        We measure the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of the awards. Options under each plan were granted with an exercise price not less that the market price at the grant date. None of our grants include performance-based or market-based vesting conditions. We estimate the fair value of stock option awards on the date of grant using a modified Black-Scholes option-pricing model, which requires us to make assumptions, some of which are subjective, including risk-free interest rate, stock price volatility and expected life of the options.

        Our assumption of the risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. We base our stock price volatility assumptions on historical volatilities of comparable air carriers whose shares are traded using monthly stock price returns equivalent to the contracts term of the option. The expected life of the options is determined based upon an assumption that the options will be exercised evenly from vesting to expiration. As of December 31, 2009, we had $16.6 million of total unrecognized compensation costs related to stock-based compensation arrangements. We expect to recognize this expense over a weighted-average period of 2.82 years. Assuming the sale of shares contemplated by this offering is completed at $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, the aggregate intrinsic value of vested and unvested options to purchase shares of our common stock outstanding as of        , 2010 would be $        million and $        million, respectively.

        During the most recent 12-month period through June 30, 2010, we have granted the following stock options:

Grant Date	Number of Options	Weighted-Average Exercise Price	Fair Value of Common Stock(1)	Weighted-Average Fair Value of Option Grant(2)	Intrinsic Value(3)
October 1, 2009	14,000	$10.00	$10.00	$3.43	$—
December 7, 2009	143,500	21.87	10.00	2.13	—
March 28, 2010	71,700	22.27	11.54	2.94	—

(1)
All fair value valuations were determined by our Board of Directors in consultation with management and valuation analyses performed at the date of each stock option grant.

(2)
As determined using the Black-Scholes valuation model at the date of each stock option grant.

(3)
Intrinsic value reflects the amount by which the value of shares (as of the grant date) exceeds the exercise price of the stock option.

Key Factors Affecting Results for the Three and Six Months Ended June 30, 2010

        Several factors influenced our results for the three and six months ended June 30, 2010 and the comparison to the corresponding periods in 2009:

        Improvement in Commercial Cargo Demand.    In the second quarter of 2010, we experienced a significant improvement in commercial cargo demand. All of our commercial customers flew in excess of their respective block hour guarantees during the quarter, in comparison to the second quarter of 2009 when only one customer flew in excess of guarantee. The second quarter also reflected our first full quarter flying for a Far Eastern carrier customer. In February 2010, we started flying for this customer, which fully utilized one of our B747 freighter aircraft during the second quarter of 2010. In addition, during the second quarter of 2010, we dedicated one of the MD-11 freighters from our current fleet regularly supporting military to instead support our current commercial cargo operations.

        Shift in Military Passenger Demand.    During the second quarter of 2010, the military continued to request higher capacity aircraft to accommodate larger troop movements in the operational build-up of troops in Afghanistan. As a result, our larger DC-10 and MD-11 aircraft, at World, operated more passenger block hours and our smaller B767 and B757 aircraft, at North American, operated fewer passenger block hours for the military compared to the second quarter of 2009. Overall, our consolidated revenue was positively affected for the three and six months ended June 30, 2010 due to the higher per block rates paid by the military for the larger aircraft.

        Strong Military Cargo Demand.    During the second quarter of 2010, we continued to experience very strong demand for our B747-400 freighter aircraft from the AMC. This was driven by the accelerated deployment of M-ATVs to support the troop build-up in Afghanistan.

        Fuel Price Increase.    On a consolidated basis, our average price per gallon paid for fuel was approximately 54% and 47% higher for the three and six months ended June 30, 2010, respectively. The majority of our fuel expenses is driven by military flights, both passenger and cargo. Our operating results were not materially affected by this increase as the military reimburses us for our fuel costs. The increase in the price of fuel for our military flights is reflected as revenue in both our passenger and cargo military revenue and generally offset in our aircraft fuel expense line item.

        Changes to Our Fleet.    In 2009, we completed the early return of two DC-10 freighter aircraft to the lessor. With the addition of the three MD-11 freighter aircraft in 2008 along with the economic downturn, we no longer needed these less efficient, older aircraft to meet demand from the military. We also rendered inactive and retired our one owned DC-10 passenger aircraft as continued operation would have required significant maintenance expense. We returned one other DC-10 passenger aircraft to its lessor due to damage sustained in a hard landing during 2009. Finally, we added one additional MD-11 passenger aircraft to replace the lost DC-10 capacity in our military business. We did not make any changes to our fleet in the first half of 2010.

Comparison of the Three and Six Months Ended June 30, 2010 and 2009

Segment and Key Operating Data

        We have two reporting segments: World and North American. Selected financial data for the three months ended June 30, 2010 and 2009 are set forth below (in thousands):

	Three Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$204,448	$87,552	$—	$292,000
Intersegment revenues	207	—	6,296	6,503
Depreciation and amortization	12,466	6,458	177	19,101
Total operating expenses	194,871	83,010	1,061	278,942
Operating income (loss)	9,577	4,542	(1,061)	13,058
Interest income	502	143	1	646
Interest expense	(7,892)	(3,676)	(255)	(11,823)
Loss on investment	—	—	(89)	(89)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax expense (benefit)	1,504	624	(1,814)	314

	Three Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$146,760	$97,966	$—	$244,726
Intersegment revenues	28	188	5,177	5,393
Depreciation and amortization	14,258	4,764	24	19,046
Asset impairment and aircraft retirements	685	—	—	685
Total operating expenses	167,509	81,182	(266)	248,425
Operating income (loss)	(20,749)	16,784	266	(3,699)
Interest income	688	286	7	981
Interest expense	(8,907)	(4,723)	149	(13,481)
Gain on investment	—	—	1,500	1,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax expense (benefit)	(9,914)	4,327	34,666	29,079

        The following table sets forth selected key metrics by segment:

	Three Months Ended June 30,
	2010	2009
World
Military passenger block hours	6,402	5,608
Military cargo block hours	1,873	1,600
Commercial cargo block hours	6,202	4,924
Commercial passenger block hours	790	1,289
Non-revenue block hours	186	214
Total block hours	15,454	13,635
Non-ACMI block hours(1)	8,878	7,567
Non-ACMI departures(2)	1,614	1,373
Total departures	2,679	2,464
Weighted average fuel price per gallon	$2.49	$1.57
Number of aircraft in fleet, end of period	20.0	22.0
Average aircraft in revenue service	17.9	19.8
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	9.5	7.6
North American
Military passenger block hours	5,463	6,829
Commercial passenger block hours	634	335
Non-revenue block hours	33	46
Total block hours	6,130	7,210
Non-ACMI block hours(1)	5,711	7,017
Non-ACMI departures(2)	1,035	1,164
Total departures	1,163	1,209
Weighted average fuel price per gallon	$2.50	$1.71
Number of aircraft in fleet, end of period	10.0	11.0
Average aircraft in revenue service	8.2	10.9
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	8.2	7.3

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Three Months Ended June 30, 2010 and 2009

Operating Revenues

        Total operating revenues for the three months ended June 30, 2010 increased $47.3 million, or 19%, to $292.0 million, compared to $244.7 million for the three months ended June 30, 2009.

        Military Passenger Revenue.    Military passenger revenue for the three months ended June 30, 2010 increased $26.6 million, or 15%, to $209.6 million, compared to $183.0 million for the three months ended June 30, 2009.

        World accounted for $38.7 million of the increase, primarily due to a 58% increase in the price of fuel per gallon, which increased to $2.49 per gallon in 2010 from $1.57 per gallon in 2009. The increase in military passenger revenue was also partially due to an increase in AMC passenger block hours flown, which increased by 794, or 14%, to 6,402 in the second quarter of 2010 compared to 5,608 in the second quarter of 2009 due to higher military demand for wide-body passenger aircraft.

        The increase in military passenger revenue at World was partially offset by a decline in North American's military passenger revenue, which decreased by $12.1 million in the second quarter of 2010 compared to the same period in 2009, primarily as a result of a 20% decline in AMC passenger block hours flown principally due to the shift in military demand toward the larger wide-body aircraft and away from smaller aircraft, such as those in North American's fleet. Second quarter of 2010 military passenger block hours were 5,463 compared to 6,829 in the second quarter of 2009. The decline in AMC passenger block hours was partially offset by a 46% increase in the price of fuel per gallon, which increased to $2.50 per gallon in 2010 from $1.71 per gallon in 2009.

        Military Cargo Revenue.    Military cargo revenue for the three months ended June 30, 2010 increased $15.7 million, or 77%, to $36.0 million, compared to $20.3 million for the three months ended June 30, 2009.

        World accounted for all of the increase as North American does not operate freighter aircraft. The block hour rate paid on military cargo block hours increased 51%, primarily due to a 58% increase in the price of fuel per gallon, which increased to $2.49 per gallon in 2010 from $1.57 per gallon in 2009. In addition military cargo block hours flown during the three months ended June 30, 2010 increased 17% to 1,873 compared to 1,600 in the same period in 2009. This increase primarily resulted from the military's strong demand for B747-400 aircraft to transport M-ATVs to Afghanistan.

        Commercial Cargo Revenue.    Commercial cargo revenue for the three months ended June 30, 2010 increased $9.8 million, or 41%, to $33.9 million, compared to $24.1 million for the three months ended June 30, 2009.

        The increase in revenue, all at World because North American does not operate freighter aircraft, reflects a 26% increase in block hours flown to 6,202 in the second quarter of 2010 from 4,924 in the second quarter of 2009. This increase in block hours reflects the overall improvement in commercial cargo demand. For example, one of our B747-400 freighters contracted under an ACMI contract operated 1,293 block hours in the second quarter of 2010. By comparison, World only operated 240 block hours under ACMI contracts across two B747-400 freighter aircraft in the second quarter of 2009. In addition, the block hour rate paid by our commercial cargo customers was up 12% in the second quarter of 2010 versus the second quarter of 2009 mainly due to an increase in the mix of B747-400 flying and the positive impact of more commercial back-hauls off one-way AMC missions.

        Commercial Passenger Revenue.    Commercial passenger revenue for the three months ended June 30, 2010 decreased $2.4 million, or 18%, to $11.0 million, compared to $13.4 million for the three months ended June 30, 2009.

        World commercial passenger revenue decreased $4.1 million, primarily due to a 39% decrease in the commercial passenger block hours flown during the second quarter of 2010 compared to the second quarter of 2009. This decrease was mainly due to a significant ACMI contract that ended in May of 2010 and our decision to shift our capacity from the commercial to military passenger segment to meet increased AMC demand.

        North American's commercial passenger revenue increased by $1.7 million in the second quarter of 2010 compared to the same period in 2009, primarily due to an increase in block hours from 335 in 2009 to 634 in 2010, partially offset by a decline in the commercial passenger block hour rate due to our mix of customers in each period.

        Scheduled Service Revenue.    We had no scheduled service revenue for the three months ended June 30, 2010 or 2009.

        Other Revenue.    Other revenue for the three months ended June 30, 2010 decreased $2.4 million to $1.5 million, compared to $3.9 million for the three months ended June 30, 2009. World accounted for most of the decrease primarily due to a decline in rebill revenue from ACMI flights during the comparative quarterly periods.

Operating Expenses

        Total operating expenses for the three months ended June 30, 2010 increased $30.5 million, or 12%, to $278.9 million, compared to $248.4 million for the three months ended June 30, 2009.

        Aircraft Fuel.    Aircraft fuel expense for the three months ended June 30, 2010 increased $28.0 million, or 58%, to $76.2 million, as compared to $48.2 million for the three months ended June 30, 2009, primarily as a result of increased fuel prices and an increase in our consumption.

        World accounted for $23.7 million of the increase, mainly as a result of a 59% increase in the price of fuel, which increased to $2.49 per gallon for the quarter ended June 30, 2010 from $1.57 per gallon compared to the same period in 2009. In addition, fuel gallons consumed increased 18% to approximately 21.9 million gallons in the quarter ended June 30, 2010 compared to 18.6 million gallons during the quarter ended June 30, 2009. This increase in consumption was the result of a 17% increase in non-ACMI block hours.

        North American accounted for $4.3 million of the increase, mainly as a result of a 46% increase in the price of fuel, which increased to $2.50 per gallon in 2010 from $1.71 per gallon in 2009. This price increase was partially offset by a 15% decrease in fuel gallons consumed to approximately 8.6 million gallons in the quarter ended June 30, 2010 compared to 10.1 million gallons during the same period in 2009. This decrease in consumption was the result of a 19% decrease in non-ACMI block hours. Also, during the quarter ended June 30, 2010, we recorded a liability of approximately $0.6 million to reimburse a customer for fuel primarily related to flights flown by North American in 2008.

        Under our military and ACMI contracts, World and North American have limited exposure to fuel price volatility, as the military reimburses us for our fuel costs and our commercial ACMI customers are responsible for fuel costs.

        Aircraft Rentals.    Aircraft rentals expense for the three months ended June 30, 2010 decreased $2.1 million, or 5%, to $39.3 million, compared to $41.4 million for the three months ended June 30, 2009.

        World's aircraft rentals expense increased $0.5 million primarily due to an increase in expensed supplemental rent deposits for the three months ended June 30, 2010 compared to the three months ended June 30, 2009.

        North American's aircraft rentals expense decreased $2.6 million due to the scheduled return of a B767, which was leased under a short-term lease and returned in the fourth quarter of 2009, and a decline in expensed supplemental rent deposits.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the three months ended June 30, 2010 decreased $3.6 million, or 10%, to $31.4 million, compared to $35.0 million for the three months ended June 30, 2009.

        World maintenance, materials and repairs expense decreased $4.8 million, the majority of which related to a $4.5 million credit recorded for the three months ended June 30, 2010 on the recovery of an MD-11 engine due to an updated overhaul strategy. During the year ended December 31, 2009, we recorded a liability for a leased engine that was deemed to be beyond economic repair. The amount recorded was equal to the engine value specified in the lease agreement less the estimated recoverable engine maintenance reserve deposits. During the three months ended June 30, 2010, we entered into an agreement to purchase a disassembled engine for $3.0 million. We intend to use the parts from this engine to refurbish the engine that was deemed to be beyond economic repair. Based on this overhaul strategy, we recorded a credit to maintenance, materials and repair expense of $4.5 million during the three months ended June 30, 2010.

        North American maintenance, materials and repairs expense increased $1.2 million, primarily due to increased heavy scheduled maintenance in the three months ended June 30, 2010 compared to the three months ended June 30, 2009.

        Flight Operations.    Flight operations expense for the three months ended June 30, 2010 increased $0.5 million, or 2%, to $26.0 million, compared to $25.5 million for the three months ended June 30, 2009.

        World's flight operations expense remained unchanged. An 8% decrease in average pilot headcount was offset by increases in pilot salaries pursuant to the terms of their collective bargaining agreement. North American's flight operations expense increased $0.5 million primarily due to increases in pilot salaries pursuant to the terms of their collective bargaining agreement.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the three months ended June 30, 2010 decreased $0.3 million, or 1%, to $21.9 million, compared to $22.2 million for the three months ended June 30, 2009.

        World's aircraft and traffic servicing expense increased $1.8 million mainly as a result of its 18% increase in non-ACMI departures and an increase in our average navigation fee and ground operations expense per non-ACMI departure due to an increase in the mix of higher cost cities operated into during the quarter ended June 30, 2010. These increases were partially offset by fewer costs incurred on behalf of our ACMI customers and subsequently rebilled.

        North American's aircraft and traffic servicing expense decreased $2.1 million, primarily due to an 11% decline in non-ACMI departures and related lower navigation fees and ground operations expense for each non-ACMI departure.

        Passenger Services.    Passenger services expense for the three months ended June 30, 2010 increased $0.1 million, or 1%, to $18.8 million, compared to $18.7 million for the three months ended June 30, 2009.

        World's passenger services expense increased $1.0 million, primarily due to a 4% increase in passenger block hours flown in the three months ended June 30, 2010 compared to the three months ended June 30, 2009, an increase in flight attendant salaries pursuant to the terms of the collective bargaining agreement and an increase in passenger inconvenience fees.

        North American's passenger services expense decreased $0.9 million, primarily due to an 11% decrease in non-ACMI departures.

        Crew Positioning.    Crew positioning expense for the three months ended June 30, 2010 increased $2.5 million, or 20%, to $14.8 million, compared to $12.3 million for the three months ended June 30, 2009.

        World's crew positioning expense increased $2.2 million, mainly due to an 18% increase in non-ACMI departures coupled with a 9% increase in the average flight cost per non-ACMI departure.

        North American's crew positioning expense increased $0.3 million. While North American experienced an 11% decline in non-ACMI departures in the second quarter of 2010 compared to the second quarter of 2009, it also recorded an 20% increase in the average positioning expense per non-ACMI departure mainly related to an increase in the average international ticket prices purchased.

        Selling and Marketing.    Selling and marketing expense for the three months ended June 30, 2010 increased $2.2 million, or 17%, to $14.8 million, compared to $12.6 million for the three months ended June 30, 2009.

        Selling and marketing expense at World increased $3.0 million, primarily due to increased commissions paid to our Alliance team as a result of the 50% increase in military revenue recorded by World in the second quarter of 2010 compared to the second quarter of 2009.

        Selling and marketing expense at North American decreased $0.8 million, primarily due to a 13% decrease in military revenue recorded by North American during the second quarter of 2010 compared to the same period in 2009.

        Depreciation and Amortization.    Depreciation and amortization expense for the three months ended June 30, 2010 increased $0.1 million, to $19.1 million compared to $19.0 million for the three months ended June 30, 2009.

        World depreciation and amortization expense decreased $1.8 million. In June 2009, World had fully amortized its cargo customer intangible asset. Consequently, no amortization was recorded in future periods. In addition, a change in obsolesce reserves offset incremental depreciation related to capitalized maintenance events.

        North American depreciation and amortization expense increased $1.7 million, due primarily to a cumulative increase in maintenance events that qualified for capitalization in the second quarter of 2010 versus the second quarter of 2009 and that related to engine overhauls and certain scheduled airframe heavy maintenance events that are being depreciated over their respective useful lives.

        Corporate depreciation and amortization expense increased $0.2 million due to the capitalization and subsequent depreciation of a new accounting system implemented during late 2009.

        General and Administrative.    General and administrative expense for the three months ended June 30, 2010 increased $3.4 million, or 30%, to $14.7 million, compared to $11.3 million for the three months ended June 30, 2009.

        World's general and administrative expense increased $0.9 million due to an increase in projected incentive payouts due to stronger than planned performance at World.

        North American's general and administrative expense decreased $0.6 million due to decreased administrative salaries.

        Global administrative general and administrative expense increased $3.1 million primarily due to an increase in our litigation reserves and increased compensation expense for administrative personnel.

        Asset Impairment and Aircraft Retirements.    We had no asset impairment and aircraft retirement expense for the three months ended June 30, 2010. Asset impairments and aircraft retirements totaling $0.7 million, net of $1.0 million of insurance proceeds, were recorded for the three months ended June 30, 2009 due to the retirement of a damaged World Airways DC-10 passenger aircraft.

        Other Expenses.    Other expenses for the three months ended June 30, 2010 increased $0.5 million, or 36%, to $1.9 million, compared to $1.4 million for the three months ended June 30, 2009. This increase was primarily due to increased subservice events and related costs of $0.3 million at World and $0.2 million at North American.

Operating Income

        Operating income for the three months ended June 30, 2010 increased $16.8 million to $13.1 million, compared to a $3.7 million operating loss for the three months ended June 30, 2009. Total operating revenue was up $47.3 million, or 19%. At the same time, total operating expense increased by $30.5 million, or 12%. Total operating revenue and total operating expense both increased mainly due to an approximate 49% increase in the price of fuel per gallon. The most significant reason for the increase in operating margin (operating income divided by total operating revenue), which grew from a 1.5% operating deficit for the three months ended June 30, 2009 to a 4.7% operating margin for the three months ended June 30, 2010, was a 22% consolidated increase in aircraft utilization.

Other Income (Expense)

        Interest Expense.    Interest expense for the three months ended June 30, 2010 decreased $1.7 million, or 13%, to $11.8 million, compared to $13.5 million for the three months ended June 30, 2009. This decrease was mainly due to lower average outstanding debt in the second quarter of 2010 compared to the same period in 2009 due to the restructuring of our debt during the year ended December 31, 2009. This decrease was partially offset by an increase in the average interest rate.

        Gain (Loss) on Investment.    We recorded a loss on investment of $89,000 for the three months ended June 30, 2010 in connection with the consolidation of our primary beneficial interest in the ATA bankruptcy estate trust. In the three months ended June 30, 2009, we recorded a gain on investment of $1.5 million due to a cash distribution from the ATA bankruptcy estate trust.

        Gain (Loss) on Debt Extinguishment.    We recorded a $1.2 million loss on early extinguishment of debt during the three months ended June 30, 2010 as a result of an $8.0 million purchase of the First Lien Notes made in the open market. We recorded an $85.3 million gain on extinguishment of debt for the three months ended June 30, 2009 related to the restructuring of our debt.

Income Taxes

        In assessing whether deferred tax assets are realizable, we consider whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. We consider our historical income and loss position, the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future income, and tax planning strategies in making this assessment.

        During the three months ended June 30, 2010, the amount of nondeductible expenses, such as meals and entertainment, were disproportionate in comparison to pre-tax book income and, as a result, significantly affected our effective tax rate. Additionally, certain state deferred tax assets are subject to a valuation allowance. As a result, we recorded income tax expense of $0.3 million for the three months ended June 30, 2010, resulting in an effective tax rate of 33.3%. Included in this amount is an accrual for additional interest for uncertain tax positions of $0.3 million. There were no other changes to our uncertain tax positions during the three months ended June 30, 2010.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and as a result, we changed our financial accounting for ATA from a consolidating subsidiary to a cost method investment and recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the tax benefit related to the impairment charge was uncertain at the time. Thus, a valuation allowance was established against this deferred tax asset.

        ATA's bankruptcy plan of reorganization became effective on March 31, 2009, resulting in the transfer of ATA's remaining assets into two grantor trusts established for the benefit of ATA's creditors. As of June 30, 2009, we were unable to fully complete the tax analysis of the bankruptcy because there were still aspects that were not fixed and determinable. Accordingly, we did not record any benefit for the potential worthless stock loss in ATA, any bad debt realization, or any cancellation of indebtedness income at that time. Additionally, during the three months ended June 30, 2009, we recorded a gain on investment of $1.5 million related to a payment made from ATA's bankruptcy trust to its creditor that did not result in a gain for tax purposes. These items and certain nondeductible expenses, such as meals and entertainment, affected our effective tax rate for the three months ended June 30, 2009. As a result, we recorded income tax expense of $29.1 million resulting in an effective tax rate of 41.3% for the three months ended June 30, 2009.

        A significant portion of the tax expense related to our debt restructuring in June 2009, for which we realized $85.3 million in cancellation of indebtedness income. Under the provisions of the American Recovery and Reinvestment Act of 2009, we are eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. As of June 30, 2009, we had not determined if the election would be made to defer the income, therefore, the tax impact of the election had not been considered. During the fourth quarter of 2009, we completed this analysis, elected to defer this income, and, consequently, recorded a $29.9 million deferred tax liability.

Net Income

        Net income for the three months ended June 30, 2010 was $0.6 million, compared to net income of $41.3 million for the three months ended June 30, 2009, a decline of $40.7 million primarily due to a pre-tax $85.3 million non-recurring gain on extinguishment of debt booked in the second quarter of 2009 related to the restructuring of our debt during the year ended December 31, 2009.

Comparison of the Six Months Ended June 30, 2010 and 2009

Segment and Key Operating Data

        Selected financial data for the six months ended June 30, 2010 and 2009 are set forth below (in thousands):

	Six Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$417,725	$172,818	$—	$590,543
Intersegment revenues	296	—	14,290	14,586
Depreciation and amortization	24,730	12,612	351	37,693
Total operating expenses	398,219	167,431	563	566,213
Operating income	19,506	5,387	(563)	24,330
Interest income	1,025	648	2	1,675
Interest expense	(15,969)	(7,483)	(168)	(23,620)
Loss on investment	—	—	(1,306)	(1,306)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax expense (benefit)	2,495	(349)	(1,879)	267

	Six Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$322,245	$193,050	$—	$515,295
Intersegment revenues	72	481	11,839	12,392
Depreciation and amortization	26,306	9,987	48	36,341
Total operating expenses	345,350	161,276	100	506,726
Operating (loss) income	(23,105)	31,774	(100)	8,569
Interest income	1,377	654	14	2,045
Interest expense	(18,022)	(9,480)	156	(27,346)
Gain on investment	—	—	41,500	41,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax expense (benefit)	(13,456)	8,431	33,998	28,973

        The following table sets forth selected key metrics by segment:

	Six Months Ended June 30,
	2010	2009
World
Military passenger block hours	13,015	12,063
Military cargo block hours	4,653	3,301
Commercial cargo block hours	11,222	10,796
Commercial passenger block hours	1,965	2,459
Non-revenue block hours	309	437
Total block hours	31,164	29,056
Non-ACMI block hours(1)	18,648	15,974
Non-ACMI departures(2)	3,328	2,919
Total departures	5,399	5,162
Weighted-average fuel price per gallon	$2.43	$1.64
Number of aircraft in fleet, end of period	20.0	22.0
Average aircraft in revenue service	18.1	20.6
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	9.5	7.8
North American
Military passenger block hours	11,437	13,748
Commercial passenger block hours	995	621
Non-revenue block hours	178	62
Total block hours	12,610	14,431
Non-ACMI block hours(1)	11,915	14,134
Non-ACMI departures(2)	2,178	2,417
Total departures	2,346	2,490
Weighted-average fuel price per gallon	$2.43	$1.69
Number of aircraft in fleet, end of period	10.0	11.0
Average aircraft in revenue service	8.1	10.5
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	8.6	7.6

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Six Months Ended June 30, 2010 and 2009

Operating Revenues

        Total operating revenues for the six months ended June 30, 2010 increased $75.2 million, or 15%, to $590.5 million, compared to $515.3 million for the six months ended June 30, 2009.

        Military Passenger Revenue.    Military passenger revenue for the six months ended June 30, 2010 increased $37.4 million, or 10%, to $420.0 million, compared to $382.6 million for the six months ended June 30, 2009.

        World accounted for $58.3 million of the increase, primarily due to a 48% increase in the price of fuel per gallon, which increased to $2.43 per gallon in 2010 from $1.64 per gallon in 2009. The increase in military passenger revenue was also partially due to an increase in military passenger block hours flown, which increased by 952, or 8%, to 13,015 for the six months ended June 30, 2010 compared to 12,063 for the six months of 2009 due to higher military demand for wide-body passenger aircraft.

        The increase in military passenger revenue at World was partially offset by a decline in North American's military passenger revenue, which decreased by $20.9 million for the six months ended June 30, 2010 compared to the same period in 2009, primarily as a result of a 17% decline in AMC passenger block hours flown primarily due to the shift in military demand toward the larger wide-body aircraft and away from smaller aircraft, such as those in North American's fleet. In the six months ended 2010, military passenger block hours were 11,437 compared to 13,748 in the same six months of 2009. The decline in AMC passenger block hours was partially offset by a 44% increase in the price of fuel per gallon, which increased to $2.43 per gallon in 2010 from $1.69 per gallon in 2009.

        Military Cargo Revenue.    Military cargo revenue for the six months ended June 30, 2010 increased $41.3 million, or 92%, to $86.0 million, compared to $44.7 million for the six months ended June 30, 2009.

        World accounted for all of the increase as North American does not operate freighter aircraft. The block hour rate paid on military cargo block hours increased 36%, primarily due to a 48% increase in the price of fuel per gallon, which increased to $2.43 per gallon in 2010 from $1.64 per gallon in 2009. In addition, military cargo block hours flown during the six months ended June 30, 2010 increased 41% to 4,653 compared to 3,301 for the same period in 2009. This increase primarily resulted from the military's strong demand for B747-400 aircraft to transport M-ATVs to Afghanistan.

        Commercial Cargo Revenue.    Commercial cargo revenue for the six months ended June 30, 2010 increased $5.0 million, or 9%, to $59.9 million, compared to $54.9 million for the six months ended June 30, 2009.

        The increase in revenue, all at World because North American does not operate freighter aircraft, reflects a 4% increase in block hours flown to 11,222 for the six months ended June 30, 2010 from 10,796 for the six months ended June 30, 2009. This increase in block hours reflects the overall improvement in commercial cargo demand. Our existing customers have generally been flying above contractual minimums for the six months ended June 30, 2010 compared to the same period in 2009. In addition, the block hour rate paid by our commercial cargo customers was up 5% for the six months ended June 30, 2010 compared to the same six months of 2009 mainly due to an increase in the mix of B747-400 flying and the positive impact of more commercial back-hauls off one-way AMC missions.

        Commercial Passenger Revenue.    Commercial passenger revenue for the six months ended June 30, 2010 decreased $2.6 million, or 11%, to $21.6 million, compared to $24.2 million for the six months ended June 30, 2009.

        World commercial passenger revenue decreased $3.6 million, primarily due to a 20% decrease in the commercial passenger block hours flown during the six months ended June 30, 2010 compared to the same six months of 2009. This decrease was mainly due to a significant ACMI contract that ended in May of

2010 and our decision to shift our capacity from the commercial to AMC passenger segment to meet increased AMC demand.

        North American's commercial passenger revenue increased by $1.0 million in the six months ended June 30, 2010 compared to the same period in 2009 primarily due to an increase in block hours from 621 in 2009 to 995 in 2010, partially offset by a decline in the commercial passenger block hour rate due to our mix of customers in each period.

        Scheduled Service Revenue.    We had no scheduled service revenue for the six months ended June 30, 2010 and $0.3 million for the six months ended June 30, 2009. We ceased all scheduled service in 2008, and recorded $0.3 million in expired unused scheduled service tickets during the six months ended June 30, 2009.

        Other Revenue.    Other revenue for the six months ended June 30, 2010 decreased $5.4 million to $3.1 million, compared to $8.5 million for the six months ended June 30, 2009. World accounted for most of the decrease, primarily due to a decline in rebill revenue from ACMI flights during the comparative six month periods.

Operating Expenses

        Total operating expenses for the six months ended June 30, 2010 increased $59.5 million, or 12%, to $566.2 million, compared to $506.7 million for the six months ended June 30, 2009.

        Aircraft Fuel.    Aircraft fuel expense for the six months ended June 30, 2010 increased $50.6 million, or 49%, to $153.1 million, compared to $102.5 million for the six months ended June 30, 2009, primarily as a result of increased fuel prices and an increase in our consumption.

        World accounted for $42.7 million of the increase, mainly as a result of a 48% increase in the price of fuel, which increased to $2.43 per gallon in 2010 from $1.64 per gallon in 2009. In addition, fuel gallons consumed increased 16% to approximately 45.6 million gallons for the six months ended June 30, 2010 compared to 39.2 million gallons for the comparable period in 2009. This increase in consumption was the result of a 17% increase in non-ACMI block hours.

        North American accounted for $7.9 million of the increase, mainly as a result of a 44% increase in the price of fuel, which increased to $2.43 per gallon in 2010 from $1.69 per gallon in 2009. This price increase was partially offset by a 14% decrease in fuel gallons consumed to approximately 17.2 million gallons in the six months ended June 30, 2010 compared to 20.1 million gallons during the same period in 2009. This decrease in consumption was the result of a 16% decrease in non-ACMI block hours. Also, during the quarter ended June 30, 2010, we recorded a liability of approximately $0.6 million to reimburse a customer for fuel primarily related to flights flown by North American in 2008.

        Under our military and ACMI contracts, World and North American have limited exposure to fuel price volatility, as the military reimburses us for our fuel costs and our commercial ACMI customers are responsible for fuel costs.

        Aircraft Rentals.    Aircraft rentals expense for the six months ended June 30, 2010 decreased $4.0 million, or 5%, to $78.4 million, compared to $82.4 million for the six months ended June 30, 2009.

        World's aircraft rentals expense decreased $0.4 million primarily due to a decline in expensed supplemental rent deposits for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

        North American's aircraft rentals expense decreased $3.6 million due to the scheduled return of a B767, which was leased under a short-term lease and a decline in expensed supplemental rent deposits.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the six months ended June 30, 2010 decreased $1.2 million, or 2%, to $66.7 million, compared to $67.9 million for the six months ended June 30, 2009.

        World maintenance, materials and repairs expense decreased $3.9 million, the majority of which related to a $4.5 million credit recorded for the three months ended June 30, 2010 on the recovery of an MD-11 engine due to an updated overhaul repair strategy. During the year ended December 31, 2009, we recorded a liability for a leased engine that was deemed to be beyond economic repair. The amount recorded was equal to the agreed-upon engine value specified in the lease agreement less the estimated recoverable engine maintenance reserve deposits. During the three months ended June 30, 2010, we entered into an agreement to purchase a disassembled engine for $3.0 million. We intend to use the parts from this engine to refurbish the engine that was deemed to be beyond economic repair. Based on this overhaul strategy, we recorded a credit to maintenance, materials and repair expense of $4.5 million during the three months ended June 30, 2010.

        North American maintenance, materials and repairs expense increased $2.7 million, primarily due to increased heavy scheduled maintenance for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

        Flight Operations.    Flight operations expense for the six months ended June 30, 2010 increased $1.0 million, or 2%, to $52.8 million, compared to $51.8 million for the six months ended June 30, 2009.

        World's flight operations expense increased $0.4 million, primarily due to a 7% increase in total block hours.

        North American's flight costs increased $0.6 million, primarily due to increases in pilot salaries pursuant to the terms of their collective bargaining agreement.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the six months ended June 30, 2010 increased $0.4 million, or 1%, to $46.2 million, compared to $45.8 million for the six months ended June 30, 2009.

        World's aircraft and traffic servicing expense increased $3.2 million mainly as result of its 14% increase in non-ACMI departures and an increase in our average navigation fee and ground operations expense per non-ACMI departure due to an increase in the mix of higher cost cities operated into during the six months ended June 30, 2010. These increases were partially offset by less cost incurred on behalf of our ACMI customers and subsequently rebilled.

        North American's aircraft and traffic servicing expense decreased $2.8 million, primarily due to a 10% decline in non-ACMI departures and related lower navigation fees and ground operations expense for each non-ACMI departure.

        Passenger Services.    Passenger services expense for the six months ended June 30, 2010 increased $1.0 million, or 3%, to $39.2 million, compared to $38.2 million for the six months ended June 30, 2009 and an increase in passenger inconvenience fees paid.

        World's passenger services expense increased $2.1 million, primarily due to a 3% increase in passenger block hours flown in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 and an increase in flight attendant salaries pursuant to the terms of the collective bargaining agreement. In addition, passenger inconvenience fees paid were higher in the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

        North American's passenger services expense decreased $1.1 million, primarily due to a 10% decrease in non-ACMI departures.

        Crew Positioning.    Crew positioning expense for the six months ended June 30, 2010 increased $2.1 million, or 8%, to $29.1 million, compared to $27.0 million for the six months ended June 30, 2009.

        World's crew positioning expense increased $1.7 million, mainly due to a 14% increase in non-ACMI departures partially offset by a 16% decline in hotel cost per non-ACMI departure.

        North American's crew positioning expense increased $0.4 million. While North American experienced a 10% decline in non-ACMI departures during the six months ended June 30, 2010 compared to the second six months of 2009, it also recorded a 16% increase in the average positioning expense per non-ACMI departure mainly related to an increase in the average price of international tickets purchased.

        Selling and Marketing.    Selling and marketing expense for the six months ended June 30, 2010 increased $4.5 million, or 17%, to $30.8 million, compared to $26.3 million for the six months ended June 30, 2009.

        Selling and marketing expense at World increased $5.4 million, primarily due to increased commissions paid to our Alliance team as a result of the 41% increase in military revenue recorded by World in the six months ended June 30, 2010 compared to the comparable period in 2009.

        Selling and marketing expense at North American decreased $0.9 million, primarily due to an 11% decrease in military revenue recorded by North American during the six months ended June 30, 2010 compared to the same period in 2009.

        Depreciation and Amortization.    Depreciation and amortization expense for the six months ended June 30, 2010 increased $1.4 million, or 4%, to $37.7 million compared to $36.3 million for the six months ended June 30, 2009.

        World depreciation and amortization expense decreased $1.6 million. In June 2009, World had fully amortized its cargo customer intangible asset. Consequently, , no amortization was recorded in future periods. In addition, a change in obsolesce reserves offset incremental depreciation related to capitalized maintenance events.

        North American depreciation and amortization expense increased $2.7 million, due primarily to maintenance events that qualified for capitalization in the six months ended June 30, 2010 versus the comparable period in 2009 and that related to engine overhauls and certain scheduled airframe heavy maintenance that are being depreciated over their respective useful lives.

        Corporate depreciation and amortization expense increased $0.3 million primarily due to the capitalization and subsequent depreciation of a new accounting system implemented in late 2009.

        General and Administrative.    General and administrative expense for the six months ended June 30, 2010 increased $2.8 million, or 11%, to $27.5 million, compared to $24.7 million for the six months ended June 30, 2009.

        World's general and administrative expense increased $1.5 million due to an increase in projected incentive payouts due to stronger than planned performance at World, partially offset by lower salaries, wages and benefits paid.

        North American's general and administrative expense decreased $0.8 million primarily due to lower projected incentive payouts due to weaker than planned performance at North American.

        Corporate general and administrative expense increased $2.1 million primarily due to an increase in compensation expense for administrative personnel.

        Other Expenses.    Other expenses for the six months ended June 30, 2010 increased $1.6 million, or 52%, to $4.7 million, compared to $3.1 million for the six months ended June 30, 2009. This increase was primarily due to increased subservice events and related costs of $1.3 million at World and $0.3 million at North American.

Operating Income

        Operating income for the six months ended June 30, 2010 increased $15.7 million to $24.3 million, compared to $8.6 million for the six months ended June 30, 2009. Total operating revenue was up $75.2 million, or 15%. At the same time, total operating expense increased by $59.5 million, or 12%. Total operating revenue and total operating expense both increased mainly due to a 47% increase in the price of fuel per gallon. The most significant reason for the increase in operating margin (operating income divided by total operating revenue), which grew from 1.7% for the six months ended June 30, 2009 to 4.3% for the six months ended June 30, 2010, was the 19% consolidated increase in aircraft utilization.

Other Income (Expense)

        Interest Expense.    Interest expense for the six months ended June 30, 2010 decreased $3.7 million, or 14%, to $23.6 million, compared to $27.3 million for the six months ended June 30, 2009. This decrease was mainly due to lower average outstanding debt during the six months ended June 30, 2010 compared to the same period in 2009 due to the restructuring of our debt during the year ended December 31, 2009. This decrease was partially offset by an increase in the average interest rate.

        Gain (Loss) on Investment.    We recorded a gain on investment of $41.5 million for the six months ended June 30, 2009 for cash received from the ATA bankruptcy estate, which we used to reduce our outstanding debt during 2009. In the six months ended June 30, 2010, we recorded a loss on investment of $1.3 million mainly resulting from legal fees related to the consolidation of our primary beneficial interest in the ATA bankruptcy estate trust.

        Gain (Loss) on Debt Extinguishment.    We recorded a $1.2 million loss on extinguishment of debt during the six months ended June 30, 2010 as a result of an $8.0 million purchase of the First Lien Notes made in the open market. We recorded an $85.3 million gain on extinguishment of debt for the six months ended June 30, 2009 related to the restructuring of our debt.

Income Taxes

        In assessing whether deferred tax assets are realizable, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider our historical income and loss position, the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future income, and tax planning strategies in making this assessment.

        During the six months ended June 30, 2010, the amount of nondeductible expenses, such as meals and entertainment, were disproportionate in comparison to pre-tax book income and, as a result, significantly affected our effective tax rate. Additionally, certain state deferred tax assets are subject to a valuation allowance. As a result, we recorded income tax expense of $0.3 million for the six months ended June 30, 2010, resulting in an effective tax rate of 59.3%. This amount includes an accrual for additional interest for uncertain tax positions of $0.4 million for the six months ended June 30, 2010. There were no other changes to our uncertain tax positions during the six months ended June 30, 2010.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and as a result, we changed our financial accounting for ATA from a consolidating subsidiary to a cost method investment and recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the tax benefit related to the impairment charge was uncertain at the time. Thus, a valuation allowance was established against this deferred tax asset.

        ATA's bankruptcy became effective on March 31, 2009, resulting in the transfer of ATA's remaining assets into two grantor trusts established for the benefit of ATA's creditors. As of June 30, 2009, we were unable to fully complete the tax analysis of the bankruptcy because there were still aspects that were not fixed and determinable. Accordingly, we did not record any benefit for the potential worthless stock loss in

ATA, any bad debt realization, or any cancellation of indebtedness income at that time. Additionally, during the six months ended June 30, 2009, we recorded a gain on investment of $41.5 million related to a payment made from ATA's bankruptcy trust to its creditor that did not result in a gain for tax purposes. These items and certain nondeductible expenses, such as meals and entertainment, affected our effective tax rate for the six months ended June 30, 2009. As a result, we recorded income tax expense of $29.0 million resulting in an effective tax rate of 26.5% for the six months ended June 30, 2009.

        A significant portion of the tax expense related to our debt restructuring in June 2009, for which we realized $85.3 million in cancellation of indebtedness income. Under the provisions of the American Recovery and Reinvestment Act of 2009, we are eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. As of June 30, 2009, we had not determined if the election would be made to defer the income, therefore, the tax impact of the election had not been considered. During the fourth quarter of 2009, we completed this analysis, elected to defer this income, and consequently, recorded a $29.9 million deferred tax liability.

Net Income

        Net income for the six months ended June 30, 2010 was $0.2 million, compared to net income of $80.5 million for the six months ended June 30, 2009, a decline of $80.3 million primarily due to a pre-tax $85.3 million non-recurring gain on extinguishment of debt recorded during the six months ended June 30, 2009 related to the restructuring of our debt and a non-recurring pretax gain on investment of $41.5 million for cash received from the ATA bankruptcy estate, which we used to reduce our outstanding debt during 2009 partially offset by our $15.7 million improvement in operating income.

Comparison of the Years Ended December 31, 2009 and 2008

        Several factors influenced our 2009 full year results of operations and the comparability to the 2008 full year results of operations.

        ATA Bankruptcy.    In early April 2008, ATA filed for bankruptcy protection and ceased operations. We have described the impact of ATA's cessation of operations in the comparisons of our operating revenue and operating expense line items below. We also recorded significant asset impairment charges and tax benefits as a result of the write-off of our investment in ATA as described below. Additionally, when ATA ceased operations, World and North American benefited from an upturn in military demand as the AMC was not able to quickly replace the capacity lost from ATA. In 2009, we also recorded a gain on investment related to cash recovered from the ATA bankruptcy.

        Fuel Price Changes.    Fuel prices increased significantly in 2008 to historical highs. Our average fuel price per gallon increased 42% from 2007 to 2008 and then subsequently decreased 45% from 2008 to 2009. This dramatic swing in average fuel prices had a significant impact on our reported revenue. During 2008, the military increased the fuel peg component of the Effective Rate four times to match the rise in actual fuel price. These increases in 2008 and subsequent fuel declines in 2009 are reflected in our military passenger and cargo revenue block hour rates for each period. Due to the fuel pass-through mechanism of our military contracts, the fluctuations in fuel price did not have a material impact on operating income in any period.

        Cessation of North American Scheduled Service.    In May 2008, we ceased all scheduled service operations at North American due to high fuel prices and to redeploy our aircraft to meet the increased military passenger demand.

        Refinancing of our Debt.    During 2009 we entered into a series of transactions in order to refinance the debt associated with our acquisition of World Air Holdings in 2007. Upon successful completion of the refinancing, we were able to reduce our total debt outstanding and the impact of interest expense on cash flow over the term of the debt.

        Global Economic Downturn.    Global economic conditions deteriorated significantly in 2009. This had a negative impact on both our commercial passenger and cargo businesses as we saw reduced demand for our aircraft evidenced by lower commercial block hours flown in 2009 versus 2008. For most of our commercial business block hour rates also declined due to the resulting overcapacity in the markets. While we were able to offset a portion of the revenue decline with decreases in variable costs and parking of under-utilized aircraft, our aircraft rentals are relatively fixed and the profitability on our commercial business declined. On a positive note, we did see a rebound in cargo demand in the fourth quarter of 2009. Also, due to the overcapacity in the cargo markets, coupled with high fuel costs, many older, less fuel efficient freighter aircraft of our competitors were parked during 2009, particularly older B747-200 aircraft. With our more modern fleet of freighters, we expect this to position us well for improvements in the cargo market and increases in demand.

Segment Data and Key Financial Metrics

        Selected financial data for the years ended December 31, 2009 and 2008 is set forth below:

	Year Ended December 31, 2009
(In Thousands)	World	North American	All Other	Consolidated Total
Revenues from external customers	$657,703	$384,882	—	$1,042,585
Intersegment revenues	$248	$546	$23,748	$24,542
Depreciation and amortization	$49,308	$21,574	$210	$71,092
Asset impairment and aircraft retirements	$4,711	—	$1,005	$5,716
Total operating expenses	$692,706	$338,991	$(214)	$1,031,483
Operating income (loss)	$(35,003)	$45,891	$214	$11,102
Interest income	$3,494	$1,246	$24	$4,764
Interest expense	$(35,093)	$(17,590)	$(6,017)	$(58,700)
Gain on investment	—	—	$58,122	$58,122
Gain on debt extinguishment	—	—	$85,305	$85,305
Income tax expense (benefit)	$(29,402)	$8,589	$(23,023)	$(43,836)

	Year Ended December 31, 2008
(In Thousands)	ATA	World	North American	All Other	Consolidated Total
Revenues from external customers	$187,269	$794,893	$465,768	—	$1,447,930
Intersegment revenues	$120	$811	$1,948	$32,966	$35,845
Depreciation and amortization	$9,163	$39,956	$15,828	$31	$64,978
Asset impairment and aircraft retirements	$91,235	$10,716	$25,942	$(3,373)	$124,520
Total operating expenses	$319,025	$803,323	$431,289	$30,353	$1,583,990
Operating income (loss)	$(131,756)	$(8,430)	$34,479	$(30,353)	$(136,060)
Interest income	$906	$3,631	$2,010	$521	$7,068
Interest expense	$(1,594)	$(32,733)	$(18,409)	$(6,068)	$(58,804)
Income tax expense (benefit)	$—	$(2,474)	$22,111	$(13,946)	$5,691

        The following table sets forth selected key metrics by segment:

	Year Ended December 31,
	2009	2008
World
Military passenger block hours	24,018	23,087
Military cargo block hours	5,198	5,200
Commercial cargo block hours	22,514	24,955
Commercial passenger block hours	5,085	5,852
Non-revenue block hours	814	959
Total block hours	57,629	60,053
Non-ACMI block hours(1)	31,163	30,558
Non-ACMI departures(2)	5,711	5,818
Total departures	10,180	10,316
Weighted-average fuel price per gallon	$1.82	$3.35
Number of aircraft in fleet, end of period	20	23
Average aircraft in revenue service	19.5	18.4
Average daily aircraft utilization (block hours flown per day)	8.1	8.9
North American
Military passenger block hours	26,612	24,978
Commercial passenger block hours	2,192	3,699
Scheduled service block hours	—	2,714
Non-revenue block hours	251	144
Total block hours	29,055	31,535
Non-ACMI block hours(1)	27,889	29,342
Non-ACMI departures(2)	4,899	5,538
Total departures	5,197	6,165
Weighted-average fuel price per gallon	$1.94	$3.40
Number of aircraft in fleet, end of period	10	10
Average aircraft in revenue service	10.1	10
Average daily aircraft utilization (block hours flown per day)	7.9	8.6

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Years Ended December 31, 2009 and 2008

Operating Revenues

        Total operating revenues for the year ended December 31, 2009 decreased $405.3 million, or 28%, to $1,042.6 million, as compared to $1,447.9 million for the year ended December 31, 2008.

        Military Passenger Revenue.    Military passenger revenue for the year ended December 31, 2009 decreased $208.5 million, or 21%, to $783.8 million, as compared to $992.3 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $89.8 million of this decrease.

        World accounted for $80.8 million of the decrease, primarily due to a 46% decrease in the fuel price per gallon, which decreased to $1.82 per gallon in 2009 compared to $3.35 per gallon in 2008. This decrease was partially offset by an increase in the number of military passenger block hours flown, which increased 931 block hours, or 4%, to 24,018 block hours in the year ended December 31, 2009 compared to 23,087 in the year ended December 31, 2008.

        North American accounted for $37.9 million of the decrease, primarily due to a 43% decrease in the fuel price per gallon, which decreased to $1.94 per gallon in 2009 from $3.40 per gallon in 2008. The decline in fuel price per gallon was partially offset by an increase in military passenger block hours flown by North American, which increased 1,634, or 7%, to 26,612 in the year ended December 31, 2009 compared to 24,978 in the year ended December 31, 2008.

        Military Cargo Revenue.    Military cargo revenue for the year ended December 31, 2009 decreased $23.0 million, or 24%, to $74.3 million, as compared to $97.3 million for the year ended December 31, 2008.

        World accounted for the entire decrease, primarily due to the decrease in fuel price per gallon described above. Block hours flown by World during the year ended December 31, 2009 were 5,198, which was relatively unchanged compared to 5,200 in the year ended December 31, 2008.

        Commercial Cargo Revenue.    Commercial cargo revenue for the year ended December 31, 2009 decreased $9.2 million, or 7%, to $115.8 million, as compared to $125.0 million for the year ended December 31, 2008.

        This decrease, all at World because North American does not operate freighter aircraft, reflects a 10% reduction in block hours flown to 22,514 hours in the year ended December 31, 2009 from 24,955 hours in the year ended December 31, 2008. This decrease was primarily driven by the deterioration in the global economy and the resulting adverse effect on freight demand.

        Commercial Passenger Revenue.    Commercial passenger revenue for the year ended December 31, 2009 decreased $37.6 million, or 40%, to $57.1 million, as compared to $94.7 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $12.1 million of this decline.

        World commercial passenger revenue decreased $9.3 million, or 18%, reflecting a 13% decrease in block hours flown to 5,085 from 5,852, which was primarily due to a decline in overall market demand.

        North American commercial passenger revenue declined by $16.2 million, or 51%, primarily due to our decision to move capacity from commercial passenger operations to our military passenger operations to support the 7% increase in military block hours flown by North American during the year ended December 31, 2009 compared to the year ended December 31, 2008.

        Scheduled Service Revenue.    Scheduled service revenue for the year ended December 31, 2009 was $0.3 million, compared to $99.8 million for the year ended December 31, 2008. The discontinuation of ATA scheduled service revenue accounted for $73.4 million of this decline.

        North American's scheduled service revenue decreased $26.1 million primarily due to the cessation of scheduled service flying at North American during the second quarter of 2008. In addition, $0.3 million of scheduled service unearned revenue from 2008 was recognized upon the expiration of unused tickets in 2009.

        Other Revenue.    Other revenue for the year ended December 31, 2009 decreased $27.6 million, or 70%, to $11.3 million, as compared to $38.9 million for the year ended December 31, 2008. The discontinuation of ATA operations accounted for $12.0 million of the decline.

        World's other revenue decreased $14.7 million mainly due to lower ACMI rebill revenue during the year ended December 31, 2009 compared to 2008.

        North American's other revenue decreased $0.9 million primarily due to the cessation of scheduled service operations in May 2008.

Operating Expenses

        Total operating expenses for the year ended December 31, 2009 decreased $552.5 million, or 35%, to $1,031.5 million, as compared to $1,584.0 million for the year ended December 31, 2008.

        Aircraft Fuel.    Aircraft fuel expense for the year ended December 31, 2009 decreased $265.4 million, or 54%, to $225.3 million, as compared to $490.7 million for the year ended December 31, 2008. The discontinuation of ATA accounted for $80.9 million of this decline.

        World accounted for $121.3 million of the decrease, mainly as a result of a 46% decrease in the fuel price per gallon, which decreased to $1.82 per gallon in 2009 compared to $3.35 per gallon in 2008. This was partially offset by a 6% increase in fuel gallons consumed to approximately 79.6 million gallons in the year ended December 31, 2009 compared to 75.2 million gallons during the year ended December 31, 2008. This increase in consumption was the result of a 2% increase in non-ACMI block hours.

        North American accounted for $63.2 million of the decrease, mainly as a result of a 43% decrease in the fuel price per gallon, which decreased to $1.94 per gallon in 2009 from $3.40 per gallon in 2008. In addition, fuel gallons consumed decreased 4% to approximately 39.4 million gallons in the year ended December 31, 2009 compared to 41.1 million gallons during the year ended December 31, 2008. This decrease in consumption was the result of 5% decrease in non-ACMI block hours.

        Under our military and ACMI contracts, World and North American have limited exposure to fuel price volatility, as the military customers pay for or reimburse us for our fuel costs and our commercial ACMI customers are responsible for fuel costs.

        Aircraft Rentals.    Aircraft rentals expense for the year ended December 31, 2009 increased $4.6 million, or 3%, to $164.3 million, as compared to $159.7 million for the year ended December 31, 2008. An increase in aircraft rentals expense at World and North American more than offset the decline of $21.0 million due to the cessation of ATA's operations on April 3, 2008, and the subsequent return of ATA's aircraft to the respective lessors.

        World's aircraft rentals expense increased $17.7 million, primarily due to the inclusion in 2009 of a full year of rent expense related to two B747-400 and three MD-11 freighter aircraft that we leased in late 2008. This increase was partially offset by the early return by World to the lessor of two DC-10 freighters and the decommissioning of two DC-10 passenger aircraft in 2009.

        North American's aircraft rentals expense increased $7.9 million primarily due to an additional B767 aircraft for most of 2009. In addition, spare engine rental expense increased for the year ended December 31, 2009 as compared to the year ended December 31, 2008 due to higher unscheduled engine overhaul activity.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the year ended December 31, 2009 decreased $4.6 million, or 3%, to $135.8 million, as compared to $140.4 million for the year ended December 31, 2008. ATA maintenance, materials and repairs expense was down $19.4 million due to the cessation of ATA's operations on April 3, 2008.

        World's maintenance, materials and repairs expense increased $11.0 million, primarily due to the addition to the fleet of three MD-11 freighter and two heavy B747-400 freighter aircraft in the latter half of 2008. In addition, World experienced an increase in the average cost of scheduled maintenance events in 2009.

        North American's maintenance, materials and repairs expense increased $3.8 million mainly due to the addition of one B767 aircraft in early 2009 and higher time-driven maintenance cost due to an increase in engine overhaul activity in 2009.

        Flight Operations.    Flight operations expense for the year ended December 31, 2009 decreased $20.6 million, or 17%, to $102.6 million, as compared to $123.2 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $22.3 million of this decline.

        World's flight operations expense increased $1.5 million, or 2%, compared to 2008 primarily due to an increase in hull liability insurance and an increase in pilot salaries pursuant to the terms of the collective bargaining agreement for the year ended December 31, 2009 compared to the year ended December 31, 2008. These expenses were partially offset by decreased pilot training expense due to the timing of aircraft induction events.

        North American's flight operations expense increased $0.2 million, or 1%, in 2009 compared to 2008 primarily due to an increase in hull liability insurance, partially offset by a 8% decrease in block hours flown.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the year ended December 31, 2009 decreased $25.0 million, or 22%, to $89.5 million, as compared to $114.5 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $19.8 million of this decline.

        World's aircraft and traffic servicing expense decreased $1.0 million, or 2%, primarily due to a 2% decline in non-ACMI departures, partially offset by an 8% increase in navigation fees for non-ACMI departures.

        North American's aircraft and traffic servicing expense decreased $4.2 million, or 11%, primarily due to a 12% decrease in non-ACMI departures.

        Passenger Services.    Passenger services expense for the year ended December 31, 2009 decreased $13.2 million, or 14%, to $78.4 million, as compared to $91.6 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $14.6 million of this decline.

        World's passenger services expense increased $2.8 million, or 6%, compared to 2008 primarily due to an increase in interrupted trip expense and an increase in flight attendant salaries pursuant to the terms of the collective bargaining agreement.

        North American's passenger services expense decreased $1.4 million, or 5%, in 2009 compared to 2008 primarily as a result of a 5% decrease in the non-ACMI block hours flown.

        Crew Positioning.    Crew positioning expense for the year ended December 31, 2009 decreased $22.0 million, or 28%, to $55.4 million, as compared to $77.4 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $9.6 million of this decline.

        World's crew positioning expense decreased $6.7 million, or 16%, mainly due to a 15% decrease in the average cost per departure. This cost savings was mainly due to lower crewmember hotel room costs per night, which resulted from our positioning cost reduction initiatives.

        North American crew positioning expense was down $5.7 million, or 22%, due to a 16% decrease in total departures in year ended December 31, 2009 compared to 2008 and a 8% decrease in the average positioning cost per departure. This cost savings was mainly due to lower crewmember hotel room costs per night, which resulted from our positioning cost reduction initiatives.

        Selling and Marketing.    Selling and marketing expense for the year ended December 31, 2009 decreased $17.7 million, or 25%, to $52.4 million, as compared to $70.1 million for the year ended December 31, 2008. The cessation of operations of ATA on April 3, 2008 accounted for $8.6 million of this decrease.

        World accounted for $4.0 million of this decrease, which was primarily the result of the 17% decrease in military revenue recorded by World in 2009 compared to 2008 and the resulting decline in commissions paid to other members of the Alliance team.

        North American accounted for $5.1 million of this decrease primarily the result of the 9% decrease in military revenue recorded by North American in 2009 compared to 2008 and the resulting decline in commissions paid to other members of the Alliance team. In addition, selling and marketing expense related to scheduled service decreased due to the cessation of scheduled service flying at North American in May 2008.

        Depreciation and Amortization.    Depreciation and amortization expense for the year ended December 31, 2009, increased $6.1 million, or 9%, to $71.1 million as compared to $65.0 million for the year ended December 31, 2008.

        World's depreciation and amortization expense increased $9.3 million. During the year ended December 31, 2009, we determined that the useful life of World's cargo customer relationship intangible asset should be written off. This resulted in a $3.1 million additional amortization expense, which World recorded during 2009. The remaining increase is a result of additional maintenance events that qualified for capitalization in 2009 and 2008 that were mainly related to engine overhauls and certain scheduled airframe heavy maintenance events that are being depreciated over the respective useful lives.

        North American's depreciation and amortization expense increased $5.8 million in 2009 compared to 2008, primarily due to an engine overhaul performed in 2009 that was amortized over nine months to correspond with the expiration of the aircraft lease. The remaining increase in North American's depreciation and amortization expense is a result of additional maintenance events that qualified for capitalization in 2009 and 2008 that were mainly related to engine overhauls and certain scheduled airframe heavy maintenance events that are being depreciated over their respective useful lives.

        The increases in World and North American's depreciation and amortization expense were partially offset by a decrease in these expenses of approximately $9.0 million due to the cessation of ATA's operations on April 3, 2008.

        General and Administrative.    General and administrative expense for the year ended December 31, 2009 decreased $76.1 million, or 63%, to $44.1 million, as compared to $120.2 million for the year ended December 31, 2008. The cessation of operations of ATA on April 3, 2008 accounted for $22.7 million of this decline.

        World general and administrative expense decreased $14.2 million in 2009 compared to 2008 primarily due to the 2009 reversal of a portion of bad debt recorded in 2008 related to ATA and non-recurring costs recorded in 2008 related to the ATA bankruptcy.

        North American general and administrative expense decreased $5.9 million mainly due to non-recurring costs recorded in 2008 related to the ATA bankruptcy.

        Corporate general and administrative expense decreased $33.3 million primarily due to recognizing $31.2 million in expense in 2008 related to our guarantee of certain ATA aircraft leases.

        Asset Impairments and Aircraft Retirements.    During the year ended December 31, 2009, we recorded $5.7 million in asset impairments and aircraft retirements. Of this amount, $3.6 million related to the early retirement and re-delivery of two World DC-10 freighters and $2.1 million, net of $1.0 million of insurance proceeds, related to the retirement of a damaged World DC-10 passenger aircraft and related engines.

        Asset impairments and aircraft retirements totaling $124.5 million were recorded during 2008. We reviewed our long-lived assets to determine if there were potential indicators of impairment that should be reflected as impairment charges during 2008. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines, aircraft leasehold improvements, airframe and engine overhauls, and the value of the aircraft and related debt for two aircraft leased under capital leases.

        As a result of ATA's bankruptcy filing beginning on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method was $17.8 million as of April 3, 2008. We determined that this investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on our consolidated statement of operations during the first half of 2008.

        During the year ended December 31, 2008, we recorded $6.6 million of impairment charges in connection with World's intangible assets for customer relationships due to the termination of certain cargo customer contracts. In addition, we prepared an assessment and concluded that all of our goodwill was impaired as of December 31, 2008, while our military contracts and passenger charter customer relationships were not impaired. Consequently, we recorded a charge of $8.9 million to write off the financial statement carrying value of all of our goodwill during 2008 mainly as a result of adverse industry conditions.

        Other Expenses.    Other expenses for the year ended December 31, 2009 were relatively unchanged at $6.9 million for the year ended December 31, 2009 compared to $6.8 million for the year ended December 31, 2008.

Operating Income (Loss)

        Operating income for the year ended December 31, 2009 increased $147.2 million, to $11.1 million, as compared to an operating loss of $136.1 million for the year ended December 31, 2008. In April 2008, ATA ceased operations and we subsequently recorded charges of $109.0 million to asset impairment. In addition we recorded $15.5 million of impairment related to World intangible assets and our goodwill. We also recorded a charge to other expenses of $31.2 million in 2008 related to guarantees on certain ATA aircraft leases.

Other Income (Expense)

        Interest Expense.    Interest expense for the year ended December 31, 2009, remained relatively unchanged at $58.7 million for the year ended December 31, 2009 as compared to $58.8 million for the year ended December 31, 2008. In connection with a refinancing of our debt in 2009, we wrote off $5.2 million and $4.4 million in capitalized costs and discount, respectively. This was offset by a net lower interest charge due to a reduced debt balance. In addition, $1.6 million in interest expense incurred by ATA in 2008 associated with its capitalized aircraft leases did not recur in 2009 as ATA's operations ceased on April 3, 2008.

        Gain on Investment.    We recorded a gain on investment of $58.1 million in the year ended December 31, 2009, of which $52.5 million was cash received from the ATA bankruptcy estate and $5.6 million was due to the consolidation of the ATA bankruptcy estate trust. Of the cash received,

$51.0 million was used to reduce our outstanding debt during 2009. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. There was no gain on investment during the year ended December 31, 2008.

        Gain on Debt Extinguishment.    In June 2009, we began a series of transactions in order to refinance our outstanding debt, reducing principal and accrued interest by the net amount of $121.7 million. We purchased the full amount of JPMorgan's portion of the debt under our Amended Term Loan at a discount. Jefferies Funding LLC and Jefferies Leveraged Credit Products LLC funded the purchase along with our funding of $33.7 million in cash. As a result, during the year ended December 31, 2009, we recorded a gain on debt extinguishment of $85.3 million, partially offset by a $9.1 million transaction fee and write-offs of $7.9 million of existing deferred financing costs and $19.4 million of existing debt issuance discount. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. There was no gain on debt extinguishment during the year ended December 31, 2008.

        Gain on Write-Down of Warrants.    During the year ended December 31, 2008, a liability of $6.3 million relating to outstanding stock warrants was written down to $45,000 due to a decline in the value of the warrants relating to our underlying common stock price. This resulted in a gain on the write down of warrants shown in other, net in our consolidated statements of operations for the year ended December 31, 2008.

Income Taxes

        We determined as of December 31, 2009 that a worthless stock loss deduction was available for the tax basis of the ATA stock in the amount of $116.7 million. Additionally in 2009, we recognized a gain on our investment in ATA for payments made by the ATA bankruptcy trust to our creditors. This financial reporting gain is not recognized as a gain for tax purposes. The cumulative difference of $160.5 million related to these items increased our tax benefit by $56.2 million. In addition, due to the stock cancellation, we were entitled to a bad debt write-off of $125.3 million for the unpaid balance on the intercompany loans we made to ATA, which increased the tax benefit by $43.8 million. The stock cancellation resulted in ATA realizing $125.3 million in cancellation of indebtedness income, which we refer to as "COD," on the intercompany loans from us. The ATA COD was offset by $34.9 million in expenses at ATA, resulting in a total of $90.4 million of taxable income from our ATA deconsolidated operations for the three months ended March 31, 2009, which reduced our tax benefit by $31.6 million. As of December 31, 2009, we deconsolidated ATA's operations for tax purposes. Consequently, a substantial portion of ATA's tax attributes, which include its net operating losses, will not be available to us in the future.

        In June 2009, we refinanced the Amended Term Loan and realized $85.3 million in COD income. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. Under the provisions of the American Recovery and Reinvestment Act of 2009, we elected to defer this income until 2014 and include it ratably over the ensuing four years. Accordingly, we have booked a deferred tax liability of $29.9 million in 2009. We had deferred tax asset valuation allowances of $13.2 million at December 31, 2009 compared to $9.7 million at December 31, 2008.

Net Income (Loss)

        Net income for the year ended December 31, 2009 increased $329.5 million to $142.0 million, as compared to a net loss of $187.5 million for the year ended December 31, 2008, primarily due to the $85.3 million gain on extinguishment of debt and the $58.1 million gain on investment, each recorded in 2009, and the improvement in operating results in 2009 described above.

Comparison of the Years Ended December 31, 2008 and 2007

        We have included the financial results of World Air Holdings in our results since August 14, 2007. We ceased consolidating the results of ATA in our consolidated results as of April 3, 2008. As a result of these changes, we do not believe our consolidated results of operation for the years ended December 31, 2008 and 2007 are comparable.

Segment Data and Key Financial Metrics

        The following table sets forth selected segment information for the periods indicated. As of December 31, 2008, we had two reporting segments: World and North American. For periods prior to April 2, 2008, we had three reporting segments: ATA, World, and North American. Selected financial data for the years ended December 31, 2008 and 2007 are set forth below:

	Year Ended December 31, 2008
(In Thousands)	ATA	World	North American	All Other	Consolidated Total
Revenues from external customers	$187,269	$794,893	$465,768	—	$1,447,930
Intersegment revenues	$120	$811	$1,948	$32,966	$35,845
Depreciation and amortization	$9,163	$39,956	$15,828	$31	$64,978
Asset impairment and aircraft retirements	$91,235	$10,716	$25,942	$(3,373)	$124,520
Total operating expenses	$319,025	$803,323	$431,289	$30,353	$1,583,990
Operating income (loss)	$(131,756)	$(8,430)	$34,479	$(30,353)	$(136,060)
Interest income	$906	$3,631	$2,010	$521	$7,068
Interest expense	$(1,594)	$(32,733)	$(18,409)	$(6,068)	$(58,804)
Income tax (benefit) expense	—	$(2,474)	$22,111	$(13,946)	$5,691

	Year Ended December 31, 2007
(In Thousands)	ATA	World	North American	All Other	Consolidated Total
Revenues from external customers	$736,619	$274,444	$143,540	$7	$1,154,610
Intersegment revenues	$361	$18	$1,199	$10,189	$11,767
Depreciation and amortization	$26,766	$12,016	$5,014	$18	$43,814
Asset impairment and aircraft retirements	$5,333	$1,828	—	—	$7,161
Total operating expenses	$811,027	$260,539	$133,975	$4,262	$1,209,803
Operating income (loss)	$(74,408)	$13,905	$9,565	$(4,255)	$(55,193)
Interest income	$6,980	$2,093	$1,559	$598	$11,230
Interest expense	$(17,382)	$(7,998)	$(11)	$(13,077)	$(38,468)
Income tax (benefit) expense	—	$6,445	$4,524	$(23,965)	$(12,996)

        The following table sets forth selected key metrics related to World and North American's financial and statistical performance by segment since August 14, 2007:

	Year Ended December 31,
	2008	2007
World
Military passenger block hours	23,087	9,407
Military cargo block hours	5,200	2,485
Commercial cargo block hours	24,955	8,212
Commercial passenger block hours	5,852	1,981
Non-revenue block hours	959	359
Total block hours	60,053	22,444
Non-ACMI block hours(1)	30,558	12,484
Non-ACMI departures(2)	5,818	2,400
Total departures	10,316	3,794
Weighted-average fuel price per gallon	$3.35	$2.58
Number of aircraft in fleet, end of period	23	17
Average aircraft in revenue service	18.4	17.0
Average daily aircraft utilization (block hours flown per day)	8.9	9.6
North American
Military passenger block hours	24,978	6,594
Military cargo block hours	—	—
Commercial passenger block hours	3,699	979
Commercial cargo block hours	—	—
Scheduled service block hours	2,714	2,770
Non-revenue block hours	144	59
Total block hours	31,535	10,402
Non-ACMI block hours(1)	29,342	9,819
Non-ACMI departures(2)	5,538	1,848
Total departures	6,165	2,001
Weighted-average fuel price per gallon	$3.40	$2.80
Number of aircraft in fleet, end of period	10	10
Average aircraft in revenue service	10	10.0
Average daily aircraft utilization (block hours flown per day)	8.6	8.8

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Years Ended December 31, 2008 and 2007

        During the year ended December 31, 2008, we generated an operating loss of $136.1 million, compared with an operating loss of $55.2 million in 2007. Operating revenue was $293.3 million higher in 2008 than in 2007 mainly due to the acquisition of World Air Holdings in August 2007, and despite the cessation of ATA's operations in April 2008. The increase in revenue was also due to higher fuel peg rates in 2008 and higher AMC flying. Operating expenses, however, were $374.2 million higher in 2008 than in 2007, driven by the substantial impairment charges resulting from the cessation of ATA operations and the acquisition of World Air Holdings. Additionally, operating expenses were affected by higher fuel prices in 2008.

Operating Revenues

        Total operating revenues for the year ended December 31, 2008, increased $293.3 million, or 25%, to $1,447.9 million, as compared to $1,154.6 million for the year ended December 31, 2007.

        Military Passenger Revenue.    Military passenger revenue for the year ended December 31, 2008 increased $431.7 million, or 77%, to $992.3 million, as compared to $560.6 million for the year ended December 31, 2007. Combined, World and North American accounted for $902.5 million and $276.5 million of military passenger revenue for the year ended December 31, 2008 and 2007, respectively. ATA's military passenger revenue was $89.8 million and $284.1 million for the years ended December 31, 2008 and 2007, respectively.

        Military Cargo Revenue.    Military cargo revenues for the year ended December 31, 2008 increased $61.3 million, or 170%, to $97.3 million, as compared to $36.0 million for the year ended December 31, 2007. World accounted for all of our military cargo revenue for the years ended December 31, 2008 and 2007.

        Commercial Cargo Revenue.    Commercial cargo revenue for the year ended December 31, 2008 increased $83.9 million, or 204%, to $125.0 million, as compared to $41.1 million for the year ended December 31, 2007. World accounted for all of our commercial cargo revenue for the years ended December 31, 2008 and 2007.

        Commercial Passenger Revenue.    Commercial passenger revenue for the year ended December 31, 2008 increased $32.3 million, or 52%, to $94.7 million, as compared to $62.4 million for the year ended December 31, 2007. Combined, World and North American accounted for $82.5 million and $23.4 million of commercial passenger revenue for the years ended December 31, 2008 and 2007, respectively. ATA's commercial passenger revenue was $12.1 million and $39.1 million for the years ended December 31, 2008 and 2007, respectively. This decrease was primarily due to the cessation of ATA's operations on April 3, 2008.

        Scheduled Service and Other Revenue.    Scheduled service and other revenue for the year ended December 31, 2008 decreased $315.7 million, or 69%, to $138.7 million, as compared to $454.4 million for the year ended December 31, 2007. Combined, World and North American accounted for $53.4 million and $41.0 million of other revenue for the years ended December 31, 2008 and 2007, respectively. ATA's scheduled service and other revenue was $85.4 million and $413.4 million for the years ended December 31, 2008 and 2007, respectively.

Operating Expenses

        Total operating expenses for the year ended December 31, 2008, increased $374.2 million, or 31%, to $1,584.0 million, as compared to $1,209.8 million for the year ended December 31, 2007.

        Aircraft Fuel.    Aircraft fuel expense for the year ended December 31, 2008, increased $107.2 million, or 28%, to $490.7 million, as compared to $383.5 million for the year ended December 31, 2007. World and North American accounted for $409.8 million and $123.0 million of aircraft fuel expense for the years ended December 31, 2008 and 2007, respectively. ATA accounted for $80.9 million and $260.7 million of aircraft fuel expense for the years ended December 31, 2008 and 2007, respectively.

        Aircraft Rentals.    Aircraft rentals expense for the year ended December 31, 2008 increased $20.6 million, or 15%, to $159.7 million, as compared to $139.1 million for the year ended December 31, 2007. Combined, World and North American accounted for $138.7 million and $53.3 million of aircraft rental expense for the years ended December 31, 2008 and 2007, respectively. ATA's aircraft rental expense was $21.0 million and $86.1 million for the years ended December 31, 2008 and 2007, respectively. This decrease was primarily due to the return of the aircraft to the respective lessors following the cessation of ATA's operations on April 3, 2008.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the year ended December 31, 2008 increased $32.0 million, or 30%, to $140.4 million, as compared to $108.4 million for the year ended December 31, 2007. Combined, World and North American accounted for $121.0 million and $42.7 million of maintenance, materials and repairs expense for the years ended December 31, 2008 and 2007, respectively. ATA's maintenance, materials and repairs expense was $19.4 million and $65.7 million for the years ended December 31, 2008 and 2007, respectively.

        Flight Operations.    Flight operations expense for the year ended December 31, 2008 increased $4.6 million, or 4%, to $123.2 million, as compared to $118.7 million for the years ended December 31, 2007. Combined, World and North American accounted for $100.8 million and $32.6 million of flight operations expense for the years ended December 31, 2008 and 2007, respectively. ATA's flight operations expense was $22.3 million and $86.0 million for the years ended December 31, 2008 and 2007, respectively.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the year ended December 31, 2008 remained consistent with the year ended December 31, 2007, increasing $3.5 million to $114.5 million, as compared to $111.0 million for the year ended December 31, 2007. Combined, World and North American accounted for $94.7 million and $37.1 million of aircraft and traffic servicing expense for the years ended December 31, 2008 and 2007, respectively. ATA's aircraft and traffic servicing expense was $19.8 million and $74.0 million for the years ended December 31, 2008 and 2007, respectively.

        Passenger Services.    Passenger services expense for the year ended December 31, 2008 increased $8.7 million, or 10%, to $91.6 million, as compared to $82.9 million for the year ended December 31, 2007. Combined, World and North American accounted for $77.0 million and $29.4 million of passenger services expense for the years ended December 31, 2008 and 2007, respectively. ATA's passenger services expense was $14.6 million and $53.5 million for the year ended December 31, 2008 and 2007, respectively.

        Crew Positioning.    Crew positioning expense for the year ended December 31, 2008 increased $23.9 million, or 45%, to $77.4 million, as compared to $53.5 million for the year ended December 31, 2007. Combined, World and North American accounted for $67.8 million and $20.7 million of crew positioning expense for the years ended December 31, 2008 and 2007, respectively. ATA's crew positioning expense was $9.6 million and $32.8 million for the years ended December 31, 2008 and 2007, respectively.

        Selling and Marketing.    Selling and marketing expense for the year ended December 31, 2008 increased $1.4 million, or 2%, to $70.1 million, as compared to $68.7 million for the year ended December 31, 2007. Combined, World and North American accounted for $58.8 million and $21.1 million of selling and marketing expense for the years ended December 31, 2008 and 2007, respectively. ATA's selling and marketing expense was $8.6 million and $46.5 million for the year ended December 31, 2008 and 2007, respectively.

        Depreciation and Amortization.    Depreciation and amortization expenses for the year ended December 31, 2008, increased $21.2 million, or 48%, to $65.0 million as compared to $43.8 million for the year ended December 31, 2007. Combined, World and North American accounted for $55.8 million and $17.0 million of depreciation and amortization expense for the years ended December 31, 2008 and 2007, respectively. ATA's depreciation and amortization expense was $9.2 million and $26.8 million for the years ended December 31, 2008 and 2007, respectively, primarily due to the cessation of ATA's operations on April 3, 2008.

        General and Administrative.    General and administrative expense for the year ended December 31, 2008 increased $31.7 million, or 36%, to $120.2 million, as compared to $88.5 million for the year ended December 31, 2007. Combined, World and North American accounted for $100.2 million and $16.2 million of general and administrative expense for the years ended December 31, 2008 and 2007, respectively. ATA's general and administrative expenses was $22.7 million and $73.3 million for the years ended December 31, 2008 and 2007, respectively.

        Asset Impairment and Aircraft Retirements.    Asset impairment and aircraft retirements expense totaling $124.5 million was recorded during the year ended December 31, 2008. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe and engine overhauls, and the value of two aircraft and the related debt under their capital leases.

        As a result of ATA's bankruptcy filing beginning on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method was $17.8 million as of April 3, 2008. We determined that this investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on our consolidated statement of operations during the first half of 2008.

        We prepared an assessment and concluded that all of our goodwill was impaired as of December 31, 2008 mainly as a result of adverse industry conditions, despite the continued strength of our military contracts and commercial passenger customer relationships. Consequently, we recorded a charge of $8.9 million to write-off the financial statement carrying value of all of our goodwill during 2008. In addition, during 2008 World recorded $6.6 million of impairment charges in connection with its intangible assets for customer relationships due to the termination of certain cargo customer contracts.

        Asset impairments and aircraft retirements totaling $7.2 million were recorded during the year ended December 31, 2007. We recorded a $5.4 million charge to asset impairments and aircraft retirements expense related to the return of three Boeing 737-300 aircraft. World recorded $1.8 million of impairment charges in connection with its intangible assets for customer relationships due to the termination of certain cargo customer contracts.

        Other Expense.    Other expense for the year ended December 31, 2008 remained consistent with the year ended December 31, 2007 by increasing $2.3 million, or 51%, to $6.8 million, as compared to $4.5 million for the year ended December 31, 2007. World and North American accounted for $6.9 million of other expense in 2008 and $0.2 million of other expense in 2007. ATA accounted for $(0.1) million of other expense in 2008 and $4.3 million of other expense in 2007.

        Interest Income.    Interest income for the year ended December 31, 2008 decreased $4.1 million to $7.1 million as compared to $11.2 million for the year ended December 31, 2007.

        Interest Expense.    Interest expense for the year ended December 31, 2008 increased $20.3 million, or 53%, to $58.8 million, as compared to $38.5 million for the year ended December 31, 2007. This increase was mainly attributable to interest expense related to a $340.0 million loan agreement entered into on August 14, 2007 in connection with the acquisition of World Air Holdings, which was partially offset by the repayment of $135.7 million in other indebtedness. See "Liquidity and Capital Resources—Debt."

        Other.    During the year ended December 31, 2008, a liability of $6.3 million relating to outstanding warrants was written down to $45,000 due to the devaluation of the warrants as a result of a related devaluation in the price of the underlying common stock. This resulted in a gain on write-down of warrants, which we recorded as 'other, net' income in our consolidated statements of operations for the year ended December 31, 2008. We determined no adjustment was necessary as of December 31, 2007.

Income Taxes

        Prior to the acquisition of World Air Holdings, we recorded a full valuation allowance against our net deferred tax assets, which included net operating losses, due to the uncertainty of the ultimate realization of those assets. On August 14, 2007, the date of the acquisition, we recorded significant deferred tax liabilities in our purchase accounting that could be used to offset our deferred tax assets in the years in which they will reverse.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and is currently winding down its bankruptcy estate. The ultimate liquidation of ATA will not be considered tax-free and therefore a substantial portion of its tax attributes, which include its net operating losses, will not carry over to be utilized in the future. We had previously released our historic valuation allowance against ATA's net operating losses as a result of the purchase accounting effects of the acquisition of World Air Holdings. However, as a result of the bankruptcy filing during the year ended December 31, 2008, we established a valuation allowance against the portion of ATA's deferred tax assets, including its net operating losses, which will not be used. Another result of the bankruptcy filing was that we changed our financial accounting for ATA from a consolidated subsidiary to a cost method investment (see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus), and thus recorded a $17.8 million impairment charge for the full investment in ATA. Because the ultimate tax gain or loss could not be determined at the time, we established a valuation allowance against the deferred tax asset recorded for the impairment charge. We also recorded an $8.9 million impairment charge to write off all goodwill at December 31, 2008. These items and other items such as the revaluation of stock warrants, disallowance of intercompany interest for state tax purposes, and meals and entertainment affected our effective rate for the year ended December 31, 2008. As a result, we recorded income tax expense of $5.7 million, which resulted in an effective tax rate of (3.1%) for the year ended December 31, 2008. For the year ended December 31, 2007, we recorded an income tax benefit of $13.0 million, which resulted in an effective tax rate of 15.7%.

Liquidity and Capital Resources

Liquidity

        Sources of Liquidity.    As of June 30, 2010, we had unrestricted cash of $74.2 million. We do not have a revolving credit facility and there are no funds available through other unused financing options.

        Cash Flow from Operating Activities.    During the six months ended June 30, 2010, net cash provided by operating activities was $47.6 million. The following non-cash items were positive adjustments to reconcile net income of $0.2 million to net cash provided by operating activities: $37.7 million in depreciation and amortization, $4.9 million in amortization of loan costs and debt discount, $2.5 million in stock-based compensation, $2.2 million in non-cash interest, $1.3 million in loss on investment, $1.2 million in loss on debt extinguishment and $0.5 million in loss on sale of equipment. Non-cash deferred income taxes of $0.3 million negatively adjusted net income. Changes in operating assets and liabilities also used net cash of $2.7 million. Sources of cash due to changes in operating assets and liabilities were: $16.3 million in other accrued expenses and current liabilities, $10.2 million in accounts payable, and $8.4 million in other liabilities and other assets. Uses of cash due to changes in operating assets and liabilities were: $21.5 million in accounts receivable, net, $6.2 million in maintenance reserve deposits, $4.0 million in other current assets, $3.4 million in air traffic liabilities and accrued flight expense, and $2.5 million in accrued compensation and benefits.

        During the six months ended June 30, 2009, net cash provided by operating activities was $29.8 million. The following non-cash items were positive adjustments to reconcile net income of $80.5 million to net cash provided by operating activities: $36.3 million in depreciation and amortization, $24.1 million in non-cash interest, $2.8 million in amortization of loan costs and debt discount, $0.7 million in asset impairment and aircraft retirements, $0.5 million in stock-based compensation, and $0.5 million in loss on sale of equipment. The following non-cash items were negative adjustments to reconcile net income to net cash provided by operating activities: $85.3 million in gain on debt extinguishment, $41.5 million in gain on investment and $23.2 million in deferred income taxes. Changes in operating assets and liabilities also provided net cash of $34.4 million. Sources of cash due to changes in operating assets and liabilities were: $32.9 million in accounts receivable, net, $6.6 million in other current assets, $6.5 million in air traffic liabilities and accrued flight expense, $3.2 million in other accrued expenses and current liabilities and $3.0 million in other liabilities and other assets. Uses of cash due to changes in operating assets and liabilities were: $8.1 million in accrued compensation and benefits, $6.7 million in accounts payable and $3.0 million in maintenance reserve deposits.

        In the year ended December 31, 2009, net cash provided by operating activities was $60.4 million. The following non-cash items were positive adjustments to reconcile net income of $142.0 million to net cash provided by operating activities: $71.1 million in depreciation and amortization, $28.9 million in non-cash interest, $16.2 million in amortization of loan costs and debt discount, $5.7 million in asset impairment and aircraft retirements, $3.0 million in stock-based compensation expense and $1.1 million in loss on disposition of equipment. The following non-cash items were negative adjustments to reconcile net income to net cash provided by operating activities: $85.3 million in gain on extinguishment of debt, $58.1 million in gain on investment, and $37.7 million in deferred income taxes. Net cash used from changes in operating assets and liabilities was $(33.6) million. Sources of cash due to changes in operating assets and liabilities were: $18.1 million in accounts receivable, net, and $6.1 million in air traffic liabilities and accrued flight expense. Uses of cash due to changes in operating assets and liabilities were: $30.2 million in other current liabilities, $14.1 million in accounts payable, $7.6 million in other liabilities and other assets, $3.5 million in inventories, net, $1.4 million in other current assets and $0.9 million in accrued compensation and benefits. The decrease in accounts receivable, net, was due to a decline in revenue compared to 2008, as well as lower rebilled fuel expenses. The decline in accounts payable, as well as other accrued expenses and current liabilities, was partially due to a decline in fuel expenditures. In addition, we issued promissory notes for amounts previously reflected as current liabilities as of December 31, 2008.

        In the year ended December 31, 2008, net cash provided by operating activities was $103.9 million. The following non-cash items were positive adjustments to reconcile net loss of $187.5 million to net cash provided by operating activities: $124.5 million in asset impairment and aircraft retirements, $65.0 million in depreciation and amortization, $43.0 million in non-cash interest, $14.0 million in amortization of loan costs and debt discount, $5.7 million in stock-based compensation, $2.4 million in deferred income taxes, and $1.4 million in loss on disposal of equipment. The following non-cash items were negative adjustments to reconcile net loss to net cash provided by operating activities: $6.3 million in gain on the adjustment of warrants accounted for under the liability method, and $1.0 million other non-cash items. Cash provided by changes in operating assets and liabilities was $42.9 million. Sources of cash due to changes in operating assets and liabilities were: $51.5 million in other current liabilities, $44.4 million in accounts payable, $8.9 million in other liabilities and other assets, and $3.3 million in air traffic liabilities and accrued flight expenses. Uses of cash due to changes in operating assets and liabilities were: $29.4 million in other current assets, $28.9 million in accounts receivable, net, $5.7 million in inventories, net and $1.2 million in accrued compensation and benefits.

        In the year ended December 31, 2007, net cash provided by operating activities was $20.5 million. The following non-cash items were positive adjustments to reconcile net loss of $69.7 million to net cash provided by operating activities: $43.8 million in depreciation and amortization, $18.4 million in non-cash interest, $11.6 million in other non-cash items, $7.2 million in asset impairment and aircraft retirements, $5.6 million in amortization of loan costs and debt discount, and $2.4 million in stock-based compensation expense. The following non-cash items were negative adjustments to reconcile net loss to net cash used in operating activities: $14.7 million in deferred income taxes, and $1.0 million in gain on disposition of equipment. Cash used from changes in operating assets and liabilities was $24.1 million. Sources of cash due to changes in operating assets and liabilities were: $21.3 million of air traffic liabilities and accrued flight expense, $11.8 million in other liabilities and other assets, $3.6 million in other current liabilities, $2.9 million in accounts payable, and $1.0 million in inventories, net. Uses of cash due to changes in operating assets and liabilities were: $32.8 million in accounts receivable, net, $18.0 million in other current assets, and $13.9 million in accrued compensation and benefits.

        Cash Flow from Investing Activities.    Net cash used in investing activities for the six months ended June 30, 2010 and 2009 were $26.4 million and $14.8 million, respectively, consisting primarily of capitalized maintenance events and the purchase of rotable parts. The increase in capital expenditures is the result of an increase in aircraft operations and the timing of scheduled maintenance events during the six months ended June 30, 2010 compared to the same period in 2009.

        Net cash used in investing activities for the year ended December 31, 2009 was $35.1 million, consisting primarily of capitalized maintenance events and the purchase of rotable parts.

        Net cash used in investing activities for the year ended December 31, 2008 was $91.4 million, which mainly consisted of capital expenditures of $66.2 million. In addition, the deconsolidation of ATA as of April 3, 2008, resulted in a reduction of available cash of $26.1 million.

        Net cash used in investing activities for the year ended December 31, 2007 was $349.3 million. This was primarily a result of the acquisition of World Air Holdings, net of cash acquired of $283.8 million and capital expenditures.

        Cash Flow from Financing Activities.    Net cash used in financing activities for the six months ended June 30, 2010, was $20.0 million, consisting of $18.8 million in payments on long-term debt and $1.2 million in payment of costs related to the issuance and repurchase of debt.

        Net cash provided by financing activities during the six months ended June 30, 2009 was $17.6 million, consisting of $20.0 million in proceeds from the issuance of preferred stock, $182.6 million in proceeds from the issuance of long-term debt, which was offset by payments on long-term debt of $219.1 million. This issuance of long-term debt and payment on long-term debt during this period were associated with restructuring our debt. In addition, we paid $1.0 million in payment of costs related to the issuance of debt and $0.1 million in the repurchase of common stock.

        Net cash used in financing activities for the year ended December 31, 2009, was $39.7 million. This consisted primarily of cash payments of $285.8 million in term loan agreements and $21.3 million in fees related to issuance of debt restructuring, which were partially offset by $247.6 million in proceeds from issuance of the First Lien Notes and Second Lien Loan and $20.0 million in proceeds from the issuance of preferred stock.

        Net cash used in financing activities for the year ended December 31, 2008, was $4.9 million. This consisted of $11.3 million in debt issuance costs and $0.5 million in payments on long-term debt, partially offset by proceeds of a $7.0 million subordinated note issued to MatlinPatterson.

        Net cash provided by financing activities for the year ended December 31, 2007 was $377.4 million, which mainly consisted of the receipt of $340.0 million under a term loan agreement, the receipt of $161.1 million from the issuance of the Series A Preferred Stock and $28.0 million in proceeds from long-term debt from affiliates. (See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.) These amounts were partially offset by the repayments on long-term debt of $81.4 million, payments on long-term debt from affiliates of $54.3 million and $16.0 million in the payment of costs incurred related to the issuance of preferred stock.

        We believe cash generated from operations and existing cash balances will be sufficient to meet our operating requirements and other obligations over the next 12 months. For a discussion of factors that could adversely affect our liquidity, see "Risk Factors."

Capital Resources

        To meet increased cargo demand, World entered into contracts in July 2010 to lease two Boeing 747-400 freighter aircraft, each for a period of 72 months. One lease commences and the aircraft is scheduled to be delivered during the fourth quarter of 2010 and the other commences and the aircraft is scheduled to be delivered during the first quarter of 2011. In addition, World entered into an agreement to lease an MD-11 passenger aircraft, which is scheduled to be delivered in the third quarter of 2010. The addition of these three aircraft will increase our aircraft rentals expense, long-term deposits on our balance sheet, and flight crew costs due to increased pilot training costs and headcount, in addition to higher maintenance costs associated with an increased number of aircraft and the return of one MD-11 freighter to revenue service.

        Debt.    On August 13, 2009, we issued $175.0 million of 14% Senior Secured First Lien Notes due August 2013 (First Lien Notes). The First Lien Notes were recorded net of a $10 million discount. The First Lien Notes include the following key provisions: a maturity date of August 15, 2013, a 14% annual cash interest rate payable semiannually, a semiannual offer to the noteholders to prepay $10.0 million, and a minimum consolidated net cash flow covenant. See "Description of Certain Indebtedness." During the six months ended June 30, 2010, we purchased $7.5 million principal amount of the First Lien Notes pursuant to the semi-annual offer dated December 31, 2009. On June 30, 2010 we offered to purchase $11.0 million principal amount of First Lien Notes on August 3, 2010. Holders of $34,000 principal amount of First Lien Notes accepted this offer, and we purchased such First Lien Notes on August 3, 2010. Finally, we purchased $8.0 million of First Lien Notes in the open market during the second quarter of 2010. We used cash generated from operations to fund these debt purchases. The First Lien Notes are secured by a first priority lien on substantially all of our tangible and intangible assets.

        On September 29, 2009, we entered into a $72.5 million Second Lien Loan that matures in September 2014 and provides for 12% cash interest plus 6% additional interest payable in kind as an increase to the loan balance. The Second Lien Loan was recorded net of a $7.5 million discount. In addition, we issued warrants that were immediately converted into 838,000 shares of common stock. These warrants were issued to the holder of the Second Lien Loan and were recorded as a $7.1 million discount against the Second Lien Loan, for a total discount recorded of $14.6 million. We incurred approximately $5.5 million in capitalized transaction fees.

        We intend to use a portion of the proceeds from this offering to repay certain indebtedness. See "Use of Proceeds."

        As of August 2010, we had received $53.5 million of proceeds from the ATA's bankruptcy estate. We used $51.0 million and $1.5 million to reduce our outstanding debt during the year ended December 31,

2009 and during the six months ended June 30, 2010, respectively, and $1.0 million was used for working capital purposes.

        We may from time to time seek to retire or purchase our outstanding debt through cash purchases, or exchanges for equity or other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements and cash from financing sources, contractual restrictions and other factors.

Commitments and Contractual Obligations

        Debt and Operating Lease Cash Payment Obligations.    We finance our aircraft with operating leases and consequently do not include assets and liabilities (other than maintenance reserves) associated with operating leases in our consolidated balance sheets. The following table summarizes our material contractual obligations and commitments and their currently scheduled impact on liquidity and cash flows as of June 30, 2010, after giving effect to the addition of two Boeing 747-400 freighter aircraft leases entered into by World in July 2010, as well as the addition of an MD-11 passenger aircraft lease and the extension of two MD-11 passenger aircraft leases entered into by World in August 2010. The following information is shown in thousands.

	Cash Payments Currently Scheduled
	2010	2011	2012	2013	2014	After 2014
Current and long-term debt	$3,518	$22,671	$20,416	$109,539	$72,500	$—
Cash interest payments on current and long-term debt	15,905	31,153	28,885	26,669	14,233	—
Payment-in-kind interest	—	—	—	—	22,464	—

Total debt payments	19,423	53,824	49,301	136,208	109,197	—
Operating leases(1)	76,054	153,522	120,030	98,438	52,078	103,331
Accrued post-retirement benefits(2)	211	449	493	585	667	4,220

	$95,688	$207,795	$169,824	$235,231	$161,942	$107,551

(1)
Amounts reflect fixed lease payments and do not include potential additional contingent aircraft lease payments based on the net income of World pursuant to a lease expiring in 2012.

(2)
Amounts reflect our expected contributions to the post-retirement health care benefit plan for certain World employees.

        Amounts include scheduled interest payments. Interest on our Second Lien Loan is payable in cash at an annual rate of 12% and additional interest is payable in kind as additional Second Lien Loan amount at an annual rate of 6%. The interest payable in kind is reflected in the table above at maturity, with cash interest on the additional loan amount reflected when due. See "Description of Certain Indebtedness" for the description of the material terms of our indebtedness.

Quantitative and Qualitative Disclosures about Market Risk

        We are subject to certain market risks, principally related to foreign currency exchange rate risk. Although some of our revenues are derived from foreign customers, all revenues and substantially all expenses are denominated in U.S. dollars. We maintain minimal balances in foreign bank accounts to facilitate the payment of expenses. With respect to these balances, we do not view the exposure of currency exchange rate risk to be material.

Controls and Procedures

        We identified a material weakness in our internal control over financial reporting as of December 31, 2009 primarily relating to the accounting for the non-routine transactions related to the ATA bankruptcy. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls. Deficiencies were identified in connection with the consolidation of the bankruptcy trust and the tax consequences of the bankrupt entity due to the lack of sufficient technical resources related to these matters. We have hired additional tax management staff and have engaged professional services as necessary to remediate this weakness. While we believe we have taken the necessary steps to remediate this material weakness, we cannot assure you that our remediation efforts will be fully successful or that similar material weaknesses will not recur. See "Risk Factors—Risks related to our Business—Failure to establish and maintain effective internal control over financial reporting may lead investors to lose confidence in our financial data."

INDUSTRY

Military Passenger and Cargo Transport Industry

        The United States faces a complex and uncertain national security landscape in which the pace of change continues to accelerate, and the distribution of global political, economic, and military power is becoming more diffuse. To meet these challenges, the U.S. military has revised its operating doctrine to include large-scale counterinsurgency, stability and counterterrorism efforts across a wide range of environments. A critical component of this doctrine is maintaining a highly agile and deployable force. As a result, even as troop levels in Iraq are further reduced, the demand for military passenger and cargo transport, both to and from overseas theaters and domestic training locations, is expected to persist. The DOD has committed to provide all troops forward deployed to a war theater 15 days of rest & recuperation for every 270 days deployed. We expect the resulting troop movements to sustain a baseline level of passenger travel demand to and from international deployments.

        The DOD budget for the 2011 government fiscal year reflects the ongoing efforts to counter the global asymmetric threat. While procurement spending will decrease 7% from government fiscal year 2009 to government fiscal year 2010, the operations and maintenance portion of the budget is estimated to increase 16% over the same period and another 6% in fiscal year 2011. The operations and maintenance budget, which includes military salaries and benefits, funds day-to-day U.S. military operations including logistics and transport.

        According to the 2011 DOD's budget justification, in government fiscal year 2009 the AMC's operations and maintenance budget appropriations, including supplemental funding, were $8.1 billion, for government fiscal year 2010 the projected budget is $8.3 billion, and for government fiscal year 2011, the budget request is $8.7 billion. The Air Force and AMC will continue to employ commercial air carriers to supplement their own military aircraft. While the Air Force's largest and longest-range military transport aircraft, the C-5 and C-17, are most efficiently utilized by carrying heavy equipment such as vehicles and helicopters, commercial air carriers provide an efficient means of internationally transporting military passengers, their gear and selected equipment. Because the AMC does not maintain its own passenger air fleet, it relies on civilian passenger carriers for 90% of its passenger transport needs. The military also uses commercial air carriers for 40% of its cargo transport needs.

        AMC demand for commercial aircraft assets is likely to increase in the long-term due in part to the combination of the Air Force's aging C-5 fleet coupled with the very aggressive utilization faced by all military airlift platforms. For example, the average age of the Air Force's C-5 fleet is 30.8 years, with 27 out of 36 active duty aircraft aged between 21 and 24 years and all 33 of the Air National Guard's fleet aged greater than 24 years. The C-17 fleet's average age of 7.5 years is far younger. However, the majority of C-17s are significantly overextended, flying more than 2,000 hours per year while only engineered to fly approximately 1,000 hours per year. In addition, the DOD has expressed a commitment to stop producing the C-17.

Commercial Air Cargo

        The commercial air cargo industry generally consists of air carriers that have dedicated fleets of freighter aircraft as well as scheduled service airlines that offer cargo capacity in the belly compartments of their aircraft flown on passenger missions. The International Air Transport Association (IATA) estimates that in 2010 the global air cargo industry will grow by more than 18.5% to approximately $60 billion. The industry is fragmented, as global cargo routes expand and new competitors are formed to meet demand in the emerging markets. Approximately 230 air carriers from more than 120 countries participate in this market representing 93% of the world's international cargo traffic.

        Global airfreight demand is highly correlated with the global economy and international trade and the slowdown in global economic activity in 2008 and 2009 resulted in an unprecedented decline in airfreight volumes during the second half of 2008 and the first half of 2009. In late 2009 and the beginning of 2010, air cargo traffic volume recovered to a level 28% above its 2008 low. However, many of the stored aircraft have not been returned to service, as this usually involves significant capital expenditures, and stored equipment is generally less efficient than modern aircraft. As a result, early 2010 industry freight load factors were the highest since 2000. According to IATA, the global airfreight market was 37 million tons in 2009 and is expected to increase to 43 million tons in 2010. Boeing estimates the average compound annual growth rate of the global air freight market will be 5.8% between 2007 and 2027, with the highest growth areas being intra-Asia (expected compound annual growth rate of 8.1%), Asia-North America (expected compound annual growth rate of 6.7%), and Europe-Asia (expected compound annual growth rate of 6.5%). Boeing forecasts that this demand growth will require nearly 2,000 additional freighters to be placed in service over the next 20 years.

        Global trade is partly dependent on the availability of reliable air cargo solutions. Air cargo product categories include (i) high-value, time-sensitive items with short shelf lives, (ii) supply chains with just-in-time delivery requirements; and (iii) products with significant security considerations (including military assets). Examples include high-tech consumer products, fashion clothing, fish and flowers. In late 2008 and early 2009, the collapse of freight volumes was connected to a substantial inventory overhang. As the economy has begun to emerge from the global economic recession, destocking has occurred and the inventory overhang has been nearly eliminated. As a result air cargo traffic has started to expand and, according to IATA, air freight rose three times faster than world trade from its lows in late 2008 through 2009. This recent strength in air freight has been helped by a number of factors, including increased demand from shippers that have switched transportation modes to air from ocean and surface transport. IATA notes this rapid post-recession upturn phase is usually associated with the business inventory cycle and normally lasts six to 12 months, after which growth would be expected to be more in line with increases in world trade. The typical indicators of air cargo demand are now broadly positive in an absolute sense, as well as relative to other modes of freight transportation.

BUSINESS

Overview

        We are a provider of customized, non-scheduled passenger and cargo air transport services, offering our customers a wide range of aircraft types, configurations, payloads and capabilities. We operated in approximately 124 countries worldwide in 2009 and are the largest provider of contracted air transportation services to the U.S. military. We provide our services through our two operating air carriers, World and North American. As of June 30, 2010, our combined fleet consisted of 30 wide-body and narrow-body leased aircraft, which support our two primary business lines: (1) military, which includes both passenger and cargo services and (2) commercial cargo air transport services. We also offer passenger charter services to customers in specialty markets.

        Our two primary lines of business combine the recurring revenue base of our established military business with the growth opportunities provided by our commercial cargo service. This coupling reduces our business model's vulnerability to economic downturns while positioning us to take advantage of opportunities as the global economy strengthens. Nearly all of our military and commercial cargo customer contracts provide for fuel expense pass-throughs or reimbursements, significantly reducing our exposure to fuel price volatility.

        We have been flying for the military since 1952 and are the largest provider of military transport services in the AMC international program. The U.S. military, through the AMC, relies on commercial air carriers for more than 90% of its passenger and 40% of its international air cargo needs. For the government fiscal year ended September 30, 2009, our share of total AMC passenger spending was 51.4%, and our share of total AMC cargo spending was 5.6%, which on a combined basis represent 27.9% of total spending in the AMC international program. We are the only provider of both passenger and cargo air transport services to the AMC.

Our Strengths

        Our business, contractual arrangements and aircraft provide us with a competitive advantage.

        Our cost-plus type contracts with the military are not bid based on price but rather are awarded based on team entitlement and priced using the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. We are compensated on a per mission basis based on the mission's route and the aircraft type employed, at a fixed rate, regardless of the number of passengers or tons of freight actually flown. This operating and payment mechanism promotes a recurring revenue base with predictable margins. Our military business also benefits from attractive payment terms and certainty of collections.

        Our business model generally insulates our profitability from fluctuations in jet fuel prices, which are typically the largest and most volatile expense for an air carrier. Under our military contracts and most of our commercial passenger and cargo charter arrangements, our customers are responsible for the cost of jet fuel. In 2009, approximately 97% of our block hours were flown under either military or ACMI arrangements, in which the customer assumed the risk of fuel price volatility.

        We have a range of aircraft types in our fleet, which allows us the flexibility to cross-utilize the same aircraft in our military and commercial businesses, thereby maximizing aircraft usage and revenue while reducing unit costs. For example, we use the same fleet of freighter aircraft in the military business to transport military cargo to the Middle East and then commercial cargo on return trips via Asia to the United States. In addition, our combined fleet provides the military and our commercial customers a complete range of sizes of aircraft with long-range capability that can meet most of their operational requirements.

        Our freighter aircraft fleet is younger on average than that of a majority of our principal competitors, in the ACMI market resulting in relatively lower maintenance costs and higher fuel efficiency. All of our freighter aircraft are modern and are equipped with contemporary, digital, two crewmember cockpits.

These cockpits provide us with a cost advantage over older wide-body freighter aircraft, such as the B747-200 and DC-10, that require a third pilot or flight engineer to operate all flights.

Our Strategy

        Our strategy is to continue to be the leader in providing air transport services to the military while growing our commercial business.

        We plan to maintain our leadership in the AMC international program by maximizing our team's aircraft commitments to the CRAF, engaging the military on program improvements and continuing to match our aircraft offerings and capacity with the military's needs. We also plan to grow our military and commercial cargo businesses by using our MD-11 and B747-400 freighter fleets to meet the military's desire to use more modern, fuel-efficient aircraft and to address a similar desire we expect to exist in the commercial sector. For example, we have entered into arrangements to lease two B747-400 freighters, which will be delivered in the fourth quarter of 2010 and the first quarter of 2011.

        Our commercial cargo strategy is to capitalize upon the recovery of the air cargo transportation market. Given the current and anticipated increased demand for commercial air cargo transportation in improving economic conditions, coupled with a reduction in airlift capacity caused by the retirement of older freighter aircraft, such as DC-10s and B747-200s, we believe our fleet has the right mix of freighters to service our customers' needs. Across our industry, approximately 53% of the available B747-200s have been retired since December 2007. As the global economy and international trade continue to recover, we intend to explore opportunities to grow our freighter fleet to meet increased demand. For example, we have entered into arrangements to lease two B747-400 freighters which will be delivered in the fourth quarter of 2010 and the first quarter of 2011, and an arrangement to lease a MD-11 passenger aircraft, which will be delivered in the third quarter of 2010.

        We plan to grow our passenger charter business in certain specialty markets by leveraging our worldwide operating experience, our authority from the U.S. government and the long-range capabilities of our fleets. The U.S. carrier operating rights held by World and North American secure our access to the largest aviation market in the world. The traffic rights permitted under aviation bilateral agreements between the U.S. and a foreign country confer operating privileges that are limited to U.S. carriers and the airlines of the foreign contracting state. For example, while World and North American might have to compete with U.S. and Chinese carriers in respect of air traffic between the U.S. and China, they do not have to compete with third-country carriers in that market. Because of the size of the U.S. market, we believe this to be a significant advantage that World and North American hold over carriers licensed by countries with a small traffic base.

        We use our aircraft and crew to service scheduled operators' seasonal peak businesses. Our wide range of passenger aircraft offerings enable us to operate for a variety of customers, including servicing supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. We believe the experience developed from our military business gives us a competitive advantage in servicing customers that require the ability to change flight schedules on short notice or to operate to locations where most air carriers have limited experience and limited contacts with local vendors.

        We plan to continue delivering safe, high quality service to our customers. In order to meet our customers' needs, we prepare and train to operate to a variety of destinations, many of which are often remote. For example, North American is certified for extended twin-engine operations, referred to as ETOPS, in order to operate over-water up to 180 minutes from a landing field. World has received certification from the FAA to fly polar routings to reduce block hours on certain intercontinental flights.

        Both World and North American maintain modern, computerized operations control centers, which, via satellite communications, enable real-time tracking of our aircraft, so that we can quickly troubleshoot issues and communicate with our customers. We carry a fly-away kit of spare parts on our aircraft and also frequently operate our flights with mechanics and operations personnel onboard.

        As an integral part of our contract airlift business model, we maintain a competitive cost structure. We continuously seek opportunities to streamline our operations and reduce our unit costs. For example, the following initiatives are currently underway:

  •
  Streamline Operational Support Services—We are consolidating certain duplicate functions, including strategic sourcing for parts and services, travel arrangements for positioning crew, and engineering at World and North American into a single corporate organization charged with developing a more focused sourcing strategy and implementing operational process improvements, which we expect will ultimately drive additional cost savings.

  •
  Simplify Fleet—We currently operate six wide-body and narrow-body passenger and cargo aircraft types. We have an on-going initiative to simplify our fleet and, in 2009, we began to replace and retire DC-10 passenger and freighter aircraft. Currently, we are evaluating the retirement of our remaining DC-10 aircraft, subject to passenger requirements from the military and the availability of more efficient replacement aircraft. To date, our evaluation has included commercial discussions with our DC-10 lessor to determine the financial impact associated with the early termination of our DC-10 aircraft leases. This fleet simplification will allow World to further streamline maintenance, support functions and flight crew training, as well as improving crew utilization across its two remaining cockpit types.

  •
  Reduce Aircraft Lease Costs—We will continue to manage fleet capacity through near-term lease expirations and renewals. More than 85% of our aircraft lease contracts will expire over the next four years. Based on prevailing market conditions, we expect to be able to achieve significant reductions in aircraft rental or equivalent costs when we replace or renegotiate the operating lease terms of these aircraft. Current market lease rates are generally lower than the lease rates under our operating leases that we entered into in past years, reflecting changes in general economic conditions, the used aircraft market, and interest rates. For example, we signed operating leases for two B747-400 freighter aircraft in July 2010 that provide for significantly lower monthly lease rates than our prior leases for B747-400 freighter aircraft.

  •
  Reduce Commissions—Outside studies sponsored by the military have indicated that the level of commissions paid by the charter carriers operating AMC flights to their non-flying carrier teammates should be reduced. If these changes are implemented, World and North American would improve their profitability from flights operated on behalf of the AMC.

Military Passenger and Cargo

        AMC/CRAF Arrangements.    DOD, through the AMC, relies on commercial air carriers for more than 90% of its passenger and 40% of its cargo international air transport needs. The AMC awards flights to teams of air carriers through annual contracts. The teams are comprised of U.S. passenger and cargo air carriers that pledge aircraft to the CRAF to be available for activation by the U.S. government in times of need. Since its inception in 1951, the CRAF has only been activated twice: during Operation Desert Shield/Storm in 1990-1991 and during Operation Iraqi Freedom in 2003. In times of normal operating demand, the substantial majority of AMC missions are flown by a handful of charter carriers, including World and North American, which dedicate a large proportion of aircraft capacity to the program.

        Eligibility to participate in the AMC international program is limited to U.S. certificated air carriers that commit aircraft to the CRAF and can demonstrate a history of flight experience comparable to AMC missions, primarily international long range flights, with appropriate equipment, e.g., long range, overwater, heavy payload flights, access to flight crews and union rules that permit extended international missions with relatively short notice as to specific routes, and that otherwise meet rigid inspection, audit and qualification criteria.

        The AMC allocates flights, or missions, to air carrier teams proportionally based on the number of entitlement points of each team. Each participating air transport carrier earns entitlement points under a formula devised by the AMC, based on the number, size and capability of its aircraft pledged to the program. The members of each team enter into arrangements to determine the allocation of flights among the team members. Team agreements often set out priority rights to operate certain flights and the commissions paid to team members contributing entitlement points in excess of their share of team flights. Air carriers that contribute entitlement points to a team in excess of missions flown are generally large commercial airlines. These legacy carriers do not generally operate AMC flights except during a CRAF activation because of the disruption it causes to their core businesses, the remoteness of the destinations and their crew work rule restrictions. It is typical within the AMC international program for charter carriers to align themselves with the larger legacy carriers to maximize their team's entitlement. In return for the contribution of entitlement points, the legacy carriers are paid a commission out of the revenue a team receives for flying AMC missions. The AMC international program contracts are awarded annually and team arrangements and award allocations can change from year to year. Due to a delay in the AMC international contract solicitation process for government fiscal year 2011, the DOD has announced that contracts awarded for government fiscal year 2010 will be extended.

        There are more than 20 air transport carriers participating in the AMC international program, most of which are organized into and participate in one of three teams: the Alliance Team, the FedEx Team and the UPS Team. World is co-leader of the Alliance Team and, in combination with North American, we have been awarded the largest share of AMC passenger revenue in each of the last six fiscal years. Within the Alliance team, we currently have the right of first refusal to fly all long range military passenger flights and MD-11 freighter flights, and a second priority position on all B747 freighter flights.

        The Fiscal Year 2011 contract solicitation provides that AMC will begin awarding carriers entitlement points based on their past flying instead of just the number of aircraft they pledge to the CRAF. This change will benefit charter carriers with smaller fleets, such as us, that fly day-to-day military missions and act as a buffer against activation of the CRAF should the AMC require mobilization of additional airlift capacity. In addition, for government fiscal year 2010 and government fiscal year 2011, the AMC suspended a rule that reduced the number of entitlement points awarded to air carriers, such as us, that derive more than 40% of their revenue from the AMC international program.

        The AMC is also seeking ways to modernize the CRAF fleet, and we believe the AMC may make additional changes in government fiscal year 2012 to provide incentives for the use of modern aircraft. Based on our discussions with AMC we believe all of our aircraft, with the exception of our DC-10s, would qualify for these incentives. If these changes are implemented, the entitlement points awarded to us would likely increase, making us less reliant on paying commissions to other team members for their entitlement.

        We are paid by the AMC for flights based on the average costs of operations for all participating air carriers, weighted by the number of flights actually flown in the AMC international program, plus a fixed percentage margin, which the AMC sets annually. These rates are based on the capacity of the aircraft required by the AMC for a mission (measured in seats or tons), and the mileage of the mission. In addition, the AMC reimburses us for our fuel costs, eliminating our exposure to the risk of fuel price volatility. We render our invoices promptly after the completion of a mission and generally receive payments within 20 days of submission.

        The AMC has audit and inspection rights under our contracts, both with respect to our mission operating costs and compliance with the regulatory requirements of the program. In addition, the AMC measures our on-time performance, reliability and other similar performance measures. For example, we are required to maintain an 85% controllable on-time reliability record on a three-month rolling basis as measured by the DOD. Our right to fly missions can be affected by our performance.

        Military Passenger.    We have been transporting troops and their families around the world since 1952 during times of both conflict and peace and are the largest provider of air transport passenger services to the U.S. military. In 2009, we operated more than 1,500 passenger trips for the military using World and North American aircraft.

        We believe the military's demand for international passenger air transport services will remain significant even following further troop withdrawals from Iraq because of deployments to the many U.S. military bases located throughout the world. In 2009, in addition to the U.S. military personnel stationed in Iraq and Afghanistan, there were approximately 60,000 personnel stationed in other parts of the Middle East and Central Asia. Deployments outside those regions in locations such as Europe, Japan and South Korea totaled approximately 140,000 personnel. In 2008, we were the first carrier to begin operating passenger flights directly into Iraq, saving the military the time and cost of connecting troops from Kuwait. Over the last decade, we have supported many military operations including the following:

Year	Operation
2010	New Dawn (Iraq Region)
2010	Haiti Relief (Haiti)
2010	Juniper Stallion (Israel)
2010	Flintlock (Mali)
2010	BALTOPs (Latvia & Estonia)
2009	Falcon Talon (Oman)
2008–2010	African Lion (Morocco)
2008	PANMAX (El Salvador)
2007–2009	Shared Accord (Mozambique)
2007–2008	Iron Falcon (United Arab Emirates)
2005, 2007, 2009	Talisman Saber (Australia)
2003–2004	Cope Tiger (Thailand)
2003–2010	Iraqi Freedom (Iraq Region)
2001–present	Bright Star (Egypt)
2001–present	Enduring Freedom (Afghanistan Region)
2001–2009	Northern Edge (Alaska)
2000 to 2010	Balikatan (Philippines)
1999–present	Cobra Gold (Thailand)
1999–present	Ulchi Focus Lens (Korea)
1999–2005	Joint Guardian (Kosovo)
1999–2004	Joint Forge (Bosnia)
1999–2003	Northern Watch (Turkey)
1999–2003	Southern Watch (Saudi Arabia Region)
1999–2001	Phoenix Duke (Macedonia)
1999	Phoenix Hump (Egypt)

        While many of our flights operate between multiple U.S. commercial airports or military bases to overseas training exercise locations and contingency destinations, we also operate recurring flight schedules for the military, some of which are contracted and scheduled up to a year in advance. Among these are Patriot Express routings that operate weekly between U.S. gateways such as Baltimore, Norfolk and Seattle and overseas bases, in locations such as Japan, Germany, Italy, Turkey, Kyrgyzstan, Bahrain, Diego Garcia and Djibouti. We also operate "R&R" missions for the military in which troops are granted approximately fifteen-day leaves of absence in the U.S. during overseas deployments. The AMC currently contracts with carriers including World and North American to operate R&R flights on a regular basis between Kuwait and Atlanta and Dallas-Fort Worth airports. From these airports the troops typically connect on scheduled service carriers to their final destinations.

        The World fleet consists of large class wide-body MD-11 and DC-10 passenger aircraft while the North American fleet consists of the medium class wide-body B767 and narrow-body B757 aircraft. AMC passenger business awarded to us is flown by World or North American based on the passenger requirements and range of the specific mission. For the fiscal year ended December 31, 2009, World operated 24,018 block hours to the military passenger business, while North American operated 26,612 block hours.

        Revenue derived from our military passenger business accounted for 75% and 69% of our operating revenues for the years ended December 31, 2009 and 2008, respectively, and accounted for 58% and 49% of our block hours during such periods. For the six months ended June 30, 2010 and June 30, 2009 respectively, military passenger business accounted for 71% and 74% of our operating revenues and 56% and 59% of our block hours.

        Military Cargo.    We are the only provider of both passenger and cargo air transport services to the military. We have successfully grown our military cargo business in recent years with freighter aircraft provided by World. One factor in generating that growth is the military's increasing use of large contoured cargo freighters, which began in 2007. World's MD-11 freighter has an advantageous payload design and is modern, younger, and approximately 32% more fuel efficient than the B747-200 freighter, traditionally used for military air cargo transport. The AMC has indicated that it intends to direct over 20% of its wide-body cargo transport requirements to contoured freighters. As the largest operator of MD-11 freighter flights for the AMC, we are well-positioned to benefit from this greater use of contoured freighters.

        Another factor in the growth of our military cargo business is the increased use of the B747-400 freighter, with its greater fuel efficiency and increased payload compared to the older B747-200 freighter. In 2009, we began to operate our B747-400 freighters for the military transporting, among other things, M-ATVs to Afghanistan. In government fiscal year 2010, the AMC began offering certain B747 freighter missions that would only be performed by the higher-payload B747-400. These missions are paid at a 22% higher rate than all other B747 freighter missions.

        In addition to offering the military attractive fleet characteristics, we also work collaboratively with the military to develop innovative solutions to better address its air transport needs. For instance, we were the first carrier to load six M-ATVs on a B747 freighter mission, saving 16% on unit transportation costs for the military. We also recently worked with the military to identify ways to better utilize the MD-11 freighter to fly greater payloads with greater frequency.

        Revenue derived from our military cargo business accounted for 7% and 7% of our operating revenues for the years ended December 31, 2009 and 2008, respectively, and accounted for 6% and 5% of our block hours during such periods. For the six months ended June 30, 2010 and June 30, 2009, respectively, military cargo business accounted for 15% and 9% of our operating revenues and 11% and 8% of our block hours.

Commercial Cargo

        We conduct our commercial cargo business through World, which operates freighter aircraft primarily under contracts pursuant to which we provide the aircraft, crew, maintenance and insurance at a fixed rate per block hour. These contracts, known as ACMI contracts, provide our air cargo customers with the flexibility to outsource their cargo aircraft requirements, add supplemental capacity in existing markets and serve increased demand in seasonal markets, without reactivating older freighters or acquiring new freighters and related resources, such as flight crews. Under ACMI contracts, the customer is responsible for paying most operating expenses, including fuel. Our ACMI contracts include provisions whereby the customer commits to paying for a minimum amount of block hours each month, at a pre-determined block hour rate. Some of our contracts provide the customer a lower block hour rate for block hours flown above specified minimums. Our current ACMI cargo customers include ANA Aviation Services, Cargolux, Etihad Airways, and Jade Cargo.

        We also enter into full-service charter contracts with customers for which we are paid a higher block hour rate, but assume responsibility for fuel, handling, landing and other operating expenses. These contracts generally contain fuel reimbursement adjustments to limit our exposure to changes in fuel prices.

        Many of our full service commercial cargo contracts are operated as flights returning to the United States after the completion of a one-way military mission. The military pays a "one-way" rate for these missions, which includes additional compensation for the empty return flight to the United States. Instead of flying an empty aircraft directly back to the U.S., we are able to take advantage of the imbalanced Asia-Pacific U.S. trade flows by contracting a charter flight for that route. For example, aircraft returning to the United States from one-way missions to Afghanistan have frequently contracted commercial cargo charters from Asia-Pacific to the United States. This allows us to position the aircraft for our next military mission and increase our commercial cargo revenue. The revenue from the full service commercial charter more than offsets the expense of the time and extra distance flown.

        We believe that our modern, reliable, fuel-efficient fleet is particularly attractive to our commercial cargo customers. We are the largest ACMI operator of the modern MD-11 freighter and, in 2008, we introduced the modern B747-400 freighter into our fleet.

        Our commercial cargo business accounted for 11% and 9% of our revenues and 26% and 22% of our block hours for the years ended December 31, 2009 and 2008, respectively. For the six months ended June 30, 2010 and June 30, 2009, respectively, commercial cargo business accounted for 10% and 11% of our operating revenues and 26% and 25% of our block hours.

Commercial Passenger Charter

        We provide ACMI and full service passenger charters to government and commercial customers in certain specialty markets, including operating supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. Our range of passenger aircraft offerings enable us to operate for a variety of customers, including servicing supplemental peak capacity for other air carriers, political campaigns, professional sports teams, tour operators and concert tours.

        Our commercial passenger charters are operated by World or North American depending on the customer specification and preference for aircraft capacity and range.

        Our commercial passenger business accounted for 5% and 7% of our revenues and 8% and 8% of our block hours for the years ended December 31, 2009 and 2008, respectively. For the six months ended June 30, 2010 and June 30, 2009, respectively, commercial passenger business accounted for 4% and 5% of our operating revenues and 7% and 7% of our block hours.

Our Aircraft Fleet

        A core concept of our business model is having a flexible aircraft fleet, which has allowed us to cross-utilize the same aircraft in our military and commercial businesses to maximize aircraft utilization. As of June 30, 2010, our combined fleet consisted of 30 leased passenger and freighter aircraft, as described in more detail in the table below:

Aircraft Type	World	North American	Average Age (in years)	Lease Expiration Range (in months)
Boeing 757-200 (passenger)	—	5	11.2	22-47
Boeing 767-300ER (passenger)	—	5	14.8	10-45
Boeing 747-400 (freighter)	2	—	16.9	94-101
McDonnell Douglas MD-11 (freighter)	9	—	17.2	20-59
McDonnell Douglas MD-11 (passenger)	6	—	16.9	7-39
McDonnell Douglas DC-10-30 (passenger)	3	—	29.3	33-38

	20	10	16.7

        To meet increased cargo demand, World entered into contracts in July 2010 to lease two B747-400 freighters, each for a period of 72 months. One lease commences and the aircraft is scheduled to be delivered during the fourth quarter of 2010 and the other commences and the aircraft is scheduled to be delivered during the first quarter of 2011. In addition, World entered into an agreement to lease an MD-11 passenger aircraft, which is scheduled to be delivered during the third quarter 2010.

        We believe our staggered and relatively short lease terms allow us to respond and restructure our fleet costs as demand for our services changes. We also believe it will permit us the ability to renegotiate aircraft lease terms on more favorable terms over the next few years based on market conditions. We will carefully evaluate opportunities to acquire additional aircraft to grow our business.

        All of our freighter aircraft are equipped with modern, digital, two-man cockpits, which provide us with a cost advantage over older wide-body freighter aircraft, such as the B747-200, that require a third pilot or flight engineer to operate all flights.

        Our cargo fleet is built around the modern MD-11 freighter, which we believe, at full payload, provides the lowest transport costs per ton among large freighter aircraft for flights of more than 6 hours in length. We are the only significant ACMI operator of the MD-11 freighter. The MD-11 is also attractive to some of the largest air cargo companies, such as UPS, FedEx and Lufthansa, that already operate significant MD-11 freighter fleets. The MD-11 is particularly well-suited for operations within the following trade lanes due to its fuel and overall trip efficiency:

North America/South America	Europe/Middle East	Middle East/Africa
North America/Europe	Europe/Africa	Middle East/Asia
North America/Northeast Asia

        We introduced the modern B747-400 freighter into our fleet in 2008. The B747-400 is the largest commercial freighter currently in service, with greater payload capacity and range, better fuel efficiency and lower operating costs than the prior-generation B747-200 freighter, which is still operated by many of our competitors. The B747-400 freighter is typically used for long-range, large payload flights such as between Asia-Pacific and North America or Europe. The combination of capacity, range, fuel efficiency and cost characteristics of the B747-400 freighter results in lower unit costs for our military and ACMI contract customers, and reduces our operating expenses with respect to our full service contracts.

        All of our aircraft and related engines are subject to operating lease agreements under customary lease terms with the various lessors. Under the terms of these agreements, we are required to return the aircraft or engine in an agreed-upon condition at the end of the lease. Although title remains with the lessor, we are responsible during the lease term for maintenance, servicing, insurance, repair and overhaul. As of August 15, 2010, scheduled future minimum lease payments having non-cancelable terms of more than one year were approximately $603 million. For more information, see Note 6 to the consolidated financial statements included elsewhere in this prospectus.

Competition

        Our military passenger and cargo transport business is conducted through the AMC international program under one-year contracts with the military, for which we have made available a substantial number of our aircraft to be used by the military in support of its operations. We operate these flights as part of the AMC international program's entitlement-based contracts.

        A number of factors affect the amount of AMC business we are awarded. These factors include the number and type of aircraft we make available to the AMC international program, the number of other independent air carriers wishing to operate AMC international program missions, the willingness of scheduled service or dedicated cargo air carriers to commit aircraft to the CRAF and the manner in which AMC international program entitlement points are awarded. We endeavor to participate in a large team to maximize entitlement points available to team members. Within the team, we seek to maximize our percentage of team flights flown, both by our participation in the team leadership and by negotiating priority positions within the team for flights for which our aircraft are well suited. In the event we receive a reduction in our awards under the AMC international program, we intend to re-deploy available aircraft to our other lines of business.

        The market for commercial cargo services is highly competitive. We believe the most important bases for competition in the commercial cargo charter business include the fuel and trip efficiency of the aircraft fleet, the payload and cubic capacities of the aircraft and the price, flexibility, quality and reliability of the air transportation services provided.

        The MD-11 freighter, although a smaller part of the overall ACMI air cargo market, has increasingly become an attractive alternative to the B747-200 freighter due to its efficiency and capacity characteristics. As the largest operator of ACMI MD-11 freighters, we are well positioned for payloads that do not require the capacity of a B747 freighter. We do not have direct competition with air carriers operating ACMI MD-11 wide-body freighters, although we compete on an indirect basis with operators of other types of wide-body freighter aircraft.

        For larger cargo requirements traveling longer distances, we acquired two B747-400 freighters in 2008. The B747-400 is substantially more efficient than the predecessor B747-200 series and is also well positioned to compete for long-haul large payload ACMI customer requirements. Our principal direct commercial cargo competitors in the B747-400 ACMI market include Atlas Air, Air Atlanta Icelandic and Kalitta Air. Atlas Air currently operates over 20 B747-400 aircraft. Certain of our principal competitors have ordered Boeing 747-8 freighters and others have ordered B777 freighters, which could increase competition for long-haul large payload ACMI customers that we currently serve with our B747-400s. We believe, however, that because of the higher expected costs associated with operating B747-8 freighters and B777 freighters, any such competition will only affect a limited number of customers in the ACMI long-haul large payload sub-market.

        The competition in our passenger charter business is highly fragmented and includes both charter airlines and scheduled service airlines seeking to use marginal capacity. We believe that the most important criteria for competition in the passenger charter business include the range and passenger capacity of the aircraft, price per seat, and the flexibility and reliability of the air transportation service provided. In addition to competing with the major U.S. airlines that use their excess capacity for charters, we compete with specialty charter airlines such as Omni Air International, Ryan International Airlines and Miami Air. Many international scheduled and charter airlines also compete for charter business on non-domestic routes.

Employees

        As of July 31, 2010, we employed approximately 1,317 personnel at World, 724 personnel at North American and 81 personnel at our corporate headquarters, excluding employees on leave as footnoted below. The following table summarizes our personnel represented under collective bargaining agreements:

Employee Group	Number of Employees	Union	Contract Status
World:
Cockpit Crew(1)	469	IBT(3)	In negotiations
Flight Attendants(1)	441	IBT	Amendable as of 9/30/2012
Dispatchers	12	TWU(4)	Amendable as of 12/31/2013
North American:
Cockpit Crew(2)	165	ALPA(5)	Amendable as of 11/1/2012
Flight Attendants(2)	277	IBT	In negotiations

(1)
Excludes 11 cockpit crewmembers and 59 flight attendants on leave.

(2)
Excludes 12 cockpit crewmembers and 11 flight attendants on leave.

(3)
International Brotherhood of Teamsters.

(4)
Transport Workers Union.

(5)
Air Line Pilots Association.

        Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act. Under the Railway Labor Act, collective bargaining agreements generally contain "amendable dates" rather than expiration dates. The Railway Labor Act requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage bargaining process overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement or the National Mediation Board releases the parties to "self-help" such as strikes and lock-outs. We have only encountered one such "self-help" situation, when the World pilots conducted a nine-day strike in January 2006.

        While we believe we have good relations with our employees, any prolonged dispute with employees or work stoppages, whether or not the affected employees are represented by a union, could have a material adverse effect on our business, financial condition and results of operations. However, under our collective bargaining agreements, our flight crews are not permitted to strike on military flights.

Flight Operations and Aircraft Maintenance

        Each of our subsidiaries maintains a 24-hour operations center to enable the worldwide dispatch of our aircraft. We are able to dispatch maintenance and operations personnel and equipment as necessary to support flight operations around the world. Each of our subsidiaries uses both internal staff and third-party maintenance providers to maintain our aircraft under programs approved by the FAA.

        Primary maintenance activities include scheduled and unscheduled work on airframes and engines. Scheduled maintenance activities encompass those activities specified in a carrier's maintenance program approved by the FAA. The timing of scheduled maintenance is dependent on a number of factors relevant to the particular aircraft involved, including the type of aircraft and the number of calendar months, the number of block hours flown and the number of departures since the last scheduled maintenance. Unscheduled maintenance typically relates to unexpected parts breakage or damage. The costs necessary to adhere to these maintenance programs may increase over time, based on the age of the aircraft or engines or due to FAA airworthiness directives. Costs related to unscheduled maintenance are unpredictable.

        Under the FAA airworthiness directives issued pursuant to its aging aircraft program, we are subject to extensive aircraft inspections and may be required to undertake structural modifications to our fleet from time to time to address the problems of corrosion and structural fatigue. As part of the program, the FAA has issued airworthiness directives requiring additional aircraft modifications. It is possible that additional airworthiness directives applicable to the type of aircraft or engines included in our fleet could be issued in the future and that the cost of complying with such airworthiness directives could be substantial.

Insurance

        We carry the types and amounts of insurance that we believe to be customary in our industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers' compensation.

        Following the terrorist attacks of September 11, 2001, commercial aviation insurers significantly increased the premiums and reduced the amount of war-risk coverage available to commercial carriers. The U.S. government provides us with such "war-risk" insurance coverage through a program that currently is set to expire on December 31, 2010. We expect this government coverage to continue to be available for the foreseeable future, but if the government ceases this program and we must rely on commercial aviation insurers who provide war-risk coverage with substantially less desirable terms, then we may experience a material adverse effect on our financial condition and results of operations.

Regulation

        General.    We are subject to regulation by the Department of Transportation (DOT), the Federal Aviation Administration (FAA), the Transportation Security Administration (TSA) and numerous other governmental agencies as well as the equivalent agencies in foreign countries.

        The DOT principally regulates economic matters affecting air service, including air carrier citizenship, certification and fitness, insurance, operations for other carriers, allocation of route rights, authorization of proposed scheduled and charter operations, allocation of certain airport slots not controlled by the FAA, consumer protection and competitive practices. The DOT has the authority to investigate and institute proceedings to enforce its economic regulations and may assess civil penalties, order carriers to cease and desist from violations, revoke operating authority and seek criminal sanctions by referring criminal matters to the Department of Justice. Our air carrier certificates, originally issued to North American in 1990 and to World in 1948, authorize us to engage in scheduled air transportation within the United States, its territories and possessions and to various overseas destinations and to perform charter trips on a worldwide basis. The DOT may revoke or suspend any of these certificates, in whole or in part, for intentional failure to comply with certain provisions of the U.S. Transportation Code, or any order or regulation issued thereunder, or any term of such certificate after notice to the certificate holder and an opportunity to appeal. The DOT also may impose conditions or restrictions on air carrier certificates. Certain long-term ACMI agreements require separate authorization from the DOT.

        The FAA primarily regulates flight operations and aircraft maintenance, particularly matters affecting air safety, including airworthiness requirements for each type of aircraft, the licensing of pilots, mechanics and dispatchers and the training of flight crew and flight attendants. The FAA requires each carrier to obtain an operating certificate authorizing the carrier to conduct certain operations using specified equipment. We have, and maintain, FAA certificates of airworthiness for all of the respective aircraft of World and North American, and have the necessary FAA authority to conduct all operations that each carrier currently performs.

        If we fail to comply with FAA regulations, the FAA has the authority to modify, suspend temporarily or revoke permanently our authority, or that of our licensed personnel, to provide air transportation, after providing notice and opportunity for a hearing. The FAA can institute proceedings for the imposition and collection of civil penalties for the violation of certain FAA regulations. The FAA can revoke our authority to provide air transportation on an emergency basis, without providing notice and a hearing, where significant safety issues are involved. The FAA monitors our compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs frequent spot inspections of our aircraft, employees and records.

        The FAA also has the authority to issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future. In addition, the FAA mandates extensive recordkeeping practices for aircraft maintenance.

        The civil aviation security functions of the FAA were transferred to the TSA pursuant to the Aviation and Transportation Security Act. The TSA operates under the Department of Homeland Security and is responsible for all civil aviation security, including passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence, and security research and development. The TSA also has law enforcement powers and the authority to issue regulations. In cases of a national emergency, it may issue regulations without a notice or comment period.

        Based upon bilateral or multilateral aviation agreements between the United States and other nations, or, in the absence of such agreements, comity and reciprocity principles, we, as charter carriers, are generally not restricted as to the frequency of our flights to and from most foreign destinations. These arrangements generally allow us to carry passengers and cargo on flights between the United States and foreign destinations with considerable flexibility as to the intermediate points that may be served. Where charter services are not specifically authorized under these aviation agreements, they must be specifically approved by the civil aeronautics authorities in the relevant countries. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed. Charter provisions specifying the terms and conditions under which charter traffic may be carried are generally established either by the terms of the applicable bilateral agreement or by the country of origin of the charter traffic.

        We believe that we are currently operating in material compliance with DOT, FAA and TSA regulations and hold all necessary operating and airworthiness authorizations and certificates. A modification, suspension or revocation of any of our DOT or FAA authorizations or certificates could have a material adverse effect on our financial condition and results of operations.

        CRAF.    By participating in the CRAF program, we have committed that the DOD may activate our aircraft during national emergencies when the need for military airlift exceeds the capability of military aircraft and commercial aircraft flown for the AMC under normal, voluntary charter arrangements. Only twice, during Operation Desert Shield/Storm in 1990 and again during Operation Iraqi Freedom in 2003, has the CRAF been activated. CRAF program participation makes us eligible to bid on and be awarded certain contracts with the military for non-emergency airlift requirements. The DOD audits our operations, maintenance and safety procedures every two years.

        Foreign Ownership.    Under federal law and DOT regulations, we must be a citizen of the United States as defined by DOT. In this regard, we must be incorporated under the laws of the United States or one of the states, our president and at least two-thirds of our board of directors and key management officials must be U.S. citizens and not more than 25% of our voting interest may be owned or controlled by non-U.S. citizens. In addition, under existing precedent and policy, actual control of our Company must reside with U.S. citizens. As a matter of regulatory policy, the DOT has stated that it will not permit aggregate equity ownership of a domestic air carrier by non-U.S. citizens in an amount in excess of 25% in the case of ownership by citizens of countries not having liberal "open skies" bilateral agreements. Citizens of countries having open skies bilateral agreements may own additional non-voting equity taking the total foreign equity to 49%. We currently are in compliance with these ownership provisions.

        Other Regulations.    Various aspects of airline operations are subject to regulation or oversight by federal agencies other than the DOT, the FAA and the TSA. Employee relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and employee unions arising under collective bargaining agreements. We also are subject to the jurisdiction of the Federal Communications Commission regarding the utilization of radio equipment. In addition, U.S. Immigration and Customs Enforcement, U.S. Customs and Border Protection and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of our aircraft, passengers and cargo to ensure compliance with U.S. immigration, customs and import laws. Moreover, while our aircraft are in foreign countries, we must comply with the requirements of similar authorities in those countries. The U.S. Commerce Department also regulates the export and re-export of our U.S.-manufactured aircraft and certain equipment.

        We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

        Future Regulation.    The U.S. Congress, the DOT, the FAA, the TSA and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership and profitability. In the past, during a period of fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We cannot predict what other matters might be considered in the future by the FAA, the TSA, the DOT or the U.S. Congress, nor can we judge what impact, if any, the implementation of any future proposals or changes might have on our business.

Environmental Matters

        Our operations are subject to comprehensive federal, state and local laws and regulations relating to pollution and the protection of the environment, including those governing aircraft noise, the discharge of pollutants into the air and water, safe drinking water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls, and these permits are subject to modification, renewal and revocation by issuing authorities.

        The federal government imposes noise restrictions on commercial aircraft operations. In addition, many airports, both domestic and foreign, have established restrictions to limit noise, which can include limits on the number of hourly or daily flights and the time of such flights, including curfews. These limitations serve to protect the noise-sensitive communities surrounding the airport. As a result, we have been and may continue to be required to reduce our hours of operation at particular airports, to install noise abatement equipment on our aircraft or to change operational procedures during takeoff and landing. At the present time, we believe that our aircraft and operated flights are in material compliance with these and other local noise abatement requirements to which we are subject. On occasion, World and North American have experienced irregular operations resulting in violations of these requirements. We do not believe that any such restrictions or violations will have a material adverse effect on our business, financial condition or results of operations.

        At our aircraft maintenance facilities and the airports we serve, materials are used such as aircraft deicing fluids, fuel, oils and other materials that are regulated as hazardous under federal, state or local laws. We are required to maintain programs to protect the safety of the employees who use these materials and to manage and dispose of any wastes generated by the use of these materials in compliance with applicable laws. The EPA regulates operations, including air carrier operations that affect the quality of air in the United States, such as the discharge of aircraft emissions exhaust into the environment. We believe that World and North American have made all necessary modifications to their respective operating fleets to meet fuel-venting requirements and smoke-emissions standards. Although we believe that we are in compliance in all material respects with applicable environmental laws, we could incur substantial costs, including cleanup costs, fines, civil or criminal penalties, or third-party property damage or personal injury claims as a result of violations of, or liabilities under, environmental laws or noncompliance with the environmental permits required for our operations. In addition, the adoption of new or more stringent requirements could increase the cost of our operations, require significant capital expenditures or result in material restrictions on our operations.

        There is increasing global regulatory focus on climate change and greenhouse gas emissions. In particular, the United States and the European Union, or EU, have developed regulatory requirements that may affect our business. On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009. The Senate may consider the legislation in 2010. The current version of the proposed law would regulate greenhouse gas emissions through a cap and trade system. Several states have also developed measures to regulate emissions of greenhouse gases, primarily through the planned development of greenhouse gas emissions inventories and/or regional greenhouse gas cap and trade programs. In late 2009 and early 2010, the EPA adopted regulations requiring reporting of greenhouse gas emissions from certain facilities, updating the renewable fuels standard and is considering additional regulation of greenhouse gases under the existing federal Clean Air Act. In addition, the EU has adopted legislation to include aviation within the EU's existing greenhouse gas emission trading scheme effective in 2012. This legislation has been legally challenged in the EU but we may incur additional costs as a result of this legislation. While we cannot yet determine what the final regulatory scheme will be in the United States, the EU, or in any other areas in which we do business, such climate-related regulatory activity in the future may adversely affect our business and financial results.

Facilities

        Global and World share corporate offices located in Peachtree City, Georgia. The lease expires in 2019. North American leases office space at JFK International Airport in New York for its administrative employees. This lease expires in 2017. We generally lease facility space on a short-term basis at or near airports in support of our operations. We also maintain a spare parts warehouse near Hartsfield-Jackson International Airport in Atlanta. This lease expires in 2011.

Our History

        Global was incorporated under Delaware law on January 26, 2006 under the name "New ATA Holdings Inc." and acquired a controlling interest in ATA Holdings Corp. and ATA Airlines, Inc., on February 28, 2006. On August 14, 2007, we acquired World Air Holdings, Inc., the parent company of World and North American. Following the 2007 acquisition, Global had three principal subsidiaries: ATA, World and North American. Each of these air transport companies specialized in military passenger and/or cargo transport. ATA and North American historically operated scheduled service and charter passenger service, while World operated passenger charter and ACMI cargo services. The scheduled service operations of both ATA and North American ceased in 2008. On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code primarily due to the unexpected and, we believe, wrongful termination by FedEx of ATA Airline's military arrangement led by FedEx. See "—Legal Proceedings" for a description of this litigation.

        The Chapter 11 plan of ATA was approved and confirmed on March 26, 2009 and became effective on March 31, 2009. ATA is in the process of completing an orderly liquidation of its assets and winding down its bankruptcy estate, and all remaining assets are held in plan trusts. We have already received distributions from the ATA bankruptcy estate, and we may be entitled to receive additional distributions in connection with the liquidation of ATA once the litigation against FedEx is resolved. Except for one pending matter involving an ATA aircraft lease guaranteed by us, we are aware of no further financial liabilities arising out of ATA or its bankruptcy. See "—Legal Proceedings."

        Our principal executive office is located at 101 World Drive, Peachtree City, Georgia 30269, and our telephone number at this address is (770) 632-8000. Our corporate website is www.glah.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Legal Proceedings

        On February 9, 2009, Wilmington Trust Company, in its capacity as the trustee lessor to a 15-year lease agreement entered into by ATA on February 28, 2006, brought an action in the New York Supreme Court Commercial Division to enforce the guaranty provided by us of the performance of ATA under that lease. The plaintiff is seeking (a) approximately $333,000 plus interest on the lease; (b) the greater of (i) $35 million or (ii) the current market value of the aircraft; and (c) attorneys' fees and costs. The lease provides for interest rates of between 8.25% to 9.64% with respect to various amounts owed under its terms. The outcome of the litigation cannot be predicted and is dependent upon many factors beyond our control. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the United States District Court for the Southern District of Indiana, Indianapolis Division, against FedEx for breach of a three-year contract with ATA for military flying. FedEx has denied that the FedEx contract is a valid and binding agreement and has filed a counterclaim for ATA's alleged breach of the FedEx contract as a result of ATA's cessation of operations. The counterclaim is solely posed against ATA and does not affect us or our operating subsidiaries. FedEx filed a motion for summary judgment that was denied on June 24, 2010. Accordingly, we anticipate that the FedEx litigation will proceed to trial, which is currently scheduled for October 2010. ATA is seeking damages against FedEx for breach of contract in the total amount of approximately $94 million (approximately $66 million in damages for lost revenue and approximately $28 million in damages resulting from the purchase of DC-10 aircraft to perform the contract). On September 16, 2010, the court granted FedEx's motion to exclude ATA's claim for approximately $28 million in damages for the DC-10 aircraft purchase. This ruling is preliminary and the court could change its position during the trial depending upon the evidence presented. In accordance with ATA's Chapter 11 plan approved by the U.S. Bankruptcy Court, approximately 85% of any net damages recovered (after deduction of the expenses associated with the litigation) may be available for distribution to us. If we receive ATA distributions totaling more than $5 million, we are obligated pursuant to the terms of the indenture governing the First Lien Notes to use all such distributions to offer to purchase at par any outstanding First Lien Notes, and then, if remaining distributions total more than $1.3 million, we must offer to prepay, without premium, indebtedness outstanding under the Second Lien Loan equal to the entire amount of such remaining distribution. Any funds not so used would be available to us for general corporate purposes.

        In addition, from time to time we may be a party to claims that arise in the ordinary course of business, none of which, in our view, is expected to have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

        Set forth below is information with respect to our directors and executive officers as of the date of this prospectus, except as otherwise indicated.

Name	Age	Position
Robert R. Binns	46	Chairman of the Board, Chief Executive Officer
Charles P. McDonald	45	President
William A. Garrett	45	Executive Vice President and Chief Financial Officer
Brian T. Bauer	43	Executive Vice President and Chief Commercial Officer
Jeffrey W. Wehrenberg	50	Senior Vice President and Chief Operating Officer, North American
Larry Montford	53	Senior Vice President and Chief Operating Officer, World
Mark M. McMillin	56	Senior Vice President, General Counsel and Secretary
Jeffrey Sanborn	63	Senior Vice President, Corporate Strategy
David J. Matlin	49	Director
Peter H. Schoels	37	Director
Lawrence M. Teitelbaum	55	Director
Marjorie Bowen	45	Director
Mark Palmer	44	Director
Jason New	41	Director
William Stockbridge	61	Director
General Duane H. Cassidy	76	Director
Jean-Peter Jansen	60	Director

        Robert R. Binns has served as our Chief Executive Officer and as a director on our board of directors since April 2008. He had previously served as Chief Marketing Officer of Global from September 2007 to April 2008. Prior to that, he served as Chief Marketing Officer of World from August 2005 to September 2007. He joined World in April 2004 as Senior Vice President of Marketing and Planning. Prior to joining World, Mr. Binns was President and Chief Executive Officer of TransMeridian Airlines from April 2002 to April 2004 and previously had been its Chief Financial Officer from December 2001 to April 2002. Mr. Binns was Vice President and Controller for the technical division of Pegasus Aviation from April 2000 through December 2001, and also spent several years with TWA in a variety of positions, including General Auditor. Prior to that he worked as an auditor for the accounting firm of KPMG LLP in London. Mr. Binns began his career with a political lobbying firm in London that specialized in transportation issues. He holds an MBA in Finance from the University of Kansas and a Master's degree in Political Behavior from Essex University in England. Mr. Binns' experience in the airline industry with legacy and charter airlines brings vast knowledge and perspective on the issues we face in our industry in both the military and commercial sectors.

        Charles P. McDonald has served as our President since April 2008. Prior to assuming this position, he served as Executive Vice President and Chief Airline Officer of Global from February 2008 to April 2008. He previously held the positions of Senior Vice President and Chief Operating Officer of World from April 2005 to January 2008 and Senior Vice President of Operations May 2004 to April 2005. His current responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, Human Resources and Global Shared Services. Mr. McDonald has over 23 years of aviation experience, including Chief Operating Officer of TransMeridian Airlines from 1999 to 2004. Prior to this position, Mr. McDonald has held senior-level positions with British Aerospace Regional Aircraft from 1995 to 1999 and with AMR Corporation from 1988 through 1995, including Director of Aircraft Maintenance for Flagship Airlines. Mr. McDonald is a graduate of Spartan College of Aeronautics, is a licensed aircraft maintenance technician and an honorably discharged veteran of the United States Army.

        William A. Garrett has served as our Executive Vice President and Chief Financial Officer since November 2007. In this role, Mr. Garrett has direct responsibility over all aspects of our financial departments and related functions. During 2007, Mr. Garrett was previously a consultant to MatlinPatterson Global Advisers LLC, providing senior advisory and restructuring management services to its international aviation investments. Prior to providing these consulting services to MatlinPatterson Global Advisers LLC, from 2000 through 2007, Mr. Garrett served as the Chief Operating Officer and the Executive Vice President and Chief Financial Officer of Gemini Air Cargo, an international cargo airline operating wide-body, freighter aircraft primarily under ACMI contracts. Mr. Garrett served as the Chief Financial Officer of Vanguard Airlines, Inc., a domestic passenger airline, from 1996 through 1999. Prior to entering the airline industry, Mr. Garrett spent nine years in public accounting, providing accounting, auditing, merger, acquisitions and transactional services, most recently with Ernst & Young LLP and initially with PricewaterhouseCoopers LLP. While in public accounting, Mr. Garrett had a concentration in transportation and high growth companies. Mr. Garrett holds a BS in Business Administration and Accounting from Washington and Lee University.

        Brian T. Bauer has served as our Executive Vice President and Chief Commercial Officer since June 2010. His current responsibilities include business and market development; market research and planning; strategic direction for passenger and cargo sales; and corporate planning. Mr. Bauer has over 21 years of aviation experience. Prior to joining Global, Mr. Bauer served as President of Evergreen International Airlines from 2006 to June 2010. Prior to this position, Mr. Bauer served in a variety of management and executive positions at Evergreen Aviation Ground Logistics Enterprises including President, Executive Vice President, and Vice President of Operations.

        Jeffrey W. Wehrenberg has served as Senior Vice President and Chief Operating Officer of North American since February 2006. His current responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, and Human Resources. Prior to joining North American, Mr. Wehrenberg held a variety of executive leadership positions including President of New Heights Aviation Services, LLC, President and Chief Operating Officer at Chicago Express Airlines (ATA Connection), Senior Vice President of Operations and Chief Operating Officer for TransMeridian Airlines, Vice President of Ground X Operations for Mesaba Aviation (Northwest Airlink), and Vice President—Customer Service at Express Airlines (Northwest Airlink). Mr. Wehrenberg also worked with World in a consulting capacity in 2005.

        Larry Montford has served as Senior Vice President and Chief Operating Officer of World since February 2008. His current responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, and Human Resources. He previously held the position of Vice President of Technical Operations for World from March 2004 to February 2008. Prior to joining World, Mr. Montford served as Vice President, Technical Operations, of Air Jamaica Ltd. Mr. Montford served with US Airways, Inc. as Director—Line Maintenance from February 2003 to October 2003. From July 1998 to February 2003, Mr. Montford had served US Airways, Inc. as Director of Base Maintenance in Charlotte, North Carolina and held similar positions in Tampa, Florida, and Philadelphia, Pennsylvania, where he was responsible for all Line and Base Maintenance activities. Mr. Montford also spent several years with Northwest Airlines in a variety of management positions, including Director of Base Maintenance in Duluth, Minnesota. He holds a BS in Business Administration from Georgia State University.

        Mark M. McMillin has served as our Senior Vice President, General Counsel and Secretary since August 2007. Prior to our acquisition of World Air Holdings, he served as the General Counsel and Corporate Secretary of World Air Holdings from September 2004 to August 2007 (acting as Interim General Counsel from January 2005 until his formal appointment to General Counsel in May 2005). Previously, Mr. McMillin had served as the Assistant General Counsel of World from December 2003 to September 2004. Mr. McMillin has over 20 years of general corporate, transactional and litigation experience, including serving as general counsel for telecommunication and pharmaceutical companies and is a member of the New York, Connecticut, Virginia state and Washington D.C. bars. Prior to entering the legal profession, Mr. McMillin was commissioned an officer in the U.S. Army and served as a platoon leader with the 11th Armored Cavalry "Black Horse" Regiment in Germany during the Cold War, after which he was honorably discharged at the rank of captain. Mr. McMillin obtained his JD degree from The John Marshall Law School in Chicago, Illinois, and his BA in History from Canisius College in Buffalo, New York.

        Jeffrey Sanborn currently serves as our Senior Vice President, Corporate Strategy. Mr. Sanborn was appointed Chief Marketing Officer for Global Aero Logistics Inc. in April 2008 and served in that role until June 2010. Mr. Sanborn joined World in January 2002 as Director—Corporate Strategy & Fleet Planning and was promoted to Vice President of Corporate Planning for World Air Holdings in 2005. He was named Vice President of Market Planning for Global Aero Logistics in 2007. Prior to joining World, Mr. Sanborn was at Delta Air Lines for more than 30 years, where he held a variety of management positions in international alliances, route development, strategic planning and business development. He holds an MBA from Suffolk University in Boston, Massachusetts and a BBA from the University of Massachusetts.

        David J. Matlin has served as a director on our board of directors since November 2006. Mr. Matlin serves as the Chief Executive Officer of MatlinPatterson Global Advisers LLC, a $9 billion private equity firm that he co-founded in 2002 in a spin-off from Credit Suisse First Boston. Prior to the formation of MatlinPatterson Global Advisers LLC in 2002, Mr. Matlin was a Managing Director at Credit Suisse First Boston and the head of its Distressed Securities Group since its formation in 1994. Prior to joining Credit Suisse First Boston, Mr. Matlin was co-founder and Managing Director of Distressed Securities of Merrion Group, L.P., a successor to Scully Brothers & Foss L.P., from 1988 to 1994. Mr. Matlin serves on the board of directors of Standard Pacific Corp. and Flagstar Bank. Mr. Matlin holds a BS in Economics from the University of Pennsylvania's Wharton School of Business and a JD from the UCLA School of Law. Mr. Matlin brings extensive knowledge of financial restructuring and corporate finance.

        Peter H. Schoels has served as a director on our board of directors since March 2006. Mr. Schoels joined MatlinPatterson Global Advisers LLC in 2002 as a Partner and currently serves as its Managing Partner. Prior to joining MatlinPatterson Global Advisers LLC, Mr. Schoels served as a member of Credit Suisse First Boston's Distressed Securities Group, making investments in North America, Latin America, Europe and the CIS. Prior to joining Credit Suisse First Boston, Mr. Schoels served as Director of Finance and Strategy for Tradeledger and Knowledge Platform, both subsidiaries of Itim Group Plc. Prior to these roles, he was Manager of Mergers and Acquisitions for Ispat International NV, specializing in buying distressed steel assets in emerging markets. Mr. Schoels serves on the board of directors of Standard Pacific Corp. Mr. Schoels is a Belgian citizen and holds a BA in International Business from Eckerd College in St. Petersburg, Florida and an MBA from U.B.I. (University of Wales and Mercer University) in Brussels, Belgium. Mr. Schoels brings extensive knowledge of financial restructuring and corporate finance.

        Lawrence M. Teitelbaum has served as a director on our board of directors since February 2006. Mr. Teitelbaum joined MatlinPatterson Global Advisers LLC as a Partner and Chief Financial Officer in October 2002. He was previously Chief Financial Officer of Fenway Partners from 1996 to 2002. Prior to Fenway Partners, Mr. Teitelbaum was Treasurer and Vice President for Financial Planning for Petrie Retail Inc. following an extensive career at Ernst & Young LLP. While at Ernst & Young, he provided due diligence and investment advisory services to private equity clients on more than 30 leveraged buyout transactions. Mr. Teitelbaum began his career as Chief Accountant for Real Estate at Madison Square Garden. Mr. Teitelbaum holds a BS in Accounting from the State University of New York at Buffalo and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. Mr. Teitelbaum brings extensive knowledge of financial restructuring and corporate finance.

        Marjorie Bowen has served as a director on our board of directors since April 2008. From 1989 to 2007, Ms. Bowen served as Managing Director of Houlihan, Lokey, Howard & Zukin in Los Angeles and New York and was the National Director of the firm's Fair Opinion Practice. She also served as a member of its Financial Advisory Services—Management Committee. Currently, Ms. Bowen serves on the board of directors for Texas Industries, Inc. and The Talbots, Inc. as well as the board of Euromax Holdings. Ms. Bowen holds a BA from Colgate University, where she graduated cum laude in 1987, and an MBA in Finance from the University of Chicago. Ms. Bowen provides our board with a strong mix of skills and experience in areas including financial review and analysis, strategic planning, transaction expertise, professional services and corporate governance.

        Mark Palmer has served as a director on our board of directors since December 2008. Mr. Palmer joined MatlinPatterson Global Advisers LLC in January 2008 as a Partner. Prior to joining MatlinPatterson Global Advisers LLC, Mr. Palmer was a partner in the law firm of Bracewell & Giuliani LLP, where he served as the chair of the firm's Private Investment Funds Practice and as the head of the Corporate Practice in New York. Before joining Bracewell & Giuliani LLP, Mr. Palmer was the head of the New York Corporate Practice of the international law firm Linklaters as well as a partner with the law firm of Stroock & Stroock & Lavan LLP. Mr. Palmer holds a JD from Columbia University and a BA from the University of South Florida. Mr. Palmer brings extensive knowledge of financial restructuring and corporate finance.

        Jason New has served as a director on our board of directors since September 2009. Mr. New is a Senior Managing Director and co-Head of Distressed Investing for GSO Capital Partners LP (GSO). Mr. New focuses on managing GSO's public investment portfolio with a specific emphasis on stressed and distressed companies and on sourcing direct distressed investment opportunities. Mr. New is also a member of the GSO Investment Committee. Before joining GSO in 2005, Mr. New was a senior member of Credit Suisse's distressed finance group. Mr. New joined Credit Suisse in 2000 when it acquired Donaldson, Lufkin & Jenrette (DLJ) where he was a member of DLJ's restructuring group. Prior to joining DLJ in 1999, he was an associate with the law firm of Sidley Austin LLP where he practiced law in the firm's corporate reorganization group. Mr. New is a director of Cheniere Energy, Inc. Mr. New received a J.D. from Duke University School of Law and a B.A., magna cum laude, from Allegheny College. Mr. New brings extensive knowledge of financial restructuring and corporate finance.

        William Stockbridge has served as a director on our board of directors since September 2009. He is Managing Director of Hillview Aviation Ltd., an Irish registered aircraft leasing and trading company, specializing in cargo aircraft and freight operations. Hillview is a wholly owned subsidiary of Diplomat Freight Service, a major U.S. based cargo brokerage firm. Mr. Stockbridge is also an Independent Trustee of PALS (Pegasus Aircraft Lease Securitization) 1999, 2000 and 2001 since their inception in the various years. Previously he held the position of non-Executive Chairman of Tradewinds, a US121 cargo airline, specializing in providing ACMI flying for various customers. Prior to this, he was CEO of MAXjet Airways, a US121 passenger airline providing all-business class wide-body international service, having originally held the position of Chairman of the Board of MAXjet Airways from its founding in 2004 through November 2006 and was the President and CEO from November 2006 until July 2008. He was instrumental in the launch of the A330-200F freighter, and consulted with AirCastle for their purchase of fifteen of the aircraft type. Mr. Stockbridge has more than 30 years experience in cargo and passenger airlines as well as aircraft leasing. He was Founder, President and CEO of Gemini Air Cargo, an ACMI operator of DC10 and MD-11 freighters. Following this, Mr. Stockbridge served as the President and Chief Executive Officer of Centurion Air Cargo, a Miami-based international cargo airline operating a fleet of

DC10-30F aircraft and served on the board of the parent company building Centurion and a sister company, Cielos del Peru, into the largest cargo airline in Miami. Prior to this he was President and CEO of Potomac Capital Leasing Group, an aircraft leasing company based in Washington D.C. In his earlier career, he was on the start-up teams of Presidential Airways and People Express as well as holding engineering positions with Pan Am, Seaboard World Airlines and Grumman Aerospace. Mr. Stockbridge is a licensed pilot and engineer, and was a recent member of the President's advisory board of Embry-Riddle Aeronautical University, his alma mater. Mr. Stockbridge graduated from the College of Aeronautics in 1973 with an AS degree, cum laude, in Aviation Maintenance Technology and from Embry-Riddle Aeronautical University in 1975 with a BS degree in Aviation Maintenance Management. Mr. Stockbridge's experience in the airline industry with legacy and charter airlines brings vast knowledge and perspective on the issues we face in our industry in both the military and commercial sectors.

        General Duane H. Cassidy (USAF Ret.) served on our board of directors from April 2006 through March 10, 2008, and was re-appointed to our board on June 29, 2010. From 2008 to 2010, General Cassidy served as advisor to the President and Chief Operating Officer of Global. General Cassidy attained the rank of four stars in 1985 and served as Commander in Chief of the Military Airlift Command and the U.S. Transportation Command before retiring in 1989. Upon retirement, General Cassidy joined CSX Corporation and served in senior management positions as President of CSX/Sealand logistics, Senior Vice President for Sales and Marketing of CSX Transportation and as the Corporate Senior Vice President and Chairman of the Commercial Board before retiring in 2000. Since retirement from CSX, he has served on several boards, including Forward Air, Inc., Howmet Inc. and ATA Airlines, and consulted principally in the field of transportation. General Cassidy holds a BS in Geography from University of Nebraska and a MS from Troy State University. General Cassidy has attended management schools at The Kellogg School of Northwestern University and at the Kennedy School of Government at Harvard University. General Cassidy currently serves on the board, as immediate past Chairman, of the Airlift/Tanker Association and on the board of the Special Operations Warrior Foundation. He served as a Commissioner on a Base Realignment and Closure Commission and recently co-chaired a similar commission for the Governor of the State of Florida. General Cassidy brings a vast knowledge of our business through his experience in the military and transportation industry. He has also previously served as a member of our board of directors. General Cassidy served as Commander-in-Chief of the Military Airlift Command and U.S. Transportation Command, bringing tremendous experience with military transporation to our board.

        Jean-Peter Jansen has served as a director on our board since August 2010. Mr. Jansen joined Lufthansa in 1976 where he held senior management positions in a variety of divisions including technical, purchasing, fleet planning and finance. Mr. Jansen was appointed to the executive board of Lufthansa Cargo with responsibility for logistics and production in 1999. Mr. Jansen became the Chairman of the executive board in 2000 and remained in that position until he retired in 2006. Mr. Jansen served on the boards of a number of other companies, including the supervisory boards of LSG Sky Chefs Germany, Jettainer GmbH and AeroLogics GmbH. Mr. Jansen is currently an independent aviation consultant. Mr. Jansen studied economics in Hamburg at Universität Hamburg and Muenster at Westfälische Wilhelms Universität. Mr. Jansen's experience in the airline industry brings vast knowledge and perspective on the issues we face in the industry.

Other Information Regarding Directors and Executive Officers

        Mr. Binns served as Chief Marketing Officer of ATA from September 2007 through March 2008. On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code, primarily due to the unexpected and, we believe, wrongful termination by FedEx of ATA's military teaming arrangement led by FedEx.

        Mr. Binns served as President and Chief Executive Officer of TransMeridian Airlines, a charter operator headquartered in Atlanta, Georgia, from April 2002 to April 2004. Mr. McDonald served as

Chief Operating Officer of TransMeridian Airlines from 1999 to 2004. On September 29, 2005, TransMeridian Airlines was liquidated under Chapter 7 of the U.S. Bankruptcy Code.

        Mr. Garrett served as the Chief Operating Officer and previously as the Chief Financial Officer of Gemini Air Cargo, an international cargo airline, from 2000 to 2007. Mr. Stockbridge served as President and Chief Executive Officer of Gemini Air Cargo, an international cargo airline, from 1996 to 2002. In March 2006, Gemini Air Cargo filed a voluntary petition under Chapter 11 of U.S. Bankruptcy Code. In August 2006 the airline emerged from bankruptcy reorganization in a debt restructuring involving a debtor in position and exchange of debt for equity. In the early summer of 2008 Gemini filed again for bankruptcy protection. Gemini Air Cargo ceased operations on August 12, 2008.

        Mr. Stockbridge served as the Chairman of the Board of MAXjet Airways, Inc. from June 2004 to November 2006. He also served as the President and CEO of MAXjet from November 2006 to July 2008. On December 24, 2007, MAXjet filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and ceased operations.

Employment Agreements

        On January 1, 2009, we entered into amended and restated employment agreements with each of the named executive officers, primarily for the purpose of complying with Section 409A of the Internal Revenue Code. The following is a description of the material terms of the employment agreements with the named executive officers.

        The employment agreements provide for indefinite terms of employment that may be terminated by the Company or the named executive officer at any time for any reason, or no reason. If the Company terminates the named executive officer's employment without "cause," or the named executive officer terminates his employment for "good reason," then the named executive officer is entitled to certain severance benefits. The named executive officer or his spouse and dependent children, as applicable, are also entitled to certain severance benefits if his employment is terminated due to his death or disability. The definitions of "cause" and "good reason," and the severance benefits payable to each named executive officer are discussed in detail in the section titled "Potential Payments Upon Termination or Change in Control."

        Under the employment agreements, the named executive officers receive a base salary and are eligible to participate in the Company's annual incentive bonus at specified percentages of their base salary, as adjusted based on the financial targets actually achieved by the Company during the year (both as specified below). Each named executive officer is eligible to receive equity awards pursuant to the Company's equity incentive plans, perquisites generally provided to other executive officers of the Company, and travel benefits on Company airlines. The named executive officers also receive personal time off and are eligible to participate in the Company's employee benefit plans. The employment agreements with the named executive officers also include non-disclosure, non-competition, non-solicitation of employees, non-interference with contractors and vendors, and nondisparagement restrictive covenants that are applicable for certain periods after the named executive officer terminates employment with the Company.

        Robert R. Binns is employed as the Chief Executive Officer and receives an annual base salary of $525,000, increasing to $570,000 effective November 1, 2010. His employment agreement provides for his participation in the Short-Term Incentive Plan, referred to as the STIP, with a target payout of 100% of his base salary.

        William A. Garrett is employed as the Executive Vice President and Chief Financial Officer and receives an annual base salary of $350,000, increasing to $365,000 effective November 1, 2010. His employment agreement provides for his participation in the STIP with a target payout of 75% of his base salary. Until October 31, 2009, his employment agreement also entitled Mr. Garrett to reimbursement for out-of-pocket expenses, including commuting expenses from his home, and a car and housing allowance of

$3,000 per month. Mr. Garrett's employment agreement was amended on December 15, 2009, to provide that he would receive a monthly car and housing allowance of $2,000 until October 31, 2010. On September 16, 2010, Mr. Garrett's employment agreement was further amended to extend the monthly car and housing allowance of $2,000 until October 31, 2011.

        Charles P. McDonald is employed as the President and such additional executive positions as the Company may designate, and receives an annual base salary of $400,000, increasing to $425,000 effective November 1, 2010. His employment agreement provides for his participation in the STIP with a target payout of 75% of his base salary.

        Mark M. McMillin is employed as the Senior Vice President, General Counsel & Corporate Secretary and receives a base salary of $250,000. His employment agreement provides for his participation in the STIP with a target payout of 60% of his base salary.

        Brian T. Bauer is employed as the Executive Vice President and Chief Commercial Officer and receives a base salary of $325,000. His employment agreement provides for his participation in the STIP at 75% of his base salary. Mr. Bauer received a signing bonus of $100,000 that must be repaid on a prorated basis if he resigns within 12 months of his start date. He is not eligible to receive any awards under our current equity compensation plans until he completes one year of service with the Company.

        Jeffrey Sanborn is employed as Senior Vice President, Corporate Strategy and receives a base salary of $275,000. His employment agreement provides for his participation in the STIP at 60% of his base salary.

Board of Directors

        Our board of directors currently consists of ten directors, four of whom, Messrs. Matlin, Palmer, Schoels and Teitelbaum, are associated with our majority stockholder, MatlinPatterson. Mr. New is associated with GSO Capital Partners LP ("GSO") and acts as investment adviser to certain lenders under our Second Lien Loan, and was designated by GSO pursuant to a letter agreement between us, GSO and our majority stockholder.

        Ms. Bowen, Mr. Jansen, Gen. Cassidy and Mr. Stockbridge are "independent," as that term is defined in the rules of the NASDAQ Global Select Market.

        We are eligible to rely on the controlled company exception under NASDAQ Marketplace Rule 4350 from the independence requirements related to the majority of our board of directors and our compensation committee and nominating and corporate governance committee. Pursuant to NASDAQ Marketplace Rule 4350, a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors and that the compensation committee and nominating committee of such company be comprised solely of independent directors. As of the date of this prospectus, MatlinPatterson has over 90% of our outstanding voting power, which would qualify us as a controlled company eligible for exemption under the rule. We expect to remain a controlled company immediately following the completion of this offering and to take advantage of the related exemptions described above.

Committees of the Board of Directors

        Pursuant to our amended and restated by-laws, our board of directors is permitted to establish committees of one or more directors from time to time as it deems appropriate. Currently, our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

        The membership and function of each committee are described below.

Audit Committee

        The audit committee assists our board of directors with its oversight of the accounting and financial reporting processes of the Company and audits of the financial statements by assisting with monitoring the integrity of the Company's financial statements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and internal auditors.

        Ms. Bowen, Mr. Jansen, Mr. Stockbridge and Mr. Teitelbaum currently serve on the audit committee and each are "audit committee financial experts" as defined in regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Ms. Bowen, the audit committee chairperson, Mr. Jansen and Mr. Stockbridge are deemed to be "independent," as that term is defined by Rule 10A-3(b)(i) under the Exchange Act and the rules of the NASDAQ Global Select Market, for purposes of the audit committee.

Compensation Committee

        The compensation committee of our board of directors currently consists of Mr. Schoels, Gen. Cassidy, Mr. Palmer and Ms. Bowen. The compensation committee's main objectives are to attract and retain high quality employees by providing competitive compensation packages and to align stockholder interests and management rewards by providing meaningful incentive opportunities to be earned by management. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee

        Gen. Cassidy, Mr. Jansen, Mr. Palmer and Mr. Stockbridge currently serve on the nominating and corporate governance committee. The nominating and governance committee will assist our board of directors in implementing sound corporate governance principles and practices. Our nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of Ethics

        Our code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Philosophy and Objectives

        In connection with the compensation committee's responsibility of determining and approving the compensation for our management employees, including our Chief Executive Officer (CEO), Chief Financial Officer and three other most highly compensated executive officers (our named executive officers), its primary objectives are to:

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  attract and retain high quality management employees by providing total compensation opportunities with a combination of compensation elements that are competitive and comparable to those offered by peer companies in the aviation industry; and

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  align stockholder interests and management rewards by providing meaningful incentive opportunities to be earned by management if they meet pay-for-performance standards designed to increase long-term stockholder value.

        Therefore, the compensation packages we provide to management, including the named executive officers, include both cash and stock-based compensation that reward performance as measured against pre-established goals.

        In determining compensation for a specific named executive officer, the compensation committee considers many factors, including the nature of the individual's job, the individual's job performance compared to individual goals and objectives established at the beginning of the year, the individual's historical performance at the Company and experience level in the individual's current position, the individual's and the position's ability to impact our performance and the achievement of our objectives, the compensation levels of competitive jobs and our financial performance. In considering compensation levels of competitive jobs, the compensation committee benchmarks key elements of total compensation (such as base salary, annual cash bonuses and other cash incentive bonuses, and long-term equity incentive awards) against similar elements of compensation provided by the Company's peer group of air courier, air transport, and commercial air service providers. The compensation committee gives moderate weight to these comparisons. The compensation committee does not have a policy for setting the compensation of the Company's executive officers within a specified range of compensation levels of the Company's peer group of companies.

        The compensation committee reviews the total compensation for the named executive officers but sees each element as distinct. The compensation program is designed to provide a proper balance of fixed versus variable and cash versus equity compensation in order to align both short and long-term interests with overall business objectives. We have no specific formula for allocating between cash and non-cash compensation. Actual earned compensation may increase when performance is outstanding relative to company goals. To the extent that performance goals are not achieved, compensation may be negatively impacted.

        Our named executive officers for the year ending December 31, 2009 were Robert R. Binns (CEO), William A. Garrett (Executive Vice President and Chief Financial Officer), Charles P. McDonald (President), Mark M. McMillin (General Counsel), and Jeffrey Sanborn (Chief Marketing Officer). Mr. Sanborn resigned from his position as Chief Marketing Officer in June of 2010 and now serves as our Senior Vice President, Corporate Strategy.

The Compensation Committee's Processes and Procedures

        The compensation committee has the authority to make all final decisions related to compensation of each of the named executive officers, including the CEO. The compensation committee reviews the compensation of the CEO and other executive officers at least annually.

        The compensation committee's primary processes and procedures for establishing and overseeing the compensation of its named executive officers include the following:

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  Meetings.  The compensation committee holds meetings at least annually; the committee met one time in 2009, five times in 2008, and two times in 2007. Compensation committee meeting agendas are typically established in consultation with the CEO. In addition, members of the compensation committee often meet informally both among themselves and with members of management to discuss issues related to compensation. The chairman of the compensation committee is Peter Schoels, and Marjorie Bowen is an independent member of the committee under the rules of the NASDAQ Global Select Market.

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  Role of Outside Consultant.  The compensation committee retained the services of Towers Perrin (now Towers Watson) in 2008 to provide peer group market data in support of an overall review of all components of compensation for the named executive officers, including base salary, annual cash incentives, and long-term incentives. The compensation committee reviewed the report and took the results into consideration when making subsequent decisions related to compensation. For purposes of analyzing each element of compensation, the peer group of companies included 13 air courier, air transport, and commercial air service providers. The compensation committee has not set any particular target for compensation of the named executive officers relative to our peer companies. The compensation committee also retained Towers Watson in 2010 in support of an overall review of executive and director compensation in connection with this offering.

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  Assessment of Company Performance.  The principal measure of our performance for purposes of determining compensation is adjusted EBITDA as compared to budget. Our Short-Term Incentive Plan is intended to be sensitive to our annual performance and calls for annual incentive compensation awards based on our budgeted EBITDA for the year, as compared to the actual adjusted EBITDA for the same period. The Short-Term Incentive Plan is discussed below in "—Compensation Components for Executive Officers—Incentive Cash Bonuses." In addition, when setting base salary, the compensation committee considers our overall financial performance as measured by EBITDA, as well as the impact of significant events, particularly if such events are not contemplated in the budget, require significant management time and attention, and result in benefit to the Company, such as, for example, our debt restructuring and bond offering in 2009.

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  Assessment of Individual Performance.  Our CEO meets with each named executive officer to establish recommendations for performance objectives specific to the named executive officers' job function. The compensation committee then meets with our CEO annually to agree upon the performance objectives for the CEO as well as our other named executive officers. At the end of the year, the compensation committee conducts a review of the individual performance goals of each named executive officer.

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  Role of Executive Officers.  Our CEO is involved in formulating recommendations on matters of compensation philosophy and plan design and the specific compensation recommendations for each of the named executive officers. From time to time the CEO updates the compensation committee on the performance of the named executive officers and the CEO's recommendation for compensation of each of the named executive officers (other than the CEO). The CEO's ongoing assessment of performance of the named executive officers and recommendations regarding compensation is considered by the compensation committee when setting compensation. The actual compensation of the named executive officers is typically consistent with the recommendations of the CEO.

Compensation Components for Executive Officers

        Our compensation program consists of the following components:

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  base salary;

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  annual cash incentive bonuses;

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  discretionary cash incentive bonuses;

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  long-term equity incentive awards;

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  severance and change of control benefits; and

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  other benefits.

        The compensation committee believes this program balances both the mix of cash and equity compensation and the mix of short-term and long-term compensation necessary to further the compensation objectives discussed above. The same policies are applied to all named executive officers. Differences in the amount of the various components of compensation are based on job responsibilities. Following is a discussion of the compensation committee's considerations in establishing each of the components of compensation for the named executive officers.

        Many of the terms of our compensation arrangements are governed by employment agreements that have been negotiated with each of our named executive officers. As of January 1, 2009, we entered into amended and restated employment agreements with each of the named executive officers, primarily for the purpose of complying with Section 409A of the Internal Revenue Code. Under the employment agreements, the named executive officers receive a base salary and are eligible to participate in our annual cash incentive bonus at specified percentages of their base salary, as adjusted based on the financial targets actually achieved by the Company during the year (both as described below). Each named executive officer is eligible to receive equity awards pursuant to our equity incentive plans, perquisites generally provided to other executive officers of the Company, and travel benefits on our airlines. The named executive officers also receive personal time off and are eligible to participate in our employee benefit plans.

Base Salary

        Base salaries paid to our named executive officers are the fixed element of annual compensation and are intended to recognize the fundamental skills and experience of our named executive officers. The base salaries are reviewed annually by the compensation committee and are adjusted from time to time based on level of responsibility, outstanding individual performance, length of service, our financial performance, promotions and internal equity considerations. The compensation committee also takes into account the salaries paid to executives of peer companies and the salary provisions of its employment agreements with the named executive officers. The base salary for each of the named executive officers is specified in each executive officer's employment agreement, subject to any increase determined by the compensation committee, and is presented below under "Executive Compensation—Summary Compensation Table."

        The compensation committee retained the services of Towers Perrin (now Towers Watson) in 2008 to provide peer group market data in support of an overall review of all components of compensation for the named executive officers, including base salary, annual cash incentives, and long-term incentives. The compensation committee reviewed the report and took the results into consideration when making subsequent decisions related to compensation. For purposes of analyzing base salaries, the peer group of companies included 13 air courier, air transport, and commercial air service providers, including Air Methods Corp., Air Transport Services Group, Inc., Airtran Holdings, Inc., Atlas Air Worldwide Holdings, Inc., Bristow Group, Inc., Expressjet Holdings, Inc., Hawaiian Holdings, Inc., Jetblue Airways Corp., Mesa Air Group, Inc., PHI, Inc., Pinnacle Airlines Corp., Republic Airways Holdings, Inc., and Seacor Holdings, Inc. The compensation committee recognizes that none of these companies is engaged in a business that is identical to our business, and therefore no one company was considered more heavily than any other. Similarly, though there are similarities in our business model and the businesses engaged in by the peer group, there are also significant differences in our business that may require management expertise not required in the peer business. Accordingly, analysis of the peer group provides guidance to the compensation committee but the companies are recognized as not being comparable to us in every respect. According to the report from Towers Perrin in 2008, base salaries were below the market's 50th percentile, although they were within 15% of market median rates, for all executive officers but the CFO, whose base salary was above the market median rate. In response to this report, base salary was adjusted upward in November 2008 for four out of the five named executive officers to move base salary closer to the market median rates.

        The compensation committee retained the services of Towers Watson in 2010 in support of an overall review of executive and director compensation in connection with this offering. The compensation committee took into consideration the report of Towers Watson when reviewing the base salary provided to certain of its named executive officers. In September 2010, in response to this report, the compensation committee approved increases to the annual base salaries of Mr. Binns, Mr. McDonald, and Mr. Garrett by $45,000, $25,000, and $15,000, respectively, effective November 1, 2010. The compensation committee also made revisions to the severance amount payable to Mr. Binns in certain situations and revised the compensation structure for its directors in response to the Towers Watson report.

Incentive Cash Bonuses

        Our objective of providing short-term incentives to our management is met by using cash-based, pay-for-company-performance annual incentive plans. We pay annual incentive bonuses to reward management for achieving or surpassing annual company performance goals. At the beginning of each year, the compensation committee establishes performance targets for the annual incentive program. These performance targets are developed based on economic and industry factors, general market conditions and other considerations. Each eligible member of management, including the named executive officers, has a target bonus potential, expressed as a percentage of base salary, that is based on his or her roles and responsibility, internal equity considerations and external competitive compensation data.

        Each year, we have historically adopted one annual incentive cash bonus plan, the Short-Term Incentive Plan, referred to as the STIP. The STIP is designed to supplement base salaries and to reward management with cash, including the named executive officers and other key employees, for meeting specific financial goals set by our board of directors.

        The STIP calls for annual incentive compensation awards based on adjusted EBITDA achieved compared to budget, without including bonus payments earned under the STIP. In addition, for purposes of determining the award amounts under the STIP, the compensation committee has made certain adjustments on occasion to EBITDA for unusual items beyond the reasonable control of management. Examples of these adjustments include increasing EBITDA by the amount of certain professional fees and costs associated with the ATA shutdown in 2008, expenses associated with the retirement of certain aircraft, and payment by the Company to certain ATA aircraft lessors under parental guarantees.

        The payout at target for the named executive officers is 100% of base salary for Mr. Binns, 75% of base salary for Messrs. McDonald and Garrett, and 60% of base salary for Messrs. Sanborn and McMillin. Such targets were negotiated as a term of each named executive officer's employment agreement.

        For 2008 and 2009, the named executive officers were entitled to receive the following amounts under the STIP:

	Potential 2008 and 2009 STIP Award as Percent of Base Salary
Percent of Adjusted EBITDA Target Achieved	Robert R. Binns	William A. Garrett	Charles P. McDonald	Mark M. McMillin	Jeffrey P. Sanborn
75% (threshold)	50%	38%	38%	30%	30%
80%	60%	45%	45%	36%	36%
85%	70%	53%	53%	42%	42%
90%	80%	60%	60%	48%	48%
95%	90%	68%	68%	54%	54%
100% (target)	100%	75%	75%	60%	60%
105%	110%	83%	83%	66%	66%
110%	120%	90%	90%	72%	72%
115%	130%	98%	98%	78%	78%
120%	140%	105%	105%	84%	84%
125%	150%	113%	113%	90%	90%
130%	160%	120%	120%	96%	96%
135%	170%	128%	128%	102%	102%
140%	180%	135%	135%	108%	108%
145%	190%	143%	143%	114%	114%
150% (maximum)	200%	150%	150%	120%	120%

        When the percent of the adjusted EBITDA target achieved is between amounts in the table above, the potential STIP awards are rounded down. As part of its compensation review in 2008, Towers Perrin (now Towers Watson) reported that 2009 bonus targets were above the market median for all executive officers except for the General Counsel and Chief Marketing Officer. The compensation committee considered the comparison of our targeted STIP awards against the Towers Perrin survey when making subsequent compensation decisions, but has not lowered target incentive bonus compensation because it believes that EBITDA targets set under the STIP, based upon our budgeting process, are sufficiently aggressive to appropriately incentivize management performance.

        The target adjusted EBITDA for 2009 was $113.1 million and for 2008 was $118.1 million. In 2009, we had adjusted EBITDA equal to $93.8 million, or 83% of target and in 2008, we had adjusted EBITDA equal to $138.2 million, or 117% of target. We paid bonuses to the named executive officers according to the table above based on salary actually paid during the year. The actual dollar amounts paid under the STIP for 2008 and 2009 are set forth below in the "Non-Equity Incentive Plan Compensation" column of "Executive Compensation—Summary Compensation Table."

        In 2007, the STIP (referred to in 2007 as the Annual Incentive Bonus Plan) provided for payments to be made in the event certain operating margin targets were achieved. Threshold targets were not met and no payments were made under the 2007 Annual Incentive Bonus Plan.

Discretionary Cash Bonuses

        The compensation committee has generally focused more on annual incentive plan bonuses than on subjectively determined bonuses as the primary means of providing short-term incentives to our management. However, the compensation committee has rewarded both named executive officers and other employees for specific performance not covered in the performance metrics of the formula-driven bonus plan. In the past, the amount of any such bonus was not based on any specific financial targets being achieved or any formula, but was determined by the compensation committee in its discretion based upon the time commitments and tasks involved in successfully completing certain strategic objectives.

        On June 4, 2008, the compensation committee elected to award retention bonuses to each of the named executive officers. The awards were designed to encourage retention of a relatively new executive team through a difficult operating environment while ATA filed for bankruptcy protection and was ultimately liquidated, followed by our required restructuring of our outstanding indebtedness. Since there were no equity incentive awards of any value provided to the named executive officers at this time, the compensation committee believed that it was sensible to provide the retention bonuses as a substitute for equity awards. Half the amount of the retention bonuses was paid immediately, with the other half paid on March 31, 2009, conditioned upon that executive still being employed by us on that date. The named executive officers received the following total amounts in connection with these retention bonuses: $450,000 to Mr. Binns, $281,500 to Mr. McDonald, $262,500 to Mr. Garrett, $135,000 to Mr. McMillin, and $132,000 to Mr. Sanborn.

        In January 2010, the compensation committee elected to award the executive officers a special bonus in recognition of our performance in a difficult and unexpected economic environment that developed late in 2008 and continued in 2009, our completion of the debt refinancing and our progress on significant strategic initiatives. The compensation committee made an aggregate award of $584,000 to our named executive officers, of which $250,000 was paid to Mr. Binns. With respect to allocation of the remaining $298,500 in bonus payments to our named executive officers, the compensation committee solicited input from Mr. Binns. Based on Mr. Binns' recommendations, in consideration of the relative impact of the various executive officers on our performance, the other named executive officers received the following payments in connection with these special bonuses: $117,000 to Mr. McDonald, $97,000 to Mr. Garrett, $35,000 to Mr. McMillin, and $49,500 to Mr. Sanborn.

        In 2007, we paid certain key management personnel discretionary cash bonuses based on additional responsibilities as part of the acquisition and subsequent integration involving World Air Holdings. The amount of the bonus was not based on any specific financial targets being achieved or any formula, but was determined by the compensation committee in its discretion based upon the time commitments and tasks involved in the acquisition and integration of World Air Holdings, Inc.

Long-Term Equity Incentive Awards

        In addition to cash incentives, we offer equity incentives to our named executive officers to attract and retain key employees, to stimulate their efforts toward our continued success and to align their interests with those of our stockholders. The award of equity incentives furthers our objectives to enhance the link between the creation of stockholder value and long-term executive incentive compensation, provides an opportunity for increased equity ownership by management, and allows us to maintain competitive levels of total compensation.

        In 2009, we modified our equity incentive program and adopted the Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan, which we refer to as LTIP, to allow us to grant a wider range of equity incentives to our directors, officers, and key employees. In connection with the adoption of the LTIP, we terminated our then-existing stock incentive plans referred to as "Prior Incentive Plans," so that no new awards could be granted under the Prior Incentive Plans. Any outstanding awards under the Prior Incentive Plans that were held by the named executive officers were canceled and replaced with awards granted pursuant to the LTIP in 2009.

        The same policy regarding the amount of awards is applied to all named executive officers. Differences in the amounts of the awards are based primarily on job responsibility. The amount of a particular named executive officer's total compensation was not a factor in determining the amount of any equity awards granted to such executive officer.

        The LTIP allows us to grant to our named executive officers incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, performance awards, restricted stock awards, and stock awards. To date, only incentive stock options, nonqualified stock options, and restricted stock awards have been granted to the named executive officers under the LTIP. Currently, the compensation committee of the board of directors of the Company administers the LTIP. The board of directors of the Company reserved 5,677,600 shares of the Company's common stock, subject to adjustment as provided in the LTIP, for issuance pursuant to awards granted under the LTIP, any or all of which may be granted as incentive stock options.

        Although the awards are not directly tied to the achievement of any particular targets or goals, some options have been awarded under the LTIP with exercise prices significantly greater than the current value of the underlying stock. Such awards were intended to tie asymmetrically larger financial incentives to significant increases in stockholder value and align the interests of the named executive officers with those of our stockholders.

        Ten members of our management received awards of incentive stock options, nonqualified stock options, and restricted stock under the LTIP in 2009 and one member of management received such awards under the LTIP in 2010, including the named executive officers, the Chief Operating Officers of our principal operating subsidiaries and four non-executive officers. The terms of these equity awards are discussed in detail under the section titled "Executive Compensation—Equity Incentive Plans."

        The compensation committee of the board of directors has approved a plan to accelerate the vesting of all awards currently outstanding under the LTIP in the event that an initial public offering of common stock is consummated on or before September 30, 2011, so that two-thirds of the total shares subject to each award will be vested upon the consummation of our initial public offering and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering. This accelerated vesting schedule will only become effective upon the consumation of our initial public offering and is discussed in greater detail below under the section titled "Executive Compensation—Equity Incentive Plans." The compensation committee approved this plan because it wanted to provide the named executive officers with an incentive tied to the initial public offering and recognized that the 180-day lock up restrictions on the named executive officers and the exercise price on the options would limit near term sales.

        Prior to 2009, the named executive officers held options granted under The Stock Option Plan for Management Employees of New ATA Holdings, Inc. and its Subsidiaries and the Global Aero Logistics 2006 Long-Term Incentive Plan. In June 2009, these options were cancelled, and the compensation committee issued new equity awards to the named executive officers under the 2009 LTIP. The compensation committee recommended these arrangements because our business model had changed materially from 2006 through 2009, particularly in light of ATA's cessation of operations, the role of the executives holding options under the 2006 LTIP had changed since the issuance of the options under that plan, and the exercise price of the existing stock options was substantially above the fair market value of our common stock. Based on the aforementioned factors, the compensation committee believed that the outstanding options did not create the long term incentives and alignment between management and stockholders that the compensation committee intended. The equity awards granted under the 2009 LTIP took the form of incentive stock options with an exercise price of $10 per share, nonqualified stock options granted in three tranches with exercises prices of $10, $20, and $30 per share, and restricted stock grants. The options vest in equal annual installments over three years, while the restricted stock becomes fully vested in five years. The compensation committee believed that the range of exercise prices and vesting schedules would provide management with better long term incentives and would align the interests of the named executive officers and the stockholders. The compensation committee believes that these equity awards granted in 2009 were prompted by unusual circumstances and that the size of these awards was significantly greater than the size of equity awards that we may grant in the future.

        Effective upon the completion of this offering or in early 2011, the compensation committee anticipates making annual long-term incentive awards to the named executive officers in the form of options, restricted stock and performance shares. The performance shares will vest ratably over three years based on achievement of targeted earnings before interest, taxes, depreciation, amortization and rent over one-year performance periods.

Severance and Change of Control Benefits

        We have entered into employment agreements with certain members of our management team, including all of the named executive officers, as a means of providing greater certainty and stability for both us and certain key management employees. The employment agreements with each of our named executive officers provide for certain severance payments upon termination of employment, the amount of which is affected by the reason for the termination and whether such termination is in connection with a change of control. The decision of the compensation committee to include termination payments in the employment agreements of the named executive officers is consistent with our objective to attract and retain high quality management employees. The compensation committee also determined that providing for severance payments in the executive officers' employment agreements was in the best interest of the Company and our stockholders because the executive officer must comply with certain post-termination restrictions set forth in the employment agreement in order to obtain such severance payments. These restrictions include executing a release agreement, agreeing not to disclose any of our confidential information or trade secrets, and agreeing to certain restrictive covenants relating to non-competition, non-solicitation of employees and non-interference with contractors and vendors.

        Severance Payments in Connection with a Change in Control.    The compensation committee considers the retention of an effective management team to be essential to protecting and enhancing the best interests of the Company and our stockholders. To that end, the compensation committee recognizes that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among senior management, including the named executive officers, may result in the departure or distraction of senior management personnel to the detriment of the Company and our stockholders. Accordingly, the compensation committee determined that appropriate steps should be taken to encourage the continued attention and dedication of our senior management to assigned duties without the distraction that may arise from the possibility of a change in control. These steps are also intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the Company. In addition, these steps are intended to align senior management and stockholder interests by enabling senior management to consider corporate transactions that are in the best interest of the stockholders without undue concern whether the transactions may jeopardize such individuals' own employment. As a result, the employment agreements with our named executive officers contain a change in control severance feature that utilizes a "double trigger." In order for change in control severance benefits to be "triggered", a change in control must occur and the named executive officer must be terminated by us without cause within 90 days of a change in control.

        For a description of benefits provided as part of a severance payment and as part of a severance payment in connection with a change in control, see "Executive Compensation—Potential Payments Upon Termination or Change of Control" below.

Other Benefits

        We provide our named executive officers with benefits that are generally available to all our employees, including a 401(k) plan matching contribution, medical, dental, vision, life insurance, accidental death & dismemberment, long and short term disability, employee assistance plan, flexible spending accounts and travel benefits. We believe that these welfare benefits are appropriate and reasonable.

        Pursuant to his employment agreement, Mr. Garrett is entitled to a car and housing allowance, as well as reimbursement of commuting expenses. From November 1, 2007 until December 15, 2009, the car and housing allowance was a maximum of $3,000 per month. From December 15, 2009 until October 31, 2011, when this benefit expires, the car and housing allowance is a maximum of $2,000 per month.

Executive Compensation

Summary Compensation Table

        The following table sets forth information with respect to compensation earned by our named executive officers for the fiscal years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)		Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(3)		Total
Robert R. Binns	2009	$525,000	$475,000	$2,241,000	$2,476,607		$327,115	$0	$95,968	(5)	$6,140,690
Chief Executive	2008	$425,822	$225,000	$0	$0		$508,062	$0	$9,640		$1,168,524
Officer(4)	2007	$225,233	$174,093	$0	$0		$0	$0	$10,087		$409,413
William A. Garrett	2009	$350,000	$228,250	$1,136,000	$1,494,399		$163,558	$0	$61,048	(6)	$3,433,255
Executive Vice	2008	$348,027	$131,250	$0	$0		$338,475	$0	$29,810	(7)	$847,563
President and Chief	2007	$55,151	$18,333	$0	$62,817	(9)	$0	$0	$218		$136,519
Financial Officer(8)
Charles P. McDonald	2009	$400,000	$257,625	$1,345,000	$1,566,256		$186,923	$0	$63,513	(10)	$3,819,317
President	2008	$360,137	$140,625	$0	$0		$329,978	$0	$9,635		$840,375
	2007	$215,712	$170,285	$0	$0		$0	$0	$10,008		$396,005
Mark M. McMillin	2009	$250,000	$102,500	$1,136,000	$1,359,760		$93,462	$0	$54,384	(11)	$2,996,106
General Counsel	2008	$229,178	$67,500	$0	$0		$177,825	$0	$9,483		$483,986
	2007	$194,041	$133,449	$0	$0		$0	$0	$9,795		$337,285
Jeffrey Sanborn(12)	2009	$275,000	$115,500	$1,136,000	$1,195,001		$102,808	$0	$36,181	(13)	$2,860,490
Chief Marketing	2008	$210,397	$66,000	$0	$0		$143,745	$0	$9,319		$429,461
Officer	2007	$120,466	$84,819	$0	$0		$0	$0	$9,012		$214,297

(1)
The amounts in these columns reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, and do not necessarily correspond to the actual value that will be realized by the named executive officers.

(2)
The amounts in this column reflect payments made under the STIP, which are calculated based on a percentage of salary actually paid during the year to the named executive officer.

(3)
The amounts in this column reflect, among other amounts, our matching contribution under our 401(k) plan and life insurance premiums paid by the Company on behalf of the executive.

(4)
Mr. Binns became our Chief Executive Officer on April 9, 2008. No additional compensation has been paid to Mr. Binns for serving as a director.

(5)
Includes a cash payout of $84,127 for unused paid time off from 2008.

(6)
Reflects (a) certain perquisites provided to Mr. Garrett, including a $4,792 automobile reimbursement and a $14,536 reimbursement for housing and utilities, (b) a gross-up in the amount of $9,285 for taxes on such perquisites, (c) an employer match under the Company 401(k) plan in the amount of $8,250 and (d) life insurance premiums paid by the Company on behalf of the executive. Also includes a cash payout of $21,539 for unused paid time off from 2008.

(7)
Reflects (a) certain perquisites provided to Mr. Garrett, including a $8,100 housing reimbursement, a $5,093 automobile reimbursement and reimbursement of the cost of utilities, (b) a gross-up in the amount of $6,511 for taxes on such perquisites, (c) an employer match under the Company 401(k) plan in the amount of $7,748 and (d) life insurance premiums paid by the Company on behalf of the executive.

(8)
Mr. Garrett commenced employment with us on November 1, 2007.

(9)
Reflects the grant date fair value of options granted under the Stock Option Plan for Management Employees of New ATA Holdings, Inc. and the Global Aero Logistics 2006 Long-Term Incentive Plan. In June 2009, the exercise price of the options was substantially greater than our current stock price and the options were cancelled in connection with the issuance of equity awards under the 2009 LTIP.

(10)
Includes a cash payout of $52,297 for unused paid time off from 2008.

(11)
Includes a cash payout of $44,244 for unused paid time off from 2008.

(12)
Mr. Sanborn resigned from his position as Chief Marketing Officer in June of 2010 and now serves as Senior Vice President, Corporate Strategy.

(13)
Includes a cash payout of $26,041 for unused paid time off from 2008.

Grants of Plan-Based Awards

        The following table sets forth information on stock option awards, restricted stock awards, and awards under our non-equity incentive plans to our named executive officers during the fiscal year ending as of December 31, 2009. The compensation committee has approved a plan, contingent on the consummation of our initial public offering, to accelerate the vesting of all awards currently outstanding under the LTIP according to the accelerated vesting schedule described below under "Executive Compensation—Equity Incentive Plans."

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
							Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold (1)	Target (1)	Maximum (1)
Robert R. Binns	6/29/2009				224,100	298,800	$10	$3,057,490
	6/29/2009					373,500	$20	$691,715
	6/29/2009					522,900	$30	$968,402
		$262,500	$525,000	$1,050,000
William A. Garrett	6/29/2009				113,600	151,400	$10	$1,789,044
	6/29/2009					189,300	$20	$350,580
	6/29/2009					265,000	$30	$490,775
		$131,250	$262,500	$525,000
Charles P. McDonald	6/29/2009				134,500	179,300	$10	$1,915,075
	6/29/2009					224,100	$20	$415,029
	6/29/2009					313,800	$30	$581,152
		$150,000	$300,000	$600,000
Mark M. McMillin	6/29/2009				113,600	151,400	$10	$1,654,405
	6/29/2009					189,300	$20	$350,580
	6/29/2009					265,000	$30	$490,775
		$75,000	$150,000	$300,000
Jeffrey Sanborn	6/29/2009				113,600	151,400	$10	$1,489,646
	6/29/2009					189,300	$20	$350,580
	6/29/2009					265,000	$30	$490,775
		$82,500	$165,000	$330,000

(1)
Represents potential grants of cash incentive awards under the 2009 STIP. See "Compensation Discussion and Analysis—Compensation Components for Executive Officers—Incentive Cash Bonuses" for a detailed description of these awards. The actual payout amounts for 2009 are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth the outstanding equity awards as of December 31, 2009, held by each of our named executive officers. The compensation committee has approved a plan, contingent on the consummation of our initial public offering, to accelerate the vesting of all awards currently outstanding under the LTIP according to the accelerated vesting schedule described below under "Executive Compensation—Equity Incentive Plans."

	Option Awards
										Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Name	Date of Award	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Date of Award	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert R. Binns	6/29/2009	—	298,800	—	$10	6/29/2019	6/29/2009	224,100	$2,016,900	—	—
	6/29/2009		373,500		$20	6/29/2019
	6/29/2009		522,900		$30	6/29/2019
William A. Garrett	6/29/2009	—	151,400	—	$10	6/29/2019	6/29/2009	113,600	$1,022,400	—	—
	6/29/2009		189,300		$20	6/29/2019
	6/29/2009		265,000		$30	6/29/2019
Charles P. McDonald	6/29/2009	—	179,300	—	$10	6/29/2019	6/29/2009	134,500	$1,210,500	—	—
	6/29/2009		224,100		$20	6/29/2019
	6/29/2009		313,800		$30	6/29/2019
Mark M. McMillin	6/29/2009	—	151,400	—	$10	6/29/2019	6/29/2009	113,600	$1,022,400	—	—
	6/29/2009		189,300		$20	6/29/2019
	6/29/2009		265,000		$30	6/29/2019
Jeffrey Sanborn	6/29/2009	—	151,400	—	$10	6/29/2019	6/29/2009	113,600	$1,022,400	—	—
	6/29/2009		189,300		$20	6/29/2019
	6/29/2009		265,000		$30	6/29/2019

        The Company does not currently provide pension benefits or nonqualified deferred compensation to the named executive officers that would be subject to disclosure pursuant to the applicable securities regulations.

Equity Incentive Plans

        In 2009, the Company granted restricted stock awards, incentive stock options, and nonqualified stock options (collectively, the incentive stock options and nonqualified stock options are referred to as "stock options") to the named executive officers pursuant to the terms of the LTIP. These awards, including the exercise price of the stock options and the number of shares or options granted, as applicable, are identified in the "Outstanding Equity Awards at Fiscal Year-End" table.

        The compensation committee of the board of directors has approved a plan to accelerate the vesting of all outstanding awards under the LTIP in the event that an initial public offering of common stock is consummated on or before September 30, 2011. Under this plan, the vesting of such awards will be accelerated so that two-thirds of the total shares subject to each of the restricted stock awards, the incentive stock options, and the nonqualified stock options will be vested on the consummation of the initial public offering, and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering. The nonqualified stock options with tiered exercise prices shall vest so that the nonqualified stock options with the lowest exercise price vest first, followed by those nonqualified stock options with the next-lowest exercise price. The nonqualified stock options with the highest exercise price will vest last. If our initial public offering is not consummated, the LTIP awards will vest as described below.

        Stock Options.    The stock options granted to the named executive officers in 2009 vest in one-third increments such that one-third of the stock options are vested on the first anniversary of the date such stock options were granted, two-thirds of the stock options are vested on the second anniversary of the date such stock options were granted, and the options are fully vested on the third anniversary of the date such stock options were granted. In the event of a change in control, any unvested stock options will become fully vested. Pursuant to the employment agreements with the named executive officers (discussed in greater detail in "Potential Payments Upon Termination or Change of Control—Employment Agreements"), any unvested stock options will become fully vested if the named executive officer's employment with the Company is terminated due to his death or disability, or if the Company terminates his employment without "cause" or the named executive officer terminates his employment with "good reason." If a named executive officer terminates employment for any other reason before he becomes fully vested in his stock options, he will forfeit any unvested stock options. Stock options may only be exercised if they are vested.

        The exercise price of the stock options is no less than the fair market value of a share of the Company's common stock on the date of grant. The nonqualified stock options were granted in three tranches with exercise prices of $10, $20, and $30 per share, each of which was equal to or greater than the fair market value of a share of the Company's common stock on the date of grant. The vesting schedule described above applies to the nonqualified stock options so that the tranche with a lower exercise price vests prior to any tranche with a higher exercise price. Dividing the stock options among the three tranches was intended to provide incentives for the executive officers to increase the value of the Company's equity in the future, with the greatest economic benefits realized if the Company approximately triples in value during the term of the options. The exercise price of the stock options may be paid by the named executive officer in cash or cash equivalents, through a cashless exercise executed through a broker, or by having a number of shares of common stock otherwise issuable at the time of exercise withheld. To the extent described above, if our initial public offering is consummated, the vesting of all awards under the LTIP will be accelerated to the extent necessary so that two-thirds of the total shares subject to each award will be vested on the consummation of the initial public offering, and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering.

        The stock options expire on the earlier of (1) the 10th anniversary of the date the options were granted; (2) 12 months after the date the named executive officer terminates employment for any reason other than "cause"; or (3) the date the Company terminates the named executive officer's employment for "cause."

        Restricted Stock.    The restricted stock awarded to the named executive officers in 2009 becomes fully vested on the fifth (5th) anniversary of the date such restricted stock was awarded. In the event of a change in control, any unvested restricted stock will become fully vested. In addition, pursuant to the employment agreements with the named executive officers (discussed in greater detail in "Potential Payments Upon Termination or Change of Control—Employment Agreements"), any unvested restricted stock will become fully vested if the named executive officer's employment with the Company is terminated due to his death or disability, or if the Company terminates his employment without "cause" or the named executive officer terminates his employment with "good reason." Prior to the fifth (5th) anniversary of the grant date, all the restricted stock is unvested and will be forfeited if the named executive officer terminates employment with the Company for any other reason. Dividends will not be paid on the restricted shares until the shares become vested. To the extent described above, if our initial public offering is consummated, the vesting of all awards under the LTIP will be accelerated so that two-thirds of the total shares subject to each award will be vested on the consummation of the initial public offering, and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering.

Potential Payments Upon Termination or Change of Control

        This section outlines the potential payments that may be made to the named executive officers in the event of termination or change of control pursuant to their employment agreements in effect as of December 31, 2009, equity incentives granted under the LTIP, and our benefit plans.

Employment Agreements

        Payment on Termination Without "Cause" or With "Good Reason."    Severance payments to the named executive officers are subject to the named executive officer executing a release agreement in a form satisfactory to the Company. Under the employment agreements, if a named executive officer's employment is terminated by us without "cause" or by the named executive officer due to "good reason," the named executive officer is entitled to the following severance payments:

  •
  a lump sum severance payment equal to twelve (12) months of the named executive officer's base salary and the target annual incentive bonus payable under the STIP, both as in effect at the time of the termination, paid within 30 days after the named executive officer's "separation from service" (as defined in Section 409A of the Internal Revenue Code);

  •
  reimbursement for the cost of COBRA health continuation coverage under the Company's group health plan for the lesser of: (i) 18 months, (ii) until the named executive officer obtains comparable coverage for himself and his dependents, or (iii) the COBRA continuation coverage period; and

  •
  lifetime travel benefits for the named executive officer and his spouse and eligible children on the Company's airlines if scheduled service is offered, and any carrier with whom the Company has reciprocal pass arrangements in place at the time.

        In addition, the named executive officers will receive payment of any base salary earned but not paid through the date of termination, payment of any unused personal time off, and any benefits payable under the Company's benefit plans. All stock options will also become fully vested and exercisable until the earlier of the first anniversary of the date of termination or the maximum term of the option in the applicable option award, and any restrictions on outstanding restricted stock shall lapse.

        The employment agreements define "cause" as the occurrence of one or more of the following events by the named executive officer: (1) the gross neglect of his employment duties; (2) the conviction of, pleading guilty to, or pleading nolo contendere or its equivalent to, a felony or any crime involving moral turpitude; (3) engaging in any illegal conduct or willful misconduct in the performance of his duties; (4) engaging in any fraudulent or tortious conduct in dealing with or on behalf of the Company or its affiliates; (5) failure or refusal to follow the lawful written instructions or directions of the board of directors, Chief Executive Officer, or other executive officer to whom the named executive officer reports; (6) knowing breach of any material obligations under the restrictive covenants contained in the employment agreement; (7) misuse of alcohol or unlawful drugs which interferes materially with the adequate performance of his employment duties for the Company; or (8) material failure to comply with the duties and responsibilities set forth in the employment agreement.

        The employment agreements define "good reason" as the occurrence, without the named executive officer's consent, of one or more of the following events: (1) a material reduction in the nature or scope of the named executive officer's authority or duties under the employment agreement; (2) a material decrease in the named executive officer's compensation; or (3) the relocation of the Company's principal office or the named executive officer's principal office location to a location that is more than fifty (50) miles from its current Peachtree City, Georgia location.

        Payments on Termination in Connection with a Change in Control.    If the named executive officer's employment is terminated by the Company without "cause" within ninety (90) days after a change in control of the Company, then the named executive officer is entitled to the severance paid on termination by the Company without "cause" not in connection with a change in control, as described above, except that he will receive twenty-four (24) months of base salary and his target annual incentive bonus payable under the STIP instead of twelve (12) months.

        Payments on Termination due to Death.    If the named executive officer dies during the term of his employment agreement, his estate is entitled to continued payment of his base salary for three (3) months after his death. In addition, the named executive officer's spouse and participating dependants will be reimbursed for the cost of COBRA medical and dental continuation coverage for three (3) months and will receive travel benefits on the Company's airlines for twelve (12) months after the named executive officer's death. All stock options will also become fully vested and exercisable until the earlier of the first anniversary of the date of termination or the maximum term of the option in the applicable option award, and any restrictions on outstanding restricted stock shall lapse.

        Payments on Termination due to Disability.    If a named executive officer becomes disabled, as defined in the employment agreements, then the Company can terminate the agreement and the named executive officer will be entitled to any payments due under any long-term disability insurance policy maintained by the Company and under which the named executive officer is insured. In addition, the named executive officer and his spouse and eligible children will be entitled to lifetime travel benefits on the Company's airlines and any carrier with whom the Company has reciprocal pass arrangements in place at the time. All stock options will also become fully vested and exercisable until the earlier of the first anniversary of the date of termination or the maximum term of the option in the applicable option award, and any restrictions on outstanding restricted stock shall lapse.

LTIP

        As discussed previously, the named executive officers become fully vested in their outstanding stock options and restricted stock awards granted under the LTIP upon a change in control or if their employment is terminated by the Company without "cause," by themselves for "good reason," or upon their death or disability.

Other Benefits and Accrued Obligations

        Upon a named executive officer's termination of employment for any reason, the named executive officer is entitled to payment of any earned but unpaid base salary and personal time off, and any payments of benefits pursuant to the employee benefit plans maintained by the Company.

Potential Payments Upon Termination or Change of Control Table

        The following table sets forth the estimated payments and other benefits that would have been received by each named executive officer employed by us as of December 31, 2009, or his or her estate, under existing agreements, plans and arrangements, if the named executive officer's employment had terminated on December 31, 2009 under the following circumstances:

  •
  voluntary termination by the named executive officer,

  •
  termination by the named executive officer for good reason,

  •
  termination by us without cause,

  •
  termination by the named executive officer for good reason following a change of control,

  •
  termination by us without cause following a change of control,

  •
  termination by us for cause,

  •
  termination as a result of disability or

  •
  termination as a result of death.

        The amounts are calculated based on a per share price of $11.54 as of December 31, 2009.

        The amounts do not include amounts payable pursuant to our contract, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the Company and that are available generally to all salaried employees, such as accrued base salary and vacation and long-term disability payments. Amounts also do not include the value of travel benefits, if any, as there is no incremental cost to the Company for providing such benefits. As indicated above, the amounts are based on the employment agreement in effect for the fiscal year ended December 31, 2009. The amounts below are only estimates, and actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/2009	Voluntary Termination for Good Reason on 12/31/09	Involuntary Without Cause Termination on 12/31/2009	Voluntary Termination for Good Reason (Change of Control) on 12/31/2009	Involuntary Without Cause Termination (Change of Control) on 12/31/2009	For Cause Termination on 12/31/2009	Disability on 12/31/2009	Death on 12/31/2009
Robert R. Binns(3)
Cash Severance(1)	$0	$1,050,000	$1,050,000	$1,050,000	$2,100,000	$0	$0	$131,250
Equity Treatment(2)	$0	$3,046,266	$3,046,266	$3,046,266	$3,046,266	$0	$3,046,266	$3,046,266
TOTAL	$0	$4,096,266	$4,096,266	$4,096,266	$5,146,266	$0	$3,046,266	$3,177,516
William A. Garrett
Cash Severance(1)	$0	$612,500	$612,500	$612,500	$1,225,000	$0	$0	$87,500
Equity Treatment(2)	$0	$1,544,100	$1,544,100	$1,544,100	$1,544,100	$0	$1,544,100	$1,544,100
TOTAL	$0	$2,156,600	$2,156,600	$2,156,600	$2,769,100	$0	$1,544,100	$1,631,600
Charles P. McDonald
Cash Severance(1)	$0	$700,000	$700,000	$700,000	$1,400,000	$0	$0	$100,000
Equity Treatment(2)	$0	$1,828,252	$1,828,252	$1,828,252	$1,828,252	$0	$1,828,252	$1,828,252
TOTAL	$0	$2,528,252	$2,528,252	$2,528,252	$3,228,252	$0	$1,828,252	$1,928,252
Mark M. McMillin
Cash Severance(1)	$0	$400,000	$400,000	$400,000	$800,000	$0	$0	$62,500
Equity Treatment(2)	$0	$1,544,100	$1,544,100	$1,544,100	$1,544,100	$0	$1,544,100	$1,544,100
TOTAL	$0	$1,944,100	$1,944,100	$1,944,100	$2,344,100	$0	$1,544,100	$1,606,600
Jeffrey Sanborn
Cash Severance(1)	$0	$440,000	$440,000	$440,000	$880,000	$0	$0	$68,750
Equity Treatment(2)	$0	$1,544,100	$1,544,100	$1,544,100	$1,544,100	$0	$1,544,100	$1,544,100
TOTAL	$0	$1,984,100	$1,984,100	$1,984,100	$2,424,100	$0	$1,544,100	$1,612,850

(1)
Represents: (a) 12 months base salary and target annual bonus for Voluntary Termination for Good Reason, Without Cause Termination, and Voluntary Termination for Good Reason (Change of Control) columns, (b) 24 months base salary and target annual bonus for Involuntary Without Cause Termination (Change of Control) column, and (c) 3 months base salary for Death column.

(2)
Represents market value of $11.54 per share minus exercise price for all unvested options with a strike price less than $11.54 per share. Also includes market value of all unvested restricted stock. The number of unvested equity awards for each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table.

(3)
In September 2010, the compensation committee approved a modified severance formula for Mr. Binns, effective November 1, 2010. Under this modified severance formula, subject to certain limitations, Mr. Binns is entitled to the following amounts: (a) 18 months base salary and target annual bonus for Voluntary Termination for Good Reason, Without Cause Termination, and Voluntary Termination for Good Reason (Change of Control); (b) 36 months base salary and target annual bonus for Involuntary Without Cause Termination (Change of Control); and (c) 3 months base salary for Death.

Director Compensation

        We do not provide compensation for service on the board of directors to our employee directors or to directors who are appointed to our board of directors by our investors MatlinPatterson and GSO Capital Partners LP. For our other directors, our general practice is to provide annual fees of $50,000 per director. Marjorie Bowen, our audit committee chair, received an additional $25,000 fee for her audit committee service and an additional $5,000 fee for her compensation committee service. William Stockbridge received an additional $15,000 fee for his audit committee service and an additional $5,000 fee for his nominating committee service. In addition, we provide a $1,500 fee per board and committee meeting attended in person and $500 fee per board and committee meeting attended by telephone.

        In 2009, the Company adopted the 2009 Long-Term Incentive Plan for Outside Directors (the "Director LTIP") to provide incentives to non-employee directors of the Company and its affiliates to stimulate their efforts toward the continued success and long-term growth and profitability of the Company, to encourage stock ownership by selected non-employee directors, and to provide a means of obtaining, rewarding and retaining non-employee directors. The Director LTIP allows the Company to grant to its non-employee directors nonqualified stock options, stock appreciation rights, dividend equivalent rights, performance awards, restricted stock awards, and stock awards. The board of directors of the Company has reserved 33,200 shares of the Company's common stock, subject to adjustment as provided in the Director LTIP, for issuance pursuant to awards granted under the Director LTIP. To date, only nonqualified stock options have been granted under the Director LTIP. The Director LTIP is administered by the board of directors of the Company.

        On October 1, 2009, under the Director LTIP, two of our independent directors, Marjorie Bowen and William Stockbridge, each received a nonqualified stock option to purchase 7,000 shares of common stock at an exercise price of $10 per share, which is no less than 100% of the fair market value of a share of the Company's common stock on the date of grant. The options expire in ten years or, if earlier, twelve (12) months after the director ceases to provide services to the Company. These grants were made in connection with the appointment of the director to the board and were fully vested as of the date the options were granted. On September 14, 2010, under the Director LTIP, four of our independent directors, Marjorie Bowen, William Stockbridge, General Duane Cassidy, and Jean-Peter Jansen, each received a nonqualified stock option to purchase 4,800 shares of common stock at an exercise price of $13.97 per share, which is no less than 100% of the fair value of a share of the Company's common stock on the date of grant. These grants were made in connection with the appointment of General Cassidy and Mr. Jansen to the board and were fully vested as of the date the options were granted. Mr. Stockbridge and Ms. Bowen were also granted options at this time that were fully vested as of the date of grant so that the independent directors were compensated consistently. No option awards or stock awards have been previously granted to those directors, other than as described above. All stock options granted to the non-employee directors remain outstanding.

        The following table sets forth information with respect to compensation earned by directors for the fiscal year ended December 31, 2009.(1)

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
Marjorie Bowen	$117,500	—	$24,035(2)	—	$141,035
William Stockbridge	$18,000	—	$24,035(2)	—	$43,035

(1)
The Company changed its director compensation policy effective as of the fourth quarter of 2009 to change from a per-meeting compensation arrangement to an annual compensation arrangement.

(2)
The directors were awarded options to purchase 7,000 shares of the Company's common stock on October 1, 2009, and were fully vested and exercisable on the grant date. The exercise price of the options is $10 per share.

        Upon the earlier of completion of our initial public offering or March 31, 2011, we anticipate modifying our standard annual compensation arrangements for directors, excluding employees and affiliates of MatlinPatterson and GSO, as follows:

Annual retainer	$60,000
Annual Supplemental Audit Committee Chair retainer	$15,000
Annual Supplemental Compensation Committee Chair retainer	$10,000
Annual Supplemental Nominating/Corporate Governance Committee Chair retainer	$10,000
Annual restricted stock grant value (granted as of date of annual meeting of stockholders)	$75,000
Meetings fees for meetings in excess of following annual schedule	$1,500 per in-person meeting and $500 per telephonic meeting
    •
    4 board meetings

    •
    6 audit committee meetings

    •
    4 compensation committee meetings

    •
    4 nominating/corporate governance committee meetings

Conclusion

        Our primary objectives are to: (1) attract and retain high quality management employees by providing total compensation opportunities with a combination of compensation elements that are competitive and comparable to those offered by peer companies in the aviation industry; and (2) align stockholder interests and management rewards by providing meaningful incentive opportunities to be earned by management if they meet pay-for-performance standards designed to increase long-term stockholder value. We believe the compensation delivered to each named executive officer accomplishes our objectives by providing a proper balance of fixed versus variable and cash versus equity compensation in order to align both short and long-term interests with overall business objectives. Given the economic environment, we believe it is especially important to reward our executives for achieving outstanding Company performance, which will build value for our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth, as of September 17, 2010, the number of shares of our common stock that are held by:

  •
  each person known by us to beneficially own more than 5% of our common stock;

  •
  each of our executive officers named in the Summary Compensation Table;

  •
  each of our stockholders selling shares in this offering;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        The number of shares beneficially owned by each person is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has the sole or shared voting power or investment power and also any shares the person has the right to acquire within 60 days of September 17, 2010, through the exercise of any stock option, warrant or other right. Except as indicated in this table, we believe each person or entity listed has sole investment and voting power with respect to the shares set forth in the table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options, warrants or other rights held by that person that are or will become exercisable within 60 days of September 17, 2010, are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Percentage of shares outstanding is based on 26,789,400 shares of common stock, which comprises            shares of our common stock outstanding as of September 17 2010.

        Unless otherwise indicated, the address for each listed stockholder is c/o Global Aviation Holdings Inc., 101 World Drive, Peachtree City, Georgia 30269.

	Number of Shares Beneficially Owned						Percentage of Shares Outstanding
Name of Beneficial Owner(1)	Before Offering(2)		Shares Being Offered	Shares Being Offered in Over- Allotment	After Offering Assuming No Exercise of Over- Allotment Option(3)	After Offering Assuming Full Exercise of Over- Allotment Option(3)	Before Offering	After Offering Assuming No Exercise of Over- Allotment Option(3)	After Offering Assuming Full Exercise of Over- Allotment Option(3)
5% Stockholders
Matlin Patterson ATA Holdings, LLC 520 Madison Avenue New York, NY 10022-4213(4)	24,703,300		—		24,703,300		92.2%	92.2%
Named Executive Officers
Robert R. Binns	625,200	(5)	—	—	1,023,600	1,023,600	2.3%	3.7%	3.7%
William A. Garrett	318,300	(6)	—	—	520,200	520,200	1.2%	1.9%	1.9%
Charles P. McDonald	373,566	(7)	—	—	612,632	612,632	1.4%	2.3%	2.3%
Mark M. McMillin	315,500	(8)	—	—	517,400	517,400	1.2%	1.9%	1.9%
Jeffrey Sanborn	315,500	(9)	—	—	517,400	517,400	1.2%	1.9%	1.9%
Non-Employee Directors
Marjorie Bowen	11,800	(10)	—	—	11,800	11,800	*	*	*
General Duane Cassidy	4,800	(11)	—	—	4,800	4,800	*	*	*
Jean-Peter Jansen	4,800	(12)	—	—	4,800	4,800	*	*	*
David Matlin	24,703,300	(13)	—		24,703,300		92.2%	92.2%
Jason New(4)	0	(14)	—		838,000		3.1%	3.1%
Mark Palmer	24,703,300	(13)	—		24,703,300		92.2%	92.2%
Peter Schoels	24,703,300	(13)	—		24,703,300		92.2%	92.2%
William Stockbridge	11,800	(15)	—	—	11,800	11,800	*	*	*
Larry Teitelbaum	24,703,300	(13)	—		24,703,300		92.2%	92.2%
Named Executive Officers and Directors as a group (17 persons)(16)	27,771,566		—		29,174,132		98.4%	98.5%

*
indicates less than 1%

(1)
Unless otherwise noted, the address of each beneficial owner listed is c/o Global Aviation Holdings Inc., 101 World Drive, Peachtree City, Georgia 30269.

(2)
The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which each stockholder has sole or shared voting power or investment power and also any shares that the stockholder has the right to acquire within 60 days of September 17, 2010.

(3)
The beneficial ownership of the executive officers increases as a result of the vesting of two-thirds of the outstanding options under the LTIP upon the completion of the offering.

(4)
MatlinPatterson, beneficially owns, and is the record holder of 24,703,300 shares of common stock with respect to which it has sole dispositive power. The common stock currently represents 92.2% of the total voting power of the common stock of Global Aviation Holdings Inc. MatlinPatterson purchased its shares of our common stock in the ordinary course of business and at the time of its purchase of the shares to be resold under this offering, if the underwriters exercise their over-allotment option, it had no agreements or undertakings directly or indirectly with any person to distribute such shares. If MatlinPatterson sells shares of our common stock under this offering upon the exercise by the underwriters of their over-allotment option, it may be deemed to be an underwriter. Pursuant to a letter agreement between GSO, MatlinPatterson and us, certain affiliates of GSO have the right to designate one member of our board of directors until the completion of our initial public offering of common stock, GSO holds less than a majority of the outstanding Second Lien Loan, or less than 25% of such holder's original Second Lien Loan commitment remains outstanding. Mr. New is GSO's designee.

(5)
Includes 224,100 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 278,800 shares of common stock at an exercise price of $10 per share; and an option to acquire 119,600 shares of common stock at an exercise price of $20 per share. Beneficial ownership after the offering includes an additional 10,000 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $10 per share, an additional 253,900 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $20 per share and an additional 134,500 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $30 per share. All of these options expire on June 29, 2019.

(6)
Includes 113,600 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 131,400 shares of common stock at an exercise price of $10 per share; and an option to acquire 70,500 shares of common stock at an exercise price of $20 per share. Beneficial ownership after the offering includes an additional 10,000 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $10 per share, an additional 118,800 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $20 per share and an additional 73,100 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $30 per share. All of these options expire on June 29, 2019.

(7)
Represents 134,500 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 159,300 shares of common stock at an exercise price of $10 per share; and an option to acquire 79,766 shares of common stock at an exercise price of $20 per share. Beneficial ownership after the offering includes an additional 10,000 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $10 per share, an additional 144,333 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $20 per share and an additional 84,733 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $30 per share. All of these options expire on June 29, 2019.

(8)
Represents 113,600 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 131,400 shares of common stock at an exercise price of $10 per share; and an option to acquire 70,500 shares of common stock at an exercise price of $20 per share. Beneficial ownership after the offering includes an additional 10,000 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $10 per share, an additional 118,800 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $20 per share and an additional 73,100 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $30 per share. All of these options expire on June 29, 2019.

(9)
Represents 113,600 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 131,400 shares of common stock at an exercise price of $10 per share; and an option to acquire 70,500 shares of common stock at an exercise price of $20 per share. Beneficial ownership after the offering includes an additional 10,000 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $10 per share, an additional 118,800 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $20 per share and an additional 73,100 shares issuable upon the exercise of options vested as a result of the offering with an exercise price of $30 per share. All of these options expire on June 29, 2019.

(10)
Includes an option to acquire 7,000 shares of common stock at an exercise price of $10 per share and expiring on October 1, 2019 and an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(11)
Represents an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(12)
Represents an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(13)
Represents 24,703,300 shares of common stock held by MatlinPatterson. David J. Matlin is a holder of 50 percent of the membership interests in MatlinPatterson LLC. Mr. Matlin may be deemed to have shared voting and investment control over the shares held by MatlinPatterson. He also has an indirect pecuniary interest in MatlinPatterson Global Opportunities Partners II L.P. and MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (together, "the Funds"). His exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of the Funds overall and with respect to their indirect investment in us. Mr. Matlin disclaims beneficial ownership of any of the reported securities except to the extent of his pecuniary interest therein. Although each of Mr. Palmer, Mr. Schoels and Mr. Teitlebaum does not have voting or investment control over shares held by MatlinPatterson, each may be deemed to have an indirect pecuniary interest in such shares through his indirect interest in a limited partner that holds an investment interest and carried interest in the Funds. The exact pecuniary interest of each therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of the Funds overall and with respect to their indirect investment in us. Each of Mr. Palmer, Mr. Schoels and Mr. Teitlebaum disclaims beneficial ownership of any of the reported securities except to the extent of his pecuniary interest therein.

(14)
Mr. New serves as a senior managing director of GSO Capital Partners LP, the investment manager for each of Blackstone / GSO Capital Solutions Fund LP ("GSO Capital Solutions") and Blackstone / GSO Capital Solutions Overseas Fund L.P. ("GSO Overseas" and, together with GSO Capital Solutions, the "GSO Funds"). Each of GSO Capital Solutions (702,300 shares) and GSO Overseas (135,700 shares) are the holders of record of our common stock. As investment manager of the GSO Funds, GSO Capital Partners LP is vested with investment discretion with respect to investments held by the GSO Funds. Each of the GSO Funds, GSO Capital Partners LP or Mr. New (collectively, the "GSO Persons") may be deemed a beneficial owner of common stock. However, the foregoing should not be deemed to constitute an admission that Mr. New is the beneficial owner of any of our common stock owned by the GSO Funds. Mr. New disclaims any beneficial ownership of the shares of our common stock owned by the GSO Funds.

(15)
Includes an option to acquire 7,000 shares of common stock an exercise price of $10 per share and expiring on October 1, 2019 and an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(16)
Includes 789,000 restricted shares subject to forfeiture and 1,435,763 shares issuable upon the exercise of options exercisable within 60 days of September 17, 2010. Beneficial ownership after the offering includes 789,000 restricted shares subject to forfeiture and 2,838,332 shares issuable upon the exercise of potions exercisable within 60 days of the completion of the offering.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        As of September 17, 2010, MatlinPatterson owned approximately 92% of our outstanding shares of common stock. Four of our directors, Messrs. Matlin, Palmer, Schoels and Teitelbaum, serve in various executive capacities at MatlinPatterson or one of its affiliates. MatlinPatterson and these directors are our "related persons" under the Exchange Act, and these directors may be considered to have an indirect interest in transactions involving MatlinPatterson or one of its affiliates, given these relationships.

        From time to time, World subleased engines to Arrow Air, Inc., an airline which is indirectly majority-owned by investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager. World has from time to time in the past flown B747-400 freighter and MD-11 freighter aircraft under ACMI arrangements with Arrow Air. For the years ended December 31, 2009, 2008, and 2007, Arrow paid us an aggregate of $20.6 million, $0.6 million, and $0 respectively in connection with ACMI contracts and engine sub-leases.

        Gleacher & Company, Inc. (formerly Broadpoint Gleacher Securities Group, Inc.) through its subsidiary Gleacher & Company Securities, Inc. (formerly Broadpoint Capital, Inc.) provided financial advisory and placement agent services to us in connection with the restructuring of our debt in 2009 for which we paid fees totaling $3 million to Gleacher & Company Securities, Inc. The same person or entity that ultimately controls MatlinPatterson Global Advisers LLC, which is the investment manager of the entities that indirectly control our majority stockholder, indirectly controls an investment partnership that indirectly owns a significant interest in Gleacher.

        Certain affiliates of GSO hold approximately $74.7 million of our Second Lien Loan as of June 30, 2010, which represents the largest aggregate principal amount outstanding. The Second Lien Loan bears interest at an annual rate of 18%, consisting of interest payable in cash at an annual rate of 12% and interest payable in kind at an annual rate of 6%, and was incurred in September 2009 to refinance then-existing debt. As part of the replacement of our prior second lien debt with the Second Lien Loan from certain affiliates of GSO, we issued warrants to certain affiliates of GSO which were immediately converted into 838,000 shares of common stock. See "Description of Certain Indebtedness." Pursuant to a letter agreement between GSO, MatlinPatterson and us, certain affiliates of GSO have the right to designate one member of our board of directors until the completion of our initial public offering of common stock, GSO holds less than a majority of the outstanding Second Lien Loan, or less than 25% of such holder's original loan commitment remains outstanding. Jason New currently serves as GSO's designee on our board of directors.

Stockholders Agreement

        In connection with this offering, we will enter into a stockholders agreement with MatlinPatterson, which we refer to as the "Stockholders Agreement." The Stockholders Agreement will provide as follows:

        Board Representation.    For so long as MatlinPatterson and its affiliates own at least 10% of our total voting power, it will be entitled to designate such number of directors to serve on our board of directors as would be proportionate to the total voting power beneficially owned by MatlinPatterson and its affiliates, rounded up to the nearest whole person, provided that in the event that MatlinPatterson and its affiliates owns less than 50% of our total voting power (i) the number of directors appointed by MatlinPatterson shall be rounded down to the nearest whole person, and (ii) the board of directors will be composed of a majority of directors who are not affiliated or associated with MatlinPatterson and are not executives or employees of us or our subsidiaries. To the extent MatlinPatterson and its affiliates decrease their holdings of our voting stock, we will have the right to request the resignation of directors designated by MatlinPatterson to maintain such appointments in proportion to MatlinPatterson's holdings of our voting stock.

        Pre-Approval.    Certain proposed transactions with MatlinPatterson will be required to be pre-approved by a majority of the non-management independent directors of our board.

        Confidentiality.    MatlinPatterson will agree to keep confidential all confidential information relating to us that it receives in its capacity as a stockholder, pursuant to its information rights contained in the Stockholder Agreement, and that it receives from its director designees and not use such information in any manner adverse to us. MatlinPatterson's confidentiality obligation is subject to certain customary exceptions as well as exceptions for information disclosed to MatlinPatterson's investors or in connection with any merger, sale of assets, business combination, financing or similar transaction involving MatlinPatterson or its affiliates, provided, in these instances, that the recipients are subject to comparable confidentiality obligations.

        Registration Rights.    MatlinPatterson will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act of 1933, as amended, at any time following expiration of the lock-up period as described under the caption "Shares eligible for future sale—Lock-up Agreements". MatlinPatterson will have an aggregate of three demand registration rights as well as one shelf registration demand right on Form S-3 at any time following the first anniversary of the settlement of this offer. In addition, if we propose to register any additional shares of our capital stock under the Securities Act, MatlinPatterson will be entitled to customary "piggyback" registration rights, which will entitle them to include their shares of common stock in a registration of our securities for sale by us or by other security holders. The registration rights will be subject to customary exceptions and qualifications and compliance with certain registration procedures. Following completion of this offering,             million shares of common stock, representing            % of our outstanding shares of common stock, will be entitled to the benefits of these registration rights.

Related Party Transaction Policy

        We currently do not have a written, stand-alone policy for evaluating related party transactions. The audit committee of our board of directors reviews any related party transactions in which we are or will be a participant and that involves an amount exceeding $l20,000. The audit committee's review procedures include evaluation of the following:

  •
  the nature of the relationships among the parties;

  •
  the materiality of the transaction to us;

  •
  the related person's interest in the transaction; and

  •
  the benefit of the transaction to the related person and to us.

        Additionally, in cases of transactions in which a director or executive officer may have an interest, the audit committee also will evaluate the effect of the transaction on such individual's willingness or ability to properly perform his or her duties at the Company. The audit committee may utilize, as necessary, our code of ethics.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Overview

        The following descriptions of our First Lien Notes, the Second Lien Loan, aircraft operating leases and lease common terms agreements are only summaries of the material provisions of the applicable documents, do not purport to be complete and are qualified in their entirety by reference to the provisions of the applicable documents. Solely for purposes of this section of the prospectus, the term "Global" refers to Global Aviation Holdings Inc., and does not include our subsidiaries.

First Lien Notes

        On August 13, 2009, we issued $175 million aggregate principal amount of 14% Senior Secured First Lien Notes due 2013, which we refer to as the "First Lien Notes." As a result of repurchases of the First Lien Notes by us, the outstanding aggregate principal amount of the First Lien Notes as of June 30, 2010 is $159.5 million. The First Lien Notes are the joint and several liability of Global, World, and North American, whom will sometimes be referred to collectively as the "Note Issuers." The First Lien Notes are senior in right of payment to all existing and future subordinated indebtedness of the Note Issuers, and rank equal in priority with all existing and future senior indebtedness of the Note Issuers. The First Lien Notes are secured by a first priority lien on and security interest in substantially all of the assets of the Note Issuers (other than mobile equipment and rights under aircraft operating leases and other excluded assets) and are secured by certain former assets of ATA, which we refer to as the "ATA Assets." The First Lien Notes are guaranteed by all of our existing and future domestic subsidiaries, other than those subsidiaries which we from time to time designate as being unrestricted subsidiaries. As of the date hereof, we have not designated any unrestricted subsidiaries.

        The First Lien Notes mature on August 15, 2013. The indenture governing the First Lien Notes, or "Note Indenture," as well as the collateral agreements entered into pursuant to the Indenture to secure the Notes, or "Collateral Documents," contain provisions prohibiting or limiting the ability of the Note Issuers to engage in certain activities, to make certain payments or declare or pay any dividends on Global's stock (other than dividends payable in stock), to redeem equity interests, to incur additional indebtedness, to make certain investments, to sell assets, to grant or permit to exist additional liens and other covenants and agreements that may limit the business and affairs of the Issuers. We are also required to maintain consolidated cash flow (minus capital expenditures) of at least $45 million for all quarterly reporting periods ending on or prior to June 30, 2010 and at least $50 million thereafter. Failure to perform or satisfy these covenants and breaches of other representations and warranties contained in the Note Indenture and the Collateral Documents constitute events of default under the Indenture and expose the Note Issuers to various rights and remedies of the holders of the First Lien Notes, including the right to accelerate payment of the First Lien Notes.

        The First Lien Notes are subject to certain optional and mandatory redemption provisions as provided in the Note Indenture. We have the right to redeem the First Lien Notes, in whole or in part, prior to August 15, 2012, only upon payment of an applicable premium (equal to the greater of (i) 1% of the note amount being redeemed or (ii) the present value of the sum of (x) 110.5% of the principal amount of the First Lien Note being redeemed plus (y) required interest payments from the date of redemption through August 15, 2012 (excluding accrued and unpaid interest at the redemption date) discounted to present value at the date of redemption by using a discount rate equal to the applicable U.S. Treasury Rate plus 50 basis points) divided by the principal amount of the First Lien Note, plus accrued and unpaid interest through redemption. Alternatively, we have the right to redeem the First Lien Notes prior to August 15, 2012 out of proceeds of an equity offering of our stock at 114% of the principal amount of the First Lien Notes being redeemed, plus accrued and unpaid interest thereon through the redemption date, subject to the limitation that not more than 65% of original principal amount of First Lien Notes (adjusted for purchases resulting from semi-annual offers and distributions of ATA assets noted below) may be redeemed. Thereafter, First Lien Notes are redeemable at the amounts as specified in the Note Indenture (110.5% of principal face amount if redeemed prior to August 15, 2013 and 100% if redeemed on or after August 15, 2013), plus accrued and unpaid interest. The holders of the First Lien Notes also have a right to have the First Lien Notes redeemed in the event of a change in control of Global. The redemption price for the First Lien Notes redeemed in connection with a change in control is 101% of the aggregate principal face amount of the outstanding First Lien Notes, plus accrued and unpaid interest.

        On June 30 and December 31 of each year, we are required to offer to purchase up to $10 million aggregate principal face amount of the First Lien Notes at a purchase price in cash equal to 100% of the principal amount, plus accrued and unpaid interest thereon. We are also required to offer to repurchase First Lien Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of certain events, including upon the realization of the net cash proceeds from a distribution of ATA Assets so long as the aggregate amount of such excess proceeds received by us exceeds $5 million and from excess net proceeds of $7.5 million or more in connection with certain asset sales. The terms of the First Lien Notes also permit the prepayment of the Second Lien Loan using the proceeds from certain equity offerings, such as this offering. During the six months ended June 30, 2010, Global purchased $7.5 million in principal amount of the First Lien Notes pursuant to the semiannual offer. On June 30, 2010, Global offered to purchase $11.0 million in principal amount of the First Lien Notes on August 3, 2010. Holders of $34,000 in principal amount of the First Lien Notes accepted this offer, and Global purchased these First Lien Notes on August 3, 2010. Finally, Global purchased $8.0 million of the First Lien Notes in the open market during the second quarter of 2010. As of June 30, 2010, $159.5 million in principal amount of the First Lien Notes remain outstanding.

Second Lien Loan

        Concurrently with the offering of the First Lien Notes, we incurred $64.1 million of second lien loans. On September 29, 2009, we refinanced the $64.1 million of original second lien loans with $72.5 million of new second lien term loans from a new lender. Unless the content otherwise requires, "Second Lien Loan" refers to the new second lien term loans pursuant to the credit agreement dated as of September 29, 2009. In connection with the refinancing of the original second lien loans, we issued warrants that were immediately converted into 838,000 shares of common stock.

        The final maturity date for the Second Lien Loan is September 29, 2014. Global, North American and World, who are the issuers of the First Lien Notes, are also the borrowers under the Second Lien Loan. All obligations under the credit agreement are guaranteed by all of our subsidiaries that guarantee the First Lien Notes. All obligations under the credit agreement are secured by second-priority liens on substantially all of our tangible and intangible assets (other than excluded assets), and the ATA Assets. There are no regularly scheduled principal payments under the Second Lien Loan prior to the final maturity date.

        We have the right, but no obligation, to prepay the Second Lien Loan, upon payment of the applicable prepayment premium. For voluntary prepayments made prior to September 29, 2011, the prepayment premium shall equal the sum of the present value of (a) 6% of the principal amount being prepaid plus (b) an amount equal to interest that would have been payable on such principal amount from the date of prepayment through September 29, 2011 (excluding any accrued and unpaid interest at the dates of prepayment), computed using a discount rate equal to the applicable Treasury Rate calculated at the date of prepayment plus 0.50%. A prepayment premium of 6% of the principal amount being prepaid is due with any prepayment made after September 29, 2011 but on or prior to September 29, 2012. A prepayment premium of 4% of the principal amount being prepaid applies to voluntary prepayments made subsequent to September 29, 2012 but on or prior to September 29, 2013. Further, during the period from September 29, 2010 to September 29, 2011, we have the right to prepay the Second Lien Loan in the event of a change of control or the consummation of an underwritten initial public offering of our stock during such period. A prepayment premium equal to 18% of the principal amount of Second Lien Loan being prepaid is due with any such voluntary prepayment. We are also required to offer to repay in cash, without premium, the Second Lien Loan, plus accrued and unpaid interest, using the amount of net cash proceeds received from a distribution of ATA assets in excess of the amount used to repurchase First Lien Notes, so long as the aggregate amount of excess proceeds available to repay the Second Lien Loan exceeds $1.3 million.

        In August 2010, we amended the credit agreement governing the Second Lien Loan to provide that we may, at our election, pay the premium due upon prepayment of the Second Lien Loan in connection with our initial public offering in the form of shares of our common stock valued at the public offering price less 7%; provided that the common stock issued to the lenders in payment of such prepayment premium does not result in such lenders, collectively, owning of record a total of 5% or more of our common stock on a fully diluted basis, after giving effect to the initial public offering and the issuance of common stock in payment of the prepayment premium.

        Interest accrues on the amount of the Second Lien Loan outstanding at an annual rate of 18% and is payable in cash at an annual rate of 12%, on a semi-annual basis, with the balance of the accrued interest being payable in kind on each interest payment date as additional loans in an amount equal to 6% of the aggregate principal amount of Second Lien Loan then outstanding.

        The credit agreement contains representations and warranties by the credit parties, as well as events of default, that are in each case substantially similar to those applicable to the First Lien Notes. The credit agreement requires that the credit parties comply with affirmative and negative covenants substantially similar to those applicable to the First Lien Notes. In particular, we are also required to maintain consolidated cash flow (minus capital expenditures) of at least $45 million for all quarterly reporting periods ending on or prior to June 30, 2010 and at least $50 million thereafter. During the first four test periods following the issuance of the notes, we are permitted to increase our consolidated cash flow, less capital expenditures, by an amount equal to any cash funds contributed as common equity, up to $5 million in the aggregate for all such test periods. Failure to perform or satisfy these covenants and breaches of other representations and warranties contained in the credit agreement and certain related collateral documents constitute events of default under the credit agreement and expose us to various rights and remedies of the holders of the Second Lien Loan, including the right to accelerate payment of the Second Lien Loan. Wells Fargo Bank, National Association, acts as collateral agent under various collateral documents securing the First Lien Notes and the Second Lien Loan and the relative rights pertaining to the collateral are set fourth in the intercreditor agreement.

Aircraft Operating Leases

        General.    All of our aircraft and related engines are subject to operating lease agreements and lease common terms agreements with the various lessors. These aircraft leases contain various covenants whereby World or North American are subject to requirements regarding the operation, maintenance, and insurance of the aircraft, as well as certain other requirements that may limit the business and affairs of the company. As of August 15, 2010, scheduled future minimum lease payments under operating leases having initial non-cancelable lease terms of more than one year were approximately $603 million in the aggregate.

 DESCRIPTION OF CAPITAL STOCK

        The following description summarizes the material terms of our capital stock and provisions of our amended and restated certificate of incorporation, as amended ("certificate of incorporation") and amended and restated by-laws ("by-laws") upon the completion of this offering. Because this is only a summary, it does not contain all of the information that may be important to you.

Authorized Capitalization

        Upon the completion of this offering, our authorized capital stock will consist of 500,000,000 of shares of common stock, par value $0.0001 per share, and         shares of preferred stock, par value of $         per share. Following the completion of this offering, we will have          shares of common stock issued and outstanding.

        Prior to this offering and as of September 17, 2010, there were approximately 45 holders of record of our common stock, and no shares of preferred stock authorized or outstanding.

Common Stock

        Voting Rights.    The holders of our common stock are entitled to one vote per share. Except as otherwise required by law, holders of common stock will vote as a single class on all matters presented to the stockholders for a vote. Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting with respect to the election of directors. Directors will be elected by a plurality of the votes cast in the election of directors once a quorum is present except that persons receiving more votes against than their votes in favor will not be elected as directors. All other matters will be decided by holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters present at the meeting or by proxy.

        Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

        Liquidation Rights.    Upon liquidation or dissolution of Global, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations.

        Preemptive Rights.    Under our certificate of incorporation and by-laws, our stockholders are not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock.

        Other Matters.    The holders of our common stock have no conversion rights and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

        Our board of directors is authorized, without further stockholder approval but subject to applicable rules of the NASDAQ Global Select Market and any limitations prescribed by law, to issue up to             shares of preferred stock from time to time in one or more series, with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as may be stated in the resolution or resolutions providing for the issuance of such stock adopted from time to time by the board of directors.

        Depending upon the rights of holders of the preferred stock, an issuance of preferred stock could adversely affect holders of common stock by delaying or preventing a change of control of Global, making removal of our management difficult, or restricting the payment of dividends and other distributions to the holders of common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws at the offering will contain some provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions also may have the effect of delaying, deferring or preventing a future takeover or change in control unless the takeover or change in control is approved by our board of directors.

        Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

        Advance Notice Requirements for Stockholder Proposals.    Our by-laws will provide that stockholders seeking to bring business before an annual meeting of stockholders must provide written notice of their proposal to the corporate secretary not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

        Special Meetings of Stockholders.    Our by-laws will provide that special meetings of our stockholders may be called only by the chairman of our board of directors, if any, or pursuant to a resolution approved by a majority of our board of directors, or a committee of the board of directors authorized to call such meetings.

        Authorized but Unissued Shares.    Our authorized but unissued shares of capital stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Certain Other Provisions of Our Certificate of Incorporation and By-Laws and Delaware Law

        Board of Directors.    Our certificate of incorporation will provide that the number of directors shall be determined in the manner specified by our bylaws, and may be increased or decreased from time to time in the manner prescribed by our bylaws. Currently, our board of directors consists of ten directors. Pursuant to the Stockholders Agreement between MatlinPatterson and us, MatlinPatterson will be entitled to appoint a number of directors to our board of directors equal to its percentage ownership of our common stock. See "Certain Relationships and Related Party Transactions—Stockholder Agreement" above.

        Stockholder Action by Written Consent.    Pursuant to our certificate of incorporation, so long as MatlinPatterson or one of its afffiliates collectively holds shares of our stock sufficient to authorize or take action at an annual or special meeting, then any action required or permitted to be taken at an annual or special stockholders' meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

        Amendments to Our Certificate of Incorporation and By-Laws.    Pursuant to our certificate of incorporation, our board of directors may amend our by-laws, subject to any specific limitation on such power contained in any by-laws adopted by stockholders, except that the stockholders are not entitled to amend the by-laws in a manner, or adopt a new by-law, that would materially and adversely affect the rights of the holders of our common stock unless such amendment has been approved by our board of directors.

        Corporate Opportunities.    Our certificate of incorporation will provide that none of MatlinPatterson or its affiliates (referred to as the Investors), or any director, officer or employee of an Investor (each referred to as a Specified Party), will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do. In the event that any Investor or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Investor or Specified Party, as applicable, and us, none of the Investors or Specified Parties has any duty to communicate or offer such corporate opportunity to us, and any Investor or Specified Party is entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and we have no right in or to such corporate opportunity or to any income or proceeds derived therefrom.

        In the event that one of our directors, officers or employees who is also a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, we will have no interest in such corporate opportunity and no expectation that such corporate opportunity be offered to us, so that such Specified Party will have no duty to communicate or present such corporate opportunity to us, will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than us and will not breach any fiduciary duty to us by reason of the fact that such Specified Party pursues or acquires such corporate opportunity for itself, directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

        Notwithstanding the foregoing, our certificate of incorporation will provide that we do not renounce any interest or expectation we may have in any corporate opportunity that is offered to any Investor or Specified Party, if such opportunity is expressly offered to such Investor or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee.

        Limitations on Non-U.S. Citizen Ownership.    Non-U.S. citizens may not own or control more than 25% of the voting power of our outstanding capital stock entitled to vote.

        Limitations on Liability and Indemnification of Officers and Directors.    The Delaware General Corporation Law, or the DGCL, authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our organizational documents include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. Our organizational documents also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We have also entered into indemnification agreements with each of our directors providing for similar indemnification rights. Further, we maintain directors' and officers' insurance for our directors, officers and certain employees for some liabilities.

        The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        Inapplicability of Delaware Anti-Takeover Statute.    As permitted under the DGCL, our certificate of incorporation will make the anti-takeover protection of Section 203 of the DGCL, inapplicable to us. Generally, Section 203 of the DGCL provides that any person who acquires direct or indirect beneficial ownership of 15% or more of the outstanding voting stock of a Delaware corporation becomes an "interested shareholder". Section 203 prohibits a corporation from engaging in any "business combination" with an interested shareholder for a period of three years following the date that such interested shareholder becomes an interested shareholder, unless certain conditions are satisfied. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar & Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07015.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the perception that such sales could occur, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding                        shares of our common stock, assuming that there are no exercises of outstanding options or warrants after August 15, 2010. Of these shares, all of the                        shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

        Of the remaining        shares of common stock held by our existing stockholders, following the expiration or early termination of the lock-up agreement described below,         shares may be resold after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemption provided by Rule 144 under the Securities Act described below. The remaining        shares of common stock held by our existing stockholders upon completion of this offering will be eligible for immediate sale.

Lock-Up Agreements

        In connection with this offering, officers, directors, employees and stockholders, who together hold an aggregate of more than         % of the outstanding shares of our common stock, have agreed, subject to limited exceptions, not to directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus, and in specific circumstances, up to an additional 18 days, without the prior written consent of Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. The lenders under our Second Lien Loan have agreed to similar restrictions on their common stock in connection with the payment of the prepayment premium on the Second Lien Loan in common stock. See "Underwriting."

Rule 144

        Under Rule 144, persons who are beneficial owners of shares of our common stock that are "restricted securities" at the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

        At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately        shares immediately after this offering; and

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  the average weekly trading volume in our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

        At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

        For purposes of this discussion, a "non-U.S. holder" means a person (other than a partnership) that for U.S. federal income tax purposes is not any of the following:

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  an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

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  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes, and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including a United States expatriate, a "controlled foreign corporation," a "passive foreign investment company," a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, or a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        This discussion is provided for general information only and does not constitute legal advice to any prospective purchaser of our common stock. Additionally, this discussion cannot be used by any holder for the purpose of avoiding tax penalties that may be imposed on such holder. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock in light of your particular circumstances and any consequences arising under the laws of applicable state, local or foreign taxing jurisdictions. You should also consult with your tax advisors concerning any possible enactment of legislation that would affect your investment in our common stock in your particular circumstances.

Distributions on Common Stock

        In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder's basis in the common stock and, to the extent such portion exceeds the non-U.S. holder's basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Dispositions of Common Stock."

        Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (or, where an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

        Even if a non-U.S. holder is eligible for a lower treaty rate, dividend payments generally will be subject to withholding at a 30% rate (rather than the lower treaty rate) unless:

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  the non-U.S. holder provides a valid IRS Form W-8BEN or other documentary evidence establishing entitlement to the lower treaty rate with respect to such payments, and

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  in the case of actual or constructive dividends paid to a foreign entity after December 31, 2012, the non-U.S. holder holds the common stock through a foreign financial institution or entity that has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity) and, if required, has provided the withholding agent with a certification identifying its direct and indirect U.S. owners.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

        Any gain realized by a non-U.S. holder on the disposition of our common stock will generally not be subject to U.S. federal income or withholding tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (or, where an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

        A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or a lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

        In the case of the sale or disposition of common stock after December 31, 2012, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the second bullet point above under "Material U.S. Federal Tax Consequencs—Distributions on Common Stock" are satisfied.

U.S. Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies generally on a Form W-8BEN under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), and such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Jefferies & Company, Inc.
Total:

        The underwriters and the representatives are collectively referred to as the "underwriters," and as the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters' over-allotment described below, the underwriting agreement may be terminated.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        The underwriters have an option exercisable for 30 days from the date of this prospectus to purchase up to            additional shares of common stock from the selling stockholder at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. The selling stockholder is only selling shares in this offering if the underwriters exercise their option and we will not receive any of the proceeds from a sale of shares by the selling stockholder.

        If the underwriters' option to purchase additional shares of common stock were not exercised, the total price to the public would be $            , the total underwriting discounts and commissions paid by us would be $            and total proceeds to us would be $            . If the underwriters' option to purchase additional shares of common stock is exercised in full, the total price to the public would be $            , the total underwriting discounts and commissions paid by us would be $            , the total underwriting discounts and commissions paid by the selling stockholder would be $            , total proceeds to us would be $            , and total proceeds to the selling stockholder would be $            .

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We intend to list on the NASDAQ Global Select Market under the trading symbol "GLAH."

        We, all our directors and officers, the holders of approximately        % of our outstanding stock and, in the event we issue common stock to pay the prepayment premium on our Second Lien Loan, the lenders thereunder, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

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  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

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  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated and Jefferies & Company, Inc. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  the grant of options or the issuance of shares of common stock by us pursuant to our equity plans described in this prospectus, provided that the recipient of the options or shares agrees to be subject to the restrictions described above;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

  •
  transfers or dispositions by the holder to our company in connection with the tax withholding obligations relating to options that expire or stock that vests during the lock-up period;

  •
  transfers by any person other than us of shares of common stock or other securities as a bona fide gift; or

  •
  distributions other than by us of shares of common stock or other securities to limited partners or stockholders;

provided that in the case of each of the last two transactions, each donee or distributee agrees to be subject to the restrictions on transfer described above.

        The 180 day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180 day restricted period we issue an earnings release or material news event relating to us occurs, or

  •
  prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        Jefferies Finance, LLC, an affiliate of Jefferies & Company, Inc., has provided financing to us from time to time in the past. See notes to our audited consolidated financial statements included elsewhere in this prospectus.

        We, the selling stockholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

  (a)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of shares to the public" in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive ("qualified investors") that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

VALIDITY OF COMMON STOCK

        The validity of the issuance of the common stock offered by this prospectus will be passed upon for us by Bryan Cave LLP, Atlanta, Georgia, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Global Aviation Holdings Inc. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows (the "consolidated financial statements") of World Air Holdings, Inc., and subsidiaries for the year ended December 31, 2006 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" effective January 1, 2006 and the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006.

        We have agreed to indemnify and hold KPMG LLP (KPMG) harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG's consent to the inclusion of its audit report on the World Air Holdings, Inc.'s past financial statements included in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

        As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Global Aviation Holdings Inc.

        We have audited the accompanying consolidated balance sheets of Global Aviation Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Aviation Holdings Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

                        /s/ Ernst & Young LLP

Atlanta, Georgia
June 25, 2010,
except for Note 18, as to which the date is
October 1, 2010

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)

	December 31
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$73,077	$87,424
Restricted cash	—	930
Accounts receivable, net of allowance for doubtful accounts of 2009—$654; 2008—$387	42,037	60,112
Inventories, net	19,762	20,488
Maintenance reserve deposits	45,514	39,999
Deferred tax assets	8,136	20,922
Prepaid expenses and other current assets	43,050	47,244

Total current assets	231,576	277,119
Property and equipment:
Flight equipment	165,998	132,087
Facilities and ground equipment	18,571	16,089

Gross property and equipment	184,569	148,176
Accumulated depreciation	(58,043)	(27,651)

Net property and equipment	126,526	120,525
Intangible assets:
Military contract intangibles, net of accumulated amortization of 2009—$59,894; 2008—$34,675	192,288	217,507
Other intangible assets, net of accumulated amortization of 2009—$8,122; 2008—$4,014	4,000	8,108

Total intangible assets	196,288	225,615
Restricted cash	8,135	7,473
Maintenance reserve deposits	59,861	51,602
Deposits and other assets	57,139	42,001

Total assets	$679,525	$724,335

Liabilities and stockholders' equity
Current liabilities:
Current maturities of long-term debt	$24,400	$57,597
Accounts payable	11,338	25,452
Air traffic liabilities	5,504	9,300
Accrued compensation and benefits	25,225	26,103
Accrued flight expenses	20,534	10,652
Other accrued expenses and current liabilities	92,226	115,713

Total current liabilities	179,227	244,817
Long-term debt, less current maturities	211,128	321,682
Warrants	—	45
Deferred tax liabilities, net	72,544	120,365
Other liabilities	25,257	30,671
Stockholders' equity:
Preferred stock, 15,000,000 shares authorized; issued and outstanding 2009—0 and 2008—11,507,142	—	158,644
Common stock, $0.0001 par value; authorized 2009—400,000,000 and 2008—50,000,000; issued and outstanding 2009—25,906,300 and 2008—1,252,100	3	1
Warrants	1,479	1,434
Additional paid-in capital	336,904	140,761
Accumulated deficit	(147,414)	(293,984)
Accumulated other comprehensive income (loss)	397	(101)

Total stockholders' equity	191,369	6,755

Total liabilities and stockholders' equity	$679,525	$724,335

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Statements of Operations

(Dollar amounts in thousands, except income (loss) per share data)

	Years Ended December 31
	2009	2008*	2007**
Operating revenues:
Military passenger	$783,845	$992,252	$560,602
Military cargo	74,297	97,295	36,034
Commercial cargo	115,755	125,025	41,119
Commercial passenger	57,083	94,665	62,445
Scheduled service	298	99,772	416,894
Other	11,307	38,921	37,516

Total operating revenues	1,042,585	1,447,930	1,154,610

Operating expenses:
Aircraft fuel	225,309	490,714	383,523
Aircraft rentals	164,260	159,666	139,071
Maintenance, materials and repairs	135,754	140,364	108,404
Flight operations	102,599	123,150	118,682
Aircraft and traffic servicing	89,538	114,532	111,006
Passenger services	78,351	91,571	82,873
Crew positioning	55,423	77,382	53,523
Selling and marketing	52,401	70,057	68,707
Depreciation and amortization	71,092	64,978	43,814
General and administrative	44,145	120,245	88,496
Asset impairment and aircraft retirements	5,716	124,520	7,161
Other expenses	6,895	6,811	4,543

Total operating expenses	1,031,483	1,583,990	1,209,803

Operating income (loss)	11,102	(136,060)	(55,193)
Other income (expense):
Interest income	4,764	7,068	11,230
Interest expense	(58,700)	(58,804)	(38,468)
Gain on investment	58,122	—	—
Gain on debt extinguishment	85,305	—	—
Other, net	(2,470)	5,950	(231)

Total other income (expense)	87,021	(45,786)	(27,469)

Income (loss) before income tax (benefit) expense	98,123	(181,846)	(82,662)
Income tax (benefit) expense	(43,836)	5,691	(12,996)

Net income (loss)	141,959	(187,537)	(69,666)
Preferred stock dividends	(9,483)	(29,802)	(10,194)

Income (loss) available to common stockholders	$132,476	$(217,339)	$(79,860)

Basic income (loss) available to common stockholders per share:
Weighted—average shares outstanding	19,019,000	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$6.97	$(173.58)	$(71.93)
Diluted income (loss) available to common stockholders per share:
Weighted—average shares outstanding	32,685,800	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$4.34	$(173.58)	$(71.93)

*
Includes the results of ATA from January 1, 2008 to April 2, 2008

**
Includes the results of ATA for the entire period

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31
	2009	2008*	2007**
Operating activities
Net income (loss)	$141,959	$(187,537)	$(69,666)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	71,092	64,978	43,814
Gain on debt extinguishment	(85,305)	—	—
Gain on investment	(58,122)	—	—
Cumulative effect of ASC 840-10	7,309	—	—
Amortization of loan costs	7,673	10,004	4,151
Amortization of debt discount	8,496	3,954	1,483
Asset impairment and aircraft retirements	5,716	124,520	7,161
Stock-based compensation expense	3,034	5,708	2,415
Deferred income taxes	(37,747)	2,353	(14,742)
Non-cash interest	28,899	43,036	18,383
Other non-cash items	—	(1,018)	11,610
Gain on adjustment of warrants value	—	(6,286)	—
Loss (gain) on disposal or sale of equipment	1,079	1,351	(1,000)
Changes in operating assets and liabilities, exclusive of acquisition:
Accounts receivable, net	18,075	(28,896)	(32,798)
Inventories, net	(3,548)	(5,728)	998
Other current assets	(1,441)	(29,426)	(18,032)
Accounts payable	(14,114)	44,350	2,911
Air traffic liabilities and accrued flight expenses	6,086	3,296	21,307
Accrued compensation and benefits	(878)	(1,174)	(13,929)
Other accrued expenses and current liabilities	(30,249)	51,503	3,620
Other liabilities and other assets	(7,571)	8,926	11,829

Net cash provided by (used in) operating activities	60,443	103,914	(20,485)

Investing activities
Capital expenditures	(37,656)	(66,215)	(67,917)
Proceeds from disposal or sale of equipment	19	907	2,450
Insurance proceeds from impairment of assets	1,000	—	—
Proceeds from gain on investment	1,500	—	—
Cash surrendered upon deconsolidation of ATA	—	(26,084)	—
Acquisition of World Air Holdings, net of cash acquired	—	—	(283,839)

Net cash used in investing activities	(35,137)	(91,392)	(349,306)

Financing activities
Proceeds from long-term debt and warrants	247,603	—	340,000
Payments on long-term debt	(285,797)	(542)	(81,436)
Payment of costs related to issuance of debt and preferred stock	(21,337)	(11,320)	(16,040)
Proceeds from issuance of preferred stock	20,000	—	161,100
Proceeds from long-term debt from affiliates	—	7,000	28,000
Payments on long-term debt from affiliates	—	—	(54,261)
(Repurchase) proceeds from issuance of common stock	(122)	—	18

Net cash (used in) provided by financing activities	(39,653)	(4,862)	377,381

Net increase (decrease) in cash and cash equivalents	(14,347)	7,660	7,590
Cash and cash equivalents at beginning of year	87,424	79,764	72,174

Cash and cash equivalents at end of year	$73,077	$87,424	$79,764

Supplemental information
Cash payments for:
Interest paid	$2,033	$21	$13,652
Income taxes (refunded) paid	$(4,555)	$(1,851)	$518

*
Includes the cash flow of ATA from January 1, 2008 to April 2, 2008

**
Includes the cash flow of ATA for the entire period

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2009, 2008, and 2007

(In thousands)

	Preferred Stock		Common Stock					Accumulated Other Comprehensive Income (Loss)
						Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Warrants
Balance as of January 1, 2007	—	$—	1,071	$1	$1,434	$107,317	$(36,781)	$—	$71,971
Net loss	—	—	—	—	—	—	(69,666)	—	(69,666)
Net post-retirement loss	—	—	—	—	—	—	—	(287)	(287)

Total other comprehensive loss							(69,666)	(287)	(69,953)
Issuance of common stock	—	—	1	—	—	—	—	—	—
Exercise of warrants	—	—	180	—	—	25,321	—	—	25,321
Stock-based compensation	—	—	—	—	—	2,415	—	—	2,415
Proceeds from issuance of preferred stock, net	11,507	158,644	—	—	—	—	—	—	158,644

Balance as of December 31, 2007	11,507	$158,644	1,252	$1	$1,434	$135,053	$(106,447)	$(287)	$188,398
Net loss	—	—	—	—	—	—	(187,537)	—	(187,537)
Net post-retirement gain	—	—	—	—	—	—	—	186	186

Total other comprehensive income (loss)	—	—	—	—	—	—	(187,537)	186	(187,351)
Stock-based compensation	—	—	—	—	—	5,708	—	—	5,708

Balance as of December 31, 2008	11,507	$158,644	1,252	$1	$1,434	$140,761	$(293,984)	$(101)	$6,755
Adoption of ASC 840-10, net of tax of $2,698	—	—	—	—	—	—	4,611	—	4,611

Adjusted balance as of January 1, 2009	11,507	$158,644	1,252	$1	$1,434	140,761	(289,373)	(101)	11,366
Net income	—	—	—	—	—	—	141,959	—	141,959
Net post-retirement gain								450	450
Net unrealized gain on investment							—	48	48

Total other comprehensive income							—	498	142,457
Proceeds from issuance of preferred stock	1,429	20,000	—	—	—	—	—	—	20,000
Conversion of debt to preferred stock	548	7,680	—	—	—	—	—	—	7,680
Accumulated preferred dividend	—	49,479	—	—	—	(49,479)	—	—	—
Conversion of preferred stock dividend	—	(49,479)	4,948	—	—	49,479	—	—	—
Conversion of preferred stock, net of issuance costs, to common stock	(13,484)	(186,324)	18,879	—	—	186,322	—	—	—
Issuance of warrants	—	—	—	—	7,125	—	—	—	7,125
Conversion of warrants from liability to equity	—	—	—	—	45	—	—	—	45
Warrants converted to common stock	—	—	838	—	(7,125)	7,125	—	—	—
Stock-based compensation	—	—	—	1	—	3,034	—	—	3,034
Repurchase of fractional shares	—	—	(12)	—	—	(122)	—	—	(122)
Rights offering	—	—	1	1	—	(216)	—	—	(216)

Balance as of December 31, 2009	—	$—	25,906	$3	$1,479	$336,904	$(147,414)	$397	$191,369

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies

        Global Aviation Holdings Inc. (Global, and collectively with its wholly owned subsidiaries, the Company) is a global provider of customized air transport passenger and cargo services, offering a broad range of aircraft types and payloads. The Company offers military, cargo, and commercial charter services through its two operating airlines: World Airways, Inc. (World) and North American Airlines, Inc. (North American). World provides long-range passenger and cargo charter and ACMI air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and ACMI air transportation serving the U.S. Government, tour operators, and other airlines. North American also operated international scheduled passenger service in selected markets, but discontinued this service on May 20, 2008. The North American aircraft used in the scheduled service business were redeployed into military charter operations. The Company's combined fleet consists of the following aircraft types: Boeing 757-200 passenger (B757), Boeing 767-300 passenger (B767), Boeing 747-400 freighter (B747), McDonnell Douglas DC10-30 passenger (DC-10), and McDonnell Douglas MD-11 (MD-11) passenger and freighter. All active aircraft as of December 31, 2009, are leased.

        The Company's wholly owned subsidiaries are as follows: New ATA Acquisition Inc. (New ATA), New ATA Investment Inc. (New ATA Investment), World Air Holdings, Inc. (World Air Holdings), World, North American, World Risk Solutions, Ltd. (World Risk Solutions), World Airways Parts Company, LLC, and Global Aviation Ventures SPV LLC. ATA Airlines, Inc. (ATA) was a wholly owned subsidiary until March 31, 2009. The Company acquired World Air Holdings and its wholly owned subsidiaries, World, North American, World Risk Solutions, and World Airways Parts Company, LLC on August 14, 2007 (the Acquisition Date). On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and ATA subsequently discontinued all business operations. As of April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. The results of operations of ATA through April 2, 2008 are included in the Company's consolidated financial statements (See Note 2).

Principles of Consolidation

        The consolidated financial statements included herein have been presented in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. During the year ended December 31, 2009, the Company completed a 1,000 to 1 reverse stock split on its common stock. Accordingly, all common stock share data have been adjusted to reflect this, including prior periods, unless otherwise indicated.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include fixed asset and intangible asset useful lives, valuation allowances (including, but not limited to, those related to receivables, inventories, and deferred taxes), other income tax accounting, self-insured employee benefits, and legal liabilities. During the year ended December 31, 2009, the Company determined that the useful life related to its World cargo customer relationship

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

intangible asset should be adjusted to amortize the remaining unamortized balance through June 30, 2009. The original useful life on the Acquisition Date was determined to be 10 years. Adjusting the estimated useful life of the asset to fully amortize the cargo customer relationship balance through June 30, 2009, was deemed appropriate based on management's best estimate of the expected benefit of the future cash flows related to the acquired customers. This change in useful life resulted in an additional $3.1 million, or approximately $0.09 per diluted share, in amortization expense recorded for the year ended December 31, 2009.

Cash and Cash Equivalents

        The Company considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash equivalents. The Company had cash and cash equivalents, primarily consisting of money market funds, of $73.1 million and $87.4 million as of December 31, 2009 and 2008, respectively.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and restricted cash. The Company places cash and cash equivalents with high credit-quality institutions. At times, such amounts are in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. As of December 31, 2009, and 2008, such excess over FDIC insurance limits amounted to approximately $62.4 million and $101.7 million, respectively, in bank balances.

Fair Value of Financial Instruments

        The estimated fair value of cash and cash equivalents, and restricted cash, approximate their carrying values due to their short-term nature. The fair values of the Company's debt instruments are calculated based on debt with similar maturities, credit quality and current market rates of interest.

Accounts Receivable

        Accounts receivable are due primarily from the U.S. Government, tour operators, international passenger and cargo air carriers, and international freight forwarders. The Company does not require collateral on its trade receivables. The Company generally invoices upon completion of a flight, and considers amounts past due if payment has not been received within agreed-upon payment terms. An allowance for doubtful accounts has been established based on the Company's collection experience and an assessment of the collectability of specific accounts. The Company evaluates the collectability of accounts receivable based on a combination of factors including, but not limited to, review of a specific customer's ability to meet its financial obligations including, but not limited to, bankruptcy filings, and changes in the aging of accounts receivable. Accounts receivable are charged off against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

Inventories

        Inventories consist primarily of expendable and recoverable/repairable aircraft spare parts, and other supplies. World and North American inventories were initially stated at fair value based on valuations as of the Acquisition Date (See Note 3). Inventories purchased after the Acquisition Date are recorded utilizing average cost on a First-In-First-Out basis and are stated at the lower of cost or market value. Market value is considered to be net realizable value. Inventories are charged to expense when consumed. The average cost method is applied when removing parts from inventories. The Company records an allowance for obsolescence against its inventories by amortizing the book value of the aircraft parts inventories, net of any estimated residual value, over the related fleet's estimated useful service life, or the average of the related fleet's lease term, whichever is shorter. The obsolescence allowance at December 31, 2009 and 2008 was $10.1 million and $5.9 million, respectively.

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist mainly of deposits under leases, or other agreements that will be returned within the next 12 months, and the prepayment for goods or services to be realized within the next 12 months. Also included are deposits received in advance of certain charter flights, which are held in an escrow account until the charter service is provided. Other receivables included in prepaid expenses and other current assets include insurance claims and other miscellaneous receivables.

Property and Equipment

        World's and North American's property and equipment were recorded at fair value based on valuations as of the Acquisition Date (See Note 3). The Company records additions to property and equipment at cost. Property and equipment is depreciated to residual values, if any, over their estimated useful service lives using the straight-line method. Leasehold improvements, flight equipment, and rotable parts related to the Company's aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is shorter. The Company's facilities and ground equipment are generally depreciated over a period of three to seven years.

Airframe and Engine Maintenance and Lease Requirements

        The cost of major engine overhauls for fleet types not covered under a maintenance agreement and the cost of certain overhauls related to heavy airframe, engine, life-limited parts (LLP), landing gear and auxiliary power units (APU) for all fleet types is capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft calendar limits, for both owned and leased aircraft. The Company has maintenance agreements for certain items, such as engines, which require the Company to pay a monthly fee per engine flight hour in exchange for major overhaul, spares, and maintenance of those engines. The Company expenses the cost per flight hour under these agreements as incurred. Under certain of its aircraft and engine leases, the Company is required to make periodic maintenance reserve payments to lessors for certain future maintenance work such as airframe, engine, LLP, landing gear and APU overhauls. In addition, under its aircraft and engine leases, the Company is required to return the airframes, engines, LLP, landing gear, and APUs to the lessors in a specified maintenance condition at the end of the lease (return condition). If the return condition is not met, the

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

leases generally require the Company to provide financial compensation to the lessor. Under certain leases, the maintenance reserve deposits may not be refundable to the Company. Consequently, the Company periodically reviews the balances of the maintenance reserve deposits and writes off any amounts that are no longer probable of being used for maintenance. In determining whether it is probable that maintenance deposits will be used to offset the liability for future maintenance costs, the Company considers the condition of the aircraft, including but not limited to the airframe and engines, and the projected future usage of the aircraft based on the Company's business and fleet plans. For the years ended December 31, 2009, 2008, and 2007, the Company expensed $9.6 million, $10.3 million, and $5.0 million, respectively, of non-refundable maintenance reserve payments on certain aircraft leases where the Company determined that it was not probable that payments would be used to offset the liability for future maintenance costs.

        In June 2008, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus in Issue No. 08-3 (EITF 08-3), Accounting by Lessees for Non-Refundable Maintenance Deposits, included in Accounting Standards Codification (ASC 840-10), Leases, pertaining to maintenance deposits under certain equipment lease agreements, whereby a lessee is legally or contractually responsible for repair and maintenance of the leased asset throughout the lease term. Additionally, certain lease agreements include provisions requiring the lessee to make deposits to the lessor to financially protect the lessor in the event the lessee does not properly maintain the leased asset. This issue applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. The accounting by lessees for maintenance deposits was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of ASC 840-10 effective January 1, 2009. The cumulative effect of the change in accounting for nonrefundable maintenance deposits as of January 1, 2009 increased our maintenance deposits by $7.3 million, our increased long-term deferred tax liabilities by $2.7 million and decreased our accumulated deficit by $4.6 million, net of tax.

        If an operating lease has return conditions, the Company's policy is to accrue and expense ratably the return condition costs once they are estimable and probable. The Company recognized $0.1 million, $0.6 million, and $1.0 million of return condition expense as part of aircraft maintenance, materials, and repairs expense in its consolidated statement of operations for the years ended December 31, 2009, 2008, and 2007, respectively. Conversely, the Company recognized $3.0 million in return condition income as a reduction to aircraft maintenance, materials and repairs expense in the year ended December 31, 2008, as a result of reversing a return condition provision that was no longer required as the Company elected to renew the applicable aircraft lease.

Goodwill and Intangible Assets

        The Company recorded goodwill for the excess of the purchase price for its acquisitions over the fair value of identifiable net assets acquired, including identified intangible assets (See Note 4). Goodwill was allocated to reporting units for purposes of impairment testing based on the fair value of each entity acquired. Goodwill is not deductible for tax purposes.

        During the year ended December 31, 2008, the Company tested its goodwill for impairment at the reporting unit level. The reporting unit levels for the Company's goodwill are World and North American. Goodwill impairment testing was performed utilizing a two-step methodology. The initial step required the

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill and other intangible assets, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded equal to the extent that the carrying amount of goodwill exceeds its implied fair value. As of the year ended December 31, 2008, the Company wrote off all of its goodwill primarily due to the worldwide economic downturn, particularly in the airline industry.

        The Company's indefinite-lived intangible assets are evaluated for impairment annually in its fourth fiscal quarter or more often if events or changes in circumstances indicate that the asset may be impaired. Such evaluation includes comparing the fair value of the asset with its carrying value. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets

        The Company reviews its property and equipment, definite-lived intangible assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment charge would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets. Definite-lived intangible assets are generally amortized on a straight-line basis or using an accelerated method over the lesser of their contractual or estimated useful lives.

        When impairment indicators are present, such as permanently removing flight equipment or other long-lived assets from operations, and long-lived assets are tested for recoverability, an assessment is also made to determine if it is necessary to adjust the remaining useful lives and salvage values of such assets, regardless of whether an impairment charge is recorded.

Restricted Cash

        Restricted cash primarily consists of deposits held to secure outstanding stand-by letters of credit issued by a financial institution on behalf of the Company predominately in favor of insurance companies as part of the Company's risk management program. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed, and thus classifies the deposits that collateralize these letters of credit as long-term in its consolidated balance sheets. To the extent management does not intend to renew the letter of credit, the related deposit is recorded as short-term.

Deposits and Other Assets

        Deposits and other assets primarily consist of long-term security deposits required under aircraft, engine, or building lease agreements, and unamortized deferred loan costs. As of December 31, 2009 and 2008, the Company had $32.2 million and $28.7 million, respectively, of long-term security deposits

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

recorded on its consolidated balance sheets. The Company capitalizes incremental and direct costs associated with the issuance of debt. These costs include legal fees, due diligence fees, and other similar items. Deferred loan costs are amortized over the life of the related debt instrument and are classified as a noncurrent asset on the accompanying consolidated balance sheets. As of December 31, 2009 and 2008, the net book value of the Company's deferred loan costs was $16.6 million and $10.7 million, respectively. Amortization expense related to deferred loan costs for the years ended December 31, 2009, 2008, and 2007 was $7.7 million, $10.0 million, and $4.2 million, respectively. Such amortization is classified as interest expense in the accompanying consolidated statements of operations.

Income Taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, the Company recognizes deferred income taxes based upon the tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured through the application of current enacted tax rates. When necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

        The Company's income tax provisions are based on calculations, estimates, and assumptions that are subject to potential examination by the Internal Revenue Service (IRS) and other taxing authorities. Although the Company believes the positions taken on previously filed returns are reasonable, it has established tax and interest reserves in recognition that taxing authorities may challenge the positions it has taken, which could result in additional liabilities of both taxes and interest. The Company reviews and adjusts these reserves as circumstances warrant or as events occur that affect its potential liability, such as the lapsing of applicable statutes of limitations, conclusions of audits, a change based upon current calculations, identification of new issues, releases of administrative guidance or the rendering of a court decision affecting a particular issue. Any adjustment to the tax provision would be made in the period in which the facts that gave rise to the change become known.

        The Company adopted the provisions of ASC 450, Contingencies, on January 1, 2007. The Company developed and implemented a process, consistent with ASC 450 and ASC 740, Income Taxes, to ensure that uncertain tax positions are properly identified, recognized, and measured in the Company's financial statements. The Company adopted ASC 805, Business Combinations, effective January 1, 2009. As such, the total unrecognized income tax benefits as of December 31, 2008, if recognized in future periods, will be recorded through income tax expense and will impact the Company's effective tax rate.

Revenue Recognition

        Military revenues are comprised of revenues from the U.S. Government. Commercial revenues are comprised of full service charter revenues and ACMI revenues. Scheduled service revenues are comprised of revenues resulting from scheduled service. Other revenue is comprised of ACMI rebill revenue. Military revenues are recognized when air transportation services are provided on a per leg basis. Commercial revenue is initially recorded as unearned revenue at the time of sale, as the customer is generally required to pay in advance of the flight, and recognized as revenue when air transportation services are provided on a per leg basis. The majority of the Company's ACMI contracts are structured to include minimum

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

guarantees of flight hours and related revenue. Military and commercial charter contracts generally include a fixed rate per gallon for fuel usage with a provision to partially or fully adjust the rate to the actual price per gallon paid by the Company. The contracted rate (per mile) and fuel prices (per gallon) are established by the military for a 12-month period beginning in October and ending in September of the next year. Fuel prices established by the military are adjusted from time to time for fluctuations in fuel price. The Company receives reimbursement from the military each month if the price of fuel paid by the Company to fuel vendors for military missions exceeds the fixed price. If the price of fuel paid by the Company to fuel vendors is less than the fixed price, the Company pays the difference to the military. A similar reconciliation is performed for certain charter contracts. These fuel adjustments are recorded as adjustments to the relevant revenue category for the period during which the corresponding air transportation is provided.

        In addition, under its ACMI agreements, customers lease the Company's aircraft inclusive of aircraft, crew, maintenance, and insurance costs. The customer reimburses the Company for other costs incurred by the Company to operate the flights, such as fuel and ground handling costs. The Company expenses these costs in its consolidated statements of operations, and records the reimbursement by the customer of the costs as other revenue.

        Scheduled service revenues are recognized when air transportation is provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. Revenue from unused tickets is recognized upon the expiration of the ticket. The Company ceased all scheduled service during May 2008. There are no unused passenger tickets remaining as of December 31, 2009.

Passenger Taxes and Charges

        The Company collects as an agent, and remits to the respective taxing authority, various taxes and fees on the sale of tickets to customers, including but not limited to excise taxes and passenger facility charges. These taxes and fees are recorded as a liability until remitted to the respective taxing authority.

Post-Retirement Benefits Other Than Pensions

        World's retired cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees is also covered under a post-retirement health care and life insurance benefits plan for life. The Company funds the benefit costs on a "pay-as-you-go" basis.

Accounting for Stock-Based Compensation

        The Company recognizes the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The Company uses a Black-Scholes pricing model to estimate the fair value of the awards. The resulting cost is recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy

Asset Impairment

        The Company reviewed the long-lived assets of ATA to determine if they were impaired during the year ended December 31, 2008. An impairment charge of $91.2 million was recorded for ATA for the year ended December 31, 2008, which included the full impairment of ATA's intangible assets related to its military charter and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe, and engine overhauls and the value of two aircraft leased under capital leases. No impairment charges were recorded for ATA during the years ended December 31, 2009 or 2007.

Subsidiary Chapter 11 Filing

        On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana. On April 3, 2008, ATA discontinued all business operations, terminated the majority of its employees and began conducting an orderly liquidation of its assets. Management believes the primary factor contributing to ATA's decision to commence the ATA Chapter 11 proceeding was the termination by Federal Express Corporation (FedEx) of the contract with FedEx that directly supported Air Mobility Command's (AMC) U.S. military personnel transportation requirements. Management believes the contract cancellation made it impossible for ATA to obtain additional capital to sustain its operations or restructure its business. On December 12, 2008, ATA filed its Chapter 11 Plan and Disclosure Statement in support of its Chapter 11 plan. The plan was approved on March 25, 2009, with an effective date of March 31, 2009. All aircraft previously leased by ATA and used in connection with ATA's business have been returned to the respective lessors of the aircraft. As of December 31, 2009, ATA had wound down the majority of its existing estate.

        As a result of the bankruptcy filing, beginning on April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. As of that date, Global adopted the cost method of accounting for ATA. As of April 3, 2008, Global's net investment in ATA under the cost method was $17.8 million. Global determined that its investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million for the year ended December 31, 2008, which is included in "asset impairment and aircraft retirements" in the Company's consolidated statement of operations. During the year ended December 31, 2009, the Company recorded a gain on this investment of $58.1 million for $52.5 million of cash received from the ATA estate and $5.6 million due to the consolidation of the ATA estate trust. Of the cash received, $51.0 million and $1.5 million were used to pay down debt during the year ended December 31, 2009 and in the first quarter of 2010, respectively (See Note 5).

        On June 11, 2008, the ATA bankruptcy estate filed suit in the Federal District Court of Indiana against FedEx. On February 17, 2010, ATA served its Second Amended Statement of Special Damages estimating its total damages to be $94.0 million. This estimate is based on lost military profits arising from the FedEx contract, and losses associated with ATA's acquisition of DC-10 aircraft in order to fulfill its obligations under the FedEx contract. FedEx has filed a counterclaim against ATA for breach of contract and seeks damages in excess of $75,000. No amounts, receivable or payable, have been accrued within the Company's accompanying consolidated financial statements for any potential damages.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy (Continued)

        The FedEx litigation is scheduled for trial in October 2010. The outcome of this litigation is pending and cannot be predicted as it is dependent upon many factors beyond the Company's control. Pursuant to ATA's Chapter 11 Plan approved by the U.S. Bankruptcy Court, 85% of any damages recovered by ATA from FedEx in the FedEx litigation will be retained by the ATA estate and subsequently distributed to the Company, and 15% must be used to pay former ATA employees and creditor beneficiaries of ATA.

        As discussed in Note 5, during 2009, the Company restructured its senior secured debt, and as a result became the primary beneficiary of the ATA bankruptcy estate. As a result, the Company recorded the estimated fair value of $5.6 million in other assets, primarily comprised of cash, with a corresponding net gain on consolidation, for its primary beneficial interest in the ATA bankruptcy estate.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy (Continued)

        Below is the unaudited balance sheet of ATA as of April 2, 2008 (in thousands):

Assets
Current assets:
Cash and cash equivalents	$26,084
Receivables, net of allowance for doubtful accounts—$1,559	109,929
Inventories, net	28,671
Prepaid expenses and other current assets	23,181

Total current assets	187,865
Property and equipment:
Flight equipment	29,031
Facilities and ground equipment	22,680

51,711
Accumulated depreciation	(17,162)

Net property and equipment	34,549
Intangible assets, net of amortization—$2,846	1,928
Restricted cash	11,763
Deposits and other assets	14,715

Total assets	$250,820

Liabilities and stockholders' deficit
Current liabilities:
Current maturities of long-term debt	$1,359
Notes payable (Intercompany)	291,183
Accounts payable	15,699
Air traffic liabilities	104,212
Accrued compensation and benefits	24,936
Accrued flight expenses	20,761
Other accrued expenses and current liabilities	41,347

Total current liabilities	499,497
Long-term debt, less current maturities	7,197
Other deferred liabilities	16,920
Commitments and contingencies	—
Stockholders' deficit:
Common stock, $.0001 par value	1
Additional paid-in capital	2,494
Accumulated deficit	(275,289)

Total stockholders' deficit	(272,794)

Total liabilities and stockholders' deficit	$250,820

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy (Continued)

Aircraft Leases

        ATA's voluntary filing for bankruptcy protection triggered cross-defaults in certain of World's and North American's aircraft and engine leases. World and North American negotiated amendments, waivers, and/or forbearance agreements with the lessors with respect to these cross-defaults.

        In addition, Global guaranteed ATA's obligations as lessee in connection with a number of ATA's aircraft leases. Global has been subject to claims made by lessors of ATA's aircraft leases, all but one of which have been settled. Consequently, $31.2 million is reflected in "general and administrative" on the consolidated statement of operations for the year ended December 31, 2008. On February 6, 2009, the Company entered into settlements with certain lessors in connection with Global's parent guarantee of certain ATA aircraft leases. In addition to the cash settlements on such date, the Company entered into $15.5 million in Promissory Notes for the remaining balance. These are classified as debt in the Company's consolidated balance sheet as of December 31, 2009, and as other liabilities as of December 31, 2008, as the Company had not yet entered into the Promissory Notes.

        On February 9, 2009, Wilmington Trust Company, in its capacity as the trustee lessor to a 15-year lease agreement entered into by ATA on February 28, 2006, brought an action in the New York Supreme Court Commercial Division to enforce the guaranty provided by Global guaranteeing the performance of ATA under that lease. The plaintiff is seeking damages of approximately $0.3 million plus interest on the lease and up to $35.0 million less either (i) the present discounted value of the aggregate fair market rental value for the remainder of the lease term or (ii) the fair market sale value of the aircraft. The outcome of the litigation is pending and cannot be predicted as it is dependent upon many factors beyond the Company's control. The Company has accrued its best estimate for this unsettled claim, which is classified as an other current liability as of December 31, 2009 and 2008.

        On August 8, 2008, the Company entered into a definitive settlement agreement with one of the lessors under which, among other things, World leased an additional DC-10 aircraft, purchased certain DC-10 airframes and committed to a restructured engine maintenance agreement that requires a monthly fee per engine flight hour for DC-10 engines in exchange for major overhaul, spares, and maintenance of these engines. The aforementioned leased DC-10 was damaged and retired during the year ended December 31, 2009 (See Note 15).

3. World Air Holdings Acquisition

        On August 14, 2007, the Company acquired World Air Holdings and its wholly owned subsidiaries, World, North American, World Airways Parts Company, LLC, and World Risk Solutions, for approximately $313.3 million in cash, which was funded by the Amended Term Loan (See Note 5). In addition, the Company incurred approximately $10.2 million of costs directly related to the acquisition, consisting primarily of financial advisory, legal, and accounting fees, which were capitalized as part of the purchase price.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

3. World Air Holdings Acquisition (Continued)

        The acquisition of World Air Holdings was accounted for using the purchase method of accounting. The following summarizes the total purchase price for World Air Holdings (in thousands):

Cash consideration	$313,315
Direct acquisition costs	10,170

$323,485

        The total purchase price was allocated to World Air Holdings' net tangible and identifiable intangible assets based upon their estimated fair values as of the date of the acquisition with any amount paid in excess of the fair values of the net assets recorded as goodwill. The Company assigned fair values to inventories, property and equipment, maintenance reserve deposits with lessors, lease contracts, military contract intangibles, other intangibles, other assets and other liabilities.

        The purchase price allocation was as follows (in thousands):

Fair Value of Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$39,646
Current deferred tax assets	7,495
Other current assets	113,786
Property and equipment, net	67,542
Deposits and other assets	92,492
Long-term deferred tax assets	29,016
Intangible assets acquired:
Military contracts	252,182
Customer relationships	15,409
Other intangibles	5,130
Goodwill	8,895

Total assets acquired	631,593
Liabilities assumed:
Current liabilities	(144,357)
Deferred tax liabilities	(148,539)
Other long-term liabilities	(15,212)

Net assets acquired	$323,485

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

3. World Air Holdings Acquisition (Continued)

        Supplemental unaudited pro forma information reflecting the acquisition of World Air Holdings as if it had occurred on January 1, 2007, is as follows (in thousands, except per share amounts):

Year Ended December 31, 2007
Total operating revenues	$1,729,409
Net loss	(121,993)
Preferred stock dividends	(29,900)
Loss available to common stockholders	(151,433)
Weighted-average shares outstanding—basic and diluted	1,110,200
Loss available to common stockholders per share—basic and diluted	(136.40)

        The above pro forma results include adjustments for the amortization of intangibles recorded in purchase accounting and adjustments for net additional interest expense to reflect the impact of the extinguishment of debt and issuance of new debt related to the purchase of World Air Holdings. In addition, the pro forma results reflect the application of the Company's policy to capitalize and amortize heavy maintenance activities to the preacquisition results of World Air Holdings.

4. Goodwill and Intangible Assets

        The Company has identifiable intangible assets that consist of its contracts with the U.S. Government to carry military personnel, its trade names, charter and cargo customer relationships, and operating certificates. Definite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the relevant assets. The Company recorded $29.3 million, $28.8 million, and $16.7 million of amortization expense for the years ended December 31, 2009, 2008, and 2007, respectively, for its definite-lived intangible assets.

        Indefinite-lived assets are not amortized, but instead are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. During the year ended December 31, 2008, due to the worldwide economic downturn, particularly in the airline industry, the Company prepared an assessment and determined that all of its goodwill was impaired. Consequently, the Company recorded a charge of $8.9 million to write off all of its goodwill during 2008. In addition, the Company recorded $6.6 million and $1.8 million of impairment expense in the years ended December 31, 2008, and 2007, respectively, on its cargo customer relationships for World. The Company expects to record amortization expense of $25.2 million per year in each of the next five years.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

4. Goodwill and Intangible Assets (Continued)

        The following table presents information about the Company's intangible assets.

		As of December 31, 2009		As of December 31, 2008
	Asset Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(In Thousands)
Amortized intangible assets:
Military contracts	10 years	$252,182	$59,894	$252,182	$34,675
Customer relationships	10 years	6,992	6,992	6,992	2,884
Trade names	1 year	1,130	1,130	1,130	1,130

	10 years	$260,304	$68,016	$260,304	$38,689

Unamortized intangible assets:
FAA operating certificates		$4,000		$4,000

        Accumulated amortization in the above table includes an impairment charge for World's cargo customer relationship intangible asset in the year ended December 31, 2008.

        The following table presents information about the Company's goodwill as follows:

	World	North American	Consolidated
	(In Thousands)
Gross goodwill at January 1, 2008	$6,492	$2,403	$8,895
Impairment recognized at December 31, 2008	(6,492)	(2,403)	(8,895)

	$—	$—	$—

Balances at December 31, 2008 and 2009:
Gross goodwill	$6,492	$2,403	$8,895
Accumulated impairment	(6,492)	(2,403)	(8,895)

	$—	$—	$—

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

5. Long-Term Debt

        The Company's debt, including debt from affiliates, consisted of the following and approximates its fair value (in thousands):

	December 31
	2009	2008

First Lien Notes, 14% interest, net of discount of $9.1 million	$165,873	$—
New Second Lien Loan, 12% interest plus 6% payment-in-kind (PIK) interest, net of discount of $13.8 million	59,741	—
Amended Term Loan, variable PIK rate of LIBOR plus a margin	—	371,682
Note with MatlinPatterson ATA Holdings LLC ("MatlinPatterson"), variable rate of LIBOR plus a margin	—	7,597
Promissory Notes with certain lessors, 8% interest	9,314	—
Capital lease, 6% interest	600	—

Total debt	235,528	379,279
Less current maturities of long-term debt	(24,400)	(57,597)

Total long-term debt	$211,128	$321,682

        To fund the acquisition of World Air Holdings, the Company entered into a $340 million senior secured PIK Amended Term Loan agreement with JPMorgan and an affiliate of Jefferies on August 14, 2007. The lenders under the Amended Term Loan received immediately exercisable warrants to purchase approximately 230,000 shares of the Company's common stock with an exercise price of $0.10 per share. The Company allocated $31.7 million of the proceeds received to the fair value of the warrants issued with the offset being a discount on the Amended Term Loan on its consolidated balance sheet. The discount was accreted to interest expense over the stated term of the debt, with the remaining balance subsequently written off when the debt was refinanced during the year ended December 31, 2009.

        In June 2009, the Company entered into a series of transactions in order to refinance the Amended Term Loan. The Company purchased the full amount of the debt held by JPMorgan under the Amended Term Loan at a discount to par. Next, the Company cancelled $107.5 million of principal and $5.1 million of accrued interest related to the JPMorgan portion of the Amended Term Loan. The Company assigned the remaining debt balance to Jefferies Funding LLC and Jefferies Leveraged Credit Products LLC, which funded the purchase, along with the Company's funding of $33.7 million in cash. As a result of the Amended Term Loan being purchased at a discount in June 2009 and the cancellation of the debt and accrued interest together with certain of the transaction fees and expenses, the Company recorded a net gain of $85.3 million, comprised of a $121.7 million reduction of principal and accrued interest offset by a $9.1 million trading fee, $7.9 million of existing deferred financing costs and $19.4 million of existing debt issuance discount. After this transaction, affiliates of Jefferies held 100% of the Amended Term Loan as of June 30, 2009.

        Next, on August 13, 2009, the Company completed an offering raising $175.0 million of 14% Senior Secured First Lien Notes due 2013 (First Lien Notes). The First Lien Notes included the following key provisions: a four-year final maturity, a 14% annual cash interest rate payable semiannually, a required semiannual offer to the noteholders to prepay $10.0 million of principal ($6.0 million for December 31, 2009) and a minimum consolidated net cash flow covenant. The First Lien Notes are secured by a first

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

5. Long-Term Debt (Continued)

priority lien on substantially all of the Company's tangible and intangible assets. Concurrent with the closing of the First Lien Notes, the Company entered into a $64.1 million secured Second Lien Loan (Second Lien Loan). The Second Lien Loan, held by an affiliate of Jefferies, was scheduled to mature in August 2014 and included terms that incented the Company to refinance the Second Lien Loan by September 30, 2009. The Company recorded approximately $15.3 million in capitalized transaction fees in connection with the First Lien Notes and Second Lien Loan. The First Lien Notes were recorded net of a $10.1 million discount. Ultimately, on August 13, 2009, the Company used the net proceeds of the First Lien Notes, Second Lien Loan, and $17.1 million of cash on hand to cancel all outstanding commitments on the Amended Term Loan and to pay related fees and expenses.

        Finally, the Company refinanced the Second Lien Loan with a new holder on September 29, 2009. The $72.5 million New Second Lien Loan matures in September 2014 and contains a 12% cash pay and 6% PIK interest component. The New Second Lien Loan was recorded net of a $7.5 million discount. In addition, the Company issued warrants that were immediately converted into 838,000 shares of common stock. These warrants were issued to the holder of the New Second Lien Loan and were recorded as a $7.1 million discount against the New Second Lien Loan, for a total discount recorded of $14.6 million. The $7.1 million discount was calculated based on the relative fair value of the warrants to the fair value of the debt issued. The Company wrote off $3.5 million in capitalized financing costs associated with the original Second Lien Loan. The Company incurred approximately $5.5 million in capitalized transaction fees.

        The Company classifies the portion of its debt which it expects to pay down within the following 12 months as short-term debt. Future debt principal payments on long-term debt are estimated to be $24.4 million for the next 12 months subsequent to the December 31, 2009 balance sheet date. As of December 31, 2009, the Company is in compliance with its debt covenants.

        On February 6, 2009, the Company entered into settlements with certain lessors in connection with the guarantee of certain ATA aircraft leases. In addition to the cash settlements on such date, the Company entered into $15.5 million in Promissory Notes for the remaining balance.

        On February 6, 2009, New ATA Investment and MatlinPatterson completed a non-cash conversion of a $7.0 million Note with MatlinPatterson plus PIK interest into 548,558 shares of Series A Convertible Cumulative Preferred Stock issued by the Company at $14.00 per share. In addition, the Company's majority stockholder invested $20.0 million of cash in the Company in exchange for 1,428,571 shares of the Company's Series A Convertible Cumulative Preferred Stock (See Note 10).

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

5. Long-Term Debt (Continued)

        The five-year debt payout below includes PIK interest.

	Payments Currently Scheduled
	2010	2011	2012	2013	2014	After 2014
	(In Thousands)
Principal payments on current and long-term debt	$24,400	$22,621	$20,405	$117,540	$72,500	$—
Payment-in-kind interest payments	—	—	—	—	22,464	—

Current and long-term debt	$24,400	$22,621	$20,405	$117,540	$94,964	$—

6. Lease Obligations

        The Company leases aircraft and aircraft engines, office buildings, other ground facilities, including terminal space and maintenance facilities, and ground equipment. All of the Company's aircraft leases are classified as operating leases. Total rental expense for operating leases, both aircraft and other, charged to operations for the years ended December 31, 2009, 2008, and 2007 was $164.3 million, $159.7 million, and $139.1 million, respectively. While the majority of the leases do not include provisions for escalating or lowering payments, for the leases which do contain such provisions, the Company records the related lease expense on a straight-line basis over the lease term. The amortization of the Company's assets recorded under capital leases is included in depreciation expense on the Company's consolidated statements of operations.

        As of December 31, 2009, future minimum lease payments under noncancelable operating agreements were as follows:

	Operating Leases
	Aircraft*	Non-Aircraft	Total
	(In Thousands)
2010	$142,240	$3,158	$145,398
2011	125,300	3,373	128,673
2012	100,147	3,358	103,505
2013	80,762	3,222	83,984
2014	37,465	2,686	40,151
Thereafter	70,699	8,778	79,477

Total minimum lease payments	$556,613	$24,575	$581,188

*
Aircraft includes airframes and engines

7. Employee Benefit Plans

        World's Crewmembers Target Benefit Plan is a defined contribution plan covering cockpit crewmembers with contributions based upon wages, as defined. It is a tax-qualified retirement plan under Section 401(a) of the Code. The Company's expense for its contribution to this plan totaled $4.4 million

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Employee Benefit Plans (Continued)

for each of the years ended December 31, 2009 and 2008, and $1.3 million from the Acquisition Date through December 31, 2007.

        World also sponsors a Crewmembers Deferred Income Plan, which is a tax-qualified retirement plan under Section 401(k) of the Code. Under this plan, cockpit crewmembers may elect to invest salary deferrals of up to 60% of their salaries, not to exceed the IRS annual limit of $16,500, in selected investment funds. World does not make any contributions to this plan.

        World's flight attendants participate in a pension plan maintained by the International Brotherhood of Teamsters (the IBT). This plan is a multi-employer plan subject to the funding and other provisions of the Pension Protection Act of 2006. Contributions made to the IBT by the Company on behalf of the flight attendants totaled $1.3 million, $1.2 million, and $0.5 million, respectively, for the years ended December 31, 2009 and 2008, and from the Acquisition Date through December 31, 2007, respectively.

        Under Global Aviation Holdings' and World's 401(k) plan for administrative personnel, employees may elect to invest salary deferrals of up to 60% of their salaries, not to exceed the IRS annual limit of $16,500, in selected investment funds. This plan is a tax-qualified retirement plan under Section 401(k) of the Code. Global Aviation Holdings and World contribute matching funds equal to 50% of participants' voluntary deferrals up to 10% of their salary. Global Aviation Holdings and World combined expenses for their contributions to this plan were $0.7 million for each of the years ended December 31, 2009 and 2008, and $0.1 million from the Acquisition Date through December 31, 2007.

        North American provides a tax-qualified 401(k) employee savings plan for the benefit of substantially all of its employees. Under this plan, employees may contribute 80% of their salaries, up to the IRS annual limit of $16,500. For IBT members, North American matches employees' contributions 100% up to the first 4% of contributions. For non-IBT members, North American matches employees' contributions 100% up to 6% of contributions. North American also has the option to make additional profit-sharing contributions. Total contribution expense for matching of elective deferrals was $1.3 million, $1.1 million, and $0.3 million for the years ended December 31, 2009, and 2008, and for the period from the Acquisition Date through December 31, 2007, respectively. There were no optional additional profit sharing contributions made in the periods ended December 31, 2009, 2008, or 2007.

        World has a profit-sharing bonus plan for its cockpit crewmembers and flight attendants pursuant to agreements with the unions representing the two groups. This plan is not a tax-qualified plan under the Code. Distributions are equal to 20% of net earnings, as defined, subject to an annual limitation of 10% of the total annual aggregate compensation of World's employees participating in the plan in that year. The Company recorded no expense in either of the years ended December 31, 2009 or 2008; however expensed $0.6 million in the period from the Acquisition Date through December 31, 2007.

        Global Aviation Holdings, World and North American have a short-term incentive plan for management, administrative, and operations personnel. The Company expensed $4.9 million, $7.6 million, and $0.7 million for these plans for the years ended December 31, 2009, 2008, and from the Acquisition Date through December 31, 2007, respectively.

        World's cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. World accrues for the cost of

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Employee Benefit Plans (Continued)

post-retirement health and life insurance benefits. World funds the benefit costs on a "pay-as-you-go" basis.

        A summary of the net periodic post-retirement benefit costs as of December 31 is as follows (in thousands):

	2009	2008	2007
Service cost	$1,039	$828	$2,888
Interest cost on accumulated post-retirement benefit obligation	541	545	170

Net periodic post-retirement benefit cost	$1,580	$1,373	$3,058

        The reconciliation of the accumulated post-retirement benefit obligation as of December 31 is as follows (in thousands):

	2009	2008	2007
Accumulated post-retirement benefit obligation, as of beginning of year or upon acquisition	$9,869	$9,065	$8,375
Service cost	1,039	828	288
Interest cost	541	545	170
Benefits paid	(211)	(418)	(65)
Actuarial loss (gain)	(450)	(186)	287
Plan participants contributions	31	35	10

Accumulated post-retirement benefit obligation, end of year	$10,819	$9,869	$9,065

        The reconciliation of the accrued post-retirement benefits as of December 31 is as follows (in thousands):

	2009	2008	2007
Unfunded status	$10,819	$9,869	$9,065
Unrecognized net gain (loss)	(349)	101	287
Accumulated other comprehensive gain (loss)	349	(101)	(287)

Accrued post-retirement benefits included in liabilities	$10,819	$9,869	$9,065

        The discount rate used to measure the accumulated post-retirement benefit obligation for 2009 was 5.71%. The discount rate used to determine the benefit cost was 6.25%. The medical cost trend rate in 2009 was 7.2%, trending down to an ultimate rate in 2078 and beyond of 4.8%.

        The Company expects to contribute the following amounts to the post-retirement health care benefit plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. Benefit

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Employee Benefit Plans (Continued)

payments, which reflect expected future service, are based on assumptions about future events. Actual benefit payments may vary significantly from the estimates listed below (in thousands):

2010	$422
2011	449
2012	493
2013	585
2014	668
2015 through 2019	4,220

Total	$6,837

        The effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the total service and interest cost components of the 2009 periodic post-retirement health care benefit costs approximates $0.2 million with an approximately $1.1 million estimated effect on the accumulated post-retirement benefit obligations for health care benefits as of December 31, 2009.

8. Income Taxes

        The Company recorded income tax (benefit) expense of ($43.8) million, $5.7 million and ($13.0) million for the years ended December 31, 2009, 2008, and 2007, respectively. The components of the income tax (benefit) expense are as follows:

	Current	Deferred	Total
	(In Thousands)
Year ended December 31, 2009
U.S. federal	$(6,158)	$(35,612)	$(41,770)
State and local	69	(2,135)	(2,066)

	$(6,089)	$(37,747)	$(43,836)

Year ended December 31, 2008
U.S. federal	$692	$6,938	$7,630
State and local	2,646	(4,585)	(1,939)

	$3,338	$2,353	$5,691

Year ended December 31, 2007
U.S. federal	$175	$(14,563)	$(14,388)
State and local	1,277	(179)	1,098
Foreign	294	—	294

	$1,746	$(14,742)	$(12,996)

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        Income tax (benefit) expense for the Company differed from the United States federal statutory income tax rate of 35% due to the following:

	December 31
	2009	2008	2007

	(In Thousands)
Federal income tax (benefit) expense at statutory rate	$34,343	$(63,646)	$(28,932)
State income tax benefit, net of federal	(6,128)	(6,032)	(2,490)
Nondeductible expenses	1,492	2,347	9
Valuation allowance	3,454	6,924	17,837
Worthless stock loss from disposition of ATA	(56,176)	—	—
Write-off of ATA intercompany accounts	(43,849)	—	—
Net tax effect of deconsolidated ATA	31,638	65,887	—
Impact of IRS settlement	(5,323)	—	—
Change in carrying rate of deferreds	(2,112)	—	—
Other, net	(1,175)	211	580

Income tax (benefit) expense	$(43,836)	$5,691	$(12,996)

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities were as follows:

	December 31
	2009	2008

	(In Thousands)
Deferred tax assets:
NOL carryforwards	$99,173	$23,944
Alternative minimum tax credit	2,789	2,789
Vacation pay accrual	2,063	1,922
Accrued post-retirement benefit obligation	3,710	3,580
Lease guaranty reserve	2,529	12,137
Profit sharing and compensated absences	1,741	2,994
Deferred rent expense	2,602	871
Basis difference in subsidiary	907	6,924
Workers' compensation	330	240
Allowance for inventory obsolescence	3,665	2,152
Stock-based compensation	3,846	446
Debt financing costs	40	5,198
Insurance loss reserves	591	330
Other deductible temporary differences	4,381	2,228

Total gross deferred tax assets	128,367	65,755
Valuation allowance	(13,167)	(9,713)

Net deferred tax assets	115,200	56,042
Deferred tax liabilities:
Cancellation of debt income deferral	(29,857)	—
Property and equipment	(77,953)	(71,738)
Intangible assets	(71,604)	(83,637)
Other taxable temporary differences	(194)	(110)

Total gross deferred tax liabilities	(179,608)	(155,485)

Net deferred tax liability	$(64,408)	$(99,443)

        Included in the $35.0 million decrease in net deferred tax liabilities from December 31, 2008 to December 31, 2009 is an increase of $2.7 million primarily for the tax effect of the accounting method change under ASC 840-10.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection. As a result of the bankruptcy filling, the Company changed its financial accounting for ATA from a consolidated subsidiary to a cost method investment (See Note 2), and subsequently recorded a valuation allowance against a portion of ATA's deferred tax assets, including its net operating losses, resulting in $65.9 million of income tax expense during the year ended December 31, 2008. In addition, the Company recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the potential tax benefit related to

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

the impairment charge was uncertain at the time. Thus, a valuation allowance of $6.9 million was established against this deferred tax asset.

        The Company determined that as of December 31, 2009 a worthless stock loss deduction was available for the tax basis of the ATA stock in the amount of $116.7 million. Additionally in 2009, the Company recognized a gain on its investment in ATA for payments made by the ATA bankruptcy estate to creditors of the Company. This financial reporting gain is not recognized as a gain for tax purposes. The cumulative difference of $160.5 million related to these items increased the Company's tax benefit by $56.2 million. In addition, due to the stock cancellation, the Company was entitled to a bad debt write-off of $125.3 million for the unpaid balance on the intercompany loans the parent and subsidiaries made to ATA, which increased the tax benefit by $43.8 million. The stock cancellation resulted in ATA realizing $125.3 million in cancellation of indebtedness income (COD) on the intercompany loans from the parent and subsidiaries. The ATA COD was offset by $34.9 million in expenses at ATA, resulting in a total of $90.4 million of taxable income to the Company from its ATA deconsolidated operations which ended March 31, 2009, which reduced the Company's tax benefit by $31.6 million. As of December 31, 2009, the Company deconsolidated ATA's operations for tax purposes. Consequently, a substantial portion of ATA's tax attributes, which include its net operating losses, will not be available to the Company in the future.

        In June 2009, the Company refinanced the Amended Term Loan and realized $85.3 million in COD income. See Note 5 to the audited consolidated financial statements included elsewhere in this prospectus. Under the provisions of the American Recovery and Reinvestment Act of 2009, the Company is eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. The Company elected to defer this income and, accordingly, has booked a deferred tax liability of $29.9 million in 2009.

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income including the reversals of deferred tax liabilities during the periods in which these temporary differences giving rise to deferred tax assets will become deductible. The Company's management assessed whether its deferred tax assets could be realized and, as a result, the Company established a valuation allowance for the portion of its deferred tax assets that it has determined are not more likely than not to be realized. The current valuation allowance reflects an increase from December 31, 2008 of $3.5 million.

        The availability of net operating loss (NOL) carryforwards and alternative minimum tax (AMT) credit carryforwards to reduce the Company's future federal income tax liability is subject to limitations under Internal Revenue Code Section 382 (Section 382). Generally, these limitations restrict the availability of NOL carryforwards upon the occurrence of certain changes in stock ownership by stockholders who own at least five percent of the Company's outstanding stock which, in aggregate, exceed 50% in value in a three-year period (Ownership Change). At the Acquisition Date, World Air Holdings experienced an Ownership Change which subjected its NOL carryforwards to the Section 382 limitation. However, these NOL carryforwards were previously limited under Section 382 due to a prior Ownership Change that occurred in 2000. The annual limitation related to the most recent Ownership Change is significantly larger than the limitation that resulted from the Ownership Change in 2000. Accordingly, the Company does not expect the prior NOL and AMT carry-forwards to be subject to a further limitation. As of December 31, 2009, the Company had approximately $253.5 million of NOL carryforwards. If not utilized, the Company's NOL carryforwards will begin to expire in 2028.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        The Company adopted the provisions of ASC 450, Contingencies, on January 1, 2007. The Company developed and implemented a process, consistent with ASC 450 and ASC 740, Income Taxes, to ensure that uncertain tax positions are properly identified recognized and measured in its financial statements. Based on all known facts, circumstances, and current tax law, the Company did not establish a liability for uncertain tax positions as of January 1, 2007. The Company is currently not under examination by any authority. The liability related to unrecognized tax benefits, including accrued penalties and interest, net of indirect tax benefits, totaled $3.7 million as of the Acquisition Date. The Company's accrual for unrecognized tax benefits increased by $0.5 million, $0.2 million, and $0.1 million as of December 31, 2009, 2008 and 2007, respectively.

        A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits, excluding penalties and interest, is as follows (in thousands):

	2009	2008	2007
Beginning balance at January 1	$4,048	$3,844	$—
Additions related to current year acquisitions	—	—	3,745
Additions based on tax positions in current year	248	17	99
Additions for tax positions of prior years	374	314	—
Reductions for tax positions of prior years	(125)	(127)	—

Ending balance at December 31	$4,545	$4,048	$3,844

        In 2009, the Company also received a $5.3 million IRS refund from a claim for tax year 2004-2005, which was recorded as a current tax benefit in 2009.

        The Company, including its domestic subsidiaries and cost method investment in ATA through December 31, 2009, files a consolidated federal income tax return and certain consolidated and separate company state income tax returns. For years prior to 2005, the Company is generally not subject to income tax examinations in the jurisdictions in which it files income tax returns, except as noted below. The IRS examination of North American's federal income tax returns for the pre-acquisition years of 2003-2005 was settled in 2009. The settlement resulted in a $1.0 million refund for the 2003 tax year and was recorded as a current tax benefit. It was partially offset by a $0.7 million settlement paid in 2009 by the Company to a previous owner under a purchase indemnity agreement. The indemnity settlement was reflected in the consolidated statement of operations.

        In 2010, the Company anticipates filing an NOL carryback claim of the 2009 NOL to recover taxes previously paid in 2005 by World. As a result, the statute of limitations for federal and state income tax purposes will remain open for the 2005-2009 tax years, with 2005 limited to the amount of the NOL. The Company does not believe that any of its unrecognized tax positions will be recognized within the next twelve months.

        The Company recognizes accrued interest and penalties related to uncertain tax positions in its provision for income taxes. Interest and penalties, before federal and state indirect tax benefits, recorded during 2009 related to uncertain tax positions totaled $0.1 million, resulting in a total accrual of interest and penalties, before federal and state indirect tax benefits, of $2.3 million as of December 31, 2009. Interest and penalties, before federal and state indirect tax benefits, recorded during 2008 related to

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

uncertain tax positions totaled $0.7 million, resulting in a total accrual of interest and penalties, before federal and state indirect tax benefits, of $2.2 million as of December 31, 2008. Interest and penalties, before federal and state indirect tax benefits, recorded during 2007 related to uncertain tax positions totaled $0.2 million, resulting in a total accrual of interest and penalties, before federal and state indirect tax benefits, of $1.5 million as of December 31, 2007.

9. Segment Reporting

        As of December 31, 2009 and 2008, the Company had two reportable segments: World and North American. World provides long-range passenger and cargo charter and wet-lease air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and wet-lease air transportation serving the U.S. Government, tour operators, and other airlines. The Company operates and manages World and North American as distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at the Company, as well as the chief operating officer and other management at the relevant operating company level. The Company evaluates performance and allocates resources based on profit or loss by segment performance and by operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at the Company's cost; there is no intercompany profit or loss on intersegment sales. For the periods prior to April 2, 2008, the Company had three reportable segments: ATA, World and North American. Selected available financial data is set forth below. World and North American results have been included from the Acquisition Date. The "All Other" information provided represents the Company's non-reportable operating segments. Consolidating adjustments have been provided in order to eliminate intercompany and investment in subsidiary related transactions in "All Other".

	Year Ended December 31, 2009
	World	North American	All Other	Consolidated Total
	(In Thousands)
Revenues from external customers	$657,703	$384,882	$—	$1,042,585
Intersegment revenues	248	546	23,748	24,542
Depreciation and amortization	49,308	21,574	210	71,092
Asset impairment and aircraft retirements	4,711	—	1,005	5,716
Total operating expenses	692,706	338,991	(214)	1,031,483
Operating income (loss)	(35,003)	45,891	214	11,102
Interest income	3,494	1,246	24	4,764
Interest expense	(35,093)	(17,590)	(6,017)	(58,700)
Gain on investment	—	—	58,122	58,122
Gain on debt extinguishment	—	—	85,305	85,305
Income tax (benefit) expense	(29,402)	8,589	(23,023)	(43,836)
Intangible asset, net	116,467	79,821	—	196,288
Net property and equipment	91,661	32,882	1,983	126,526

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

9. Segment Reporting (Continued)

	Year Ended December 31, 2008
	ATA	World	North American	All Other	Consolidated Total
	(In Thousands)
Revenues from external customers	$187,269	$794,893	$465,768	$—	$1,447,930
Intersegment revenues	120	811	1,948	32,966	35,845
Depreciation and amortization	9,163	39,956	15,828	31	64,978
Asset impairment and aircraft retirements	91,235	10,716	25,942	(3,373)	124,520
Total operating expenses	319,025	803,323	431,289	30,353	1,583,990
Operating income (loss)	(131,756)	(8,430)	34,479	(30,353)	(136,060)
Interest income	906	3,631	2,010	521	7,068
Interest expense	(1,594)	(32,733)	(18,409)	(6,068)	(58,804)
Income tax (benefit) expense	—	(2,474)	22,111	(13,946)	5,691
Intangible assets, net	—	135,210	90,405	—	225,615
Net property and equipment	—	100,566	19,257	702	120,525

	Year Ended December 31, 2007
	ATA	World	North American	All Other	Consolidated Total
	(In Thousands)
Revenues from external customers	$736,619	$274,444	$143,540	$7	$1,154,610
Intersegment revenues	361	18	1,199	10,189	11,767
Depreciation and amortization	26,766	12,016	5,014	18	43,814
Asset impairment and aircraft retirements	5,333	1,828	—	—	7,161
Total operating expenses	811,027	260,539	133,975	4,262	1,209,803
Operating income (loss)	$(74,408)	$13,905	$9,565	$(4,255)	$(55,193)
Interest income	6,980	2,093	1,559	598	11,230
Interest expense	(17,382)	(7,998)	(11)	(13,077)	(38,468)
Income tax (benefit) expense	—	6,445	4,524	(23,965)	(12,996)

        The Company does not believe presenting assets by segment for 2007 is meaningful.

        One customer comprised 10% or more of the Company's total operating revenues as follows (in millions):

	Year Ended December 31
	2009	2008	2007
U.S. Air Force (USAF) Air Mobility Command:
ATA	$—	$89.8	$284.1
World	483.6	588.6	211.1
North American	368.7	406.6	98.3

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

10. Stockholders' Equity

Common Stock

        At December 31, 2009, 25,906,300 shares of common stock were issued and outstanding. As of December 31, 2008, 1,252,100 shares of common stock were issued and outstanding. On March 5, 2009, the Company amended and restated its certificate of incorporation to authorize a total of 500,000,000 shares of all classes of capital stock, 400,000,000 of which were designated as common stock. The remaining 100,000,000 shares are authorized, but not designated as a class of stock. On March 6, 2009, the Company commenced a private placement offering that offered a right to purchase up to 4,800,000 shares of common stock at $10 per share (Rights Offering). The Rights Offering closed on April 6, 2009 with 53 shares of common stock purchased, the proceeds of which were paid to the Company's majority stockholder. The Company incurred fees of $0.2 million in conjunction with this transaction.

        In June 2009, the Company implemented a 1,000 to 1 reverse stock split for all issued and outstanding common stock. In connection with the reverse stock split, the Company purchased 12,198 of fractional shares outstanding.

Preferred Stock

        On the Acquisition Date, the Company issued and sold 11,507,142 shares of Series A Convertible Cumulative Preferred Stock (Series A Preferred Stock) to its majority stockholder at a price of $14.00 per share, for a total of $158.6 million, net of $2.5 million in direct issuance costs. The Company evaluated the Series A Preferred Stock and concluded that the instrument should be recorded as equity.

        The holder of the Series A Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock. As of December 31, 2008, the cumulative preferred dividend totaled $40.0 million.

        On February 6, 2009, New ATA Investment and MatlinPatterson completed a conversion of the $7.0 million Note with MatlinPatterson plus PIK interest into 548,558 shares of Series A Preferred Stock issued by the Company at $14.00 per share. In addition, the Company's majority stockholder invested $20.0 million of cash in the Company in exchange for 1,428,571 shares of the Company's Series A Preferred Stock.

        On April 6, 2009, the Company's majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock into common stock. The accumulated dividend at the time of the conversion was $49.5 million. Prior to the conversion, 13,484,271 shares of Series A Preferred Stock were outstanding at a value of $186.3 million, net of issuance costs of $2.5 million. On April 7, 2009, as a result of the Rights Offering and conversion of the Series A Preferred Stock and the related accumulated dividend, the Company issued 23,825,900 shares of common stock at an aggregate par value of $2,383. The $235.8 million in excess value of the common stock issued over the par value, net of issuance costs, was recorded to additional paid-in capital.

Warrants

        On the Acquisition Date, the Company entered into the Term Loan, as amended, with detachable warrants convertible into common stock of the Company (See Note 5). The Company executed a Warrant Agreement under which the lenders under the Term Loan, as amended, received immediately exercisable

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

10. Stockholders' Equity (Continued)

warrants to purchase 226,100 shares of common stock of the Company with an exercise price of $0.10 per share. The Company valued the warrants at $31.7 million based on the estimated fair value of the Company's common stock of $140 per share as of the Acquisition Date. The Company recorded the value of the warrants as a liability on its consolidated balance sheet, primarily because the holders of the warrants had a preference over other common stock holders in the event of liquidation. On October 23, 2007, the Company's majority stockholder purchased 180,800 of these warrants from JPMorgan for $25.3 million or $140 each, and immediately exercised the warrants for shares of the Company's common stock.

        The carrying value of the remaining warrants for an aggregate of 45,300 shares was adjusted for changes in market value with a corresponding adjustment to the Company's statement of operations. As a result of deterioration in the Company's stock price, a gain of $6.3 million was recorded during the year ended December 31, 2008, to adjust the fair value of these warrants to $45,000.

        On February 28, 2006, the Company issued warrants that were immediately exercisable for an aggregate of 44,740 shares of common stock, with an exercise price of $100 per share. The warrants were valued at $1.4 million and are recorded as equity on the Company's consolidated balance sheet.

        On September 29, 2009, the Company issued warrants that were immediately converted into 838,000 shares of common stock and were recorded as a $7.1 million discount against the New Second Lien Loan (See Note 5).

11. Income (Loss) Per Share

        Basic income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period. As the Company had a loss for each of the years ended December 31, 2008 and 2007, there was no dilutive effect in either period.

        The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except share data):

	Year Ended December 31
	2009	2008	2007
Net income (loss)	$141,959	$(187,537)	$(69,666)
Preferred stock dividends	(9,483)	(29,802)	(10,194)

Income (loss) available to common stockholders	$132,476	$(217,339)	$(79,860)

Weighted-average shares outstanding, basic	19,019,000	1,252,100	1,110,200
Income (loss) available to common stockholders per share, basic	$6.97	$(173.58)	$(71.93)
Weighted-average shares outstanding, diluted	32,685,800	1,252,100	1,110,200
Income (loss) available to common stockholders per share, diluted	$4.34	$(173.58)	$(71.93)

        Included in the diluted earnings per share calculation for the year ended December 31, 2009, is the impact of 44,700 common stock equivalents related to warrants and 13,622,100 common stock equivalents related to the Series A Preferred Stock. Excluded from the diluted earnings per share calculation for the

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

11. Income (Loss) Per Share (Continued)

year ended December 31, 2009 is the impact of 2,512,700 common stock equivalents related to options, 427,700 common stock equivalents related to restricted stock awards, and 45,300 common stock equivalents related to warrants as they were anti-dilutive.

        Excluded from the diluted earnings per share calculation for year ended December 31, 2008, is the impact of 90,000 common stock equivalents related to warrants, 303,900 common stock equivalents related to options, and 1,150,714,200 common stock equivalents related to the Series A preferred stock as they were anti-dilutive.

        Excluded from the diluted earnings per share calculation for year ended December 31, 2007, is the impact of 96,100 common stock equivalents related to warrants, 280,400 common stock equivalents related to options, and 435,064,500 common stock equivalents related to the Series A Preferred Stock as they were anti-dilutive.

12. Accounting for Stock-Based Compensation

        The Company has several stock-based compensation plans for its officers and key employees, including the Company's Board of Directors (Management Plans). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. A total of 6,135,200 options and shares have been authorized for grants under the Management Plans.

        On June 29, 2009, the Company approved certain new equity awards under a 2009 Long-Term Incentive Plan (New Plan, one of Management's Plans) that also replaced awards that existed under previously granted plans to certain employees. The New Plan offers incentives to employees in the form of: Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Units, and various other performance awards. The Company accounted for the cancelled and replaced awards as modifications with the excess of the fair value of the new awards over the fair value of the old awards at the date of modification recognized over the vesting period beginning in the third quarter of 2009. Seven employees were affected by the modification with a total of $6.5 million in incremental compensation expense.

        The grant date fair value of stock option awards was determined using a Black-Scholes option pricing model, which requires the Company to make several assumptions. The risk-free interest rate was based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. Stock price volatility assumptions were based on historical volatilities of comparable airlines whose shares are publicly traded using monthly stock price returns equivalent to the expected term of the option. The expected life of the options was determined based on a simplified assumption that the options will be exercised evenly from vesting to expiration.

        The weighted-average fair value of options granted in the year ended December 31, 2009, under the Management Plans was determined to be $21.84 per option in the year ended December 31, 2009; $28.70

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

12. Accounting for Stock-Based Compensation (Continued)

per option in the year ended December 31, 2008; and $42.70 per option in the year ended December 31, 2007. The following assumptions were used for grants under the Management Plans:

	2009	2008	2007
Weighted-average risk-free interest rate	3.17%	3.08%	3.68%
Expected life of options (years)	7.00	5.50	5.34
Expected stock volatility	35%	49%	50%

        Options under the Management Plans were granted with an exercise price not less than the market price at the grant date. None of the Company's grants include performance-based or market-based vesting conditions. The dividend yield on the Company's common stock is assumed to be zero since the Company does not pay dividends on common stock and currently has no plans to do so in the future.

        The total intrinsic value was measured as the amount by which the fair value of the underlying common stock exceeded the exercise price of a stock option. The total fair value of options vested for the years ended December 31, 2009, 2008, and 2007 was $7.0 million, $5.4 million, and $2.0 million, respectively.

        During the years ended December 31, 2009, 2008, and 2007, $3.0 million, $5.7 million, and $2.4 million, respectively, of stock-based compensation expense was charged to operations. As of December 31, 2009, the Company had $16.6 million of total unrecognized compensation costs related to stock-based compensation arrangements. The Company expects to recognize this expense over a weighted-average period of 2.82 years.

        Since 2008, the Company has used valuation analyses to assist in determining the fair market value of its common stock. The board of directors of the Company considered these valuation reports when determining the fair market value of the Company's common stock and the related option exercise price on the dates such awards were granted. The valuations used both the income and market approaches along with considering merger and acquisition transactions and comparable company valuations to calculate a total equity value. The total equity value determined under each approach was then weighted to reach a reconciled total equity value. Equity awards have been granted based on the determined fair market value of the Company's common stock.

Management Plans

        Options granted under the Management Plans vest and become fully exercisable over three or four years of continued employment, depending on grant type, and have terms of between seven and ten years. For grants under the Management Plans that are subject to graded vesting over a service period, the Company recognizes the expense on a straight-line basis over the requisite service period for the entire award. Certain options under the Management Plans provide for accelerated vesting if there is change in control (as defined in the Plans).

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

12. Accounting for Stock-Based Compensation (Continued)

        The table below summarizes the stock option activity pursuant to the Management Plans:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (In Millions)
Outstanding at January 1, 2009	224,500	$330.90	5.0	—
Granted	4,652,200	21.84	9.5	$1.8
Cancelled	(800)	140	N/A	N/A
Forfeited	(81,000)	372.60	N/A	N/A

Outstanding at December 31, 2009	4,794,900	30.36	9.3	$1.8
Exercisable at December 31, 2009	156,600	281.63	4.2	—

        A summary of the Company's restricted stock awards (RSAs) activity is as follows:

Nonvested Share Awards (RSAs)	Shares (In thousands)	Aggregate Grant Date Fair Value (In millions)
Nonvested at January 1, 2009	—	$—
Granted	883	8.7
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2009	883	$8.7

13. Fair Value Measurements

        In September 2006, the FASB issued accounting guidance related to fair value measurements. The Company adopted this guidance for all financial assets and liabilities and other assets and liabilities measured at fair value on a recurring basis effective January 1, 2008, and for all other assets and liabilities effective January 1, 2009.

        Fair value is defined as the exit price that would be received for an asset or paid to satisfy a liability in the principal market of the asset or liability. The transaction is assumed to be an orderly liquidation among market participants. Additionally, the fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of input to be used to measure fair value are:

        Level 1—Observable quoted market prices in active markets;

        Level 2—Observable, directly or indirectly, inputs other than quoted market prices; and

        Level 3—Unobservable inputs supported by little or no market activity, requiring the entity to develop its own assumptions.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

13. Fair Value Measurements (Continued)

        The Company had liabilities measured at fair value on a recurring basis as follows (in thousands):

	December 31, 2008	Level 1	Level 2	Level 3
Warrants(1)	$45	$—	$—	$45

Total liabilities	$45	$—	$—	$45

(1)
Estimate based on the discounted cash flow method, trading comparables and recent merger and acquisition activities.

14. Commitments and Contingencies

        World's Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 35% of the total workforce at World, are represented by the IBT, and are subject to a collective bargaining agreement, which became amendable on March 1, 2009. On November 3, 2008, World received a "Section 6" Notice under the Railway Labor Act, which is used to initiate negotiations.

        World's Flight Attendants:    World's flight attendants, representing approximately 35% of World's employees, are subject to a collective bargaining agreement, which will be amendable in September 2012.

        The flight attendants employed by World participate in a multiemployer defined benefit pension plan affiliated with the International Brotherhood of Teamsters. The plan's actuary has certified that the plan is in critical status, determined in accordance with current pension plan funding rules. This means that the multiemployer plan has funding or liquidity problems, or both. As a result, the Company's obligations to the multiemployer plan have increased in the form of a 5% surcharge on its contributions and may be subject to further increases in the future. In addition, in the event of our partial or complete withdrawal from this multiemployer plan at a time when it is underfunded, the Company would be liable for a proportionate share of such plan's unfunded vested benefits. In the event that any other contributing employer withdraws from the multiemployer plan at a time when it is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then the Company, along with the other remaining contributing employers, would be liable for its proportionate share of such plan's unfunded vested benefits.

        North American's Cockpit Crewmembers:    On April 25, 2008, North American announced that its pilots, who are represented by the IBT Local 747 and account for approximately 24% of the total workforce of North American, ratified a 54-month contract, which took effect on May 1, 2008. Since then, after submitting an application on September 22, 2009 to the United States National Mediation Board (NMB) disputing their representation by the IBT, a vote was cast and the majority of the North American Cockpit Crewmembers voted in favor of being represented by ALPA. The decision was certified and ALPA became the official labor representative of the North American Cockpit Crew Members effective the end of the fourth quarter of 2009.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election among North American's flight attendants. Flight attendants comprise approximately 40% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations between North American and the IBT began in 2006 and are ongoing.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

14. Commitments and Contingencies (Continued)

        Guarantees:    Global guaranteed ATA's obligations as lessee in connection with a number of ATA's aircraft leases. The Company has settled all but one of the lessor claims. The remaining outstanding lessor has filed a lawsuit in New York State court on February 9, 2009, claiming damages including stipulated return condition requirements in the lease, loss of rental income and other damages. The plaintiff is seeking damages of approximately $0.3 million plus interest on the lease and up to $35.0 million less either (i) the present discounted value of the aggregate fair market rental value for the remainder of the lease term or (ii) the fair market sale value of the aircraft. The outcome of the litigation is pending and cannot be predicted with certainty and is dependent upon many factors beyond the Company's control. The Company and the lessor continue to negotiate the terms of a settlement notwithstanding the lawsuit. Based on this negotiation, the Company believes that a cash settlement is possible with this lessor related to stipulated return condition requirements in the lease, loss of rental income, and other damages incurred by the lessor. As of December 31, 2009, the Company has accrued its best estimate for this unsettled claim.

        Litigation:    In the ordinary course of business, the Company is party to various legal proceedings and claims which management believes are incidental to the operation of Global's businesses. Global believes that the outcome of its outstanding litigation will not have a material adverse effect on the Company's results of operations, cash flows, or financial position.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the Federal District Court of Indiana against FedEx. On February 17, 2010, ATA served its Second Amended Statement of Special Damages estimating its total damages to be $94.0 million. This estimate is based on lost military profits arising from the FedEx contract, and losses associated with ATA's acquisition of DC-10 aircraft in order to fulfill its obligations under the FedEx contract.

        The FedEx litigation is scheduled for trial in August 2010. The outcome of this litigation is pending and cannot be predicted with certainty as it is dependent upon many factors beyond the Company's control. Pursuant to ATA's Chapter 11 Plan approved by the U.S. Bankruptcy Court, 85% of any damages recovered by ATA from FedEx in the FedEx litigation will be retained by the ATA estate and subsequently distributed to the Company, and 15% must be used to pay former ATA employees and creditor beneficiaries of ATA. FedEx has filed a counterclaim against ATA for breach of contract and seeks damages in excess of $75,000.

        Fuel Purchase Agreements:    From time to time, in the normal course of business, the Company enters into fuel contracts. These contracts may include a fixed spread to a base fuel rate and a minimum purchase requirement. The Company has determined that certain fuel contracts meet the "Normal Purchases and Sales" requirements of ASC 815, Derivatives and Hedging, and therefore are not accounted for as derivative instruments.

        War-Risk Insurance Contingency:    As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general.

        Since September 24, 2001, the U.S. Government has been providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage currently extends through August 31, 2010.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

14. Commitments and Contingencies (Continued)

        The withdrawal of government support of airline war-risk insurance would require the Company to obtain war-risk insurance coverage commercially, if available. Such commercial insurance could have substantially less desirable coverage than currently provided by the U.S. Government, may not be adequate to protect the Company's risk of loss from future acts of terrorism, may result in a material increase to our operating expense or may not be obtainable at all, resulting in an interruption to the Company's operations.

        Other:    World Risk Solutions was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs, and better loss control practices for the Company. World Risk Solutions underwrites certain risks mainly associated with the Company's aircraft.

15. Asset Impairments and Aircraft Retirements

        During the year ended December 31, 2009, the Company recorded $5.7 million in asset impairments and aircraft retirements. The Company recorded $3.6 million due to the early retirement and redelivery of two World DC-10 freighters. The Company recorded $2.1 million, net of $1.0 million of insurance proceeds, due to the retirement of a damaged World DC-10 passenger aircraft and related engines.

        During the year ended December 31, 2008, the Company recorded $124.5 million in asset impairments and aircraft retirements. The Company reviewed the long-lived assets of ATA to determine if there were potential indicators of impairment that should be reflected as impairment charges during the first half of 2008. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe and engine overhauls, and the value of the aircraft and related debt for two aircraft leased under capital leases. As a result of ATA's bankruptcy filing, beginning on April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. As of that date, Global adopted the cost method of accounting for ATA. Global determined that its net investment in ATA under the cost method was $17.8 million as of April 3, 2008. Global determined that this investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on its consolidated statement of operations during the first half of 2008.

        In addition, during the year 2008, $6.6 million of impairment charges were recorded for World Air Holdings in connection with its intangible asset for customer relationships in the cargo sector. The Company also recorded $8.9 million of goodwill impairment in the year ended December 31, 2008 (See Note 4).

        For the year ended December 31, 2007, the Company recorded $7.2 million in asset impairments and aircraft retirements. The Company recorded $5.4 million related to the return of three Boeing 737-300 aircraft. In addition, the Company recorded $1.8 million of impairment charges for World in connection with its intangible asset for customer relationships in the cargo sector.

16. Related Parties

        As of December 31, 2009, MatlinPatterson owned approximately 95% of the outstanding shares of the Company's common stock. Four of Global's directors serve in various executive capacities at MatlinPatterson or one of its affiliates.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

16. Related Parties (Continued)

        In addition, as of March 31, 2010 World had an ACMI contract with Arrow Air, Inc. (Arrow), an airline which is indirectly majority owned by other investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager. As of March 31, 2010, the ACMI contract included one MD-11 freighter aircraft. Under this agreement, the aircraft has a minimum block hour guarantee. The Company periodically leases other aircraft to Arrow under short-term ACMI arrangements. As of March 31, 2010, World also subleased two engines to Arrow. As of December 31, 2009, $2.2 million was due from Arrow and was included in accounts receivable. For the year ended December 31, 2009, the Company reported $20.6 million in revenue from Arrow.

        The Company paid $3.0 million to Gleacher & Company, Inc. (formerly Broadpoint Gleacher Securities Group, Inc.) through its subsidiary Gleacher & Company Securities, Inc. (formerly Broadpoint Capital, Inc.) for financial advisory and placement agent services in connection with the restructuring of its debt during the year ended December 31, 2009. The same person or entity that ultimately controls MatlinPatterson Global Advisers LLC, which is the investment manager of the entities that indirectly control the Company's majority stockholder, indirectly controls an investment partnership that indirectly owns a significant interest in Gleacher.

17. Subsequent Events

        Pursuant to the terms of the First Lien Notes, on December 31, 2009, Global made a semiannual offer to repurchase $6.0 million of First Lien Notes at par plus accrued interest. Concurrently, Global also made an offer to repurchase $1.5 million of First Lien Notes at par plus accrued interest related to a cash distribution from the ATA estate in the same amount. Both offers were oversubscribed and on February 3, 2010, the Company funded the offers and repurchased a total of $7.5 million of the First Lien Notes. In June 2010, the Company purchased $8.0 million of its First Lien Notes in the public market for $8.3 million excluding accrued interest.

        In June 2010, the compensation committee of the Board of Directors approved a plan to accelerate the vesting of certain of the Company's equity awards in the event that an initial public offering of common stock is consummated on or before September 30, 2011, so that two-thirds of such awards will be vested upon the consummation of the initial public offering and the remaining one-third will vest on the first anniversary of the consummation of the initial public offering.

18. Common Stock Split

        On October 1, 2010, the Company effected a 100-for-1 stock split of the Company's outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the stock split for all periods presented.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In Thousands, Except Share Data)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$74,181	$73,077
Accounts receivables, net of allowance for doubtful accounts of: 2010—$541; and 2009—$654	63,506	42,037
Inventories, net	17,482	19,762
Maintenance reserve deposits	58,515	45,514
Deferred tax assets	8,446	8,136
Prepaid expenses and other current assets	47,066	43,050

Total current assets	269,196	231,576
Property and equipment:
Flight equipment	186,690	165,998
Facilities and ground equipment	21,184	18,571

Gross property and equipment	207,874	184,569
Accumulated depreciation	(80,501)	(58,043)

Net property and equipment	127,373	126,526
Intangible assets:
Military contract intangibles, net of accumulated amortization of: 2010—$72,503; 2009—$59,894	179,679	192,288
Other intangible assets, net of accumulated amortization of: 2010 and 2009—$8,122	4,000	4,000

Total intangible assets	183,679	196,288
Restricted cash	6,160	8,135
Maintenance reserve deposits	53,107	59,861
Deposits and other assets	46,690	57,139

Total assets	$686,205	$679,525

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands, Except Share Data)

	June 30, 2010	December 31, 2009
	(Unaudited)
Liabilities and stockholders' equity
Current liabilities:
Current maturities of long-term debt	$15,030	$24,400
Accounts payable	21,576	11,338
Air traffic liabilities	5,346	5,504
Accrued compensation and benefits	22,691	25,225
Accrued flight expenses	17,319	20,534
Other accrued expenses and current liabilities	106,261	92,226

Total current liabilities	188,223	179,227
Long-term debt, less current maturities	206,969	211,128
Deferred tax liabilities, net	72,546	72,544
Other liabilities	24,377	25,257
Stockholders' equity:
Common stock, $.0001 par value; authorized 2010 and 2009—400,000,000; issued and outstanding 2010 and 2009—25,906,300	3	3
Warrants	1,479	1,479
Additional paid-in capital	339,439	336,904
Accumulated deficit	(147,231)	(147,414)
Accumulated other comprehensive income	400	397

Total stockholders' equity	194,090	191,369

Total liabilities and stockholders' equity	$686,205	$679,525

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Operations

(Dollar Amounts in Thousands, Except Income per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	Unaudited		Unaudited
Operating revenues:
Military passenger	$209,640	$182,997	$420,001	$382,630
Military cargo	35,971	20,310	85,985	44,667
Commercial cargo	33,919	24,096	59,933	54,933
Commercial passenger	11,010	13,394	21,566	24,235
Scheduled service	—	—	—	298
Other	1,460	3,929	3,058	8,532

Total operating revenues	292,000	244,726	590,543	515,295
Operating expenses:
Aircraft fuel	76,152	48,233	153,080	102,456
Aircraft rentals	39,324	41,440	78,409	82,427
Maintenance, materials and repairs	31,446	34,991	66,719	67,865
Flight operations	25,957	25,526	52,764	51,764
Aircraft and traffic servicing	21,873	22,244	46,164	45,828
Passenger services	18,820	18,655	39,242	38,222
Crew positioning	14,751	12,267	29,144	27,016
Selling and marketing	14,833	12,621	30,769	26,344
Depreciation and amortization	19,101	19,046	37,693	36,341
General and administrative	14,739	11,271	27,497	24,659
Asset impairment and aircraft retirements	—	685	—	685
Other expenses	1,946	1,446	4,732	3,119

Total operating expenses	278,942	248,425	566,213	506,726

Operating income (loss)	13,058	(3,699)	24,330	8,569
Other income (expense):
Interest income	646	981	1,675	2,045
Interest expense	(11,823)	(13,481)	(23,620)	(27,346)
Gain (loss) on investment	(89)	1,500	(1,306)	41,500
Gain (loss) on debt extinguishment	(1,239)	85,305	(1,239)	85,305
Other, net	391	(214)	610	(638)

Total other income (expense)	(12,114)	74,091	(23,880)	100,866

Income before income tax expense	944	70,392	450	109,435
Income tax expense	314	29,079	267	28,973

Net income	630	41,313	183	80,462
Preferred stock dividends	—	(730)	—	(9,483)

Income available to common stockholders	$630	$40,583	$183	$70,979

Basic income available to common stockholders per share:
Weighted-average shares outstanding	25,906,300	23,505,000	25,906,300	12,440,000
Income available to common stockholders per share	$.02	$1.73	$.01	$5.71
Diluted income available to common stockholders per share:
Weighted-average shares outstanding	26,200,900	28,213,600	26,163,800	41,208,300
Income available to common stockholders per share	$.02	$1.46	$.01	$1.95

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(In Thousands)

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
Operating activities
Net income	$183	$80,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,693	36,341
Amortization of loan costs	2,169	809
Amortization of debt discount	2,721	1,977
Asset impairment and aircraft retirements	—	685
(Gain) loss on debt extinguishment	1,239	(85,305)
(Gain) loss on investment	1,306	(41,500)
Stock-based compensation expense	2,535	489
Deferred income taxes	(308)	(23,194)
Non-cash interest	2,221	24,127
Loss on sale of equipment	488	509
Changes in operating assets and liabilities:
Accounts receivable, net	(21,469)	32,881
Inventories, net	—	(21)
Maintenance reserve deposits	(6,247)	(3,020)
Other current assets	(4,016)	6,622
Accounts payable	10,238	(6,717)
Air traffic liabilities and accrued flight expenses	(3,373)	6,523
Accrued compensation and benefits	(2,534)	(8,112)
Other accrued expenses and current liabilities	16,260	3,217
Other liabilities and other assets	8,444	3,031

Net cash provided by operating activities	47,550	29,804

Investing activities
Capital expenditures	(26,390)	(15,828)
Insurance proceeds from asset impairment and aircraft retirements	—	1,000
Proceeds from sale of equipment	26	—

Net cash used in investing activities	(26,364)	(14,828)

Financing activities
Proceeds from issuance of preferred stock	—	20,000
Proceeds from issuance of long-term debt	—	182,603
Payment of costs related to issuance and repurchase of debt	(1,235)	(1,010)
Payments on long-term debt	(18,847)	(219,091)
Repurchase of common stock	—	(122)

Net cash used in financing activities	(20,082)	(17,620)

Net increase (decrease) in cash and cash equivalents	1,104	(2,644)
Cash and cash equivalents at beginning of period	73,077	87,424

Cash and cash equivalents at end of period	$74,181	$84,780

Supplemental disclosure of non-cash investing activities
Property and equipment expenditure included in other current liabilities	$6,656	$5,006

See accompanying notes

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2010

(Unaudited)

1. Organization and Basis of Presentation

        Global Aviation Holdings Inc. (Global, and collectively with its wholly-owned subsidiaries, the Company) is a global provider of customized air transport passenger and cargo services, offering a broad range of aircraft types and payloads. The Company offers military, cargo and commercial charter services through its two operating airlines: World Airways, Inc. (World) and North American Airlines, Inc. (North American). World provides long-range passenger and cargo charter and ACMI air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and ACMI air transportation serving the U.S. Government, tour operators and other airlines. The Company's combined fleet consists of the following aircraft types: Boeing 757-200 passenger (B757), Boeing 767-300 passenger (B767), Boeing 747-400 freighter (B747), McDonnell Douglas DC10-30 passenger (DC-10), and McDonnell Douglas MD-11 (MD-11) passenger and freighter. All active aircraft as of June 30, 2010 are leased.

        The Company's wholly-owned subsidiaries are as follows: New ATA Acquisition Inc. (New ATA), New ATA Investment Inc. (New ATA Investment), World Air Holdings Inc. (World Air Holdings), World, North American, World Risk Solutions, Ltd. (World Risk Solutions), World Airways Parts Company, LLC and Global Aviation Ventures SPV LLC. ATA Airlines, Inc. (ATA) was a wholly-owned subsidiary until March 31, 2009. The Company acquired World Air Holdings and its wholly-owned subsidiaries, World, North American, World Risk Solutions, and World Airways Parts Company, LLC on August 14, 2007 (the Acquisition Date). On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and ATA subsequently discontinued all business operations. As of April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements (See Note 2).

        Management believes that all adjustments necessary to present fairly the financial position of Global have been included in the accompanying unaudited condensed consolidated financial statements for the periods presented. Such adjustments are of a normal recurring nature. The results for the three and six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year. These statements should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the year ended December 31, 2009.

        During the year ended December 31, 2009, the Company recorded a liability for a leased engine that was deemed to be beyond economic repair (BER). The amount recorded was equal to the engine value specified in the lease agreement less the estimated recoverable engine maintenance reserve deposits. During the three months ended June 30, 2010, the Company entered into an agreement to purchase a disassembled engine for $3.0 million from which the Company intends to use the parts to refurbish the BER engine. As a result of the purchase, the Company reduced maintenance, materials, and repairs expense by $4.5 million.

        During the quarter ended June 30, 2010, the Company recorded a liability of approximately $0.6 million to reimburse a customer for fuel primarily related to flights flown in 2008.

Principles of Consolidation

        The condensed consolidated financial statements included herein have been presented in accordance with accounting principles generally accepted in the United States. The accompanying condensed

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

1. Organization and Basis of Presentation (Continued)

consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. In June 2009, the Company completed a 1,000 to 1 reverse stock split on its common stock. Accordingly, all common stock share data have been adjusted to reflect this, including prior periods, unless otherwise indicated.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include fixed asset and intangible asset useful lives, valuation allowances (including but not limited to, those related to receivables, inventories, and deferred taxes), other income tax accounting, self-insured employee benefits, and legal liabilities.

        During the three months ended March 31, 2009, the Company determined that the useful life related to its cargo customer relationship intangible asset should be adjusted to amortize the remaining unamortized balance through June 30, 2009. The original useful life was determined to be 10 years. Adjusting the estimated useful life of the asset to fully amortize the customer relationship balance through June 30, 2009 was deemed appropriate based on management's best estimate of the expected benefit of the future cash flows related to the acquired customers. This change in useful life resulted in an additional $1.6 million and $3.1 million, or approximately $0.06 and $0.08 per diluted share, in amortization expense recorded during the three and six months ended June 30, 2009, respectively.

Reclassification

        The Company reclassified its statement of operations for the three and six months ended June 30, 2009 to reflect revenues and expenses by function.

2. ATA Bankruptcy

Subsidiary Chapter 11 Filing

        On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana. On April 3, 2008, ATA discontinued all business operations, terminated the majority of its employees and began conducting an orderly liquidation of its assets. Management believes the primary factor contributing to ATA's decision to commence the ATA Chapter 11 proceeding was the termination by FedEx Corporation (FedEx) of the contract with FedEx that directly supported the Air Mobility Command's (AMC) U.S. military personnel transportation requirements. Management believes the contract cancellation made it impossible for ATA to obtain additional capital to sustain its operations or restructure its business. On December 12, 2008, ATA filed its Chapter 11 Plan and Disclosure Statement in support of its Chapter 11 plan. The plan was approved on March 25, 2009, with an effective date of March 31, 2009. All aircraft previously leased by ATA and used in connection with ATA's business have been returned to the respective lessors of the aircraft. As of June 30, 2010, ATA had wound down the majority of its existing estate.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

2. ATA Bankruptcy (Continued)

        As a result of the bankruptcy filing, beginning on April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. As of that date, Global adopted the cost method of accounting for ATA. As of April 3, 2008, Global's net investment in ATA under the cost method was $17.8 million which Global determined was fully impaired and wrote-off.

        During the year ended December 31, 2009, the Company restructured its senior secured debt and became the primary beneficiary of the ATA bankruptcy estate trust. As a result, during the third quarter of 2009, the Company began consolidating its interest in the ATA bankruptcy estate. As of June 30, 2010, the net assets of the ATA bankruptcy estate were $3.3 million. During the three and six months ended June 30, 2010, an $89,000 and $1.3 million, respectively, loss on investment was recorded predominately due to legal expenses associated with the bankruptcy estate's suit filed against FedEx Corporation seeking damages of $94.0 million. During the three and six months ended June 30, 2009, the Company recorded a gain on its cost method investment in ATA of $1.5 million and $41.5 million, respectively, for cash received from the ATA estate, which was used to pay down the Company's outstanding debt.

3. Long-Term Debt

        The Company's long-term debt consisted of the following (in thousands):

	June 30, 2010	December 31, 2009
First Lien Notes, 14% interest, net of discount of $7.5 million and $9.1 million, respectively	$152,006	$165,873
New Second Lien Loan, 12% interest plus 6% payment-in-kind (PIK) interest, net of discount of $12.4 million and $13.8 million, respectively	63,425	59,741
Promissory Notes with certain lessors, 8% interest	5,954	9,314
Capital lease, 6% interest	614	600

Total debt	221,999	235,528
Less current maturities of long-term debt	(15,030)	(24,400)

Total long-term debt	$206,969	$211,128

        In June 2009, the Company entered into a series of transactions to refinance its debt. The Company purchased a portion of its debt at a discount to par. As a result, during the three and six months ended June 30, 2009, the Company recorded a net gain of $85.3 million, comprised of a $121.7 million reduction of principal and accrued interest offset by a $9.1 million trading fee, $7.9 million of existing deferred financing costs and $19.4 million of existing debt issuance discount.

        On August 13, 2009, the Company issued $175.0 million of 14% Senior Secured First Lien Notes due 2013 (First Lien Notes). The First Lien Notes include the following key provisions: an August 15, 2013 final maturity date, a 14% annual cash interest rate payable semiannually, a semiannual requirement to offer to the noteholders to prepay $10.0 million of the principal amount outstanding, and a minimum consolidated net cash flow covenant. The First Lien Notes are secured by a first priority lien on substantially all of the Company's tangible and intangible assets. In February 2010, and pursuant to the terms of the First Lien Notes, Global repurchased $6.0 million of First Lien Notes at par plus accrued interest. Concurrently, the Company also made an offer and repurchased $1.5 million of First Lien Notes

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

3. Long-Term Debt (Continued)

at par plus accrued interest related to a cash distribution from the ATA estate in the same amount. Pursuant to the terms of the First Lien Notes, on June 30, 2010, Global made a semiannual offer to repurchase $10.0 million of First Lien Notes at par plus accrued interest. Concurrently, Global also made an offer to repurchase $1.0 million of First Lien Notes at par plus accrued interest related to a cash distribution from the ATA estate in the same amount. A total of $34,000 in principal of First Lien Notes was purchased by Global on August 3, 2010 pursuant to these offers.

        In June 2010, the Company purchased $8.0 million face value of its First Lien Notes in the open market. In connection with this repurchase, the Company recorded a $1.2 million loss on debt extinguishment for the write-off of a pro-rata share of deferred loan costs and discount on the First Lien Notes.

        On September 29, 2009, the Company entered into a $72.5 million New Second Lien Loan that matures in September 2014 and contains a 12% cash interest rate and a 6% PIK interest component. The New Second Lien Loan was recorded net of a $7.5 million discount. In addition, the Company issued warrants that were immediately converted into 838,000 shares of common stock. These warrants were issued to the holder of the New Second Lien Loan and were recorded as a $7.1 million discount against the New Second Lien Loan, for a total discount recorded of $14.6 million. The $7.1 million discount was calculated based on the relative fair value of the warrants to the fair value of the debt issued.

        On February 6, 2009, the Company entered into settlements with certain lessors in connection with the guarantee of certain ATA aircraft leases. In addition to the cash settlements on such date, the Company entered into $15.5 million in Promissory Notes for the remaining balance.

        The Company classifies as short-term debt the portion of its debt which it expects to pay down within the following 12 months. Future debt principal payments on long-term debt are estimated to be $15.0 million for the next 12 months subsequent to the June 30, 2010 balance sheet date. As of June 30, 2010, the Company is in compliance with its debt covenants.

4. Income Taxes

        In assessing whether deferred tax assets are realizable, the Company considers whether it is more-likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers its historical income and loss position, the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future income, and tax planning strategies in making this assessment.

        During the three and six months ended June 30, 2010, the amount of projected nondeductible expenses such as meals and entertainment were disproportionate in comparison to projected pre-tax book income and, as a result significantly affected the Company's effective tax rate. Additionally, certain state deferred tax assets are subject to a valuation allowance. As a result, the Company recorded income tax expense of $0.3 million for each of the three and six months ended June 30, 2010, resulting in effective tax rates of 33.3% and 59.3%, respectively. Included in these amounts are accruals for additional interest for uncertain tax positions of $0.3 million and $0.4 million, respectively, for the three and six months ended

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

4. Income Taxes (Continued)

June 30, 2010. There were no other changes to the Company's uncertain tax positions during the three and six months ended June 30, 2010.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and as a result, the Company changed its financial accounting for ATA from a consolidating subsidiary to a cost method investment and recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the tax benefit related to the impairment charge was uncertain at the time. Thus, a valuation allowance was established against this deferred tax asset.

        ATA's bankruptcy became effective on March 31, 2009, resulting in the transfer of ATA's remaining assets into two grantor trusts established for the benefit of ATA's creditors. As of June 30, 2009, the Company was unable to fully complete the tax analysis of the bankruptcy because there were still aspects that were not fixed and determinable. Accordingly, the Company did not record any benefit for the potential worthless stock loss in ATA, any bad debt realization, or cancellation of indebtedness income at that time. Additionally, during the three and six months ended June 30, 2009, the Company recorded a gain on investment of $1.5 million and $41.5 million, respectively, related to a payment made from ATA's bankruptcy trust to its creditor that did not result in a gain for tax purposes. These items and other nondeductible expenses, such as meals and entertainment, affected the Company's effective tax rate for the three and six months ended June 30, 2009. As a result, the Company recorded income tax expense of $29.1 million and $29.0 million, respectively, resulting in an effective tax rate of 41.3% and 26.5%, respectively, for the three and six months ended June 30, 2009.

        A significant portion of the tax expense related to the Company's debt restructuring in June 2009, for which the Company realized $85.3 million in cancellation of indebtedness income. Under the provisions of the American Recovery and Reinvestment Act of 2009, the Company is eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. As of June 30, 2009, the Company had not determined if the election would be made to defer the income, therefore, the tax impact of the election had not been considered. During the fourth quarter of 2009, the Company completed its analysis, elected to defer this income, and consequently recorded a $29.9 million deferred tax liability.

5. Stockholders' Equity

Common Stock

        In June 2009, the Company implemented a 1,000 to 1 reverse stock split for all issued and outstanding common stock. In connection with the reverse stock split, the Company purchased 12,198 of fractional shares outstanding.

Preferred Stock

        In 2007, the Company issued and sold 11,507,142 shares of Series A Convertible Cumulative Preferred Stock (Series A Preferred Stock) to its majority stockholder at a price of $14.00 per share, for a total of $158.6 million, net of $2.5 million in direct issuance costs. The Company evaluated the Series A Preferred Stock and concluded that the instrument should be recorded as equity. The holder of the Series A

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

5. Stockholders' Equity (Continued)

Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock.

        On February 6, 2009, New ATA Investment and MatlinPatterson completed the conversion of a $7.0 million Note with MatlinPatterson plus PIK interest into 548,558 shares of Series A Preferred Stock issued by the Company at $14.00 per share. In addition, the Company's majority stockholder invested $20.0 million of cash in the Company in exchange for 1,428,571 shares of the Company's Series A Preferred Stock.

        On April 6, 2009, the Company's majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock into common stock. The accumulated dividend at the time of the conversion was $49.5 million. Prior to the conversion, 13,484,271 shares of Series A Preferred Stock were outstanding at a value of $186.3 million, net of issuance costs of $2.5 million. On April 7, 2009, as a result of the Rights Offering and conversion of the Series A Preferred Stock and the related accumulated dividend, the Company issued 23,825,900 shares of common stock at an aggregate par value of $2,383. The $235.8 million in excess value of the common stock issued over the par value, net of issuance costs, was recorded to additional paid-in capital.

6. Income Per Share

        The following is a reconciliation of the numerators and denominators of the basic and diluted income available to common stockholders per share computations for the three and six months ended June 30, 2010 and 2009:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
(in thousands, except per share amounts)
Basic:
Income available to common stockholders	$630	$40,583	$183	$70,979

Weighted-average common shares outstanding	25,906,300	23,505,000	25,906,300	12,440,000
Income available to common stockholders per share, basic	$.02	$1.73	$.01	$5.71

Diluted:
Income available to common stockholders plus assured conversions	$630	$41,313	$183	$80,462
Weighted-average common shares outstanding	25,906,300	23,505,000	25,906,300	12,440,000
Effect of dilutive securities:
Common stock equivalents	294,600	4,708,600	257,500	28,768,200

Diluted weighted-average common shares outstanding	26,200,900	28,213,600	26,163,800	41,208,300

Income available to common stockholders per share, diluted	$.02	$1.46	$.01	$1.95

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

6. Income Per Share (Continued)

        Basic income available to common stockholders per share is calculated using the weighted-average common shares outstanding during the period. Common equivalent shares from stock options, restricted stock awards and warrants, using the treasury stock method, are included in the diluted per share calculations unless their effect of inclusion would be antidilutive. Income available to common stockholders plus assured conversions is calculated as the basic income available to common stockholders plus dividends paid on Series A convertible cumulative preferred stock.

        The common stock equivalents not included in the computation of diluted income available to common stockholders per share, because to do so would have been antidilutive, are shown below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Common stock equivalents:
Stock options	4,909,300	303,100	4,877,800	288,600
Restricted stock awards	639,700	8,800	667,500	4,400
Warrants	45,300	45,300	45,300	45,500

7. Segment Reporting

        The Company has two reportable segments: World and North American. World provides long-range passenger and cargo charter and ACMI air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and ACMI air transportation serving the U.S. Government, tour operators, and other airlines. The Company operates and manages World and North American as distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at the Company, as well as the chief operating officer and other management at the relevant operating company level. The Company evaluates performance and allocates resources based on profit or loss by segment performance and by operations. Intersegment sales are recorded at the Company's cost;

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

7. Segment Reporting (Continued)

there is no intercompany profit or loss on intersegment sales. Selected financial data by segment is set forth below (in thousands):

	Three Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$204,448	$87,552	$—	$292,000
Intersegment revenues	207	—	6,296	6,503
Depreciation and amortization	12,466	6,458	177	19,101
Total operating expenses	194,871	83,010	1,061	278,942
Operating income (loss)	9,577	4,542	(1,061)	13,058
Interest income	502	143	1	646
Interest expense	(7,892)	(3,676)	(255)	(11,823)
Loss on investment	—	—	(89)	(89)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax (benefit) expense	1,504	624	(1,814)	314

	Six Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$417,725	$172,818	$—	$590,543
Intersegment revenues	296	—	14,290	14,586
Depreciation and amortization	24,730	12,612	351	37,693
Total operating expenses	398,219	167,431	563	566,213
Operating income (loss)	19,506	5,387	(563)	24,330
Interest income	1,025	648	2	1,675
Interest expense	(15,969)	(7,483)	(168)	(23,620)
Loss on investment	—	—	(1,306)	(1,306)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax (benefit) expense	2,495	(349)	(1,879)	267

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

7. Segment Reporting (Continued)

	Three Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$146,760	$97,966	$—	$244,726
Intersegment revenues	28	188	5,177	5,393
Depreciation and amortization	14,258	4,764	24	19,046
Asset impairment and aircraft retirements	685	—	—	685
Total operating expenses	167,509	81,182	(266)	248,425
Operating income (loss)	(20,749)	16,784	266	(3,699)
Interest income	688	286	7	981
Interest expense	(8,907)	(4,723)	149	(13,481)
Gain on investment	—	—	1,500	1,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax (benefit) expense	(9,914)	4,327	34,666	29,079

	Six Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$322,245	$193,050	$—	$515,295
Intersegment revenues	72	481	11,839	12,392
Depreciation and amortization	26,306	9,987	48	36,341
Total operating expenses	345,350	161,276	100	506,726
Operating income (loss)	(23,105)	31,774	(100)	8,569
Interest income	1,377	654	14	2,045
Interest expense	(18,022)	(9,480)	156	(27,346)
Gain on investment	—	—	41,500	41,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax (benefit) expense	(13,456)	8,431	33,998	28,973

        One customer comprised 10% or more of the Company's total operating revenues as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
U.S. Air Force (USAF) Air Mobility Command:
World	$163.0	$108.6	$340.3	$240.7
North American	82.6	94.7	165.7	186.6

8. Accounting for Stock-Based Compensation

        The Company has stock-based compensation plans for officers and key employees of the Company, including the Company's Board of Directors (Management Plans). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

8. Accounting for Stock-Based Compensation (Continued)

value of the award. During the six months ended June 30, 2010 and June 30, 2009, $2.5 million and $0.5 million, respectively, of stock-based compensation expense were charged to operations. In June 2010, the compensation committee of the Board of Directors approved a plan to accelerate the vesting of certain of the Company's equity awards in the event that an initial public offering of common stock is consummated on or before September 30, 2011, so that two-thirds of such awards will be vested upon consummation of the initial public offering and the remaining one-third will vest on the first anniversary of the consummation of the initial public offering. If the initial public offering is consummated after September 30, 2011, the vesting of the equity awards will be accelerated so that the remaining unvested portion of such awards vest upon consummation of the initial public offering.

9. Fair Value Measurements

        The estimated fair values of cash and cash equivalents and restricted cash approximate their carrying values due to their short-term nature. The fair values of the Company's debt instruments approximate their carrying value as of December 31, 2009 and June 30, 2010.

10. Commitments and Contingencies

        World's Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 36% of the total workforce at World, are represented by the International Brotherhood of Teamsters (the IBT), and are subject to a collective bargaining agreement which became amendable on March 1, 2009. On November 3, 2008, World received a "Section 6" Notice under the Railway Labor Act which is used to initiate negotiations.

        World's Flight Attendants:    World's flight attendants, representing approximately 36% of World's employees, are subject to a collective bargaining agreement which will become amendable in September 2012.

        The flight attendants employed by World participate in a multiemployer defined benefit pension plan affiliated with the International Brotherhood of Teamsters. The plan's actuary has certified that the plan is in critical status, determined in accordance with current pension plan funding rules. This means that the multiemployer plan has funding or liquidity problems, or both. As a result, the Company's obligations to the multiemployer plan have increased in the form of a 5% surcharge on its contributions and may be subject to further increases in the future. In addition, in the event of our partial or complete withdrawal from this multiemployer plan at a time when it is underfunded, the Company would be liable for a proportionate share of such plan's unfunded vested benefits. In the event that any other contributing employer withdraws from the multiemployer plan at a time when it is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then the Company, along with the other remaining contributing employers, would be liable for its proportionate share of such plan's unfunded vested benefits.

        North American's Cockpit Crewmembers:    On April 25, 2008, North American announced that its pilots, who are represented by the IBT Local 747 and account for approximately 24% of the total workforce of North American, ratified a 54-month contract, which took effect on May 1, 2008. Since then, after submitting an application on September 22, 2009 to the United States National Mediation Board (NMB)

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

10. Commitments and Contingencies (Continued)

disputing their representation by the IBT, a vote was cast and the majority of the North American Cockpit Crewmembers voted in favor of being represented by ALPA. The decision was certified and ALPA became the official labor representative of the North American Cockpit Crew Members effective the end of the fourth quarter of 2009.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election among North American's flight attendants. Flight attendants comprise approximately 40% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations between North American and the IBT began in 2006 and are ongoing.

        Guarantees:    Global guaranteed ATA's obligations as lessee in connection with a number of ATA's aircraft leases. The Company has settled all but one of the lessor claims. The remaining outstanding lessor has filed a lawsuit in New York State court on February 9, 2009 claiming damages including stipulated return condition requirements in the lease, loss of rental income and other damages. The plaintiff is seeking damages of approximately $0.3 million plus interest on the lease and up to $35.0 million less either (i) the present discounted value of the aggregate fair market rental value for the remainder of the lease term or (ii) the fair market sale value of the aircraft. The outcome of the litigation is pending and cannot be predicted and is dependent upon many factors beyond the Company's control. The Company and the lessor continue to negotiate the terms of a settlement notwithstanding the lawsuit. Based on this negotiation, the Company believes that a cash settlement is possible with this lessor related to stipulated return condition requirements in the lease, loss of rental income and other damages incurred by the lessor. As of June 30, 2010, the Company has accrued its best estimate for this unsettled claim.

        Litigation:    In the ordinary course of business, the Company is party to various legal proceedings and claims which management believes are incidental to the operation of Global's businesses. Global believes that the outcome of its outstanding litigation will not have a materially adverse effect on the Company's results of operations, cash flows or financial position.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the Federal District Court of Indiana against FedEx. On February 17, 2010, ATA served its Second Amended Statement of Special Damages estimating its total damages to be $94.0 million. This estimate is based on lost military profits arising from the FedEx contract, and losses associated with ATA's acquisition of DC-10 aircraft in order to fulfill its obligations under the FedEx contract.

        The FedEx litigation is scheduled for trial in October 2010. The outcome of this litigation is pending and cannot be predicted as it is dependent upon many factors beyond the Company's control. Pursuant to ATA's Chapter 11 Plan approved by the U.S. Bankruptcy Court, 85% of any damages recovered by ATA from FedEx in the FedEx litigation will be retained by the ATA estate and subsequently distributed to the Company, and 15% must be used to pay former ATA employees and creditor beneficiaries of ATA. FedEx has filed a counterclaim against ATA for breach of contract and seeks damages in excess of $75,000. No amounts, receivable or payable, have been accrued within the Company's accompanying consolidated financial statements for any potential damages.

        Fuel Purchase Agreements:    From time to time, in the normal course of business, the Company enters into fuel contracts. These contracts may include a fixed spread to a base fuel rate and a minimum purchase

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

10. Commitments and Contingencies (Continued)

requirement. The Company has determined that certain fuel contracts meet the "Normal Purchases and Sales" requirements of ASC 815, Derivatives and Hedging and therefore are not accounted for as derivative instruments.

        War-Risk Insurance Contingency:    As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general.

        Since September 24, 2001, the U.S. government has been providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage currently extends through September 30, 2010.

        The withdrawal of government support of airline war-risk insurance would require us to obtain war-risk insurance coverage commercially, if available. Such commercial insurance could have substantially less desirable coverage than currently provided by the U.S. government, may not be adequate to protect our risk of loss from future acts of terrorism, may result in a material increase to the Company's operating expense or may not be obtainable at all, resulting in an interruption to its operations.

        Other:    World Risk Solutions was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs and better loss control practices for the Company. World Risk Solutions underwrites certain risks mainly associated with the Company's aircraft.

11. Related Parties

        As of June 30, 2010, MatlinPatterson owned approximately 95% of the outstanding shares of the Company's common stock. Four of Global's directors serve in various executive capacities at MatlinPatterson or one of its affiliates.

        World had an ACMI contract with Arrow, Inc. (Arrow), an airline which is indirectly majority owned by other investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager. The contract expired on May 4, 2010. For the six months ended June 30, 2010, the Company reported $6.1 million in revenues from Arrow.

        The Company paid $3.0 million to Gleacher & Company, Inc. (formerly Broadpoint Gleacher Securities Group Inc.) through its subsidiary Broadpoint Capital, Inc. for investment, advisory and placement agent services in connection with the restructuring of its debt during the year ended December 31, 2009. The same person or entity that ultimately controls MatlinPatterson Global Advisers LLC, which is the investment manager of the entities that indirectly control the Company's majority stockholder, indirectly controls an investment partnership that indirectly owns a significant interest in Gleacher.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

12. Subsequent Events

        In July 2010, World entered into contracts to lease two Boeing 747-400 freighter aircraft, each for a period of 72 months. In August 2010, World extended the lease for two MD-11 passenger aircraft, for approximately 8.5 months. In addition, during August 2010 World entered into a lease for an MD-11 passenger aircraft, with a term of approximately three years, for which we expect to take delivery during the third quarter of 2010.

        On October 1, 2010, the Company effected a 100-for-1 stock split of the Company's outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the stock split for all periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
World Air Holdings, Inc.:

        We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows of World Air Holdings, Inc. and subsidiaries ("World Air Holdings") for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the World Air Holdings management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of World Air Holdings for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 1 and 5 to the consolidated financial statements, World Air Holdings adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006. Also, as discussed in Notes 1 and 7 to the consolidated financial statements, World Air Holdings adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

/s/ KPMG LLP

Atlanta, Georgia
July 3, 2007

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2006

(in thousands)

Operating revenues
Flight operations	$824,098
Other	1,558

Total operating revenues	825,656

Operating expenses
Flight	233,951
Maintenance	147,241
Aircraft costs	121,114
Fuel	194,515
Flight operations subcontracted to other carriers	3,759
Commissions	38,050
Depreciation and amortization	7,514
Sales, general and administrative	80,292

Total operating expenses	826,436

Operating loss	(780)
Other income (expense)
Interest expense	(3,657)
Interest income	1,655
Other, net	135

Total other expense	(1,867)

Loss before income tax expense	(2,647)
Income tax benefit	(355)

Net loss	$(2,292)

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES

IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(in thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Deferred Stock-Based Compensation	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2005	$25	67,770	32,153	(253)	(12,857)	—	86,838
Net loss	—	—	(2,292)	—	—	—	(2,292)
Cumulative effect adjustment resulting from the adoption of SFAS 158, net of tax of $125	—	—	—	—	—	227	227

Comprehensive loss							(2,065)
Exercise of 405,475 stock options	1	527	—	—	—	—	528
Tax benefit of stock option exercises	—	1,377	—	—	—	—	1,377
Amortization of warrants	—	135	—	—	—	—	135
Stock-based compensation	—	1,195	—	—	—	—	1,195
Reversal of award of deferred compensation	—	(303)	—	303	—	—	—
Reversal of amortization of deferred stock-based compensation	—	—	—	(50)	—	—	(50)
Repurchase of 2,222,222 shares of common stock	(2)	(20,825)	—	—	—	—	(20,827)
Retirement of 1,039,694 shares of treasury stock	(2)	(12,855)	—	—	12,857	—	—

Balance at December 31, 2006	$22	37,021	29,861	—	—	227	67,131

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

(in thousands)

Cash and cash equivalents at beginning of year	$46,202
Cash flow from operating activities
Net loss	(2,292)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,514
Amortization of deferred gain	(406)
Loss on disposals of equipment and property	1,055
Amortization of warrants and debt issuance costs	2,987
Deferred income taxes	53
Provision for doubtful accounts	335
Stock-based compensation	1,195
Other	282
Changes in operating assets and liabilities:
Accounts receivable	34,358
Restricted cash	5,175
Deposits, prepaid expenses and other assets	1,724
Accounts payable, accrued expenses and other liabilities	(17,533)
Unearned revenue	1,651

Net cash provided by operating activities	36,098

Cash flows from investing activities
Purchases of equipment and property	(8,924)
Net sales of short-term investments	827
Proceeds from disposals of equipment and property	559

Net cash used in investing activities	(7,538)

Cash flows from financing activities
Repurchase of common stock	(20,827)
Repayment of debt	(24,000)
Proceeds from exercise of stock options	528
Excess tax benefit from employee stock-based compensation plan	1,227
Payment of debt issuance costs	(492)

Net cash used in financing activities	(43,564)

Net decrease in cash and cash equivalents	(15,004)

Cash and cash equivalent at end of year	$31,198

Supplemental information:
Interest paid	$447
Income taxes paid	$129

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

        The Consolidated Financial Statements include the accounts of World Air Holdings, Inc. ("World Air Holdings" or the "Company"), and its wholly-owned subsidiaries, World Airways, Inc. ("World Airways"), North American Airlines, Inc. ("North American"), and World Risk Solutions, Ltd. ("World Risk Solutions"). World Airways Parts Company, LLC is a wholly-owned subsidiary of World Airways. The Company acquired North American, a privately held airline based in Jamaica, New York, on April 27, 2005. All significant inter-company accounts and transactions have been eliminated in consolidation.

        Effective January 10, 2005, World Airways was reorganized into a holding company structure, which was effected through a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, which does not require stockholder approval. All of the outstanding shares of common stock of World Airways, par value $.001 per share, were converted on a share-for-share basis into shares of common stock of World Air Holdings, par value $.001 per share (the "common stock"), and all stockholders of World Airways became stockholders of World Air Holdings through a non-taxable transaction. Stock certificates representing shares of common stock of World Airways are deemed to represent shares of common stock of World Air Holdings until exchanged in the ordinary course as a result of transfers for stock certificates bearing the name of World Air Holdings. Airline operations account for 100% of World Air Holdings' operating revenues.

        World Airways was organized in March 1948 and is a U.S. certificated air carrier. Air transportation operations account for 100% of World Airways' operating revenue. World Airways provides long-range passenger and cargo charter and wet-lease air transportation, serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. (see Note 9).

        North American was organized in April 1989 and is a U.S. certificated air carrier. Air transportation accounts for 100% of North American's operating revenues. North American provides passenger charter and wet-lease air transportation serving the U.S. Government, tour operators, and other airlines. In addition, North American operates scheduled passenger service in select markets (see Note 9).

        World Risk Solutions, a Bermuda corporation, was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs, and better loss control practices to the Company.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include fixed asset useful lives, valuation allowances, (including but not limited to, those related to receivables, inventory, intangibles, and deferred taxes), income tax accounting, self-insured employee benefits, and legal liabilities.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company considers all liquid investments purchased with an original or remaining maturity of 90 days or less to be cash equivalents.

Allowance for Doubtful Accounts

        In the normal course of business, the Company reviews its accounts receivable and uses judgment to assess its ability to collect these receivables. Based on this assessment, an allowance for doubtful accounts is maintained for specifically indentified accounts receivable deemed to be uncollectable.

Allowances for Obsolescence

        Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines or the term of the related aircraft leases, whichever is shorter.

Equipment and Property

        Provisions for depreciation and amortization of equipment and property are computed over estimated useful lives or the expected term of the lease, if shorter, for capital leases, by the straight-line method, with estimated salvage values of 0-10%. The Company recognizes lease expense on a straight-line basis over the expected term of the lease. The Company currently has no capital leases. Estimated useful life of equipment and property are as follows:

Flight equipment, including aircraft	1-9 years
Other equipment and property	3-7 years

        Improvements to capital equipment, including those performed in response to Airworthiness Directives ("ADs") issued by the Federal Aviation Administration ("FAA"), are capitalized at cost. Modifications, including those in response to ADs, and routine maintenance and repairs are expensed as incurred.

        Deferred gains realized in connection with the sale-leaseback of aircraft and equipment are amortized over the periods of the respective leases.

        Leasehold improvements are stated at cost and amortized over their estimated useful lives or the expected term of the lease, whichever is shorter.

Impairment of Long-Lived Assets

        To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset's carrying amount and its estimated fair market value. No impairment charges were recognized in 2006.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets

        Pursuant to Statement of Financial Reporting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets,, goodwill and indefinite-lived intangibles, such as the trademark and ETOPS, are not amortized but are subject to annual impairment reviews. Since the trademark, valued at approximately $0.6 million, and ETOPS, valued at approximately $4.7 million, was acquired during 2005 and no events of impairment occurred, the Company concluded that these intangibles were not impaired as of December 31, 2006. The Company performed an annual impairment test as of October 1, 2006 for goodwill and indefinite-lived intangibles. This test indicated that goodwill and indefinite-lived intangibles were not impaired as of December 31, 2006.

        The aircraft leases at market rates in excess of rental rates of $2.8 million are being amortized on a straight-line basis over a weighted average of 31 months, which was the average remaining life of the aircraft leases at the date of the North American acquisition. For the year ending December 31, 2007, the annual amortization expense is estimated to be $0.6 million.

Other Assets and Deferred Charges

        Debt issuance costs are amortized on a straight-line basis, which is not materially different from the results obtained using the effective interest method, over the period the related debt is expected to be outstanding.

        The fair market value of the warrants issued to the ATSB in connection with the loan guarantee was recorded as a long-term other asset and was amortized using the interest method. On March 30, 2006, the Company prepaid the remaining principal balance of $24.0 million under the ATSB Loan with cash reserves. As a result of this prepayment, during the first quarter of 2006, the Company expensed $2.3 million in unamortized debt issuance and warrant costs associated with the ATSB Loan.

        Additionally, in March 2006, World Airways and North American entered into a Loan and Security Agreement with Wachovia Bank, National Association ("Wachovia Loan"), for the issuance of loans and letters of credit up to $50.0 million subject to certain terms, conditions, and limitations. At December 31, 2006, the unamortized debt issuance cost is $0.3 million, which will be amortized over the next 1.3 years.

Revenue Recognition

        Military revenues are recognized as air transportation services are provided on a per leg basis. Charter revenues are initially recorded as unearned revenue at the time of sale and recognized as revenue when air transportation services are provided on a per leg basis. Passenger ticket sales for scheduled service are initially recorded as unearned revenue, and revenue derived from ticket sales is recognized in revenue on a per leg basis at the time the service is provided. Non-refundable tickets expire one year from the date the ticket is purchased. Tickets which expire unused are recognized as revenue upon expiration.

Aircraft Leases

        The majority of the Company's aircraft are leased from third parties. In order to determine the proper classification of its leased aircraft as either operating leases or capital leases, the Company must make certain estimates at the inception of the lease relating to the economic useful life the expected lease term,

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

and the fair value of an asset, as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management to determine whether the lease is classified as an operating lease or a capital lease. All of the Company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. The Company recognizes lease expense on a straight-line basis over the term of the lease. Deferred gains realized in connection with the sale-leaseback of aircraft and equipment are amortized over the periods of the respective leases.

Fuel Reconciliation Adjustments

        Military and charter contracts generally include a fixed rate per gallon for fuel usage with a provision to partially or fully adjust to the actual price per gallon paid. The contracted rate (per mile) and fuel prices (per gallon) are established by the military for a 12-month period running from October to September of the next year. The Company receives reimbursement from the military each month if the price of fuel paid by the Company to fuel vendors for military missions exceeds the fixed price; if the price of fuel paid by the Company to fuel vendors is less than the fixed price, the Company pays the difference to the military. A similar reconciliation is performed for certain charter contracts. The fuel reconciliation is recorded as an adjustment to revenues in the period when air transportation is provided.

Commission Expense

        The Company pays commissions for World Airways and North American based on percentages of military revenues and on scheduled passenger service for North American travel agencies.

Passenger Taxes and Charges

        Certain taxes and charges collected from passengers or customers, including but not limited to, excise taxes and passenger facility charges, remitted to taxing jurisdictions or agencies, are recorded on a net basis in the income statement.

Income Taxes

        The Company's effective tax rate is based on enacted statutory tax rates. Tax regulations require items to be included in the tax returns at different times than the items are reflected in the financial statements. As a result, the Company's effective tax rate reflected in the Consolidated Financial Statements is different than that reported in its income tax returns. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the Company's tax returns in future years for which it has already recorded the tax benefit in the Consolidated Financial Statements. The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion, or all of the deferred tax assets, will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary difference will become deductible. Deferred tax liabilities generally represent tax expense recognized in the Consolidated Financial Statements for which payment has been deferred, or expense for which a deduction has already

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

been taken on the Company's income tax returns but has not yet been recognized as an expense in the Consolidated Financial Statements.

Aircraft Maintenance

        Airframe and engine maintenance costs are recognized using the expense as incurred method of accounting. Under this method, maintenance costs are recognized as expense when maintenance services are completed and as flight hours are flown for nonrefundable maintenance payments required by lease or service agreements. After qualifying maintenance is completed, the Company records a maintenance receivable from the lessors and is reimbursed for amounts paid from the funds held by the lessors.

Post-retirement Benefits Other Than Pensions

        World Airways' retired cockpit crewmembers and eligible dependents are covered under post-retirement health care and life insurance benefits to age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. The Company accounts for the benefit costs in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions ("SFAS No. 106") and Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans ("SFAS 158").

Accounting for Stock-Based Compensation

        Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment ("SFAS 123R") which supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Additionally, SFAS 123R requires the cash flows resulting from the tax benefits in excess of the compensation expense recognized for those options (excess tax benefits) to be classified as financing cash flows. SFAS No. 123R applies to new share-based awards and to unvested stock options outstanding on the effective date and issuances under the Company's stock incentive plan. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of its stock based awards and expects to continue using the same methodology in the future (See Note 5). The Company used the modified prospective method to adopt SFAS 123R and therefore did not restate its prior period results.

        Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the recognition and measurement principles of APB 25, and related interpretations.

Recently Issued Accounting Standards

        In September 2006, the Securities and Exchange Commission (the "SEC") issued SAB 108. Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 will not have a material impact on the Company's financial statements.

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1 (the "FSP"), "Accounting for Planned Major Maintenance Activities" that eliminates the accrue-in-advance method as an acceptable method of accounting for planned major maintenance activities. The FSP is applicable to fiscal years beginning after December 15, 2006 and requires retrospective application to all financial statements presented. The Company does not believe the impact of the adoption of this FSP will have a material impact on its financial statements.

        In July 2006, the FASB, issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. This interpretation is effective for fiscal years beginning after December 15, 2006. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely that not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. The Company will adopt FIN 48 effective January 1, 2007 and does not believe its adoption will result in a material cumulative-effect adjustment.

2. Segment Information

        The Company has two reportable segments: World Airways and North American. The Company operates and manages these companies as two distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at World Air Holdings, as well as the chief operating officer and other management at the operating company level. Financial and other information for the year ended December 31, 2006 by reporting segment is set forth below (in thousands):

	Year Ended December 31, 2006
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total revenue	$559,809	$267,195	$(1,348)	$825,656
Operating expense	557,211	271,144	(1,919)	826,436
Operating income/(loss)	2,598	(3,949)	571	(780)
Depreciation and amortization expense	6,072	1,425	17	7,514
Capital expenditures	$6,629	$2,165	$130	$8,924
Total block hours	56,102	27,475	—	83,577

3. Operating Leases

        The Company leases all but one of its operational aircraft fleet under operating lease agreements. At December 31, 2006, World Airways' operating fleet consisted of 17 aircraft, of which nine are passenger aircraft and eight are freighter aircraft, with base lease terms expiring at various dates through 2015. At

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

3. Operating Leases (Continued)

December 31, 2006, North American's operating fleet consisted of nine aircraft, all of which are operated in passenger configurations, with remaining base lease terms expiring at various dates through 2014.

        In 2004, the Company reached an agreement with one of its MD-11 aircraft lessors to restructure certain leases. In exchange for reduced fixed monthly lease rates and a reduction in the lease terms, the Company agreed to an annual restructuring fee based on net earnings. Payments commenced in 2005 based on 2004 results, and continue through the lease terminations in 2011, which will be paid in 2012. Over the term of the agreement, the total obligation of the Company is limited to $24.2 million on a cumulative basis. In each year, the cash payment is limited to $3.6 million per year for 2006 through and including 2011, and $1.0 million in 2012. Although cash disbursements are limited each year, due to the cumulative nature of the agreement, expense recognized may differ from the related cash payment to be disbursed in the following year. The Company and the lessor agreed to a definitive methodology used to calculate the restructuring fee. As a result, the Company recognized no expense in 2006 due to the Company's net loss. The Company's related cash payment was $3.6 million in 2006.

        Rental expense, primarily relating to aircraft leases, totaled approximately $122.6 million for the year ended December 31, 2006. Certain of the Company's operating leases require rental payments that vary in amount from year to year. The Company accounts for the cost of these leases on a straight-line basis, thereby recognizing annual rent expense evenly over the lease term.

        Certain of the Company's aircraft leases also require the Company to pay certain amounts related to maintenance reserves for airframes, engines, auxiliary power units and landing gears based on flight hours and cycles. Certain return conditions also must be met prior to returning the aircraft to the lessor. The Company also pays maintenance fees to certain maintenance providers for auxiliary power units based on flight hours. The aggregate amount the Company paid and expensed in 2006 for maintenance reserves for airframes, engines, auxiliary power units and landing gears, and maintenance fees for auxiliary power units was $50.5 million.

4. Capital Stock

        In December 2003, the Company issued to the ATSB, as consideration for the federal loan guarantee, warrants to purchase an aggregate of 2,378,223 shares of common stock. These warrants were vested and fully exercisable at the date of grant. The fair value of these warrants on the date of grant using the Black-Scholes option-pricing model was $4.8 million. The following table shows details of the warrants issued to the ATSB as well as the assumptions used in the Black-Scholes option-pricing model:

Number of Shares	Exercise Price	Expiration Date	Risk Free Interest Rate	Expected Dividend Yield	Volatility	Expected Life
1,269,022	$0.78	12/31/2008	3.23%	0%	50%	5.0 yrs
111,111	$2.50	8/23/2004	1.22%	0%	50%	0.7 yrs
111,111	$2.50	3/29/2005	0.96%	0%	50%	1.2 yrs
886,979	$3.20	12/31/2009	3.43%	0%	50%	6.0 yrs

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

4. Capital Stock (Continued)

        In August 2004, the ATSB exercised warrants to purchase 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 21,994 shares of the Company's common stock. Additionally, in February 2005, the ATSB exercised warrants to purchase an additional 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 76,345 shares of the Company's common stock. In October 2006, the Company completed the Tender Offer and purchased 2.22 million shares of its outstanding common stock (See Note 6). As a result of the Tender Offer, the Company modified the number of warrants and exercise price pursuant to the provisions of the ATSB warrant agreement. Therefore, the ATSB held warrants to purchase 1,153,973 shares and 806,616 shares at $0.86 and $3.52 per share, respectively at December 31, 2006.

        The Company recorded the fair value of these warrants within other long-term assets, with a credit to additional paid-in capital. The Company recorded amortization of $1.8 million in March 2006, when the debt was prepaid in full.

5. Stock-Based Compensation

  Stock Incentive Plans

        Under the World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (the "1995 Plan"), members of the Company's Board of Directors, employees, and consultants to the Company or its affiliates are eligible to receive stock incentive awards. At December 31, 2006, the Company has reserved 3,030,162 shares of common stock for issuance under the 1995 Plan. Options expire at the earlier of the stated expiration, which shall not exceed ten years from the date of grant, or one year after the termination of a grantee's employment with the Company. The exercise price for options granted is the fair market value of the common stock on the date of grant. Outstanding options become vested and fully exercisable at various times through August 2013.

        During 2005, the Company issued 50,000 shares of restricted stock with vesting over a four year required service period, and recorded compensation expense over the same period. In February 2006, the employee to whom the stock was issued resigned and, accordingly, the restricted stock grant terminated and was cancelled effective on the date of termination. During the first quarter of 2006, the Company reversed $0.3 million of deferred stock-based compensation related to the forfeiture of this restricted stock grant.

        Under a Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), non-affiliate directors are granted options to purchase 10,000 shares of common stock, upon election or appointment to the Board of Directors of the Company. Options granted under the Directors' Plan vest in 36 equal monthly installments following the award, as long as the individual remains a director of the Company. The Director's Plan provided that after December 31, 2005, no additional options could be granted from this plan.

Stock Options

        For stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the Company adopted SFAS 123R using the "modified prospective method" of accounting permitted under SFAS 123R. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated statements of income beginning in the first

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Stock-Based Compensation (Continued)

quarter of 2006, using the grant-date fair values previously calculated in prior pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting periods.

        The fair value of stock options is determined at the grant date using a Black-Scholes option pricing model, which requires the Company to make several assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The dividend yield on the Company's common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of the Company's common stock is based on the historical volatility of the common stock price over an approximate four year time period. The expected term of the options is based on historical experience of all option grants.

        During the third quarter of 2006, the Company granted options to purchase 333,400 shares under the 1995 Stock Incentive Plan. These stock options vest in 33 1/3% increments on the first three anniversary dates of the awards; thus, the Company will recognize compensation expense for these awards on a straight-line basis over each award's vesting period.

        The per share weighted-average fair value of the options to purchase 333,400 shares granted during the third quarter of 2006 was $4.61 on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions:

Expected dividend yield	0%
Risk-free interest rate	4.6%
Expected life (in years)	4.0
Expected stock volatility	80.9%

        The table below summarizes stock option award activity pursuant to the Company's plans for December 31, 2006:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	1,728	$2.25
Granted	333	7.44
Exercised	(405)	1.30
Forfeited	(32)	2.59

Outstanding at December 31, 2006	1,624	3.55	4.5	$10,296

Exercisable at December 31, 2006	1,108	$2.31	3.7	$7,205

Vested and Expected to Vest at December 31, 2006	1,454

        At December 31, 2006, the range of exercise prices per share and weighted-average remaining life of outstanding options was $0.91—$7.53 and 4.5 years, respectively.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Stock-Based Compensation (Continued)

        The following table summarizes stock options outstanding and exercisable at December 31, 2006 (in thousands, except per share amounts):

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options	Weighted Average Remaining Life Years	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.56 - 1.25	510	2.3	$0.91	510	$0.91
1.26 - 2.50	38	1.1	$1.57	38	$1.57
2.51 - 3.75	671	5.2	$3.46	516	$3.42
3.76 - 5.00	6	5.1	$4.06	—	—
5.01 - 6.25	56	5.5	$6.15	39	$6.15
6.25 - 7.50	334	6.6	$7.44	—	—
7.50 - 8.75	10	8.3	$7.53	5	$7.53

Total	1,625	4.5	$3.55	1,108	$2.31

        At December 31, 2006, the number of shares issuable upon the exercise of options was 1,107,563 and the weighted-average exercise price per share of the options was $2.31.

        The total intrinsic value of options exercised for the year ended December 31, 2006, determined as of the date of exercise of options, was $3.1 million. Cash received from option exercises during 2006 totaled $0.5 million.

        The Company recorded $0.4 million of stock-based compensation expense related to non-vested stock options to sales, general and administrative expense for the year ended December 31, 2006. The excess tax benefit realized for the tax deduction from option exercises under the Company plan was $1.4 million for 2006, which generated cash flows from excess tax benefits, under the long-haul method, of $1.2 million.

        At December 31, 2006, there was approximately $1.3 million of total unrecognized compensation expense related to non-vested stock options granted under the Company's stock incentive plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock Awards

        During the third quarter of 2006, the Company granted 196,800 shares of restricted common stock to non-employee members of the board, executive officers, officers, and certain other management employees of the Company. The restricted shares were granted pursuant to the 1995 Plan. The fair value at the date of grant of these shares was $1.7 million. Compensation expense for these awards will be recognized on a straight-line basis over the weighted-average requisite service period of 4.1 years.

        The Company recorded $0.2 million of stock-based compensation expense to sales, general and administrative expense for the year ended December 31, 2006 associated with these restricted stock awards. At December 31, 2006, there was approximately $1.5 million of total unrecognized compensation expense related to non-vested restricted stock granted under the Company's stock incentive plan, which is expected to be recognized over a weighted-average vesting period of 4.1 years.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Stock-Based Compensation (Continued)

Stock Option Awards Review

        During 2006, under the direction of the Audit Committee of the Board of Directors, the Company voluntarily initiated a review of all stock option awards from the date of the Company's initial public offering of its common stock in 1995 through December 31, 2006. In order to ensure independence and objectivity, the Company also retained a law firm that is independent of the Company to perform a review of all prior stock option awards as an independent investigation. The independent counsel engaged to perform that review has submitted its report to the Audit Committee, which accepted the report and deemed the review concluded. Based on its own review and the review of independent counsel, the Company concluded that, although no backdating or other intentional misconduct was found, the Company had not properly accounted for certain options awarded in each of the years 1997 through 2003.

        The impact of such adjustments, consisting of previously unrecognized compensation expense, for each of such years and in the aggregate is as follows:

	1997	1998	1999	2000	2001	2002	2003	Total
	(in thousands)
Stock Compensation Expense	$79	$(20)	$—	$103	$256	$79	$73	$570
Tax effect	—	—	—	—	—	—	(15)	(15)

Total, net of tax	$79	$(20)	$—	$103	$256	$79	$58	$555

Income/(loss) before taxes	$12,230	$(10,905)	$(13,653)	$(3,159)	$(26,037)	$2,041	$19,123

Percent of income before taxes	0.6%	0.2%	0.0%	3.3%	1.0%	3.9%	0.4%

        The Company recorded this cumulative adjustment of $0.6 million to sales, general, and administrative expenses in its consolidated financial statements for the quarter ended September 30, 2006.

6. Tender Offer

        On September 5, 2006, the Company's Board of Directors authorized a "modified Dutch Auction" tender offer whereby the terms permitted the Company to repurchase up to 2.22 million shares of its common stock at a price per share not greater than $9.50 and not less than $9.00.

        In October 2006, the Company completed the Tender Offer and purchased 2.22 million shares of its outstanding common stock at a price per share of $9.20 totaling approximately $20.8 million, which was funded through borrowings under the Wachovia Loan. The shares purchased represented approximately 9.1% of the Company's outstanding common stock at October 12, 2006.

7. Employee Benefit Plans

        World Airways' Crewmembers Target Benefit Plan (the "Target Benefit Plan") is a defined contribution plan covering cockpit crewmembers with contributions based upon wages, as defined. It is a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Expense for the Target Benefit Plan totaled $3.0 million for the year ended December 31, 2006.

        World Airways also sponsors a Crewmembers Deferred Income Plan (the "Deferred Income Plan"). It is a tax-qualified retirement plan under Section 401(k) of the Code. Under the Deferred Income Plan,

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

7. Employee Benefit Plans (Continued)

cockpit crewmembers may elect to invest salary deferrals of up to $15,000 or 25% of their salary in selected investment funds. The Company does not make any contributions to the Deferred Income Plan.

        World Airways' flight attendants participate in a pension plan maintained by the International Brotherhood of Teamsters ("IBT"). This plan is a multi-employer plan subject to the funding and other provisions of the Pension Protection Act of 2006. Contributions made to the IBT on behalf of the flight attendants totaled $1.3 million for the year ended December 31, 2006.

        Under World Air Holdings' and World Airways' 401(k) Administrative Plan ("401(k) Plan"), employees may elect to invest salary deferrals of up to $15,000 or 25% of their salary in selected investment funds. It is a tax-qualified retirement plan under Section 401(k) of the Code. The Company contributes matching funds to the 401(k) Plan equal to 50% of participants' voluntary deferrals up to 10% of salary. The Company expensed, for its contribution to the 401(k) Plan, approximately $0.7 million during the year ended December 31, 2006.

        World Airways has a profit sharing bonus plan (the "Profit Sharing Plan") for its cockpit crewmembers and flight attendants pursuant to agreements with the unions representing the two groups. It is not a tax-qualified plan under the Code. Distributions under the Profit Sharing Plan are equal to 20% of net earnings, as defined, subject to an annual limitation of 10% of the total annual aggregate compensation of World Airways employees participating in the Profit Sharing Plan in that year. Due to net losses for the year ended December 31, 2006, the Company recorded no profit sharing expense during 2006.

        World Air Holdings and World Airways have a profit sharing bonus plan for management, administrative and operations personnel. Due to net losses for the year ended December 31, 2006 the Company recorded no profit sharing expense during 2006.

        World Airways' cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. The Company accrues for the cost of post-retirement health and life insurance benefits in accordance with SFAS No. 106 but funds the benefit costs on a pay-as-you-go (cash) basis.

        In December 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires the Company to recognize in its statement of financial position an asset for a defined benefit pension or post-retirement plan's overfunded status or a liability for a plan's underfunded status, and to recognize changes in that funded status through other comprehensive income/(loss) in the year in which the changes occur. SFAS 158 will not change the amount of net periodic benefit expense recognized in the Company's results of operations.

        World Airways uses a December 31st measurement date for the post-retirement health care and life insurance benefits plan. During 2005, the Company's accumulated benefit obligation assumptions were modified for the following:

  •
  The retirement eligibility provision was adjusted to reflect that World Airways cockpit employees have the option to retire at the age of 55 with at least five years of service in addition to the previously reflected age 60 provision.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

7. Employee Benefit Plans (Continued)

  •
  A flat $50,000 life insurance benefit was added effective February 1, 2005 for cockpit retirees who die prior to age 65.

        A summary of the net periodic post-retirement benefit costs is as follows (in thousands):

Service cost	$1,053
Interest cost on accumulated post-retirement benefit obligation	540
Amortization of prior service cost	11
Net amortized loss	156

Net periodic post-retirement benefit cost	$1,760

        The assumed discount rate used to measure the accumulated post-retirement benefit obligation for 2006 was 5.75%. The medical cost trend rate in 2006 was 10.75% and trending down to an ultimate rate in 2015 and beyond of 5.0%. A one percentage point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 2006 net periodic post-retirement benefit cost by $226,000. A one percentage point decrease in the assumed health care cost trend rates for each future year would have decreased the aggregate of the service and interest cost components of 2006 net periodic post-retirement benefit cost by $193,000.

        World Airways used the following actuarial assumptions to determine its net periodic benefit cost for the year ended December 31, 2006, as measured at December 31, 2006, and its benefit obligations at December 31, 2006:

Assumption	Used for Net Periodic Post-Retirement Benefit Cost for 2006	Used for Benefit Obligations as of December 31, 2006
Discount rate	5.25%	5.75%
Salary increase*	not applicable	not applicable
Long-term rate of return*	not applicable	not applicable

*
The salary increase assumption is not applicable because the benefits are not related to compensation. The long-term rate of return assumption is not applicable because the plan is funded on a pay as go basis.

        The Company expects to contribute the following amounts to the post-retirement health care benefit plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. Benefit

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

7. Employee Benefit Plans (Continued)

payments, which reflect expected future service, are based on assumptions about future events. Actual benefit payments may vary significantly from the estimates listed below (in thousands):

2007	$353
2008	398
2009	475
2010	535
2011	577
2012 through 2016	3,800

Total	$6,138

        North American provides a tax qualified 401(k) employee savings plan for the benefit of substantially all employees. Under the plan, employees may contribute up to $15,000 of their salary. North American matches employees' contributions up to 100% of the first 3% of compensation plus 50% of the next 2% of compensation. North American also has the option to make additional profit-sharing contributions to the plan. Total contribution expense for matching of elective deferrals for the year ended December 31, 2006 was $0.6 million.

        North American had implemented a profit sharing plan for its employees. It is not a tax-qualified plan under the Code. The plan provided for payment based on certain earnings targets for the year ended December 31, 2006. Due to net losses for the year ended December 31, 2006, North American recorded no profit sharing expense during 2006.

8. Income Taxes

        The components of income tax expense for the year ended December 31, 2006 were as follows (in thousands):

Current:
Federal	$173
State	(953)
Foreign	372
Deferred:
Federal	73
State	(20)

$(355)

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

8. Income Taxes (Continued)

        Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to pre-tax income as a result of the following (in thousands):

Expected Federal income tax benefit at the statutory rate of 35%	$(926)
State and local taxes (net of federal benefit)	(52)
Other:
Meals and entertainment	893
Other	(270)

Income tax expense benefit	$(355)

        World Airways is presently under examination by the IRS for the income tax return filed for the year ended December 31, 2004. North American is presently under examination by the IRS for the S-Corporation income tax returns filed for the years ended December 31, 2003 and 2004. Currently, there are no adjustments proposed by the IRS and the impact of this examination is not determinable.

9. Major Customers and Products

        Information concerning customers for 2006 in which their revenues comprise 10% or more of the Company's total operating revenues is presented in the following table (in millions):

World Airways
U.S. Air Force ("USAF") Air Mobility Command	$398.7

North American
U.S. Air Force ("USAF") Air Mobility Command	$159.4

        Information concerning the Company's revenues comprising 10% or more of total operating revenues is presented in the following table (in millions):

World Airways
Passenger Charter Operations	$445.8
Cargo Charter Operations	$112.3

North American
Passenger Charter Operations	$204.8
Passenger Scheduled Service	61.2

10. Commitments and Contingencies

Union Negotiations and Litigation:

        World Airways' Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 29.9% of the total workforce at World Airways and are represented by the International Brotherhood of Teamsters ("IBT"), are subject to a collective bargaining agreement which will become amendable on March 1, 2009.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

10. Commitments and Contingencies (Continued)

        World Airways' Flight Attendants:    The World Airways' flight attendants, representing approximately 41.9% of World Airways employees, are subject to a collective bargaining agreement that became amendable August 31, 2006. Negotiations began in mid-August 2006 with the IBT and are ongoing.

        North American's Cockpit Crewmembers:    The National Mediation Board ("NMB") certified the IBT to represent North American's cockpit crewmembers (approximately 24.6% of the total employees at North American) on January 16, 2004. North American and the IBT commenced negotiations for their first collective bargaining agreement on April 6, 2004 and have met on numerous occasions. Although representatives from North American and the IBT continue to negotiate the terms of a comprehensive final agreement under the auspices of the NMB, no collective bargaining agreement has yet been reached.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election (the IBT) among North American's flight attendants. Flight attendants comprise approximately 37.4% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations began in 2006 between North American and the IBT and are ongoing.

Other Litigation:

        On January 9, 2004, Whitebox Convertible Arbitrage Partners, L.P. and Pandora Select Partners, L.P. filed a complaint alleging breach of contract by World Airways in connection with its exchange in December 2003 of $22,545,000 aggregate amount of 8.0% Convertible Senior Subordinated Debentures due in 2004 (the "Old Debentures") for a like amount of the newly-issued Debentures.

        In August 2006, World Airways and the plaintiff agreed to settle this matter with a full release, in exchange for approximately $0.4 million cash consideration. The settlement was accrued during the six month period ended June 30, 2006 and was subsequently paid in September 2006.

        For competitive and economic reasons, effective as of January 2005, North American unilaterally reduced cockpit crewmember wages and other benefits in addition to modifying certain work rules. The IBT thereafter filed suit against North American. The United States District Court for the Northern District of California ruled in North American's favor; the IBT appealed and the decision of the Ninth Circuit is pending. North American will continue to vigorously defend itself; however, the Company cannot give any assurance that this litigation will not have a material adverse effect on its financial condition, results of operations, or liquidity.

        North American, along with certain unrelated entities, is a defendant in litigation brought in the Dominican Republic for, among other things, breach of contract. Consequently, approximately $0.9 million of North American's funds were embargoed and were not controlled by North American until August 2006, when the court in the Dominican Republic lifted the embargo and the funds were returned to North American in October 2006. North American believes that the litigation is without merit, and intends to vigorously contest the claims. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

        North American was a defendant in a legal action pending in California brought by a former pilot for various causes of action, including wrongful termination. In May 2006, North American and the plaintiff

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

10. Commitments and Contingencies (Continued)

agreed to settle this matter with a full release, in exchange for $2.3 million cash consideration. The settlement was accrued at December 31, 2005 and was paid in May 2006.

        In the ordinary course of business, the Company is party to various other legal proceedings and claims which we believe are incidental to the operations of our business. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

11. Subsequent Events

        On April 5, 2007, the Company announced that it has entered into an agreement to be acquired by Global Aero Logistics, Inc. for $315.0 million in an all-cash transaction. Under the terms of the agreement, World Air Holdings shareholders will receive $12.50 in cash for each share of the Company's common stock owned.

        Delta Air Lines, Inc. ("Delta") filed for bankruptcy in 2005. World Airways filed a claim against Delta for certain maintenance and lease payments the Company had made to Delta under maintenance service and equipment lease agreements. In May 2007, World Airways reached a settlement agreement with Delta whereby the Company will have an allowed general unsecured claim in Delta's bankruptcy case in the amount of $5.5 million. This agreement had no impact on the consolidated financial statements for the year ended December 31, 2006.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses (subject to future contingencies) payable by us in connection with the issuance and distribution of our securities being registered hereby. All amounts are estimated except the SEC registration fee:

Expenses	Amount
SEC registration fee		$7,130
FINRA fee		10,500
Listing application fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

TOTAL	$	*

*
To be filed by amendment

Item 14.    Indemnification of Directors and Officers.

        Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

        Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law, and our by-laws provide for the indemnification of our directors and officers to the maximum extent permitted by Delaware law. We have also entered into indemnification agreements with each of our directors and officers providing similar indemnification rights.

        Section 145(g) of the DGCL provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

        We maintain a Directors' and Officers' liability insurance policy that provides coverage to our directors and officers.

Item 15.    Recent Sales of Unregistered Securities

        During the last three years, we made the following sales of unregistered securities.

        On August 14, 2007, we issued warrants for 226,100 shares of common stock, at an exercise price of $0.10 per share, to the lenders under a term loan. On October 23, 2007, MatlinPatterson purchased the warrants for 180,800 shares held by one of the lenders and immediately exercised such warrants, resulting in the issuance of 180,800 shares of common stock. The remaining warrants for 45,300 shares of common stock are held by Jefferies Finance LLC, an affiliate of one of the underwriters of this offering.

        We issued 11,507,142 shares of Series A convertible preferred stock to MatlinPatterson for an aggregate purchase price of $161.1 million, or $14.00 per share, on August 14, 2007. The Series A preferred stock we issued had an annual cumulative dividend rate of 16.0% payable in common stock upon conversion but in no event would such dividend be equal to a value less than $8.0 million. On February 6, 2009, MatlinPatterson converted a $7.0 million note plus accrued interest into 548,558 shares of Series A convertible preferred stock, and purchased an additional 1,428,571 shares of Series A convertible preferred stock for $20 million in cash.

        On April 6, 2009, MatlinPatterson, the holder of all the Series A convertible preferred stock, converted the outstanding Series A convertible preferred stock and accrued dividends and, as a result of a rights offering to accredited investors, we issued 23,825,900 shares of common stock.

        On August 13, 2009, we issued $175 million of its First Lien Notes in a private offering to qualified institutional buyers, a limited number of institutional investors, and non-U.S. persons. Jefferies & Company, Inc., one of the underwriters of this offering, was the initial purchaser of the First Lien Notes.

        On September 29, 2009, we issued GSO Capital Partners LP warrants to purchase 838,000 shares of common stock at an exercise price of $.0001 in consideration of making the Second Lien Loan. These warrants were immediately exercised, resulting in GSO Capital Partners LP acquiring 838,000 shares of common stock.

        The issuance of securities described above was deemed to be exempt from registration under the Securities Act in reliance on the exemption provided by Section 4(2) thereof for transactions not involving a public offering. In addition, the issuance of common stock upon conversion of the Series A convertible preferred stock were also deemed to be exempt from registration in reliance on the exemption provided by Section 3(a)(9) for securities issued solely in exchange for other securities of the issuer.

        We have issued the following numbers of shares of common stock as restricted stock under the Registrant's 2009 Long Term Incentive Plan. In each case, no cash consideration was received for the shares and no underwriter was involved. These issuances were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act, given the limited number of recipients, the absence of general solicitation and the transfer restrictions applicable to such shares.

Date	No. of Shares	Recipients
June 29, 2009	842,800	9 officers
December 9, 2009	26,900	1 officer
March 28, 2010	13,400	1 officer

Item 16.    Exhibits and Financial Statement Schedules.

(a)—Exhibits

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.*
2.1
First Amended Joint Chapter 11 Plan for ATA Holdings Corp. and its subsidiaries. Incorporated by reference to Exhibit 2.5 filed with Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 333-146958, filed January 9, 2008.**
2.2
Reorganizing Debtors' Firm Immaterial Modification and Clerical Correction to the First Amended Joint Chapter 11 Plan of Reorganization for ATA Holdings Corp. and its subsidiaries. Incorporated by reference to Exhibit 2.6 filed with Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 333-146958, filed January 9, 2008.**
2.3	Order Confirming the First Amended Joint Chapter 11 Plan for ATA Holdings Corp. and its subsidiaries.**
2.4	First Amended Chapter 11 Plan of ATA Airlines, Inc.**
2.5	Order Confirming First Amended Chapter 11 Plan of ATA Airlines, Inc.**
3.1	[intentionally omitted]
3.2	[intentionally omitted]
3.3	Form of Amended and Restated Certificate of Incorporation of the Company, upon the completion of this offering.*
3.4	Form of Amended and Restated By-laws of the Company, upon the completion of this offering.*
5.1	Form of Opinion of Bryan Cave LLP.*
10.1	Amended and Restated Employment Agreement between the Company and Robert R. Binns dated January 1, 2009.**+
10.1(a)	Amendment to Amended and Restated Employment Agreement between the Company and Robert R. Binns effective as of November 1, 2010.+
10.2	Amended and Restated Employment Agreement between the Company and William A. Garrett dated January 1, 2009.**+
10.2(a)	Amendment to Amended and Restated Employment Agreement between the Company and William A. Garrett dated as of January 1, 2009.**+
10.2(b)	Second Amendment to Amended and Restated Employment Agreement between the Company and William A. Garrett effective as of November 1, 2010.+

Exhibit Number	Exhibit Description
10.3	Amended and Restated Employment Agreement between the Company and Charles McDonald dated January 1, 2009.**+
10.3(a)	Amendment to Amended and Restated Employment Agreement between the Company and Charles McDonald effective as of November 1, 2010.+
10.4	Amended and Restated Employment Agreement between the Company and Mark M. McMillin dated January 1, 2009.**+
10.5	Amended and Restated Employment Agreement between the Company and Jeffrey Sanborn dated January 1, 2009.**+
10.6	Employment Agreement between the Company and Brian T. Bauer dated May 17, 2010.**+
10.7	Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan for Non-employee Directors.**+
10.7(a)	Global Aviation Holdings Inc. First Amendment to the 2009 Long-Term Incentive Plan for Non-employee Directors.+
10.8	Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan.**+
10.9	2009 Short-Term Incentive Plan.+
10.9(a)	2010 Short-Term Incentive Plan.+
10.10	Form of Nonqualified Stock Option Award Agreement under the 2009 Long-Term Incentive Plan for Non-employee Directors.**+
10.11	Form of Restricted Stock Award Agreement under the 2009 Long-Term Incentive Plan.**+
10.12	Form of Nonqualified Stock Option Award Agreement under the 2009 Long-Term Incentive Plan.**+
10.13	Form of Incentive Stock Option Award Agreement under the 2009 Long-Term Incentive Plan.**+
10.14	Form of Nonqualified Stock Option Award Agreement pursuant to the Stock Option Plan for Management Employees of New ATA Holdings, Inc.**+
10.15	Nonqualified Stock Option Award Agreement pursuant to the New ATA Holdings Inc. 2006 Long Term Incentive Plan.**+
10.16	Indenture by and among the Company, North American Airlines, Inc., World Airways, Inc. and Wells Fargo Bank, N.A., dated as of August 13, 2009, together with form of First-Lien Note.**
10.16(a)
First Supplemental Indenture by and among the Company, North American Airlines, Inc., World Airways, Inc. and Wells Fargo Bank, N.A., dated as of September 28, 2009, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4, File No. 333-167913, filed June 30, 2010.
10.17	First-Lien Security Agreement made by the Company, North American Airlines, Inc. and World Airways, Inc. in favor of Wells Fargo Bank, N.A., dated as of August 13, 2009.**
10.18	Registration Rights Agreement by and among the Company, North American Airlines, Inc., World Airways, Inc. and Jefferies & Company, Inc., dated as of August 13, 2009.**

Exhibit Number	Exhibit Description
10.19	Intercreditor Agreement by and among the Company, North American Airlines, Inc., World Airways, Inc., Wells Fargo Bank, N.A., and Jefferies Finance LLC, dated as of August 13, 2009.**
10.20
Second-Lien Term Loan Agreement by and among the Company, North American Airlines, Inc., World Airways, Inc., Blackstone/GSO Capital Solutions Fund LP, Blackstone Holdings Finance Co. LLC, and Wells Fargo Bank, N.A., dated as of September 29, 2009.**
10.20(a)
First Amendment to Second-Lien Term Loan Credit Agreement by and among the Company, North American Airlines, Inc., World Airways, Inc., the Lenders and Wells Fargo Bank, N.A., as Agent, dated as of August 30, 2010.**
10.21
Second-Lien Security Agreement by and among the Company, North American Airlines, Inc., World Airways, Inc., Blackstone/GSO Capital Solutions Fund LP, Blackstone Holdings Finance Co. LLC, and Wells Fargo Bank, N.A., dated as of September 29, 2009.**
10.22	FY10 International Airlift Services Contract/Contract No. HTC711-09-D-0004, effective as of October 1, 2009, issued by USTRANSCOM/TCAQ-CP to Alliance Contractor Team.Δ**
10.22(a)	Amendment to FY10 International Airlift Services Contract/Contract No. HTC711-09-D-0004, effective as of May 19, 2010, issued by USTRANSCOM/TCAQ-CP to Alliance Contractor Team.
10.23
Warrant Agreement dated as of August 14, 2007, between the Company and JPMorgan Chase Bank, N.A. Incorporated by reference to Exhibit 10.22 filed with Amendment No. 1 to the Company's Registration Statement on Form S-1, File No. 333-146958, filed January 9, 2008.**
10.24	Warrant Agreement between the Company and Registrar and Transfer Company dated as of February 28, 2006.**
10.25	Form of Letter amending Certain Restricted Stock Awards, Nonqualified Stock Option Awards and Incentive Stock Option Awards to accelerate vesting in certain circumstances.+
10.26	Form of Stockholders Agreement
10.27	Form of Indemnification Agreement
21.1	List of Subsidiaries of the Company.**
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Bryan Cave LLP (to be included in Exhibit 5.1).*
23.4	Consent of Incoming Director.**
24.1	Power of Attorney.**

*
To be filed by amendment

**
Previously filed as part of this Form S-1

+
Indicates management contract or compensatory plan.

Δ
Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Item 17.    Undertakings

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peachtree City, State of Georgia, on October 6, 2010.

GLOBAL AVIATION HOLDINGS INC.
By:	/s/ WILLIAM A. GARRETT William A. Garrett Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities stated and on the 6th day of October, 2010.

Signature	Title

/s/ ROBERT R. BINNS Robert R. Binns	Chief Executive Officer and Chairman of the Board (principal executive officer)
/s/ WILLIAM A. GARRETT William A. Garrett	Executive Vice President and Chief Financial Officer (principal financial and principal accounting officer)
* Marjorie Bowen	Director
* Gen. Duane H. Cassidy	Director
* Jean-Paul Jansen	Director
* David Matlin	Director
* Jason New	Director

Signature		Title

* Mark Palmer		Director
* Peter Schoels		Director
* William Stockbridge		Director
* Lawrence Teitelbaum		Director
*By:	/s/ WILLIAM A. GARRETT William A. Garrett Attorney-in-fact